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BHP BILLITON LIMITED ANNUAL REPORT 2005

bhpbilliton

We are a diversified, global resources company. With more than 100 assets, operations and offices in over 25 countries, we sell our products to meet the world's needs.

Contents

Annual General Meeting

The Annual General Meeting of BHP Billiton Limited will be held at the Perth Convention Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia, on Friday 25 November 2005 commencing at 10.30am.

BHP Billiton Limited. ABN 49 004 028 077. Registered in Australia. Registered office: 180 Lonsdale Street, Melbourne Victoria 3000 Australia.
BHP Billiton Plc. Registration Number 3196209. Registered in England and Wales. Registered office: Neathouse Place, London SW1V 1BH UK.

GROUP HIGHLIGHTS 2005

Total revenue up

↑ **32.3%**

Profit before borrowing costs and tax up

↑ **84.8%**

Net assets at 30 June up

↑ **19.1%**

Net operating cash flows up

↑ **72.5%**

Net profit attributable to members up

↑ **76.6%**

- Record results with year-on-year Profit Before Tax increases in most Customer Sector Groups.
- Eight major growth projects commissioned during the year with a further ten major projects under development. Current project pipeline of US$11.9 billion of new growth-related investments.
- Final dividend of 14.5 US cents declared (a 53 per cent increase above the 2004 final dividend) bringing the full year dividend to 28.0 US cents per share.

Net profit attributable to members

US$6.0B



Net operating cash flows

US$8.9B



Dividends to shareholders

US$1409M



Market capitalisation at 30 June

US$82B



Relative share price performance index – 5 year (US$)

- BHP Billiton Limited
- ASX 200
- Standard & Poor's 500



Chairman's Review



'The Board has supported and endorsed management in rolling out a programme of development projects that will enable us to meet a continuing increase in demand and maintain our share of a rapidly growing global market.'

Don Argus, Chairman

The year has seen an outstanding result for the Company with operating and financial results reflecting strong market conditions. BHP Billiton's market capitalisation has continued to grow, reaching around US$95 billion compared with US$58 billion this time last year and US$35 billion the previous year.

Our profit before borrowing costs, tax, depreciation and amortisation was US$11.0 billion; our net operating cash flows increased to US$8.9 billion and our total dividend payment for the year was 28 US cents a share, a further increase on last year's significant rise and reflecting the seventh consecutive increase in our dividend.

The strength of commodity prices and the volumes produced across our operations – record volumes in many of the businesses – were integral to our financial performance and while input costs have increased as a result of the tight supply and strong demand environment, our profit margins continue to increase.

Despite the constant prediction that global economies are about to head into cyclical declines, high energy prices and geopolitical stresses, solid economic growth continues. North east Asia is acquiring enormous economic power. Korea, Taiwan, China and Japan are influencing business decisions, trade flows, costs and pricing for most major companies around the world. India continues to make economic progress, suggesting significant growth opportunities over the next decades.

Part of the Board's response has been to support and endorse management in rolling out a programme of development projects that will enable us to meet a continuing increase in demand and maintain our share of a rapidly growing global market. This year, as well as approving four new projects – two in Petroleum, and one each in copper and iron ore – the Board endorsed the acquisition of WMC Resources Ltd, providing us a further set of future development options as part of its world-class suite of copper/uranium/gold and nickel assets.

While each of these projects will provide good returns at any point in the commodity cycle, the Board is conscious that it must ensure the Company is well-positioned to take advantage of growing demand if, in fact, the economic trends we are witnessing are a sign of sustained demand growth and, hence, a long-term shift in the global economy.

It is the Board's responsibility to ensure the Company can respond to meet the requirements of our global customers and maintain our market share as the world's markets change and develop.

Corporate Governance

The concept of corporate governance has unquestionably climbed the corporate agenda. Across the globe we have witnessed a proliferation of regulations, codes, recommendations and principles on the subject. These have been generated by governments, shareholders and lobby groups. Barely a single aspect of modern corporate life has been left untouched in this process of regulation.

When BHP and Billiton merged in 2001 the Board determined that the appropriate approach to governance was to adopt a common framework that drew on the governance requirements and best practices from all of the jurisdictions in which we operated, and are regulated. As we have developed the framework applicable to BHP Billiton, we have been motivated by a desire to ensure that corporate governance does not simply become synonymous with a mandated system of rules, based on a 'tick a box' system of compliance where shareholders, creditors and other corporate stakeholders might lower their guard to their own detriment.

To ensure we go beyond this regimented approach the Board has adopted its own *Board Governance Document*. This Document outlines:

- the processes the Board has developed to govern its own tasks and activities (including our expectations of Directors and the characteristics we are looking for in those we appoint to the Board)
- the matters specifically reserved for Board decision-making
- the authority delegated to the Chief Executive Officer and the accountability of the CEO for that authority
- the relationship between the Board and the CEO, and
- the boundaries the Board has placed on CEO actions.

We believe that compliance of itself will not lead to a high performing board and that it is incumbent on boards to develop their own practices and processes that not only accommodate mandated rules, but implement systems to ensure that the board most effectively represents the shareholders and promotes and protects the interests of the company. The *Board Governance Document* has moved the emphasis from mere compliance to a practice of informed responsible corporate governance in the modern business environment. The *Document* is published on the website and can be accessed at *www.bhpbilliton.com/aboutus/governance*.

Our Corporate Governance Statement starts on page 28 of this Report and a summary of our compliance with our multi-jurisdictional obligations and our own internal control mechanisms is published on our website.

Our programme of Board renewal continued throughout the year. In February we were able to secure the services of Mr Carlos Cordeiro and, more recently the Hon Gail de Planque. Both appointments followed a worldwide search by international firms retained to recruit directors with the requisite skill sets, capabilities and attributes to add value to the oversight of this complex Company.

Michael Chaney and Lord Renwick will retire by rotation this year and have both indicated that they do not wish to seek re-election. There is never a right time for hard-working, quality directors to leave a board and, on behalf of all shareholders, I thank Michael and Robin for their contribution to the development of this high performing Company.

I pay tribute to all my Board colleagues for their contribution throughout the year and for their continued commitment to the prudent oversight of the Group's affairs.

Corporate Responsibility

Corporate responsibility is essentially concerned with how organisations develop their business in order to produce an overall net benefit to society.

Since 1997 BHP Billiton has produced a report on non-financial issues and this initially covered environmental performance, with safety, health and community data included in subsequent reports. This year we have introduced the Sustainability Report (previously the Health, Safety, Environment and Community Report) and this Report highlights our commitment to socio-economic and ethical issues as well as those matters previously covered in the HSEC Report.

Our commitment to responsible business practice was recognised with the Company of the Year Award 2005 at the Business in the Community (BITC) National Awards for Excellence. BHP Billiton is the first company in the extractive industries to receive the award and is the first recipient recognised for its global activities.

All of our people around the world have a strong commitment to our sustainability initiatives and they have gained their own confidence and understanding as well as enjoying the chance to make a difference in a constructive way to the communities where we operate.

Outlook

While global economic growth rates have slowed from the exceptionally high levels of 2004, the emerging economies remain buoyant, offsetting slowing industrial production growth in the OECD nations. It is the emerging economies of Asia, South America, Africa and Russia that will continue to drive global growth, thereby providing a sound underpinning for commodity demand.

We expect China to remain a large and sustainable consumer of raw materials and resources over the coming decades, and the Chinese government's measures to tackle excessive growth rates in certain sectors of their economy are to be welcomed. However, developing economies, like all economies, will be subject to business cycles which will impact economic activity from time to time.

Commodity prices will inevitably ease from their highs as demand growth slows and new supply comes on stream, although we continue to expect prices to remain high by recent historical standards.

Once again, I commend Chip Goodyear, his management team and all of BHP Billiton's many thousands of employees and contractors for their continued commitment which has enabled the Company to turn in another outstanding performance for the 2005 financial year.



Don Argus

Chief Executive Officer's Report



'In most of our businesses we have been operating at full capacity or better, extracting efficiencies that have enabled us to sell record volumes of products in our markets.'

Chip Goodyear, Chief Executive Officer

For the past few years, we at BHP Billiton have had the privilege of sitting in the front row of a new and, possibly, multi-decade phase of world economic and social development. While this is exciting, our role as the world's largest diversified resources company brings with it an enormous responsibility to ensure we are running the business in a sustainable way, from environmental, health and safety, community, customer, employee and shareholder value perspectives. It also means we must constantly look at how to maintain and build on our position in a rapidly-changing world.

We achieved strong outcomes against our Health, Safety, Environmental and Community (HSEC) targets, which measure our progress on our journey towards sustainable development. A detailed analysis of our fatalities, incidents and accidents from the previous financial year found that our systems and processes are robust and, in many instances, leading practice. The key opportunity for improvement identified relates to our operating discipline – ensuring that the systems we have in place are understood and followed by everyone and that we share across the organisation what we learn from each incident. As a result we have identified necessary HSEC leadership attributes and integrated these into our leadership model for the organisation. Strong performance in HSEC is now a prerequisite for promotion. Despite our efforts, three of our colleagues lost their lives at work during the reporting year and we have suffered further fatalities since. All of us are impacted by these needless deaths; our resolve is even stronger to provide a workplace that delivers Zero Harm.

Operating performance

Across the businesses, our financial and operational performance has been excellent with many records set during the year. In a climate of strong prices, the record volumes made possible through operational excellence and expanded capacity laid the groundwork for record profits.

In most of our businesses we have been operating at full capacity or better, extracting efficiencies that have enabled us to sell record volumes of products into our markets.

Our project pipeline

Across the resources industry, increasing numbers of projects are being developed to provide greater capacity to meet growing demand. During the year we completed eight major projects, but our pipeline of projects continued to be refreshed and now stands at US$11.9 billion worth of projects in either feasibility stage or development. Our continuing global programme of project development means we have dedicated and highly-experienced teams able to move between projects and bring to each their skills and expertise. However, there is no doubt an industry shortage of skilled labour and materials is impacting costs and schedules. This places additional stress on our business.

Despite these pressures, the response from our people has been excellent. Their commitment and alignment to our values demonstrate the increasing maturity of the BHP Billiton culture.

This commitment has enabled us to progress projects and exercise growth options that allow us to increase capacity from low-cost, high-quality assets as we see demand for products materialise. Our project pipeline and our development efforts ensure that we have the growth options available to us. The planning, preparation and robust assessment processes inherent in this pipeline have paid dividends for the past four years. Today, we have a proven track record both in project delivery and in capturing the opportunity presented by a strong demand environment. We will continue to invest in value-adding growth opportunities throughout the economic cycle as this is a key driver of value for our shareholders.

Meeting customer demand

Meeting our customers' requirements remains a critical objective. While the 2005 financial year was characterised by tight supply coupled with strong demand, our interests and those of our customers will be best served in an environment of greater stability and certainty. We must maintain our day-to-day focus on operational performance and maximising production and build solid relationships with customers. These relationships with customers lead to mutually beneficial arrangements and a shared understanding of future demand requirements.

The acquisition of WMC Resources Ltd this year adds to our portfolio a set of high-quality, long-life existing operations that fits well with our existing portfolio and aligns with our business strategy. In addition, the future expansion and development options inherent in the Olympic Dam copper/uranium/gold asset and the Western Australian nickel business, assist us in being able to capture our share of future demand. We are very fortunate as well to have been able to welcome some excellent people who joined us from WMC.

Capital management

We have consistently said that our priorities for using our cash flow are to reinvest in value-adding growth opportunities, manage the balance sheet appropriately and return capital to shareholders. During the year, excess capital was returned to shareholders through a US$2 billion capital management programme that comprised an off-market share buy-back of US$1.78 billion and a rebasing of the underlying level of our dividend from 9.5 to 13.5 US cents. In the past four years, the Company has returned a total of US$8.3 billion to its shareholders, including buy-backs, spin-offs and dividends. We believe that the revised dividend base is supported by the earnings and cash flow outlook for the Company.

Our people

It is important that we recognise the efforts of our 36 000 people who are the foundation of the Company. They have been an integral element in delivering this year's performance and positioning the Company to meet our future objectives. Our people are the face of our Company and our success would not be possible without their commitment and dedication.



Chip Goodyear

REACH NEW MARKETS

at a time when the economy is experiencing significant growth. We constantly >








SEEK OUT OPPORTUNITIES
and work closely with our customers to help grow their businesses. Our integrated approach allows us to organise our production to suit customer requirements and assist them in meeting the needs of our changing world. We aim to >











LEAD THROUGH INNOVATION

in every facet of our operations. From the way we create value for shareholders, to our commitment to the communities we operate in, to the mutual respect we have with our most important asset, our people.



Company Overview

Our people performing safely and excellently

At every operational site, office and development project, we need to have the best possible people managing our assets. It is our people who, over time, identify resource deposits and turn these into world-class operating and financial assets. We rely on our people to share information and knowledge between businesses and functions, using formal networks and programmes to improve efficiency and performance in all areas. We also rely on our people, from senior management down, to ensure that safe working practices are always put before performance. Our experience shows that high levels of performance are sustained only when safety is our first priority.

Our Business Excellence programme combines several years of asset-based performance improvement projects implemented under the banner of Operating Excellence, with a new programme of Organisational Excellence, designed to ensure we have in place the best possible corporate structures, processes and systems.

Attracting and retaining the best people is an increasing challenge for our industry, particularly at this time of substantial growth in demand for our products. We have committed to several programmes designed to ensure that BHP Billiton can compete effectively for those employees, from graduates through to executives.

Operating Excellence
BHP Billiton's journey to Operating Excellence began in 2000 and over the last five years hundreds of projects using teams from all parts of the business have been undertaken. Using Six Sigma and other business improvement methodologies, projects in safety, maintenance, mine operations, supply, mine planning and processing have unified our activities and our people. 'Knowledge sharing' networks connect our people and encourage a culture of innovation and teamwork. The benefits are delivered in projects that are improving efficiency and reliability and achieving sustainable outcomes.

Win-win relationships
In late July 2005, we signed a Technical Collaboration Agreement with Shanghai's Baosteel Group for joint technical work on optimising the use of raw materials in the production of carbon steel and stainless steel. Cooperative work had begun well before the Agreement was signed, with Baosteel and BHP Billiton benefiting from technical work, which improved productivity in Baosteel's ironmaking process using optimised blends of BHP Billiton iron ore, coking coal and manganese. We were delighted to sign an agreement that formalises this win-win initiative. Baosteel's consumption of BHP Billiton products is set to rise strongly in the future and the relationship between Baosteel's technical and commercial management and BHP Billiton's Carbon Steel Materials (CSM) marketing and technical people in China is providing a platform for a discussion regarding even broader commercial cooperation that will ensure BHP Billiton is one of Baosteel's key raw materials suppliers for decades to come.





Safety is Worsley Alumina's job at hand
Operating Excellence at Worsley Alumina has been tackling the problem of hand and finger injuries using the Six Sigma business improvement methodology. The 'Safe Hands Project' identified the causes of the injuries with team members from Worsley's operations, maintenance and major contractors.

From the beginning, communication played an important role in building awareness of the project and keeping everyone informed of suggestions on ways to reduce the number of injuries. In the spirit of sharing knowledge, suggestions came from BHP Billiton operations in Mozambique and across Australia. They included a 'Safe Hands' video, a weekly newsletter, stickers, posters and a suggestion box.

Statistics

36 000 employees
100 operations
25 countries
30 languages

Our customers and the markets we supply



Tailor-made products
The development of a specialty cobalt product derived by way of a value-added process at BHP Billiton's Yabulu Refinery has been an exciting initiative which has taken an intermediate product of the nickel refining process to a specialty material of choice for the electronic battery industry. By working with manufacturers in this fast-growing market we tailored our product to meet their specific chemical requirements. As a result of this research and development in an essentially niche market, there is a reasonable chance that your laptop computer battery contains BHP Billiton cobalt.

Traditional resources companies put their efforts into extracting commodities and selling them to available markets. At BHP Billiton we have taken a new approach by first identifying our customers' needs, then working with them to determine and help meet their requirements.

To assist this approach, we structured our various businesses into seven Customer Sector Groups (CSGs), each of which has a dedicated, customer-oriented marketing team. A good example of how this works is our CSM CSG, whose marketing team, based in Singapore, works directly with individual steelmakers to determine how best we can provide the raw products that

an individual customer requires, being iron ore, coking (metallurgical) coal and manganese.

These relationships with customers not only equip us to better meet their needs but give us valuable feedback on likely trends in customer demand, helping us plan for future production. Our marketing hubs in Singapore and The Hague co-ordinate all our customer relationships across our major markets of north and east Asia, Europe and North America.

While Europe remains our largest overall market, the size and strength of our markets are changing, reflecting the pace of economic development in particular

regions like Asia. This year China became our largest single country market, representing 12 per cent of our total sales. The pie chart shows a breakdown of our sales across countries and regions this year. We expect the size of the China and Other Asia slices to keep growing into the future. This year we also started looking more seriously at other parts of the world that might follow the China growth story: countries such as India, Russia and Brazil where rapidly growing middle classes are demanding the computers, air conditioners and office complexes, together with the energy that fuels them, that other parts of the world take for granted and that require the raw products we provide.

Innovations in marketing
Our Energy Coal CSG continued to provide innovative solutions to customers. In the most complex of these Energy Coal supplied coal, emissions allowances, freight and foreign exchange hedging in exchange for power that was then sold into the liquid power market in the UK. Energy Coal's ability to successfully structure these and other customer-focused solutions is underpinned by a strong team comprising commercial structurers, modellers, middle-office risk management personnel and individual commodity experts.

Sales by market (percentage)



Europe	33
Japan	12
China	12
Other Asia	7
North America	7
Australia	10
Rest of World	19

Data for the year ended 30 June 2005

Branding diamonds
After EKATI was brought into production as Canada's first diamond mine, it became apparent that Canadian consumers liked buying diamonds from a local mine. BHP Billiton developed a diamond brand for retailers to supply directly to consumers, which is now marketed as the Aurias™ brand. Following the launch of this programme, market research indicated that a diamond of Canadian origin would have appeal in other countries. This, combined with issues affecting consumer confidence such as conflict diamonds, synthetic diamonds, money laundering and child labour, focused attention on developing a programme where the integrity of the diamond could be assured. CanadaMark™ diamonds are being sold through high-end retail jewellery stores in Canada, the US, Australia, Europe and Japan.

World-class assets across the globe



Our mantra of low-cost, long-life, high-quality assets continues to underpin our strategy and provide the foundation for our business. These assets are not restricted to particular commodities or businesses or to geographic regions. We invest in assets that, over the long-term, generate consistent, robust cash flow, throughout the commodity cycle.

Some of the great natural resources in the world today, for example: Chile's copper; Australia's Bowen Basin coking coal and Pilbara iron ore; and the Gulf of Mexico's oil and gas fields, offer long-term development options within our asset portfolio.

As the availability of new resources and assets in the traditional regions of the world depletes, we look increasingly to more remote and complex regions to identify assets that meet our requirements. North and central Africa, Russia and central Europe, India, China and other Asian regions may each produce the next assets of significance over the coming century.

Escondida
Escondida is the world's largest copper mine, located in northern Chile's Atacama Desert. BHP Billiton owns 57.5 per cent of Escondida, and is the operator and product sales agent. Escondida's strong profitability is derived from the quality of its ore reserves and from economies of scale. The mine accounts for approximately 8 per cent of world primary copper production. Escondida's proved and probable reserves are currently 3.9 billion tonnes, including the addition of 1.2 billion tonnes from the Escondida Norte project. Current mine operations are projected for 34 years.

An expanded nickel business
The addition of WMC Resources Ltd's extensive Western Australia nickel assets to our portfolio has created the world's third largest nickel business, providing BHP Billiton with high-quality operating assets maximising demand growth from stainless steel producers worldwide.

Assets in easily accessible, lower-risk parts of the world, which are already producing long-term and stable cash flows and have development options for the future, appear on our horizon rarely. During the year we successfully bid for and acquired WMC Resources Ltd, a company defined by its long-life, high-quality assets, particularly the Olympic Dam copper, uranium and gold mine in South Australia and its set of nickel operations in Western Australia. The addition of these assets to our portfolio positions us even more strongly to meet the requirements of our markets over coming decades and provide strong future cash flow.

Going deep in the Gulf of Mexico
The US Gulf of Mexico is emerging as a third core business for our Petroleum CSG. In January, the Mad Dog oil and gas field, in which we have a 23.9 per cent working interest, came into production, with a design daily capacity of 100 000 barrels of oil (gross) and 60 million standard cubic feet of gas. We have a 44 per cent interest in the massive Atlantis development, which is expected to start producing next year. In June, we gave the go-ahead to the Neptune oil and gas development, which will be the first deepwater standalone facility that we operate in the Gulf. Neptune is expected to start producing by the end of 2007. With Mad Dog, Atlantis and Neptune, BHP Billiton's net production from the Gulf of Mexico is expected to exceed 100 000 barrels of oil equivalent (boe) per day by the end of 2007 – a four-fold increase in production in just over two years.



Long-life, world-class assets

North West Shelf
Bass Strait
Pilbara Iron Ore
Queensland Coal
Ingwe Coal
Escondida
Worsley
Hillside
Mozal

2005 — 2024

PBT from the above assets represented 62 per cent of PBT [(1)] in FY 2005.

[(1)] before net unallocated interest.



Growth – using our cash flow to meet future demand and create options



Expansions in iron ore

BHP Billiton's Western Australian iron ore business has been in a constant state of growth for the past five years. The business is based on a world-class resource, efficient and continuously expanding infrastructure, a well-established marketing network and close proximity to the industry growth centres of Asia. A leader in the global seaborne iron ore business for the past 40 years, we have shipped more than two billion tonnes of iron ore to steelmakers all over the world. Extensive iron ore resources support many more decades of iron ore production and we expect our resource base to increase as our exploration programmes continue. Today, we have six open-cut mining operations, including one of the world's largest at Mt Whaleback. The next stage of development is a plan to increase annual capacity to around 150 million tonnes – double our production of only two years ago.

EKATI goes underground

Diamonds are formed deep in the earth's crust and carried to the surface in kimberlite pipes. These pipes are generally small in diameter (300 metres across is a good-sized pipe) and are nearly vertical structures extending deep into the earth. Like most diamond mines, mining at EKATI started at the surface as an open pit. As pits are deepened, they start to look like a funnel, with more and more waste rock having to be mined to allow access to deeper ore. At some point, it becomes more economical to mine by underground means. The Panda pipe was the original mine at EKATI. Panda was the best combination of size, grade and diamond quality at the site. Two years ago, Panda reached the economic limit of open pit mining. A US$182 million (US$146 million BHP Billiton share) project was approved in 2004 to recover additional Panda diamonds by underground mining. This project is on schedule to reach full production early in calendar 2006 and is expected to be completed for slightly less than the original budget.

Making good profits today from our excellent asset base is not enough. To ensure we are able to meet the growing demands of the developing economies of the world, we need to reinvest continually in projects that will enhance our long-life, high-quality assets on which we base our business.

In the past four years we have developed 24 growth projects that are now producing significant additional volumes of a spread of commodities including petroleum, aluminium, iron ore and copper. These projects represent a total investment of around US$5.7 billion. In addition, we spent US$7.2 billion on acquiring WMC Resources Ltd, adding incremental copper and nickel to our portfolio and allowing us to enter a new commodity – uranium.

Our growth pipeline currently shows 26 growth projects that are either in the feasibility stage or are under development and are expected to come on line over the next few years. They represent a total investment of more than US$11 billion

and, again, cover a range of commodities. Behind this pipeline sits a much larger group of projects that are still progressing through our very rigorous assessment process, towards their feasibility stage.

How do we decide which projects to develop? All of our projects are assessed against a range of long-term price forecasts and other variables and will only be progressed if they can be shown to be economically viable even when prices are low.

When we announced our intention to develop Mozal, the state-of-the-art aluminium smelter in Mozambique, at a time when the aluminium price was low, reflecting an oversupply in the world market, and when Mozambique had only recently emerged from a devastating 17 years of civil war, it was because the fundamentals of the project were right. Today, Mozal is a high-performing operation and a model, both from a financial and social perspective, for the world's aluminium industry.

An important element of our growth strategy is to have a broad range of options, so that we can bring on line low-cost, high-quality production to meet market demand at the right time. As a result we will look to enter non-traditional markets in the search for new resources.





Growth in coking coal

BHP Billiton is the world's largest producer of seaborne metallurgical coal from operations in Australia's eastern states. Together, BHP Billiton and its partners plan to increase annual production towards 100 million tonnes by 2010.

Additional production will come primarily from mines held in partnership with Mitsubishi and Mitsui in Queensland's Bowen Basin. These mines will increase production capacity to 59 million tonnes per annum (Mtpa) by 2006, and we are reviewing options to boost production to 80 Mtpa by 2010 from greenfield and brownfield expansion projects. This growth phase is supported by upgrades at Hay Point coal terminal, together with recent expansions in coal processing and handling infrastructure. Production from the niche Illawarra operations and potential new developments such as the Maruwai project in Indonesia will ensure BHP Billiton remains the world's premier supplier of metallurgical coal to the international steel industry.

Sound financial management

Our diversified model – by commodity, geographic location of assets and the markets we sell to – has proven its ability to generate relatively stable cash flow regardless of external factors. It provides the business with a set of natural hedges, ensuring that any one variable, high commodity prices for example, is usually offset by others, such as increased cost pressures in strong producer currencies.

Our ability to use this cash flow and invest in growth projects through the commodity cycle has resulted in new production coming on line into a particularly strong demand and price environment, so providing even greater returns. Our margins and return on capital have improved steadily during the past three years.

Once we have invested in growth and are confident of a solid balance sheet, we aim to return capital to our shareholders. During the year we returned US$3.2 billion to shareholders through an off-market share buy-back programme, through rebasing the underlying level of our dividend and through the dividend payments.



Financial flexibility



Gearing (%)

Capital management

BHP Billiton is committed to closely managing its capital. The priorities for application of the Group's cash are clear. First, we aim to reinvest in projects with attractive rates of return. Then we look to return capital to shareholders through the continuation of our progressive dividend policy and through other forms of capital return, such as share buy-backs. During the year, the Group returned US$2.0 billion to shareholders via a US$1.78 billion off-market buy-back of BHP Billiton Limited shares at a 12 per cent discount to the prevailing market price. The remaining US$220 million were distributed to shareholders as part of the interim dividend, at 13.5 US cents per share. This was an increase of 69 per cent over last year's interim dividend and a 42 per cent increase from the dividend declared in August 2004. This rebased dividend level will be the starting reference point for future periods, a sign of the confidence we have in the medium term outlook and our ability to consistently deliver earnings and cash flow to support this higher level of dividend payment.







Managing debt

Consistent with the Group's priorities for its cash flow, the share buy-back and increased dividend were preceded by a considerable reduction in net debt over the past two years. Underlying these increased returns to shareholders is a confidence in the financial strength of the Group, which is also shared by the financial markets. This was best demonstrated by the reaction to the increase in debt associated with the US$7.2 billion acquisition of WMC Resources Ltd. While the acquisition was entirely debt-funded, the international credit rating agencies did not change the Group's credit ratings and the cost of the Group's debt in the debt markets also remained essentially unchanged. In March, when we announced the WMC acquisition, we indicated that this would increase our net gearing to around 42 per cent by 30 June 2005. In fact, our net gearing is a full 7 per cent lower at 34.6 per cent as a result of the strength of our cash flow during the period.

Sustainable development

The Company's commitment to sustainable development has evolved over our long history of operational experience and through lessons learned along the way. Working through complex issues associated with our operations has highlighted environmental and social performance as a critical success factor for the Company. We are well aware of the costs of getting it wrong but, more importantly, we recognise the value that can be created by getting it right. Consequently, we adopt a holistic approach to business strategy, seeking to realise value for all our stakeholders through a sustainable business philosophy.

Mozal – a model for integrating sustainability into resource projects
BHP Billiton is committed to sustainable development, as articulated in our Charter, Sustainable Development Policy and HSEC Management Standards. Social and environmental performance is a critical factor in business success. Our aim, while creating value for all our stakeholders, is to enhance the societal benefit of our operations and to reduce their environmental impact.

We recognise that the journey towards sustainable development is about engaging and partnering with our stakeholders to address the challenges associated with establishing resource projects and to jointly share the benefits of success.

Our Mozal aluminium smelter project in Mozambique stands as a model for realising a sustainable long-term investment based on sound business principles that encompass the recognition and effective management of social and environmental responsibilities.

For further information, refer to our Sustainability Report at *http://sustainability. bhpbilliton.com/2005/report/*.



Black Economic Empowerment Procurement Policy implemented across our sites in southern Africa
Black Economic Empowerment (BEE) legislation has been introduced in South Africa to address inequalities created by past history, particularly the exclusion of black people from participating in the country's economy. The Company has been responding to the legislation through the implementation of our BEE Procurement Policy, which was introduced in 2003, and the establishment of a central BEE Supply Unit. The Policy attempts to address the socio-economic imbalance by increasing the participation of previously disadvantaged groups. It has been rolled out throughout the country.

The objectives of the Supply Unit are to provide access by black suppliers to the Company's procurement activities, and to ensure that all buying organisations within the Group have the support to successfully achieve legislated procurement targets.

The benefits of these objectives are being realised through increased understanding of the issues surrounding encouragement of BEE involvement, and closer monitoring and reporting of the engagement of BEE suppliers.

BHP Billiton wins prestigious UK award for Corporate Social Responsibility
In July 2005, BHP Billiton was awarded the title 'Company of the Year' at London's 'Business in the Community Awards'. BHP Billiton is the first company in the extractive industries to receive the award and we are the first recipient recognised for our global activities.

Reclamation success in the US
The 'Best of the Best' Reclamation Award by the Office of Surface Mining of the US Department of the Interior was presented to BHP Billiton's San Juan Coal Company in September 2004 at the MINExpo in Las Vegas. This is the most prestigious mine reclamation award in the United States. The award was given for the innovative development and implementation of fluvial geomorphic principles to re-establish drainage in reclaimed land. Natural meandering stream beds, which resist erosion and allow for the natural re-establishment of vegetation in the stream channels, are established, while dozers equipped with GPS-based systems create the fluvial geomorphic terrain. The result is land that will support wildlife.

Exploration



Technical innovation through FALCON™

Our FALCON™ technology gives us a unique competitive advantage in the search for mineral deposits and hydrocarbon reserves. FALCON™ is an airborne gravity gradiometer that measures minute changes in the Earth's gravity. This technology provides BHP Billiton with a unique advantage in the search for mineral and hydrocarbon deposits and has helped in the resource evaluation of some major operations, such as the EKATI diamond mine in Northwest Territories, Canada, and the Cannington silver and lead mine in Queensland, Australia. BHP Billiton currently has four operational systems dedicated to minerals exploration across the globe. This provides us with innovative commercial strategies involving partnerships and alliances through increased exposure to a disproportionate number of potential new discoveries. BHP Billiton has also developed its own FALCON™ data processing software to further enhance this competitive advantage. In this way BHP Billiton continues to gain exposure to a large proportion of high-quality opportunities and has a cost-effective means of screening them, thereby significantly increasing its overall probability of success.

Our exploration programme is integral to our growth strategy and is focused on identifying and capturing new world-class projects for future development, thereby securing options for long-term value creation.

Globally, the rate of discovery of new mineral resources is declining, in large part driven by increasing maturity of established mining areas. Our approach to reverse this trend is to explore established areas with new technologies and techniques, and to increasingly explore new ground in emerging countries.

With this in mind we developed and operate the FALCON™ airborne gravity gradiometer, the first truly new exploration technology for about 15 years, and the geoferret EM system, which enables us to detect mineralisation deeper than was previously possible. Both techniques provide competitive advantage in established areas and have opened up new exploration opportunities for us, both on our own and through arrangements with junior explorers. We are currently using FALCON™ for diamond exploration in Canada, Australia and southern Africa, and geoferret for nickel exploration in Western Australia.

We are also pursuing an increasing number of opportunities in highly prospective developing countries. For example, while we continue to pursue copper exploration activities in Chile and Peru, we are also exploring opportunities in the Democratic Republic of Congo (DRC), Mongolia and Pakistan. Likewise, in diamonds we have an extensive programme in Canada and in Angola, the Democratic Republic of the Congo (DRC) and Botswana. In nickel we have a programme in Western Australia and we are also exploring in the Philippines, Africa and Brazil. In the bulk commodities, activities are focused on a small number of world-class terrains in Australia, Brazil, India and west Africa. In total, we discovered 50 new mineralised prospects in 2005.



Exploration statistics in 2005

57 joint ventures
US$82.7m expenditure
Exploration centres from **Australia** to **Asia** to **Africa** to **North** and **South America**

Frontier exploration

Our primary exploration focus for petroleum products is on the US Gulf of Mexico. Using leading-edge technology and drilling in water depths of up to 10 000 feet to locate resources 25 000 feet beneath the ocean floor, we have had positive results at several wells. Industry reports show BHP Billiton to have been the single most active driller at one stage of the year, participating in up to nine exploration, appraisal and development wells. Importantly, this drilling and appraisal programme has been conducted with an excellent safety record. We have also been active with our drilling programme at the Stybarrow, Pyrenees and Scarborough fields off the coast of Western Australia. During the year our position was strengthened by the acquisition of additional exploration acreage in Algeria, Pakistan and the Gulf of Mexico. BHP Billiton now holds working interests in around 400 leases in the Gulf of Mexico, including 378 exploration blocks and 19 blocks held by production.

CUSTOMER SECTOR GROUP HIGHLIGHTS >

- Eight major growth projects commissioned during the year: six in Petroleum and one each in Diamonds and Specialty Products and Carbon Steel Materials.

- Ten major projects currently in development.

- Year-on-year Profit Before Tax increases in most Customer Sector Groups.

- Record annual production volumes in 11 commodities at a time of strong product prices.

- Record aluminium production with both Mozal and Hillside operating above nameplate capacity and expected to continue.

- Record total production of silver, lead and molybdenum.

- Record annual production of iron ore, coking coal and manganese ore and alloys.

- Record nickel production from Cerro Matoso.

- The acquisition of WMC has added materially to our nickel and copper businesses. BHP Billiton is now the world's second largest copper producer and the third largest nickel producer.



Petroleum

PBT increased
↑38.9%

	US$ million
Revenue	6 237
Profit before tax	2 014
Capital and investment expenditure	962
Net assets	4 322

Profit before tax (PBT) was US$2014 million, compared with US$1450 million in 2004, an increase of US$564 million. The new projects commissioned were North West Shelf LNG Train 4 (Australia), ROD oil project (Algeria), Mad Dog oil project (US), Angostura oil project (Trinidad and Tobago), Minerva gas project (Australia) and Gulf of Mexico Caesar and Cleopatra pipeline infrastructure (US).

The commissioning of six major projects during the year was the culmination of many years' work and will provide a base for increasing oil and gas production in the future. We started seeing a ramp-up in production from these projects in the second half of the financial year which, combined with high oil prices, helped us achieve a strong result.





Aluminium

PBT increased
↑26.5%

	US$ million
Revenue	5 329
Profit before tax	939
Capital and investment expenditure	280
Net assets	5 454

Profit before tax (PBT) was US$939 million, compared with US$742 million in 2004, an increase of US$197 million. The increase was mainly attributable to higher realised prices for aluminium and alumina together with higher aluminium sales volumes reflecting the first full year of production from the expansion at Hillside (South Africa).

The success of our portfolio of mining, refining and smelting operations is based largely on our access to economic bauxite and competitive power. The quality of the portfolio reflects our ability to construct, commission and operate our assets efficiently.

We intend to increase our portfolio through brownfield expansions and the identification of high quality greenfield opportunities through an increased and targeted business development programme.

Base Metals

PBT increased
↑221.8%

	US$ million
Revenue	4 609
Profit before tax	1 834
Capital and investment expenditure	668
Net assets	7 368

Profit before tax (PBT) was US$1834 million, compared with US$570 million in 2004, an increase of US$1264 million.

High copper, molybdenum, silver, lead and zinc prices combined with production records at Escondida, Antamina and Cannington drove this record result. These factors were partially offset by increased input and price-linked costs and a stronger Australian dollar to US dollar exchange rate.

The addition of the Olympic Dam copper/uranium operation to the Base Metals portfolio, plus the start-up of the Escondida Sulphide Leach project will see production capacity expand rapidly in 2006.




Carbon Steel Materials

PBT increased
↑127.8%

	US$ million
Revenue	7 357
Profit before tax	2 346
Capital and investment expenditure	1 071
Net assets	3 324

Profit before tax (PBT) was US$2346 million, compared with US$1030 million in 2004, an increase of US$1316 million. The increase was mainly attributable to stronger commodity prices for all products and increased volumes from Western Australian iron ore, Queensland coal and our manganese ore operations.

The result reflects a new growth phase in the global steel industry, which has led to strong demand and prices for seaborne iron ore, metallurgical coal and manganese. The business continues to expand production of each of these commodities to meet growing demand.

Diamonds and Specialty Products

PBT decreased
↓7.9%

	US$ million
Revenue	785
Profit before tax	278
Capital and investment expenditure	244
Net assets	1 473

Profit before tax (PBT) was US$278 million, compared with US$302 million in 2004, a decrease of US$24 million.

The decrease was driven by lower diamond sales volumes and higher costs due to the processing of lower grade material and a stronger Canadian dollar, offset by higher realised prices for diamonds and titanium feedstock.

The EKATI Diamond Mine enjoyed another year of strong operating performance and profitability, while Richards Bay Minerals is benefiting from a strong market for its titanium, zircon and pig iron products.

The acquisition of WMC Resources Ltd added one of the world's largest known titanium dioxide deposits, Corridor Sands, to our portfolio. It also brought a fertilisers business as well as valuable new technical capabilities.





Energy Coal

PBT increased
↑206.9%

	US$ million
Revenue	3 054
Profit before tax	310
Capital and investment expenditure	169
Net assets	1 407

Profit before tax (PBT) was US$310 million, compared with US$101 million in 2004, an increase of US$209 million. This increase was mainly attributable to higher export prices, resulting from continued strong demand in the Atlantic and Pacific markets. The strength of the rand, Australian dollar and Colombian peso against the US dollar as well as inflation in South Africa had an unfavourable impact on operating costs.

While over half our South African coal production is sold domestically, we are increasing our emphasis on the export market and seeking opportunities to supply new countries.

Expansions of Cerrejon Coal Company in Colombia and the progression of an underground project at Mount Arthur Coal in Australia to pre-feasibility will help meet increasing global demand for energy sources.

Stainless Steel Materials

PBT increased
↑47.7%

	US$ million
Revenue	2 712
Profit before tax	814
Capital and investment expenditure	449
Net assets	4 564

Profit before tax (PBT) was US$814 million, compared with US$551 million in 2004, an increase of US$263 million. The increase was mainly due to higher nickel and ferrochrome prices compared to the prior year. The ferrochrome operations were sold, effective 1 June 2005.

Record production at Cerro Matoso in Colombia and another strong result from the Yabulu refinery in Australia reflect both operating excellence initiatives and higher recoveries.

The combination of WMC Resources Ltd's nickel operations with our existing assets has created a world-class nickel business and a major global supplier of materials to the stainless steel industry.

BHP Billiton Locations



Offices

- Offices
- Petroleum
- Aluminium
- Base Metals
- Carbon Steel Materials
- Diamonds and Specialty Products
- Energy Coal
- Stainless Steel Materials

Offices

♦ Corporate Centres
● Marketing Offices
▲ Minerals Exploration Offices
■ Technology Centres

Ref	Country	Location
1	Australia	Adelaide ♦ ●
2	Australia	Brisbane ● ▲
3	Australia	Melbourne (Global Headquarters) ♦ ● ▲ ■
4	Australia	Newcastle ■
5	Australia	Perth ♦ ● ▲ ■
6	Belgium	Antwerp ●
7	Brazil	Rio de Janeiro ● ▲
8	Canada	Vancouver ▲
9	Chile	Santiago ♦ ● ▲
10	China	Beijing ● ▲ ■
11	China	Shanghai ●
12	Germany	Essen ●
13	India	New Delhi ● ▲
14	Indonesia	Jakarta ●
15	Japan	Tokyo ●
16	Korea	Seoul ●
17	Netherlands	The Hague ●
18	Peru	Lima ▲
19	Russia	Moscow ● ▲
20	Singapore	Singapore ●
21	South Africa	Johannesburg ♦ ● ▲ ■
22	Switzerland	Baar ●
23	UK	London ♦
24	UK	Sheffield ●
25	US	Houston ♦ ●
26	US	Pittsburgh ●

Petroleum

Ref	Country	Site/Asset	Description	Ownership
27	Algeria	Ohanet	Joint operator with Sonatrach of wet gas development	45%
28	Algeria	ROD Integrated Development	Onshore oil development	36.04%
29	Australia	Bass Strait	The Bass Strait operations produce oil, condensate, LPG, natural gas and ethane	50%
30	Australia	Griffin	Operator of oil and gas project offshore WA	45%
31	Australia	Minerva	Operator of Minerva gas field development in the Otway Basin	90%
32	Australia	North West Shelf	One of Australia's largest resource projects, producing liquids, LNG and domestic gas	8.33–16.67%
33	Pakistan	Zamzama	Operator of onshore gas development	38.5%
34	Trinidad and Tobago	Angostura	Operator of oil field	45%
35	UK	Bruce/Keith	Oil and gas production in the UK North Sea	16–31.83%
36	UK	Liverpool Bay	Operator of oil and gas development in the Irish Sea	46.1%
37	US	Gulf of Mexico	Interests in several producing assets, the Atlantis and Neptune developments, and a significant exploration acreage position	4.95–100%
–	Various	Exploration	Exploration interests in Algeria, Australia, Brazil, Brunei, Maritime Canada, Pakistan, South Africa, Trinidad and Tobago, UK, US	–



Carbon Steel Materials

Ref	Country	Site/Asset	Description	Ownership
52	Australia	Boodarie Iron	Hot briquetted iron plant (permanently closed 24 August 2005)	100%
53	Australia	GEMCO	Producer of manganese ore	60%
54	Australia	Illawarra Coal	Three underground coal mines	100%
55	Australia	Queensland Coal	World's largest supplier of high-quality metallurgical coal for steel production	50–80%
56	Australia	TEMCO	Producer of manganese alloys ●	60%
57	Australia	WA Iron Ore	Pilbara iron ore mine, rail and port operations	85–100%
58	Brazil	Samarco	An efficient low-cost producer of iron ore pellets	50%
59	South Africa	Samancor Manganese	Integrated producer of manganese alloys and ferroalloys	60%

Diamonds and Specialty Products

Ref	Country	Site/Asset	Description	Ownership
60	Australia	Melbourne	Hi Fert head office	33.3%
61	Australia	Southern Cross Fertilisers	Mt Isa sulphuric acid manufacture and Phosphate Hill phosphate mine and plant (formerly known as Queensland Fertilizer Operations)	100%
62	Canada	Yellowknife	EKATI diamond mine in the Northwest Territories of Canada	80%
63	South Africa	Richards Bay Minerals	World's largest producer of titanium slag ●	50%
64	Mozambique	Corridor Sands	Titanium minerals project ▲	90%

Minerals Exploration Offices and Technology Centres are managed by Diamonds and Specialty Products and are shown under the Offices section.

Energy Coal

Ref	Country	Site/Asset	Description	Ownership
65	Australia	Hunter Valley Energy Coal	Mt Arthur Coal	100%
66	Australia	Illawarra Coal	Marketing agent for energy coal output	–
67	Australia	Queensland Coal	Marketing agent for energy coal output	–
68	Colombia	Cerrejon	Largest coal producer in Colombia	33.3%
69	Indonesia	PT Arutmin	Exclusive agent for coal output	–
70	South Africa	Ingwe	Largest coal producer in South Africa	100%
71	US	New Mexico Coal	Mine-mouth operations	100%

Stainless Steel Materials

Ref	Country	Site/Asset	Description	Ownership
72	Australia	Nickel West	Nickel assets including Mt Keith and Leinster operations, Kalgoorlie nickel smelter, Kwinana nickel refinery, Kambalda concentrator	100%
73	Australia	QNI Yabulu Refinery	The Yabulu refinery is one of the world's major laterite nickel-cobalt processing plants	100%
74	Australia	Ravensthorpe Nickel Project	Ravensthorpe nickel mine and processing facility (currently in development)	100%
75	Colombia	Cerro Matoso	Integrated ferronickel mining and smelting complex in north Colombia	99.8%

Aluminium

Ref	Country	Site/Asset	Description	Ownership
38	Australia	Worsley	Integrated alumina refinery/ bauxite mine	86%
39	Brazil	Alumar	Alumina refinery and aluminium smelter	36–46.3%
40	Brazil	MRN	Bauxite mine	14.8%
41	Brazil	Valesul Aluminio	Aluminium smelter	45.5%
42	Mozambique	Mozal	Aluminium smelter	47.1%
43	South Africa	Hillside/Bayside	Two aluminium smelters	100%
44	Suriname	Paranam	Alumina refinery and bauxite mines	45%

Base Metals

Ref	Country	Site/Asset	Description	Ownership
45	Australia	Cannington	Silver, lead and zinc mine in north-west Queensland	100%
46	Australia	Olympic Dam	Large underground copper/uranium mine in South Australia	100%
47	Chile	Cerro Colorado	Copper mine in northern Chile, producing cathode copper through a SX-EW leach operation	100%
48	Chile	Escondida	The world's largest copper mine, located in northern Chile	57.5%
49	Chile	Spence	Open cut copper mine under development	100%
50	Peru	Antamina	Large copper-zinc mine	33.75%
51	Peru	Tintaya	Produces copper concentrate and copper cathode within the 'Skarn Belt' of south-eastern Peru	99.95%

Review of Operations

All references to production volumes are BHP Billiton share unless noted otherwise.

CSG Assets	Principal product	Country	BHP Billiton ownership (%)	2005 production BHP Billiton share
Petroleum				
Crude Oil & Condensate ('000 barrels)				
Bass Strait	Oil & gas	Australia	50.0	16 736
Minerva	Oil & gas	Australia	90.0	54
North West Shelf – condensate	LNG, liquids & gas	Australia	8.33–16.67	5 340
North West Shelf – Wanaea/Cossack	LNG, liquids & gas	Australia	8.33–16.67	5 853
Laminaria/Corallina [a]	Oil	Australia	25–32.6	1 153
Griffin	Oil & gas	Australia	45.0	1 743
Pakistan	Gas & condensate	Pakistan	38.5	211
Typhoon/Boris	Oil & gas	US	50.0	4 330
Mad Dog	Oil & gas	US	23.9	813
Other Americas	Oil & gas	US	4.95–50	666
Angostura	Oil & gas	Trinidad and Tobago	45.0	1 796
Liverpool Bay	Oil & gas	United Kingdom	46.1	6 116
Bruce/Keith	Oil, gas & LPG	United Kingdom	16.0–31.83	1 011
Ohanet	Oil & gas	Algeria	45.0	2 040
ROD	Oil & gas	Algeria	36.04–45	2 978
				50 840
Natural Gas (billion cubic feet)				
Bass Strait	Oil & gas	Australia	50.0	115.74
Minerva	Oil & gas	Australia	90.0	16.42
North West Shelf – Domestic	LNG, liquids & gas	Australia	8.33–16.67	14.63
North West Shelf – LNG	LNG, liquids & gas	Australia	8.33–16.67	83.09
Griffin	Oil & gas	Australia	45.0	2.63
Moranbah Coal Bed Methane	Gas	Australia	50.0	3.24
Illawarra Coal Bed Methane	Gas	Australia	100.0	5.48
Pakistan	Gas & condensate	Pakistan	38.5	31.69
Typhoon/Boris	Oil & gas	US	50.0	7.12
Mad Dog	Oil & gas	US	23.9	0.21
Other Americas	Oil & gas	US	4.95–50	7.68
Bruce/Keith	Oil, gas & LPG	United Kingdom	16.0–31.83	23.77
Liverpool Bay	Oil & gas	United Kingdom	46.1	33.98
				345.68
LPG ('000 tonnes)				
Bass Strait	Oil & gas	Australia	50.0	510.61
North West Shelf	LNG, liquids & gas	Australia	8.33–16.67	129.52
Bruce/Keith	Oil, gas & LPG	United Kingdom	16.0–31.83	59.96
Ohanet	Oil & gas	Algeria	36.04–45	160.01
				860.10
Ethane ('000 tonnes)				**101.53**
TOTAL PETROLEUM PRODUCTS (million barrels of oil equivalent)				**119.03**

Growth Projects				Increased Capacity
Development	Atlantis South – Q3 CY06	Oil & gas	US	44.0	[b]
	Neptune – End CY07	Oil & gas	US	35.0	[c]
	North West Shelf 5th Train – End CY08	LNG	Australia	16.67	4.2 [d]
Feasibility	Zamzama Phase 2 – Q3 CY07	Gas & condensate	Pakistan	38.5	150 [e]
	Atlantis North – Q1 CY08	Oil & gas	US	44.0	[f]
	Stybarrow – Q1 CY08	Oil & gas	Australia	50.0	80 000 [g]
	Shenzi – Mid CY08	Oil & gas	US	44.0	100 000 [h]
	NWS Angel – End CY08	Gas	Australia	16.67	

[a] BHP Billiton sold its interest in Laminaria/Corallina with effect from 14 January 2005.
[b] 200 000 barrels of oil and 180 million cubic feet of gas per day (100 per cent).
[c] 50 000 barrels of oil and 50 million cubic feet of gas per day (100 per cent).
[d] Million tonnes per annum (100 per cent).
[e] mmscf per day (100 per cent).
[f] Tie-back to Atlantis South.
[g] Barrels per day (100 per cent).
[h] Barrels per day (100 per cent).

Aluminium				
Alumina ('000 tonnes)				
Worsley	Alumina & bauxite	Australia	86.0	2 813
Paranam	Alumina	Suriname	45.0	874
Alumar	Alumina	Brazil	36.0	495
				4 182
Aluminium ('000 tonnes)				
Hillside	Aluminium	South Africa	100.0	685
Bayside	Aluminium	South Africa	100.0	166
Alumar	Aluminium	Brazil	46.3	176
Valesul	Aluminium	Brazil	45.5	43
Mozal	Aluminium	Mozambique	47.1	260
				1 330

Growth Projects				Increased Capacity ('000 tonnes per annum)
Development	Worsley Development Capital Projects – Q1 CY06	Alumina	Australia	86.0	250 (100% basis)
	Paranam – Q3 CY05	Alumina	Suriname	45.0	250 (100% basis)
Feasibility	Alumar Alumina Refinery – Q1 CY08	Alumina	Brazil	36.0	2 000 (100% basis)

Base Metals				
Copper ('000 tonnes)				
Concentrate				
Escondida	Copper	Chile	57.5	578.2
Antamina	Copper-zinc	Peru	33.75	123.1
Tintaya	Copper	Peru	99.95	72.7
				774.0
Cathode				
Escondida	Copper	Chile	57.5	87.3
Cerro Colorado	Copper	Chile	100.0	113.1
Tintaya	Copper	Peru	99.95	34.4
Pinto Valley	Copper	US	100.0	9.1
Olympic Dam [a]	Copper-uranium	Australia	100.0	16.1
				260.0
Lead (tonnes)				
Cannington	Silver, lead & zinc	Australia	100.0	281 970
				281 970
Zinc (tonnes)				
Cannington	Silver, lead & zinc	Australia	100.0	52 841
Antamina	Copper-zinc	Peru	33.75	52 520
				105 361

CSG Assets	Principal product	Country	BHP Billiton ownership (%)	2005 production BHP Billiton share
Base Metals continued				
Gold (ounces)				
Escondida	Copper	Chile	57.5	96 606
Tintaya	Copper	Peru	99.95	21 765
Olympic Dam [a]	Copper-uranium	Australia	100.0	7 042
				125 413
Silver ('000 ounces)				
Escondida	Copper	Chile	57.5	2 551
Antamina	Copper-zinc	Peru	33.75	2 774
Tintaya	Copper	Peru	99.95	629
Cannington	Silver, lead & zinc	Australia	100.0	44 030
Olympic Dam [a]	Copper-uranium	Australia	100.0	62
				50 046
Uranium Oxide Concentrate (tonnes)				
Olympic Dam [a]	Copper-uranium	Australia	100.0	415
				415
Growth Projects				*Increased Capacity (tonnes per annum)* [b]
Development	*Escondida Norte – Q4 CY05*	*Copper*	*Chile*	*57.5*	
	Escondida Sulphide Leach – H2 CY06	*Copper*	*Chile*	*57.5*	*180 000 (100% basis)*
	Spence – Q4 CY06	*Copper*	*Chile*	*100.0*	*200 000*
Feasibility	*Escondida Coarse Particle Recovery – Q3 CY07*	*Copper*	*Chile*	*57.5*	*50 000 (100% basis)*

[a] BHP Billiton acquired Olympic Dam with the acquisition of WMC Resources Ltd. Production data is shown from 1 June 2005.
[b] Maintains Escondida's total capacity at 1.25 mtpa (100 per cent basis).

Carbon Steel Materials				
Iron Ore ('000 tonnes)				
Mt Newman	Iron ore	Australia	85.0	25 736
Mt Goldsworthy	Iron ore	Australia	85.0	4 685
Area C Joint Venture	Iron ore	Australia	85.0	16 612
Yandi	Iron ore	Australia	85.0	35 661
Jimblebar	Iron ore	Australia	100.0	6 364
Samarco	Iron ore	Brazil	50.0	7 687
				96 745
Metallurgical Coal ('000 tonnes)				
BHP Billiton Mitsubishi Alliance	Metallurgical coal	Australia	50.0	25 395
BHP Mitsui Coal	Metallurgical coal	Australia	80.0	5 657 (100% basis)
Illawarra Coal	Metallurgical coal	Australia	100.0	6 251
				37 303
Manganese ('000 tonnes)				
Australia and South Africa	Manganese ore	Australia/South Africa	60.0	5 455 (100% basis)
Australia and South Africa	Manganese alloy	Australia/South Africa	60.0	755 (100% basis)
Growth Projects				*Increased Capacity ('000 tonnes per annum)*
Development	*BMA Phase 1 – Mid CY05*	*Metallurgical coal*	*Australia*	*50.0*	*5 000 (100% basis)*
	Blackwater Coal Preparation Plant – H1 CY06	*Metallurgical coal*	*Australia*	*50.0*	*(a)*
	BMA Phase 2 – H2 CY06	*Metallurgical coal*	*Australia*	*50.0*	*2 000 (100% basis)*
	WA Iron Ore RGP2 – H2 CY06	*Iron ore*	*Australia*	*85.0*	*8 000 (100% basis)*
Feasibility	*WA Iron Ore RGP3 – Q2 CY08*	*Iron ore*	*Australia*	*85.0*	*20 000 (100% basis)*
	Samarco – H2 CY08	*Iron ore*	*Brazil*	*50.0*	*7 000 (100% basis)*
	WA Iron Ore RGP4+ – H1 CY10	*Iron ore*	*Australia*	*85.0*	*(b)*
	Maruwai – H1 CY09	*Metallurgical coal*	*Indonesia*	*100.0*	*5 000*

[a] New coal handling and processing facility to replace three existing plants.
[b] Takes total system capacity at Western Australian Iron Ore to 152 million tonnes per annum (100 per cent).

Diamonds and Specialty Products				
Diamonds ('000 carats)				
EKATI Diamond Mine	Diamonds	Canada	80.0	3 617
Richards Bay Minerals ('000 tonnes)	Titanium dioxide	South Africa	50.0	525 (a)
Integris Metals (million lbs) [b]	Metals distribution	US	50.0	336
Fertiliser ('000 tonnes)				
Queensland Fertilizer Operations [c]	Fertiliser	Australia	100.0	73.9
Growth Projects				*Increased Capacity ('000 carats)*
Feasibility	*Koala Underground – Q1 CY08*	*Diamonds*	*Canada*	*80.0*	*(d)*

[a] Attributable capacity.
[b] BHP Billiton sold its interest in Integris Metals Inc effective 4 January 2005.
[c] BHP Billiton acquired Queensland Fertilizer Operations with the acquisition of WMC Resources Ltd. Production data is shown from 1 June 2005.
[d] 3 000 tonnes per day ore processed (100 per cent).

Energy Coal				
Energy Coal ('000 tonnes)				
Ingwe	Energy coal	South Africa	100.0	54 650
New Mexico	Energy coal	US	100.0	14 927
Hunter Valley	Energy coal	Australia	100.0	9 865
Cerrejon	Energy coal	Colombia	33.3	7 974
				87 416

Stainless Steel Materials				
Nickel ('000 tonnes)				
Cerro Matoso SA	Nickel	Colombia	99.8	51.3
QNI Yabulu	Nickel	Australia	100.0	31.4
Nickel West [a]	Nickel	Australia	100.0	9.2
				91.9
Ferrochrome ('000 tonnes)				
South Africa [b]	Ferrochrome	South Africa	60.0	954 (100% basis)
Growth Projects				*Increased Capacity ('000 tonnes per annum)*
Development	*Ravensthorpe – Q2 CY07*	*Contained nickel in concentrate*	*Australia*	*100.0*	*50.0*
	Yabulu – End CY07	*Nickel*	*Australia*	*100.0*	*45.0*

[a] BHP Billiton acquired Nickel West with the acquisition of WMC Resources Ltd. Production data is shown from 1 June 2005.
[b] BHP Billiton sold its interest in Samancor Chrome with effect from 1 June 2005.

Corporate Governance Statement

Corporate Governance at a Glance

1. Governance at BHP Billiton

BHP Billiton's corporate objective is to create long-term value for shareholders through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions (Corporate Objective). In pursuing the Corporate Objective we have committed to the highest level of governance and strive to foster a culture that values and rewards exemplary ethical standards, personal and corporate integrity, and respect for others. This approach to governance is predicated on the belief that there is a link between high-quality governance and the creation of shareholder value. Our expectations of our employees and those to whom we contract business are set out in our Guide to Business Conduct. A copy of the Guide can be found on the Group's website at *www.bhpbilliton.com/aboutus/governance*.

This Statement outlines BHP Billiton's system of governance. Shareholders are reminded that BHP Billiton operates under a dual listed companies structure with primary listings in Australia and the UK. BHP Billiton Limited and BHP Billiton Plc, the parent entities of BHP Billiton, are registered in the US and listed on the New York Stock Exchange (NYSE). In formulating our governance framework, the regulatory requirements in Australia, the UK and the US have been taken into account, together with prevailing standards of best practice. Where governance principles vary across these jurisdictions, as they inevitably do, the Directors have resolved to adopt those principles that they consider to be the better of the prevailing standards.

BHP Billiton Limited and BHP Billiton Plc have identical Boards of Directors. (The Boards are hereafter referred to collectively as the Board.)

2. Shareholders

The Board of BHP Billiton represents the shareholders who, in turn, elect its members. Shareholders vote on important matters affecting the Group including changes to the Group's constitutional documents, the receipt of annual financial statements and incentive arrangements for executive Directors.

The Board recognises that to vote in an informed manner shareholders must receive high-quality, relevant information in a timely manner. To safeguard the effective dissemination of information, BHP Billiton has developed a Market Disclosure and Communications Policy. A copy of this Policy is available at *www.bhpbilliton.com/aboutus/governance*. The Policy outlines how BHP Billiton identifies and distributes information in a timely way to all shareholders and market participants. It also reinforces BHP Billiton's commitment to the continuous disclosure obligations imposed by law, and describes the procedures implemented to ensure compliance.

Copies of announcements to the stock exchanges on which BHP Billiton is listed, investor briefings, half-yearly financial statements, the Annual Report and other relevant information are posted to the Group's website at *www.bhpbilliton.com*. Any person wishing to receive advice by email of Group news releases can subscribe at *www.bhpbilliton.com*.

Shareholders are encouraged to make their views known to the Group and to directly raise any matters of concern. The Chairman has regular meetings with shareholders to discuss governance matters and keeps the Board informed of the views and concerns that have been raised. From time to time the Group will enter into dialogue with shareholders to share views on matters of interest.

Shareholders are encouraged to attend annual general meetings and to use this opportunity to ask questions. Questions can be registered prior to the meeting by completing the relevant form accompanying the notice of meeting or by emailing the Group at: *investor.relations@bhpbilliton.com*. Questions that have been lodged, and their answers, are posted to the website. The external auditor attends the annual general meetings and is available to answer questions.

Shareholders may appoint proxies electronically through the website. The notice of meeting describes how this can be done.

Proceedings at shareholder meetings and important Company briefings are broadcast live from the Company's website. Copies of the speeches delivered by the Chairman and Chief Executive Officer (CEO) to the annual general meeting, a summary of the proceedings of the meeting, and the outcome of voting on the items of business are posted to the website following the meeting.

3. Board of Directors – role and responsibilities

The role of the Board is to represent the shareholders and to promote and protect the interests of the Company. It does so by governing the Group.

The Board has published a 'Board Governance Document' which is a statement of the practices and processes the Board has adopted to discharge its role. It includes the processes it has implemented to undertake its own tasks and activities; the matters it has reserved for its own decision-making; the authority it has delegated to the CEO, including the limits on the way in which the CEO can execute that authority; and provides guidance on the relationship between the Board and the CEO. The Board Governance Document can be found at *www.bhpbilliton.com/aboutus/governance*.

The Board has specifically reserved the following matters for its decision:
- appointments to the position of CEO and approval of appointments of executives reporting to the CEO
- approval of strategy and annual budgets
- determination of matters in accordance with the approvals framework, and
- formal determinations that are required by the Group's constitutional documents, by statute or by other external regulation.

The Board is free to alter the matters reserved for its decision, subject to the limitations imposed by the constitutional documents and the law.

Beyond those matters, the Board has delegated all authority to achieve the Corporate Objective to the CEO who is free to take all decisions and actions which, in the CEO's judgement, are reasonable having regard to the limits imposed by the Board. The limits are published in the Board Governance Document. The CEO remains accountable to the Board for the authority that is delegated to him, and for the performance of the Group. The Board monitors the decisions and actions of the CEO and the performance of the Group to gain assurance that progress is being made towards the Corporate Objective, within the limits it has imposed. The Board also monitors the performance of the

Board of Directors



Don Argus



Charles Goodyear



John Buchanan



Michael Chaney



Carlos Cordeiro



David Crawford



Lord Renwick of Clifton



David Jenkins



Miklos Salamon



John Schubert   **David Brink**



Karen Wood,
Company Secretary

Corporate Governance Statement continued

Group through its Committees. Reports from each of the Committees are set out on pages 39 to 43.

The CEO is required to report systematically in a spirit of openness and trust on the progress being made by the Group's businesses. The Board (and its Committees) determine the information required from the CEO, any employee of the Group or any external party including the auditor. Dialogue between individual members of the Board and the CEO and senior executives is encouraged to enable Directors to gain a better understanding of the Group's businesses. Directors are encouraged to participate in debate and to bring independent judgement to bear on matters being considered. The Board believes that constructive differences of opinion lead to more robust evaluation of the issues and, ultimately, better outcomes.

4. Board of Directors – composition, structure and process

This section outlines how the Board has structured itself to best fulfil its role.

4.1 Membership

The Board currently comprises nine non-executive Directors and two executive Directors. The names and biographical details of the Directors are set out below:

Don Argus AO, FAIB, FCPA, FAICD, 67

Term of office: Director of BHP Limited since November 1996 and Chairman since April 1999. Chairman of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Argus was last re-elected in 2004 and is not retiring or standing for re-election in 2005.

Independent: Yes

Skills and experience: Don Argus has considerable experience in international business and a strong management background. He has more than 40 years' experience in the banking industry and is a former Managing Director and CEO of the National Australia Bank Limited.

Other directorships and offices (current and recent):
- Chairman of Brambles Industries Ltd (since September 1999) and a director (since May 1999)
- Chairman of Brambles Industries Plc and a director (since August 2001)
- Director of Australian Foundation Investment Company Ltd (since May 1999)
- Former Director of Southcorp Limited (from May 1999 until August 2003)
- Member of the International Advisory Council of Allianz Aktiengesellschaft (since April 2000)

Board Committee membership:
- Chairman of the Nomination Committee

Charles Goodyear BSc, MBA, FCPA, 47

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since November 2001. Appointed CEO in January 2003. Mr Goodyear was last re-elected in 2004 and is not retiring or standing for re-election in 2005.

Independent: No

Skills and experience: Charles Goodyear has extensive experience in finance, corporate restructuring and mergers and acquisitions. He joined the Group as Chief Financial Officer (CFO) in 1999. He was previously President of Goodyear Capital Corporation and Executive Vice President and CFO of Freeport-McMoRan Inc.

Other directorships and offices (current and recent):
- Member of the International Council of Mining and Metals
- Member of the United States National Petroleum Council

Board Committee membership: Nil

David Brink MSc Eng (Mining), D Com (hc), 66

Term of office: Director of Billiton Plc since June 1997. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Brink was last re-elected in 2003 and is not retiring or standing for re-election in 2005.

Independent: Yes

Skills and experience: David Brink brings considerable mining and finance experience to the Group. He has over 20 years' experience in the mining industry, in particular shaft sinking, tunnelling and exploration contracting, followed by 12 years as the CEO of a major listed construction, engineering and manufacturing conglomerate.

Other directorships and offices (current and recent):
- Chairman of Unitrans Limited (since November 1997)
- Deputy Chairman of ABSA Bank Limited and ABSA Group Limited (since April 1992)
- Director of Sanlam Limited (since January 1994)
- Director of Sappi Limited (since March 1994)
- Former Director of Murray & Roberts Holdings Ltd (from July 1984 until December 2003)
- Vice President of the South African Institute of Directors

Board Committee membership:
- Chairman of the Sustainability Committee
- Member of the Risk and Audit Committee

John Buchanan BSc, MSc (Hons 1), PhD, 62

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Mr Buchanan was last re-elected by shareholders in 2003 and is not retiring or standing for re-election in 2005.

Independent: Yes

Skills and experience: John Buchanan has had a wide international business career gained in large and complex international businesses. He has substantial experience in the petroleum industry and knowledge of the United Kingdom and international investor community. He has held various leadership roles in strategic, financial, operational and marketing positions, including executive experience in different countries. He is a former executive Director and Group CFO of BP, Treasurer and Chief Executive of BP Finance, and Chief Operating Officer of BP Chemicals.

Other directorships and offices (current and recent):
- Deputy Chairman of Smith & Nephew Plc (since February 2005)
- Director of AstraZeneca Plc (since April 2002)
- Director of Vodafone Group Plc (since April 2003)
- Former Director of Boots Plc (from December 1997 until July 2003)
- Former executive Director of BP Plc (from 1996 until November 2002)

Board Committee membership:
- Chairman of the Remuneration Committee
- Member of the Nomination Committee

Michael Chaney AO, BSc, MBA, Hon. LLD *W. Aust*, FAIM, FAICD, 55

Term of office: Director of BHP Limited since May 1995 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Chaney was last re-elected in 2003 and is retiring in 2005 and not seeking re-election.

Independent: Yes

Skills and experience: Michael Chaney brings commercial expertise to the Board, developed over 13 years as the CEO and Managing Director of Wesfarmers Limited.

Other directorships and offices (current and recent):
- Director of National Australia Bank Limited (since December 2004)
- Chairman of Gresham Partners Holdings Limited (since November 1985)
- Vice President of the Business Council of Australia (since November 2003)
- Director of the Centre for Independent Studies Limited (since October 2000)
- Chairman of the Australian Research Alliance for Children and Youth Limited (since July 2002)
- Member of the JPMorgan International Council (since October 2003)
- Member of the Council of the National Gallery of Australia (since December 2000)
- Former Managing Director of Wesfarmers Limited (from July 1988 until July 2005)

Board Committee membership: Nil

Carlos Cordeiro AB, MBA, 49

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2005. Mr Cordeiro vacated his office on 3 April and was re-appointed by the Board on 26 August. This unusual situation arose because Mr Cordeiro was not able to satisfy the minimum shareholding requirement of Directors as provided for in the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited because, like all other Directors and senior executives, he was in possession of unpublished, price sensitive information relating to the acquisition by BHP Billiton of WMC Resources Ltd for the whole of the period that was available to him to comply. Mr Cordeiro is seeking election in 2005.

Independent: Yes

Skills and experience: Carlos Cordeiro brings to the Board more than 20 years' experience in providing strategic and financial advice to corporations, financial institutions and governments around the world. He was previously Partner and Managing Director of Goldman Sachs Group Inc, and was the senior banker to the World Bank.

Other directorships and offices (current and recent):
· Advisory Director of The Goldman Sachs Group Inc (since December 2001)
· Vice Chairman of Goldman Sachs (Asia) (since June 2000)

Board Committee membership: Nil

David Crawford B Comm, LLB, FCA, FCPA, FAICD, 61

Term of office: Director of BHP Limited since May 1994. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Crawford was last re-elected in 2004 and in accordance with the Company's policy described under 'Tenure' in section 4.3.2 below is retiring and standing for re-election in 2005.

Independent: Yes

Skills and experience: David Crawford has extensive experience in risk management and business reorganisation. He has acted as a consultant, scheme manager, receiver and manager and liquidator to very large and complex groups of companies. He was previously Australian National Chairman of KPMG, Chartered Accountants.

Other directorships and offices (current and recent):
· Chairman of Lend Lease Corporation Limited (since May 2003), Director (since July 2001)
· Director of Foster's Group Limited (since August 2001)
· Director of Westpac Banking Corporation (since May 2002)
· Former Chairman of National Foods Limited (from November 2001 until June 2005)

Board Committee membership:
· Chairman of the Risk and Audit Committee

Gail de Planque AB Mathematics MS (Physics) PhD (Env Health Sciences), 60

On 8 September 2005 Directors agreed to appoint The Hon Gail de Planque a Director of BHP Billiton Limited and BHP Billiton Plc with such appointment to become effective on 19 October 2005. Dr de Planque is standing for election at the 2005 annual general meeting. Gail de Planque is an expert in nuclear technology and has over 30 years' experience as a physicist, adviser and regulator in the field of nuclear energy. She also has significant experience as a non-executive director of global energy companies. Dr de Planque's biography is included in the notice of annual general meeting.

David Jenkins BA, PhD (Geology), 66

Term of office: Director of BHP Limited since March 2000. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Mr Jenkins was last re-elected in 2002 and is retiring and standing for re-election in 2005.

Independent: Yes

Skills and experience: David Jenkins' executive career at BP makes him a recognised authority on oil and gas technology. He was previously Chief Geologist, Director Technology and Chief Technology Advisor to BP Plc. He was also a member of the Technology Advisory Committee of the Halliburton Company and the Advisory Council of Consort Resources and Chairman of the Energy Advisory Panel of Science Applications International Corporation.

Other directorships and offices (current and recent):
· Director of Chartwood Resources Ltd (since November 1998)
· Director of Orion Energy Associates Limited (since March 2005)

Board Committee membership:
· Member of the Remuneration Committee
· Member of the Risk and Audit Committee

Lord Renwick of Clifton KCMG, MA, 67

Term of office: Director of Billiton Plc since June 1997. Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Lord Renwick was last re-elected in 2003 and is retiring in 2005 and not seeking re-election.

Independent: Yes

Skills and experience: Lord Renwick has wide international and financial expertise. He served as British Ambassador to South Africa from 1987 to 1991 and as British Ambassador to the US from 1991 to 1995. He is currently Vice Chairman of Investment Banking at JPMorgan.

Other directorships and offices (current and recent):
· Director of Fluor Corporation Inc and Chairman of Fluor Limited (since July 1997)
· Director of Compagnie Financiere Richemont AG (since December 1995)
· Director of SABMiller Plc (since February 1999)
· Vice Chairman of Investment Banking at JPMorgan (since January 2001)
· Director of Fleming Family & Partners Limited (since November 2000)
· Former Director of British Airways Plc (from March 1996 until July 2005)
· Former Director of Harmony Gold Mining Company Limited (from October 1999 until October 2004)

Board Committee membership:
· Member of the Nomination Committee
· Member of the Remuneration Committee

Miklos (Mike) Salamon BSc Mining Eng, MBA, 50

Term of office: Director of BHP Billiton Limited and BHP Billiton Plc since February 2003. Mr Salamon was last elected by shareholders in 2003 and is standing for re-election in 2005.

Independent: No

Skills and experience: Mike Salamon has extensive knowledge of the mining industry and of BHP Billiton's operations. He was previously Executive Chairman of Samancor, Managing Director of Trans-Natal Coal Corporation and Chairman of Columbus. From July 1997 to June 2001 he was an executive Director of Billiton Plc with responsibilities for nickel, chrome, manganese, stainless steel and titanium. He was appointed Group President Non-Ferrous Materials in March 2004, with responsibility for the Aluminium, Base Metals and Stainless Steel Materials Customer Sector Groups.

Other directorships and offices (current and recent):
· Chairman of WMC Resources Ltd (a wholly-owned subsidiary of BHP Billiton) (since June 2005)
· Chairman of Samancor Limited (since October 1993)
· Director of Richards Bay Iron and Titanium Pty Ltd (since July 1997)
· Director of Cerro Matoso SA (since March 1996)
· Director of Minera Escondida Ltda (since November 2001)

Board Committee membership: Nil

John Schubert BC Eng, PhD (Chem Eng), FIEAust, FTSE, 62

Term of office: Director of BHP Limited since June 2000 and a Director of BHP Billiton Limited and BHP Billiton Plc since June 2001. Dr Schubert was last re-elected in 2004 and is not retiring or standing for re-election in 2005.

Independent: Yes

Skills and experience: John Schubert has considerable experience in the international oil industry including at CEO level. He has had executive mining and financial responsibilities and was CEO of Pioneer International Limited for six years where he operated in the building materials industry in 16 countries. He has experience in mergers, acquisitions and divestments, project analysis and management. He was previously Chairman and Managing Director of Esso Australia Limited and President of the Business Council of Australia.

Other directorships and offices (current and recent):
· Chairman of Commonwealth Bank of Australia (since November 2004), Director (since October 1991)
· Director of Qantas Airways Limited (since October 2000)
· Chairman of G2 Therapies Limited (since November 2000)
· Former Director of Hanson Plc (from May 2000 until May 2003)
· Former Chairman and Director of Worley Parsons Limited (from November 2002 until February 2005)

Board Committee membership:
· Member of the Nomination Committee
· Member of the Remuneration Committee

Company Secretary

Karen Wood BEd, LLB (Hons), FCIS, 49

Term of office: Appointed Company Secretary of BHP Billiton Limited and BHP Billiton Plc in June 2001.

Skills and experience: Karen Wood is a member of the Takeovers Panel (Australia), the Business Regulatory Advisory Group (Australia) and the JD (Juris Doctor) Advisory Board of the University of Melbourne. She is a Fellow of the Institute of Chartered Secretaries and a member of the Law Council of Australia and the Law Institute of Victoria. She chairs the Disclosure Committee of BHP Billiton. Before joining BHP Billiton, she was General Counsel and Company Secretary for Bonlac Foods Limited.

4.2 Skills, knowledge, experience and attributes of Directors

The Board considers that the executive and non-executive Directors together have the range of skills, knowledge and experience necessary to govern the Group. The non-executive Directors contribute international and operational experience; understanding of the economics of the sectors in which the Group operates; knowledge of world capital markets; and an understanding of the health, safety, environmental and community challenges that the Group faces. Executive Directors bring additional perspectives to the Board's work through a deep understanding of the Group's business.

Directors must demonstrate unquestioned honesty and integrity; a preparedness to question, challenge and critique; and a willingness to understand and commit to the highest standards of governance. Each Director must ensure that no decision or action is taken that places his or her interests in front of the interests of the Group.

Directors commit to the collective decision-making processes of the Board. Individual Directors are required to debate issues openly and constructively and be free to question or challenge the opinions of others.

The Nomination Committee assists the Board in ensuring that the Board is comprised of high calibre individuals whose background, skills, experience and personal characteristics will augment the present Board and meet its future needs.

4.3 Independence

The Board considers that an appropriate balance between executive and non-executive Directors is necessary to promote shareholder interests and to govern the Group effectively. It is committed to ensuring a majority of Directors are independent. Independent Directors bring clear judgement because they do not have relationships with the Group or others that create, or could be perceived by shareholders to create, conflicting interests. The Board considers the balance of non-executive and executive Directors when recommending individuals for election or re-election as Directors.

4.3.1 Process to determine independence

The Board has developed a Policy that it uses to determine the independence of its Directors. This determination is carried out annually or at any other time where the circumstances of a Director change such as to warrant reconsideration. A copy of the Independence Policy is available at: *www.bhpbilliton.com/aboutus/governance*.

The Independence Policy provides that to be independent a Director must be:

'independent of management and any business or other relationship that could materially interfere with the exercise of objective, unfettered or independent judgement by the Director or the Director's ability to act in the best interests of the BHP Billiton Group'.

In assessing relationships that might compromise a Director's independence, the Board considers criteria set out in the Independence Policy. Those criteria include relationships with management, major shareholders, subsidiary and associated companies, other directors, other companies or bodies with whom BHP Billiton transacts business, the Group's auditors and professional advisers, and the Group's suppliers and customers.

Other factors that are considered include the Director's character, the period the Director has served on the Board, the number of shares in the Group held by the Director, how the Director is remunerated and other benefits the Director receives from the Group.

The Independence Policy contains materiality thresholds that the Board uses to measure the impact of these factors on a Director's independence. Each criterion is considered individually to determine whether it is material.

The Board conducted an assessment in August 2005 and determined that all of the non-executive Directors were independent. Where a Director is considered by the Board to be independent but the Board forms a view that circumstances exist that may give rise to a perception that the Director is not independent, the Board has undertaken to explain the reasons why it reached its conclusion. A summary of the factors that may be perceived to impact the independence of Directors of BHP Billiton is set out below.

4.3.2 Factors that may be perceived to affect independence
Tenure
The Board has a Policy requiring non-executive Directors who have served on the Board for more than nine years to stand for annual re-election. All Directors seeking re-election must undergo a formal performance assessment, irrespective of the period they have served on the Board. For further information on the re-election and review process refer to section 5 of this Statement. A copy of the Policy is available at *www.bhpbilliton.com/aboutus/governance*.

The Board does not believe that any Director has served on the Board for a period which could materially interfere with the Director's ability to act in the best interests of the Group. In reaching this conclusion, the Board specifically noted that in September 2005 Mr David Crawford and Mr Michael Chaney will have served on the Board for 11 years and ten years respectively. Mr Chaney has indicated to the Board that he will not be seeking re-election at the 2005 annual general meetings. Mr Crawford has offered himself for re-election in accordance with BHP Billiton's Policy described above. The Board has concluded that, notwithstanding Mr Crawford's period of service, he has retained independence of character and judgement. The Board believes that Mr Crawford makes an outstanding contribution to the work of the Board. He brings his unique skills to the Board and participates in robust and constructive debate. He has not formed associations with management (or others) that might be said to compromise his ability to effectively monitor the performance of the Group.

Retirement plan
The former Directors of BHP Limited (Mr Don Argus, Mr Michael Chaney, Mr David Crawford, Dr David Jenkins and Dr John Schubert) participated in a retirement plan approved by shareholders in 1989. Under that plan they were entitled to receive a payment on retirement calculated by reference to years of service. The plan was closed on 24 October 2003 and benefits accrued to that date are held by the Company and will be paid on retirement. The Board approved the application of an earnings rate to those benefits fixed at the five-year Australian Government Bond Rate. The Board does not believe that the independence of any participating Director is compromised.

Relationships and associations
Mr David Crawford was the National Chairman of KPMG in Australia. He retired in June 2001 and has no ongoing relationship with KPMG. KPMG Audit Plc was the joint auditor (with PricewaterhouseCoopers) of Billiton Plc prior to the merger with BHP Limited and of BHP Billiton Limited and BHP Billiton Plc for the 2002 and 2003 financial years. KPMG was the sole auditor of BHP Billiton for the 2004 and 2005 financial years. The Board has considered this matter annually since the time of the merger, and again revisited it prior to the publication of this Statement and does not consider Mr Crawford's independence to be compromised. The Board considers Mr Crawford's financial acumen to be important to the discharge of the Board's responsibilities. Accordingly, his membership of the Board and Chairmanship of the Risk and Audit Committee are considered by the Board to be appropriate and desirable.

Some of the Directors hold or previously held positions in companies with which BHP Billiton has commercial relationships. Those positions and companies are set out on pages 31 to 33 of this Annual Report, and include JPMorgan Plc, of which Lord Renwick is Vice Chairman Investment Banking, and The Goldman Sachs Group Inc, of which Mr Carlos Cordeiro is an Advisory Director and Vice Chairman Goldman Sachs (Asia). Neither Lord Renwick or Mr Cordeiro participated in any way in transactions between their firms and BHP Billiton. All transactions between each of these companies and BHP Billiton, including the transactions entered into with JPMorgan and Goldman Sachs have been assessed in accordance with the Independence Policy and are not material. All transactions between BHP Billiton and the companies with which the Directors are associated were

entered into in the usual course of BHP Billiton's business and were within the scope of management's authority under the terms of the Board Governance Document. Accordingly, the Board was not required to consider, or approve, any of these transactions. If Board approval was required for a transaction between BHP Billiton and any company with which a Director has an association, then BHP Billiton's protocols would apply and the Director concerned would excuse himself or herself from participating in the decision.

The only transactions during the year which amounted to related-party transactions with Director-related entities under Australian and UK Generally Accepted Accounting Principles, are the transactions between BHP Billiton and the Wesfarmers Group of which Mr Michael Chaney was the Managing Director until July 2005. Details are set out in note 8 to the Concise Financial Report.

The Board has assessed all of the relationships between BHP Billiton and the non-executive Directors and in all cases concluded that the relationships do not interfere with the Directors' exercise of objective, unfettered or independent judgement or the Directors' ability to act in the best interests of the BHP Billiton Group.

Executive Directors
The two executive Directors, Mr Charles Goodyear and Mr Miklos (Mike) Salamon, are not considered independent because of their executive responsibilities. Neither of the executive Directors hold directorships in any other company included in the ASX 100 or FTSE 100.

4.4 Terms of appointment
The Board has adopted a letter of appointment that contains the terms on which non-executive Directors will be appointed, including the basis upon which they will be indemnified. A copy of the letter is available at *www.bhpbilliton.com/aboutus/governance.*

4.5 Induction and training
Each new non-executive Director undertakes an induction programme specifically tailored to their needs. These programmes include meetings with major shareholders, one-on-one meetings with members of management and visits to key assets. A copy of the induction programme is available at *www.bhpbilliton.com/aboutus/governance.*

Non-executive Directors agree to participate in continuous improvement programmes throughout their tenure.

4.6 Independent advice
The Board and its Committees may seek advice from independent experts whenever it is considered appropriate. Individual Directors, with the consent of the Chairman, may seek independent professional advice on any matter connected with the discharge of their responsibilities, at the Group's expense. No Director availed himself of this right during the course of the year.

4.7 Remuneration
Details of the remuneration policies and practices of the Group and the remuneration paid to the Directors (executive and non-executive) are set out in the Remuneration Report on pages 44 to 58. Shareholders will be invited to consider and to approve the Remuneration Report at the 2005 annual general meetings.

4.8 Share ownership and dealing

Non-executive Directors have agreed to apply at least 25 per cent of their remuneration to the purchase of BHP Billiton Shares (in either Shares or American Depositary Receipts of BHP Billiton Limited or BHP Billiton Plc) until they achieve a shareholding equivalent in value to one-year's remuneration. Thereafter, they must maintain at least that level of shareholding throughout their tenure.

Details of the Shares held by Directors are set out on page 65 of this Report. As at the date of this Report all of the Directors had met this requirement.

BHP Billiton has a Securities Dealing Code that covers dealings in securities by Directors and senior managers. Under the Code, Directors are required to obtain the Chairman's consent before dealing in Shares or other securities of BHP Billiton. The Chairman needs to get approval from the Senior Independent Director to deal. Directors and senior managers must not deal in Shares or other securities of BHP Billiton during designated prohibited periods and at any time at which the individual possesses unpublished price sensitive information.

All BHP Billiton Share or securities dealings by Directors are reported to the Board and to the Australian and London Stock Exchanges and all secondary exchanges on which BHP Billiton is listed.

A copy of the Securities Dealing Code can be viewed at *www.bhpbilliton.com/aboutus/governance*.

4.9 Chairman

The Chairman, Mr Don Argus, is considered by the Board to be independent. He was appointed Chairman of BHP Limited in 1999 and has been Chairman of the Group since 2001.

The Chairman leads the Board and facilitates its work. He is responsible for ensuring that the principles and processes of the Board are maintained, including the provision of accurate, timely and clear information. He encourages debate and constructive criticism. The Chairman, in conjunction with the CEO and Company Secretary, sets agendas for meetings of the Board that focus on the strategic direction and performance of the Group. He commits to and leads Board and individual Director performance assessments. The Chairman has authority to speak and act for the Board and to represent the Board to shareholders. He also presents shareholders' views to the Board and facilitates the relationship between the Board and the CEO.

Mr Argus is Chairman of Brambles Industries, a company listed on the Australian and London Stock Exchanges. The Board considers that neither his Chairmanship of Brambles, nor any of his other commitments (set out on page 31 of this Report), interfere with the discharge of his responsibilities to BHP Billiton. The Board is satisfied that he makes sufficient time available to serve BHP Billiton effectively.

The Group does not have a Deputy Chairman but has identified Dr John Schubert to act as Chairman should the need arise at short notice.

4.10 Senior Independent Director

The Board has appointed Dr John Buchanan as the Senior Independent Director of BHP Billiton Plc. Dr Buchanan is available to shareholders who have concerns that cannot be addressed through the Chairman, CEO or CFO.

4.11 Company Secretary

The Company Secretary is Ms Karen Wood. She is responsible for developing and maintaining the information systems and processes that enable the Board to fulfil its role. The Company Secretary is also responsible to the Board for ensuring that Board procedures are complied with. She advises the Board on governance matters. All Directors have access to her advice and services, and she retains independent advisory services at the request of the Board or a Board Committee. The Board appoints and removes the Company Secretary.

4.12 Meetings

The Board met nine times during the year. Generally, meetings run for two days. Six of those meetings were held in Australia, two in the United Kingdom and one in China.

Attendance by Directors at Board and Board Committee meetings is set out in the table on page 36. The Chairman sets the agenda for each meeting in consultation with the CEO and the Company Secretary. Any Director may have any matter added to the agenda. Directors are provided with comprehensive papers on matters to be considered by the Board.

The non-executive Directors met three times during the year in the absence of executive Directors and other executives except the Company Secretary.

Members of the Office of the Chief Executive and other members of senior management attend meetings of the Board by invitation.

5. Board of Directors – review, re-election and renewal

5.1 Review

The Board is committed to transparency in determining Board membership and in assessing the performance of Directors. Contemporary performance measures are considered an important part of this process.

The Board regularly evaluates the performance of the Board as a whole, its Committees, the Chairman, individual Directors and the governance processes which support Board work.

The performance of the Board is reviewed each year. That review focuses on individual Directors and the Board as a whole in alternate years. A review of the performance of each of the Board Committees is underway. Reviews of the Sustainability and Risk and Audit Committees were completed in June 2005. Reviews of the Nomination and Remuneration Committees will be completed by the end of calendar year 2005. Going forward the Board will assess the performance of its Committees each year.

Performance of individual Directors is assessed against a range of dimensions including: the ability of the Director to consistently take the perspective of creating shareholder value; to contribute to the development of strategy and identification of risks; to provide clear direction to management; to be a source of wise counsel for the CEO; to bring a broad perspective to discussions and an understanding of key issues; to commit the time required to fulfil the role; and to listen to and respect the ideas of fellow Directors and members of management.

The process is managed by the Chairman, but feedback on the Chairman's performance is provided to him by Dr Schubert.

Attendance at Board and Board Committee meetings during the year ended 30 June 2005

	Board		Risk and Audit		Nomination		Remuneration		Sustainability^		Other Board Committee Meetings	
	A*	B	A	B	A	B	A	B	A	B	A	B
Don Argus	9	9			5†	5					20†	20
David Brink	9	8	9	9					4†	4	4	4
John Buchanan	9	9			5	5	7†	7			7	7
Michael Chaney	9	8									7	7
Carlos Cordeiro #	5	5									3	3
David Crawford	9	9	9†	9							18	18
Charles Goodyear	9	9							4	4	18	18
David Jenkins	9	9	9	9			7	7			6	6
Lord Renwick of Clifton +	9	7+			5	4	7	6			1	1
Mike Salamon	9	7							4	3	6	6
John Schubert	9	9			5	4	7	6			9	9

Column A – indicates the number of meetings held during the period the Director was a member of the Board and/or Committee.
Column B – indicates the number of meetings attended during the period the Director was a member of the Board and/or Committee.
* Includes two meetings held by telephone.
# Appointed 3 February 2005. Mr Cordeiro vacated his office on 3 April and was re-appointed by the Board on 26 August. This unusual situation arose because Mr Cordeiro was not able to satisfy the minimum shareholding requirement of Directors as provided for in the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited because, like all other Directors and senior executives, he was in possession of unpublished, price sensitive information relating to the acquisition by BHP Billiton of WMC Resources Ltd for the whole of the period that was available to him to comply. During the period for which Mr Cordeiro did not hold office as a Director he attended meetings by invitation.
+ A conflict of interest for one telephone meeting, therefore did not attend by agreement.
† Chairman of the Committee.
^ The other members of this Committee are external experts in the fields of health, safety or the environment. They are Professor Jim Galvin, Professor Jimmy Perkins, Dr David Slater and Mr Ed Spence. In addition, Mr Anthony Lennox, Group Vice President Health, Safety and Environment, is a member of this Committee.

5.2 Re-election

The Board has determined that non-executive Directors who have served on the Board for more than nine years from the date of their first election must stand for annual re-election from the first annual general meeting after the expiration of their current term. At least one-third of the remaining Directors retire at each annual general meeting. Directors are not appointed for a fixed term but must submit themselves to shareholders for re-election after three years. The period that Directors have served on the Board and the years in which they were first appointed and last elected are set out in section 4.1.

Re-appointment is not automatic. Retiring Directors who are seeking re-election are subject to a performance appraisal overseen by the Nomination Committee. Following that appraisal, the Board, on the recommendation of the Nomination Committee, makes a determination as to whether it will endorse a retiring Director for re-election. The Board will not endorse a Director for re-election if his or her performance is not considered satisfactory. The Board will advise shareholders in the notice of meeting whether or not re-election is supported.

Directors cannot be re-appointed if they have reached the age of 70 years, unless that appointment is approved by shareholders in the form of a special resolution. A Director so appointed must retire at the next annual general meeting.

5.3 Renewal

The Board plans for its own succession with the assistance of the Nomination Committee. In so doing, the Board:

· considers the skill, knowledge and experience necessary to allow it to meet the strategic vision for the Group
· assesses the skill, knowledge and experience currently represented
· identifies any skills, knowledge and experience not adequately represented and agrees the process necessary to ensure a candidate is selected that brings those traits, and
· reviews how Board performance might be enhanced, both at an individual Director level and for the Board as a whole.

When considering new appointments to the Board, the Nomination Committee oversees the preparation of a position specification that is provided to an independent recruitment organisation retained to conduct a global search. In addition to the specific skills, knowledge and experience deemed necessary, the specification contains criteria such as a proven track record of creating shareholder value; unquestioned integrity; a commitment to the highest standards of governance; having the required time available to devote to the job; a clear grasp of strategic thinking; an awareness of market leadership; outstanding monitoring skills; a preparedness to question, challenge and critique; and an independent point of view.

Newly appointed Directors must submit themselves to shareholders for election at the first annual general meeting following their appointment.

6. Management

The CEO holds delegated authority from the Board to achieve the Corporate Objective, save for those matters the Board has retained for its own decision-making (set out in section 3 above). In devolving that authority the CEO has developed an Approvals Framework that delegates authority to committees and individual members of management. Notwithstanding those further delegations the CEO remains accountable to the Board for the authority delegated to him.

The Chief Executive has established the Office of the Chief Executive (OCE) to assist him in exercising his authority. The role of the OCE is to provide advice to the CEO and to make determinations on matters defined in its Charter. The members of the Committee are:

- Charles Goodyear, CEO and Executive Director
- Philip Aiken, Group President Energy
- John Fast, Chief Legal Counsel and Head of External Affairs
- Robert Kirkby, Group President Carbon Steel Materials
- Marius Kloppers, Chief Commercial Officer
- Chris Lynch, CFO
- Marcus Randolph, Chief Human Capital and Excellence Officer
- Mike Salamon, Group President Non-Ferrous Materials and Executive Director

Mr Ian Fraser, former Group Vice President Human Resources, retired from BHP Billiton on 4 September 2005. The CEO draws on the work of other Committees including the Executive Committee, Financial Risk Management Committee (FRMC) and the Investment Risk Committee (IRC). The Executive Committee has a communications and influencing role across the Group. The FRMC monitors the Group's financial risk management policies and exposures and approves financial transactions within the scope of its authority. The IRC oversees the management approval processes for major investments, which are designed to ensure that: investments are aligned to the Group's agreed strategies and values; risks are identified and evaluated; investments are fully optimised to produce the maximum shareholder value within an acceptable risk framework; and appropriate risk management strategies are pursued.

The names and biographical details of members of the Executive Committee are set out below.

Charles Goodyear BSc, MBA, FCPA, 47

Chief Executive Officer and Executive Director

Chairman of the Office of the Chief Executive and Executive Committee and a member of the Financial Risk Management Committee.

Charles Goodyear joined the Group as Chief Financial Officer in 1999. He was appointed to the Boards of BHP Billiton Limited and BHP Billiton Plc in November 2001 and as Chief Executive Officer in January 2003. He previously held positions of Chief Development Officer and of Chief Financial Officer. He is a former President of Goodyear Capital Corporation and former Executive Vice President and Chief Financial Officer of Freeport-McMoRan Inc, and has extensive financial, corporate restructuring and merger and acquisition experience.

Miklos (Mike) Salamon BSc Mining Engineering, MBA, 50

Group President Non-Ferrous Materials and Executive Director

Member of the Office of the Chief Executive and Executive Committee, and Chairman of the Operating Committee.

Appointed an Executive Director in February 2003 and Group President Non-Ferrous Materials (consisting of Aluminium, Base Metals and Stainless Steel Materials) in March 2004 and Chairman of WMC Resources Ltd in June 2005. He is Chairman of Samancor and a Director of Richards Bay Minerals, Cerro Matoso and Escondida. From July 1997 to June 2001 he was an executive Director of Billiton Plc with responsibilities for nickel, chrome, manganese, stainless steel and titanium. Former Executive Chairman of Samancor, Managing Director of Trans-Natal Coal Corporation and Chairman of Columbus.

Philip Aiken BE (Chemical Engineering), Harvard Business School – Advanced Management Program, 56

Group President Energy

Member of the Office of the Chief Executive and Executive Committee.

Joined the Group in 1997 as President and Chief Executive Officer Petroleum and appointed Group President Energy (consisting of Energy Coal and Petroleum) in March 2004. He is a former Director of BTR Plc and former Managing Director of BTR Nylex, following a long career at BOC Plc where his last role was Managing Director Gases Europe. He is a Director of Robert Walters Plc and was previously Chairman of the Sydney 2004 World Energy Congress Organising Committee.

John Fast BEc (Hons), LLB (Hons), ASIA, 55

Chief Legal Counsel and Head of External Affairs

Member of the Office of the Chief Executive, Executive Committee, Investment Risk Committee, Disclosure Committee and Chairman of the Global Ethics Panel.

Joined the Group as Vice President and Chief Legal Counsel in December 1999, and was appointed Head of Asset Protection in July 2001 and Head of External Affairs (Government and Community Relations) in January 2003. He is a Director of the Medical Research Foundation for Women and Babies (Australia), Chairman of the Rotary Indigenous Australian Tertiary Scholarship Advisory Board, a member of the Takeovers Panel (Australia), a member of the Strategic Advisory Board to The University of Melbourne Law School's Graduate Program, an Associate of the Securities Institute of Australia, a member of the Law Institute of Victoria, a member of the General Counsel 100 (UK), and a member of the Corporate Counsel Advisory Committee of the Metropolitan Corporate Counsel (USA). Before joining BHP Billiton, he was the Senior Commercial Partner at the law firm Arnold Bloch Leibler.

Diego Hernandez Civil Mining Engineer, Ecole Nationale Supérieure des Mines de Paris, 56

President Base Metals

Member of the Executive Committee and Operating Committee.

Joined the Group as President Base Metals in April 2004. He was previously Executive Director, CVRD Non Ferrous Division and has extensive experience in the resources sector in South America. His previous positions include President and Chief Executive Officer Compañía Minera Collahuasi, Chief Executive Officer Minera Mantos Blancos, Chief Executive Officer Compañía Minera Tres Cruces, Technical Director Rio Tinto Brazil, and Assistant General Manager Empresa.

Graeme Hunt B Met, MBA, FAusIMM, London Business School – Senior Executive Programme, 48

President Iron Ore

Member of the Executive Committee and Operating Committee.

Joined the Group in 1975 and appointed President Iron Ore in January 2004. He was previously President Western Australia Iron Ore, Vice President Portfolio Restructuring Strategy – BHP Corporate, Group General Manager – BHP Manganese, General Manager Port Kembla Coal Terminal Ltd, NSW Ports Manager – BHP Transport Ltd and has held various other positions in BHP Steel. He is Vice President of the Australian Mines & Metals Association, and Vice President and Director of the Minerals Council of Australia.

Robert Kirkby BE Civil (Hons), Harvard Business School – Advanced Management Program, 58

Group President Carbon Steel Materials

Member of the Office of the Chief Executive, Executive Committee, Operating Committee and Forum for Corporate Responsibility.

Joined the Group in 1978 and appointed Group President Carbon Steel Materials in March 2004, after being President Carbon Steel Materials from 2001. He has been Chairman of Samarco Mineracao SA, BHP Mitsui Coal and BHP Billiton Mitsubishi Alliance and a Director of Samancor. Previously he was Chief Operating Officer BHP Minerals, President BHP Steelmaking and Energy, Group General Manager and Chief Executive Officer BHP Coal, Group General Manager and Chief Operating Officer of various divisions in BHP Steel, and General Manager Newman-BHP Minerals.

Marius Kloppers BE (Chem), MBA, PhD (Materials Science), 43

Chief Commercial Officer

Member of the Office of the Chief Executive, Executive Committee, Operating Committee, Financial Risk Management Committee and Investment Risk Committee.

Joined the Group in 1993 and appointed Chief Commercial Officer in December 2003. He was previously Chief Marketing Officer, Group Executive of Billiton Plc, Chief Executive of Samancor Manganese, and held various positions at Billiton Aluminium, amongst them Chief Operating Officer and General Manager of Hillside Aluminium.

Chris Lynch BComm, MBA, FCPA, 51

Chief Financial Officer

Member of the Office of the Chief Executive, Executive Committee, Operating Committee, Disclosure Committee and Chairman of the Investment Risk Committee and Financial Risk Management Committee.

Joined the Group in 2000 as Chief Financial Officer of the Minerals Group and appointed Chief Financial Officer in September 2001. He was Vice President and Chief Information Officer for Alcoa Inc based in Pittsburgh, US, and Chief Financial Officer, Alcoa Europe located in Lausanne, Switzerland. He was also Managing Director KAAL Australia Ltd, a joint venture company formed by Alcoa Inc and Kobe Steel, Manager Financial Risk and Treasury Operations for Alcoa Inc in Pittsburgh, US, and Corporate Accounting Manager at Alcoa of Australia Ltd.

Rebecca McDonald BSc, 53

President Gas and Power

Member of the Executive Committee.

Joined the Group as President Gas and Power in March 2004. She was previously President of the Houston Museum of Natural Science, Chairman and Chief Executive Officer of Enron Global Assets after a long career at Amoco, where her last role was President and Chief Executive Officer of Amoco Energy Development Company. She is an independent director of Granite Construction and BOC Group.

David (Dave) Murray BSc (Civil Engineering); Post Grad Dip (Mining); Advanced Executive Program UNISA, 50

President Metallurgical Coal

Member of the Executive Committee and Operating Committee

From 1978 until 1999 David worked for the Trans-Natal Coal Corporation/Ingwe Coal Corporation, progressing through various operational, project and managerial positions. In 1993 he was appointed Managing Director Trans-Natal Coal Corporation then appointed Chief Executive of Billiton Coal in 1999. He moved to Australia in 2001 as CEO of the newly formed BHP Billiton Mitsubishi Alliance. In 2005 David moved into his current role as President Metallurgical Coal within Carbon Steel Materials.

Chris Pointon BSc (Chemistry & Earth Sciences), PhD (Geology), 57

President Stainless Steel Materials

Member of the Executive Committee and Operating Committee.

Appointed President Stainless Steel Materials in June 2001. He was previously Chief Executive Officer, Nickel and Chrome for Billiton Plc and Managing Director of QNI Ltd. He has over 20 years of global experience as a mining executive and has led the Group's nickel business since its formation in 1996.

Marcus Randolph BSc, MBA Harvard Business School, 49

Chief Human Capital and Excellence Officer

Member of the Executive Committee and Operating Committee.

Joined BHP Minerals in 1999 as Chief Development Officer and held the role of President, Diamonds and Specialty Products from August 2002 until September 2005. In September 2005 he was appointed Chief Human Capital and Excellence Officer with responsibility for Human Resources, Business Excellence and Information Technology. His earlier career was as Chief Executive Officer of a Singapore-based gold and petroleum company. He also held senior positions with Rio Tinto and Asarco.

Greg Robinson BSc (Hons), MBA, 43

Project Director Business Excellence Project, Corporation Alignment

Member of the Executive Committee.

Joined the Group in February 2001 and in August 2005 was appointed to lead the Group's Business Excellence Project, Corporation Alignment to improve the alignment, quality and efficiency of the Group's planning, forecasting, measurement, reporting and appraisal processes. He previously held the positions of Chief Financial Officer Petroleum and Chief Finance Officer and Chief Development Officer Energy. He was formerly Director Investment Banking Group, Merrill Lynch & Co, and Resources Research Analyst, McCaughan Dyson Limited.

Mahomed Seedat BEc (Electrical), MDP Harvard, PMD UNISA, 49

President Energy Coal

Member of the Executive Committee and Operating Committee.

Appointed President Energy Coal in January 2005. He previously held the positions of President and Chief Operating Officer Ingwe Collieries, President and Chief Operating Officer Aluminium Southern Africa with responsibility for the operations at the Hillside and Bayside Aluminium Smelters in Richards Bay, South Africa and the Mozal Aluminium Smelter in Maputo, Mozambique. His former roles in the Aluminium Customer Sector Group include Engineering Manager, Maintenance Manager and General Manager of the Hillside Aluminium Smelter in Richards Bay. His previous career was in the coal industry with Amcoal, where he held various positions at its collieries.

Alex Vanselow BComm, Wharton AMP, 43

President Aluminium

Member of the Executive Committee and Operating Committee.

Joined the Group in 1989 and appointed President Aluminium in March 2004. He was previously Vice President and Chief Financial Officer for Aluminium, Vice President Finance and Chief Financial Officer for Orinoco Iron, Manager Accounting and Control and Manager Finance and Administration Rails and Ports for BHP Iron Ore and Senior Auditor BHP Minerals. He is Chairman of Mozal and Worsley and Vice Chairman of the International Aluminium Institute.

7. Business conduct

The BHP Billiton Group has published a Guide to Business Conduct which is available in eight languages. The Guide reflects the Charter values of integrity, respect, trust and openness. It provides clear direction and advice on conducting business internationally; interacting with communities, governments and business partners; and general workplace behaviour. It states BHP Billiton's position on a wide range of ethical and legal issues including conflicts of interest, financial inducements, bribery, trading in securities and political contributions. The Guide applies to Directors and to all employees, regardless of their position or location. Consultants, contractors and business partners are also expected to act in accordance with the Guide. The Guide can be found at the Group's website at *www.bhpbilliton.com/aboutus/governance*.

BHP Billiton has established regional helplines so that employees can seek guidance or express concerns on Company related issues. Reports can be made anonymously and without fear of retaliation. A fraud hotline facility is available for reporting cases of suspected misappropriations, fraud, bribery or corruption. Arrangements are in place to investigate such matters. Where appropriate, investigations are conducted independently. Further information on the Business Conduct Helpline and fraud hotline can be found in the BHP Billiton Guide to Business Conduct.

The BHP Billiton Group maintains a position of impartiality with respect to party politics. Accordingly, it does not contribute funds to any political party, politician or candidate for public office. It does, however, contribute to the public debate of policy issues that may affect it in the countries in which it operates.

8. Board Committees

The Board has established Committees to assist it in exercising its authority, including in monitoring the performance of the Group to gain assurance that progress is being made towards the Corporate Objective within the limits imposed by the Board. The permanent Committees of the Board are the Risk and Audit Committee, the Sustainability Committee, the Nomination Committee and the Remuneration Committee. Ad hoc Committees are formed from time to time to deal with specific matters.

Each of the permanent Committees has terms of reference under which authority is delegated from the Board. The terms of reference for each Committee can be found at *www.bhpbilliton.com/aboutus/governance*.

The office of the Company Secretary provides secretariat services for each of the Committees. Committee meeting agendas, papers and minutes are made available to all members of the Board. Subject to appropriate controls and the overriding scrutiny of the Board, Committee Chairmen are free to use whatever resources they consider necessary to discharge their responsibilities.

Each Committee is composed of the people the Board considers best suited to fulfil the role of the Committee.

Reports from each of the Committees appear below.

8.1 Risk and Audit Committee report

The Risk and Audit Committee (RAC) met nine times during the year. Its members are Mr D A Crawford (Chairman), Dr D C Brink and Dr D A L Jenkins.

Role and focus

The role of the RAC is to assist the Board in gaining assurance as to the integrity of the financial statements and the effectiveness of the system of internal controls and risk management. Its focus is: the integrity of the financial statements; the appointment, remuneration, qualifications, performance and independence of the external auditor, and the integrity of the audit process as a whole; the effectiveness of the systems of internal control and risk management; the performance and leadership of the role of the Vice President Risk Management and Assurance and of the internal audit function; and compliance by management with constraints imposed by the Board.

A summary of its work appears below.

Integrity of financial statements

BHP Billiton prepares combined financial statements according to Australian and UK Generally Accepted Accounting Principles (GAAP) and reconciles the UK financial statements to US GAAP. These statements meet Australian, UK and US regulatory requirements. The combined financial statements reflect the fact that the Group operates as a single economic entity.

The Directors are committed to providing financial statements that present a balanced and clear assessment of the Group's financial position and prospects. This assessment is provided in the Chairman's Review, the CEO's Report, the Company Overview, the Review of Operations, the Customer Sector Group Highlights and financial statements contained in this Report.

The RAC assists the Board in assuring the integrity of the financial statements. The RAC evaluates and makes recommendations to the Board about the appropriateness of, and changes to, accounting policies and practices, areas of judgement, compliance with Accounting Standards, stock exchange and legal requirements and the results of the external audit. It reviews the half-yearly and annual financial statements and makes recommendations on specific actions or decisions (including formal adoption of the financial statements and reports) the Board should consider in order to maintain the integrity of the financial statements. From time to time the Board may delegate authority to the RAC to approve the release of the statements to the stock exchanges, shareholders and the financial community.

The CEO and CFO certify that the financial statements present a true and fair view, in all material respects, of the Company's financial condition and operating results and are in accordance with applicable regulatory requirements.

Managing the relationship with the External Auditor

The RAC manages the relationship between the Group and the External Auditor on behalf of the Board. It recommends to the Board potential auditors for appointment and the terms of engagement, including remuneration. In December 2003, the Board, on the recommendation of the RAC, approved the appointment of KPMG. Shareholders are asked to approve re-appointment of the auditors each year in the UK.

The RAC evaluates the performance of the External Auditor during its term of appointment against specified criteria including delivering value to shareholders and the Group, cost-effectiveness and maintaining the highest levels of professional integrity, objectivity and independence.

BHP Billiton is committed to auditor independence and the RAC reviews the independence and objectivity of the External Auditor. This review includes:

- confirming that the External Auditor is, in its professional judgement, independent of the Group
- obtaining from the External Auditor an account of all relationships between the External Auditor and the Group
- monitoring the number of former employees of the External Auditor currently employed in senior positions in the Group and assessing whether those appointments impair, or appear to impair, the External Auditor's judgement or independence
- considering whether the various relationships between the Group and the External Auditor collectively impair, or appear to impair, the External Auditor's judgement or independence
- determining whether the compensation of individuals employed by the External Auditor who conduct the audit is tied to the provision of non-audit services and, if so, consider whether this impairs, or appears to impair, the External Auditor's judgement or independence, and
- reviewing the economic importance of the Group to the External Auditor and assessing whether that importance impairs, or appears to impair, the External Auditor's judgement or independence.

The Group audit engagement partner will rotate every five years.

The Group has a Policy governing the conduct of non-audit work by the auditors. Under that Policy the External Auditor cannot provide services where the External Auditor:

- may be required to audit its own work
- participates in activities that would normally be undertaken by management
- is remunerated through a 'success fee' structure, or
- acts in an advocacy role for BHP Billiton.

This Policy can be viewed at *www.bhpbilliton.com/aboutus/governance*.

Fees paid to the External Auditor during the year for audit and other services were US$12.84 million of which 79 per cent comprised audit fees, 9 per cent audit related fees and 12 per cent taxation and other services. Details of the fees paid are set out in note 4 to the Concise Financial Report.

Based on the review by the RAC, the Board is satisfied that the External Auditor is independent.

Effectiveness of systems of internal control and risk management

In delegating authority to the CEO to make the decisions necessary to run the business, the Board established limits on the manner in which that authority can be exercised. One of the limits is to ensure that there is a system of control for identifying and managing risk. The Directors, through the RAC, review the systems that have been established for this purpose and regularly review their effectiveness.

The principal aim of the system of internal control is to manage business risks, with a view to enhancing the value of

Governance assurance

This diagram illustrates the key policies, processes and independent controls put in place by management to provide assurance to the Board as to the integrity of the Group's reporting and effectiveness of its systems of internal control and risk management.


Board
(Board Governance Document)
Board Governance
Risk and Audit Committee (RAC)
Sustainability Committee
Delegation
Accountability
Nomination Committee
Remuneration Committee
Independent Assurance
External Auditors
Group Audit Services
HSEC Audits
Peer Reviews Major Projects
Ore/Oil/Gas Reserves Review
Chief Executive Officer
Management Governance and Assurance
Key Policies
Charter
Guide to Business Conduct
Anti Trust Protocols
Approvals Framework
Contracts and Commitments
Risk Management
Sustainable Development
Portfolio Risk Management Governance Framework
Securities Dealing Code
Market Disclosure and Communications
Non-Audit Services
Tax
Information Management
Financial Accounting
Key Processes
Office of the Chief Executive
Financial Risk Management Committee
CSG Appraisals
CSG RACs
Enterprise-Wide Risk Management
Stewardship Reviews
Management Representation Letters
Market Risk Management Committee
Disclosure Committee
Investment Risk Committee
Investment Evaluation Standard
Financial and Management Reporting
HSEC Management Standards

shareholders' investments and safeguarding assets. Although no system of internal control can provide absolute assurance that the business risks will be fully mitigated, the internal control systems are designed to meet the Group's specific needs and the risks to which it is exposed.

The RAC is responsible for reviewing the internal controls and risk management systems, including:

- the procedure for identifying business risks and controlling their financial impact on the Group and the operational effectiveness of the policies and procedures related to risk and control
- the budgeting and forecasting systems, financial reporting systems and controls
- policies and practices put in place by the CEO for detecting, reporting and preventing fraud, serious breaches of business conduct and whistleblowing procedures
- the policies for ensuring compliance with relevant regulatory and legal requirements
- arrangements for protecting the Group's ownership of intellectual property and other non-physical assets
- the operational effectiveness of the Customer Sector Groups' (CSG) RAC structures
- the application of the principles of the Turnbull Guidance within the Group, including the adequacy of the internal control systems and allocation of responsibilities for monitoring internal financial controls, and
- policies, information systems and procedures for preparation and dissemination of information to shareholders, stock exchanges and the financial community.

To assist management in providing the information necessary to allow the RAC to discharge its responsibilities, separate Risk and Audit Committees have been established for each of the CSGs and key functional areas. These Committees have been established and operate as Committees of management but are chaired by members of the Board's RAC or by other external appointees with appropriate skills and experience. They perform an important monitoring function in the overall governance of the Group.

Minutes and reports of meetings are prepared and are provided to the Board RAC. In addition, Committee Chairs provide verbal reports of the meetings to the Board RAC.

Each half year, the President and CFOs of each CSG and each of the Marketing, Shared Services Centres and Treasury functions must review internal controls and provide formal representations to the Vice President Group Accounting and Controller, which are noted by the applicable CSG RAC, assuring compliance with Group policies and procedures and confirming that internal control systems are adequate. These representations are summarised and provided to the Board's RAC.

The Sustainability Committee of the Board reviews the effectiveness of the internal controls covering health, safety, environment and community risks.

Management committees also perform roles in relation to risk and control. The Financial Risk Management Committee (FRMC) reviews the effectiveness of internal controls relating to commodity price risk, counter-party credit risk, currency risk, financing risk and interest rate risk. Minutes of the FRMC are

provided to the Board. The Investment Risk Committee (IRC) provides oversight for investment processes across the Group and coordinates the investment toll-gating process for major investments. Reports are made to the Board on findings by the IRC in relation to major capital projects.

The CEO and CFO have certified to the Board that the financial statements are founded on a sound system of risk management and internal compliance, and that the system is operating efficiently and effectively in all material respects.

Business risk
The Group operates an Enterprise-Wide Risk Management System, which continues to be enhanced at all operations. This System forms the cornerstone of the Group's risk management activities. Its aim is to meet the obligations of the CEO in ensuring a system is in place for identifying and managing risk. Its existence provides the RAC with the assurance that the major risks facing the Group have been identified and assessed, and that there are controls either in place or planned to address these risks. Independent validation is undertaken by Internal Audit. The Group's Enterprise-Wide Risk Management Policy can be found at *www.bhpbilliton.com/aboutus/governance*.

Strategic risks and opportunities arising from changes in the Group's business environment are regularly reviewed by the Office of the Chief Executive and discussed by the Board. Directors also monitor risks and controls through the RAC, the Sustainability Committee, the Remuneration Committee and Internal Audit.

The scope of BHP Billiton's operations, and the range of industries in which the Group is engaged, mean that a range of factors may impact Group results. Material risks that could negatively affect the Group's results and performance include:

- fluctuations in commodity prices and currency exchange rates
- failure to discover new reserves or enhance existing reserves
- fewer mineral oil or gas reserves than our estimates indicate
- compliance with health, safety and environment regulations may impose burdensome costs
- land tenure disputes
- actions by governments in the countries in which we operate
- risks associated with emerging markets
- inability to successfully integrate our acquired businesses or recover our investments in exploration and new mining and oil and gas projects
- increased reliance upon the Chinese market in the event of a slowdown in consumption
- shortages of skilled labour could negatively impact our operations and expansion plans, and
- costs may increase due to inflationary pressures.

Internal audit
BHP Billiton has an internal audit function known as Group Audit Services (GAS) which assists with the identification and controlling of Group business risks. The Board's RAC reviews the mission and charter of GAS, ensures that it is adequately staffed and that its scope of work is appropriate in light of the key risks facing the Group and the other monitoring functions in place. It also reviews and approves an annual internal audit plan.

The role of the Vice President Risk Management and Assurance includes:

- achievement of GAS objectives which are:
  - assessment of the design and operating effectiveness of controls governing key operational processes and business risks
  - provision of an assessment, independent of management, as to the adequacy of the Group's internal operating and financial controls, systems and practices
  - assisting the Board in meeting its corporate governance and regulatory responsibilities
  - provision of advisory services to management to enhance the control environment and improve business performance
- enterprise wide risk management
- risk management information systems, and
- insurance strategy.

The RAC approves the appointment and dismissal of the Vice President Risk Management and Assurance and assesses his or her independence and objectivity. The Vice President Risk Management and Assurance has unfettered access to management and the Board's RAC.

Review of effectiveness

During the year, the Board conducted reviews of the effectiveness of the Group's system of internal control for the financial year and up to the date of this Report in accordance with the Turnbull Guidance and the Principles of Good Corporate Governance published by the Australian Stock Exchange Corporate Governance Council. These reviews which were overseen by the Board RAC covered financial, operational and compliance controls and risk assessment. Findings and recommendations were reported to the Board.

In addition to considering the key risks facing the Group, the Board reviewed an assessment of the effectiveness of internal controls over the key risks identified through the work of the Board Committees and management Committees described above.

8.2 Remuneration Committee report

The Remuneration Committee met seven times during the year. Its members are Dr J G Buchanan (Chairman), Dr D A L Jenkins, Lord Renwick of Clifton and Dr J M Schubert.

Role and focus

The role of the Committee is to assist the Board in setting the Remuneration Policy for the Group. In doing its work the Committee focuses on:

- determining remuneration policy and its application to the executive Directors and executives who report to the CEO
- adopting the annual and long-term incentive plans
- providing guidance to the Chairman on the annual evaluation of the performance of the CEO
- determining the levels of reward to the CEO and approval of rewards to those who report to the CEO, and
- communicating to shareholders on remuneration policy and the Committee's work on behalf of the Board.

Full details of the Committee's work on behalf of the Board are set out in the Remuneration Report on pages 44 to 58.

8.3 Sustainability Committee report

The Sustainability Committee (previously called the Health, Safety and Environment Committee) met four times during the year. During the year the members of the Committee were Dr D C Brink (Chairman), Mr C W Goodyear, Mr M Salamon, Mr A T Lennox, Prof J Galvin, Prof J Perkins, Dr D Slater and Mr E Spence. Following a review of the Committee which was conducted during the year the Board has restructured the Committee and will be increasing the number of non-executive Director members. Executive members and external advisors will no longer sit as members of the Committee but may participate in Committee work at the discretion of the non-executive Director members. At the time of printing of this Report the new members of the Committee had not been appointed.

Role and focus

Following the review of the Committee referred to above, the role of the Sustainability Committee is now to assist the Board in gaining assurance that the appropriate systems are in place to deal with the health, safety, environmental and community risks faced by the Group. In so doing, the Committee focuses on:

- evaluating the effectiveness of the Group's policies and systems for identifying and managing the health, safety, environment and community risks that are material to the achievement of the Corporate Objective
- assessing the policies and systems within the Group for ensuring compliance with health, safety, environment and community regulatory requirements
- assessing the performance of the Group having regard to the impact of health, safety, environment and community decisions and actions on employees, communities and third parties and on the reputation of BHP Billiton, and
- evaluation and oversight on behalf of the Board of the quality and integrity of sustainability reporting to external stakeholders.

A Sustainability Report (formerly the Health, Safety, Environment and Community Report) is published each year. The Report identifies BHP Billiton's targets for health, safety, environment and community and measures its performance against those targets. The Report is published at the same time as the Annual Report and can be found at *http://sustainability.bhpbilliton.com/2005/report/*.

For an overview of BHP Billiton's approach to sustainable development refer to page 18 of this Report.

8.4 Nomination Committee report

The Nomination Committee met five times during the year. The members of the Committee are Mr D R Argus (Chairman), Dr J G Buchanan, Lord Renwick of Clifton and Dr J M Schubert.

Role and focus

The role of the Committee is to assist in ensuring that the Board is comprised of individuals who are best able to discharge the responsibilities of a Director, having regard to the highest standards of governance. It does so by focusing on:

- reviewing the skills represented on the Board and identifying skills that might be required
- retaining the services of independent search firms and identifying suitable candidates for the Board (refer to sections 4.2 and 5.3 of this Statement)
- overseeing the review of the assessment of the performance of individual Directors and making recommendations to the Board on the endorsement of retiring Directors seeking re-election (refer to section 5 of this Statement), and
- communication to shareholders on the work of the Committee on behalf of the Board.

During the year the Committee recommended the appointment and election of Carlos Cordeiro. Since the end of the year the Committee recommended the appointment and election of the Hon Gail de Planque. Details of the skills and experience Mr Cordeiro and Dr de Planque bring to the Board are set out on page 32. The Committee retained the services of Messrs Heidrick and Struggles and Egon Zehnder to identify candidates.

9. Conformance with corporate governance standards

BHP Billiton's compliance with the governance standards in each of the jurisdictions in which it operates is reported in this Corporate Governance Statement, the Remuneration Report, the Directors' Report and the financial statements.

The Listing Rules of the UK Listing Authority require UK-listed companies to report on the extent to which they comply with the Principles of Good Governance and Code of Best Practice, which are contained in Section 1 of the Combined Code and explain the reasons for any non-compliance.

The Listing Rules of the Australian Stock Exchange require Australian-listed companies to report on the extent to which they meet the Best Practice Recommendations published by the Australian Stock Exchange Corporate Governance Council as part of its Principles of Good Corporate Governance and explain the reasons for any non-compliance.

Both the Combined Code (including the revised version) and the Best Practice Recommendations require the Board to consider the application of the relevant corporate governance principles, while recognising that departures from those principles are appropriate in some circumstances. BHP Billiton has complied with the provisions set out in Section 1 of the Combined Code, save that evaluations of the performance of Board Committees, while conducted, have not been conducted on an annual basis. All Committees have been evaluated during the 2005 calendar year and annual evaluations will be conducted going forward. Board evaluations have been and will continue to be conducted annually.

BHP Billiton has complied with the Best Practice Recommendations throughout the financial period and has continued to comply up to the date of this Annual Report.

In June 2004, the Australian Parliament enacted the Corporate Law Economic Reform Program (Audit Reform and Corporate Disclosure) Act 2004 (CLERP9) that applies for financial years beginning on or after 1 July 2004. BHP Billiton complies with those requirements.

A checklist summarising BHP Billiton's compliance with the UK Combined Code, the Best Practice Recommendations published by the ASX Corporate Governance Council, and the CLERP9 requirements has been posted to the website at *www.bhpbilliton.com/aboutus/governance*.

BHP Billiton Limited and BHP Billiton Plc are registrants of the Securities and Exchange Commission in the US. Both companies are classified as foreign private issuers and both have American Depositary Receipts listed on the New York Stock Exchange (NYSE).

BHP Billiton has reviewed the governance requirements currently applicable to foreign private issuers under the Sarbanes-Oxley Act (US) including the rules promulgated by the Securities and Exchange Commission and the rules of the NYSE and is satisfied that it complies with those requirements.

Under the NYSE listing rules companies that have American Depositary Receipts listed on the NYSE are required to disclose any significant ways in which their corporate governance practices differ from the NYSE corporate governance rules. We have compared our corporate governance practices to the NYSE corporate governance rules and note the following differences:

- Our Nomination Committee's Charter does not include the purpose of developing and recommending to the Board a set of corporate governance principles applicable to the corporation. At BHP Billiton we believe that this task is integral to the governance of the Group and is therefore best dealt with by the Board as a whole.
- Rule 10A-3 of the Securities Exchange Act of 1934 requires NYSE listed companies to ensure that their audit committees are directly responsible for the appointment, compensation, retention and oversight of the work of the external auditors unless the company's governing law or documents or other home country legal requirements require or permit shareholders to ultimately vote on or approve these matters. While BHP Billiton's Risk and Audit Committee ('RAC') is directly responsible for remuneration and oversight of external auditors, the ultimate responsibility for appointment and retention of external auditors rests with the Company's shareholders, in accordance with Australian and United Kingdom law and BHP Billiton's constitutional documents. The RAC does, however, make recommendations to the Board on these matters, which are in turn reported to shareholders.

While the Board of BHP Billiton is satisfied with its level of compliance with the governance requirements in Australia, the UK and the US, it recognises that practices and procedures can always be improved, and that there is merit in continuously reviewing its own standards against those in a variety of jurisdictions. The Board has operated under a programme of review that will continue throughout the year ahead.

Remuneration Report

Remuneration Report at a Glance

Only the information contained in sections 2 to 8 of this Report (other than section 3.3) has been subject to audit.

Glossary of Terms

Key abbreviations used throughout this Report are set out below.

Board	The Boards of Directors of BHP Billiton Limited and BHP Billiton Plc
CIP 2001	Co-Investment Plan 2001
Committee	The Remuneration Committee of BHP Billiton Limited and BHP Billiton Plc
Deferred Share	A nil-priced option or a conditional right to acquire a Share issued under the rules of the GIS
EBIT	Earnings Before Interest and Tax
EPS	Earnings Per Share – one of the Performance Hurdles for long-term incentives
ESP 1999 and 2000	Employee Share Plan 1999 and 2000
Group	BHP Billiton Limited, BHP Billiton Plc and their subsidiaries
GIS	Group Incentive Scheme
KPI	Key performance indicator used to measure the performance of the Group, individual businesses and executives in any one year
LTIP	Long Term Incentive Plan
MTI 2001	Medium Term Incentive Plan 2001
Option	A right to acquire a Share on payment of an exercise price issued under the rules of the GIS
Performance Hurdle	A specified target against which the Group's performance is measured to determine the extent to which long-term incentives might vest
Performance Share	A nil-priced option or a conditional right to acquire a Share, subject to Performance Hurdles issued under the rules of the GIS or the LTIP
PSP 2000 and 2001	Performance Share Plan 2000 and 2001
RSS 2001	Restricted Share Scheme 2001
Share	Fully paid Ordinary Share in the capital of BHP Billiton Limited or BHP Billiton Plc
Specified Executives	Those executives (other than executive Directors and numbering at least five) who have the greatest authority for managing the BHP Billiton Group. The Specified Executives of the Group are: Philip Aiken, Group President Energy; John Fast, Chief Legal Counsel; Robert Kirkby, President Carbon Steel Materials; Marius Kloppers, Chief Commercial Officer; and Christopher Lynch, Chief Financial Officer
TSR	Total Shareholder Return – one of the Performance Hurdles for long-term incentives. It is the change in share price plus dividends reinvested

1. Remuneration Committee

1.1 Role
The Remuneration Committee, operating under delegated authority from the Board, focuses on:
- remuneration policy
- adoption of incentive plans
- determination of levels of reward to the CEO and approval of rewards to those reporting to the CEO
- guidance on evaluating the performance of the CEO, and
- communication to shareholders on the Committee's work on behalf of the Board.

The Committee is committed to the principles of accountability, transparency and to ensuring that remuneration arrangements demonstrate a clear link between reward and performance. Its activities are governed by terms of reference, available on the BHP Billiton website at *www.bhpbilliton.com/aboutus/governance.*

An independent assessment of the effectiveness of the Committee has commenced and is due to be completed in the 2005 calendar year. The objectives of the review are to investigate and assess whether the Committee is:
- appropriately constituted and supported
- performing optimally
- operating as an integral contributor to the overall performance of the Board
- capable of dealing with the complex issues surrounding remuneration, and
- able to handle the level of complexity involved in setting remuneration policy in a global environment.

A review of the Committee's terms of reference will also take place as part of this process.

1.2 Membership and meetings
Independent non-executive Directors Dr John Buchanan (Chairman), Dr David Jenkins, Lord Renwick of Clifton and Dr John Schubert were members of the Committee throughout the year.

The Committee met seven times during the year and attendance at those meetings is set out in the Corporate Governance Statement on page 36.

The Group Chairman, the CEO and the Group Vice President Human Resources attended Committee meetings by invitation and assisted the Committee in its deliberations during the year, except where matters associated with their own remuneration were considered.

1.3 Advisors
The Committee appointed Kepler Associates, an independent consultant, to advise on executive remuneration matters during the year. The Board appointed Oppeus Pty Limited to conduct an independent review of all Committees, including the Remuneration Committee. The Committee draws on data from a range of external sources including publications by remuneration consultants such as Hay Group, Towers Perrin and Hewitt Bacon & Woodrow. A full list of these consultants, the type of data sourced from them and whether they provide services elsewhere in the Group is available on the BHP Billiton website at *www.bhpbilliton.com/aboutus/governance.*

2. Remuneration Policy
The Committee recognises that the Group operates in a global environment and that its performance depends on the quality of its people.

The key principles of the Group's remuneration policy are to:
- provide competitive rewards to attract, motivate and retain highly skilled executives willing to work around the world
- apply demanding key performance indicators (KPIs) including financial and non-financial measures of performance
- link rewards to the creation of value to shareholders
- ensure remuneration arrangements are equitable and facilitate the deployment of human resources around the Group, and
- limit severance payments on termination to pre-established contractual arrangements that do not commit the Group to making unjustified payments in the event of non-performance.

3. Remuneration Structure
It is the Group's policy that service contracts for senior management, including the CEO, have no fixed term but be capable of termination on a maximum of 12 months' notice, and that the Group retains the right to terminate the contract immediately, by making a payment equal to no more than 12 months' pay in lieu of notice.

Some executives (but not the CEO) have pre-existing service contracts that contain notice periods that exceed 12 months. The Committee has determined that it will limit notice periods to 12 months in all future contracts for executives.

Remuneration is divided into two components: *fixed* and *at risk*. BHP Billiton's remuneration policy is to pay at the median level of remuneration for target performance and to provide the opportunity for upper decile rewards for distinctive (upper decile) performance. Remuneration levels are reviewed each year to take account of cost of living changes, any change in the scope of the role performed by the executive and any changes required to meet the principles of the remuneration policy.

Details of the remuneration received by the executives for whom remuneration is reported are set out in sections 4 and 5 of this Report.

3.1 *Fixed* remuneration
Fixed remuneration is generally made up of base salary and benefits. Base salaries are set by reference to the scope and nature of the individual's role, and their performance and experience. Market data is used to benchmark salary levels on a global scale, adjusted for local conditions. Consideration is given to competitive global remuneration levels. In addition, some executives receive benefits that might include retirement benefits, health insurance, relocation costs, life assurance, car allowances and tax advisory services.

Some retirement benefits are delivered under defined benefit plans. The Committee considers that these types of plans can place an unreasonable financial burden on the Group and has therefore resolved that no new members will be admitted to the remaining defined benefit plans.

Summary of the operation of the Group Incentive Scheme (GIS) and Long Term Incentive Plan (LTIP)


Group Incentive Scheme
Long Term Incentive Plan
STEP 1
KPIs are set for each Executive
STEP 2
Performance assessed against KPIs and bonus amount calculated
STEP 3
Half of bonus paid in cash
STEP 4
Half of bonus converted to Deferred Shares or Options
STEP 5
Deferred Shares and Options must be held for 2 years before release
STEP 1
Grant of Performance Shares which are subject to performance hurdles
STEP 2
TSR performance is assessed 5 years from grant and Performance Shares vest according to level of performance
FY05
FY06
FY07
FY08
FY09
FY10
FY11

3.2 *At risk* remuneration

At risk remuneration is delivered as short and long-term incentives under the Group Incentive Scheme (GIS) and Long Term Incentive Plan (LTIP) to senior executives. The amount of *at risk* remuneration, if any, that is earned by an executive is wholly dependent on that executive's and the Group's performance against pre-determined KPIs and Performance Hurdles.

The GIS rewards executives for meeting or exceeding KPIs that are set each year and aligned to BHP Billiton's strategic framework. The LTIP is designed to drive sustainable performance in the longer term. Both schemes reflect the Group's commitment to meeting pre-determined targets and to align incentives to shareholder value creation. Participation in the GIS and LTIP is approved by the Committee. Executives are required to hold a minimum number of BHP Billiton Shares throughout the period of their participation in the plans.

A summary of all incentive plans under which awards to executive Directors are still to vest or be exercised appears in section 8.1 below. Entitlements held by Specified Executives under incentive plans are summarised in section 5.4 below and detailed in note 42 to the BHP Billiton Limited Annual Report 2005 – Combined Financial Statements.

3.2.1 Group Incentive Scheme and Long Term Incentive Plan

The rules of the GIS and LTIP are available on the BHP Billiton website at *www.bhpbilliton.com/aboutus/annualreports/plc/downloads/GISrules.pdf*, *www.bhpbilliton.com/aboutus/annualreports/plc/downloads/LTIPrules.pdf*, *www.bhpbilliton.com/aboutus/annualreports/ltd/downloads/GISrules.pdf* and *www.bhpbilliton.com/aboutus/annualreports/ltd/downloads/LTIPrules.pdf.*

At the beginning of the year, Performance Shares were granted to participants under the LTIP. The Committee determines the number of Shares granted to each participant but, in any one financial year, a participant cannot be granted Performance Shares having an expected value that exceeds two times their annual base salary. The value is determined using a Monte Carlo or similar valuation model. The Performance Shares are subject to a Performance Hurdle, based on Total Shareholder Return (TSR) during the performance period (1 July 2004 to 30 June 2009), to be measured as at 30 June 2009.

The Performance Hurdle requires the Group's TSR to exceed a median TSR benchmark over the performance period which will be the weighted average TSR of a group of peer companies (shown below), weighted 75 per cent to mining companies and 25 per cent to oil and gas companies.

The amount by which the Group's TSR exceeds the median will determine the number of Performance Shares that will vest. If the Group's TSR exceeds the median by a specified percentage then 100 per cent of Performance Shares will vest. The Committee will decide each year what that percentage will be for the year. For the 2005 financial year that percentage was 5.5 per cent per annum. This is a cumulative amount and equates to exceeding the median over the five-year performance period by 30 per cent. This would be regarded by the Committee, and the Board, as outperformance.

The Performance Shares will be treated as though they would have earned dividends from the date they were granted. Once the underlying shares are issued or transferred to a participant, the participant will receive a payment in lieu of those dividends. The entitlement of participants to Performance Shares is summarised below:

TSR of the Group	Percentage of Performance Shares that will vest
Below or equal to the weighted average TSR (median)	0
Exceeds median TSR by a specified percentage per annum on a cumulative basis (outperformance)	100
Between median TSR performance and outperformance	Pro-rata between 0 and 100 depending on position of performance between median TSR performance and outperformance

The Committee retains the overall discretion to decide that the Performance Shares should lapse, although it is intended that it will only exercise this discretion where it forms the view that the Group TSR does not properly reflect the financial performance of the Group over the Performance Period.

The peer group of companies against which the Group's TSR performance is measured comprises:

- Alcan
- Alcoa
- Alumina
- Anglo American
- BG Group
- BP
- Companhia Vale do Rio Doce
- Conoco Phillips
- Exxon Mobil
- Freeport-McMoRan
- Impala
- Inco
- Marathon Oil Company
- Newmont Mining
- Noranda
- Norilsk
- Phelps Dodge
- Rio Tinto
- Shell
- Total
- Unocal
- Woodside Petroleum
- Xstrata

These Performance Hurdles were chosen to encourage participants to focus on the long-term performance of the Group.

3.3 Performance of BHP Billiton

The KPIs for the year 1 July 2004 to 30 June 2005 were based on Group, individual business and personal measures. There are three levels of performance against each of the KPIs: *threshold* (the minimum necessary to qualify for any reward);

target (where the performance requirements have been met); and *stretch* (where performance is exceeded).

The Group KPIs measure performance in delivering against specific health, safety and environment targets and achieving specified levels of performance against financial targets. The levels of performance achieved in relation to each of the primary group measures were as follows:

Group KPIs	Level of performance achieved as determined by the Committee
Health, safety and environment (includes the measures CIFR, HSEC standards, company HSEC targets and behavioural-based systems)	Between *threshold* and *target* (based on the average of the four measures)
Shareholder Value Added	*Stretch*
Net Present Value Added	Between *threshold* and *target*

The TSR performance of the Group relative to the markets in which it operates, over the past five years, is illustrated by the two graphs below. The first compares BHP Billiton's TSR performance to the ASX 100 and the FTSE 100. The second illustrates performance against the LTIP comparator group, set out above. The earnings performance of the Group over the four years since the merger is illustrated by the graph of attributable profit on page 1 of this Annual Report. Attributable profit for 2001 for the BHP Billiton Limited Group only was US$1109 million.

Five-year TSR performance of BHP Billiton measured against the ASX 100 and FTSE 100 – rebased in US$

- BHP Billiton Plc
- BHP Billiton Limited
- ASX 100
- FTSE 100



Five-year TSR performance of BHP Billiton measured against the LTIP comparator group – rebased in US$

- BHP Billiton Plc
- BHP Billiton Limited
- Median of the comparator group



Remuneration Report continued

For the period 1 July 2004 to 30 June 2005, the total return to BHP Billiton Limited shareholders (as measured by the change in share price plus dividends paid) was 55 per cent. Over the same period the return to BHP Billiton Plc shareholders was 51 per cent.

The TSR performance for BHP Billiton Limited is inclusive of the Bonus Share awards and is adjusted for the demerger of OneSteel Limited, and for both BHP Billiton Limited and BHP Billiton Plc is adjusted for the demerger of BHP Steel Limited (now known as BlueScope Steel Limited).

Market price of Shares

	BHP Billiton Plc	BHP Billiton Limited
At 30 June 2005	£7.12	A$18.15
Highest price in the year ended 30 June 2005	£7.77 (28 February 2005)	A$19.29 (7 March 2005)
Lowest price in the year ended 30 June 2005	£4.75 (23 July 2004)	A$12.48 (5 July 2004)

4. Executive Directors

During the year and at the date of this Report there were two executive Directors in office, Mr Charles Goodyear and Mr Miklos (Mike) Salamon. The following sections detail their remuneration arrangements.

The tables that appear in sections 4.1.3, 4.1.4, 4.2.3 and 4.2.4 have been prepared in accordance with the law and Accounting Standards in Australia and the UK. The tables contain the amounts paid to the executive Directors during the year and a value of the *at risk* component of their remuneration. The *at risk* component is made up of Performance Shares, Deferred Shares and/or Options and is an estimate only because the amount cannot be finally determined until (i) shareholders have approved the issue of the Shares or Options, and (ii) the performance period has expired and the performance has been assessed against the Performance Hurdles. Summaries of remuneration for Messrs Goodyear and Salamon for the year appear in sections 4.1.1 and 4.2.1 respectively.

4.1 Mr Charles Goodyear
4.1.1 Summary of remuneration arrangements
Mr Goodyear's *fixed* remuneration is made up of base salary, retirement benefits and other benefits, and equals 45 per cent of total remuneration when calculated at the *target* level of performance. The *at risk* remuneration, made up of short and long-term incentives, equals 55 per cent of total remuneration when calculated at the *target* level of performance.

The Committee has assessed Mr Goodyear's performance for the year and has concluded that it was above *target* (see section 3.3 of this Report for the assessment in relation to Group KPIs). Accordingly, the value of *at risk* remuneration, and therefore the percentage of the total that is attributable to *at risk* remuneration, will be greater than the *target* percentage.

Summary of *fixed* and *at risk* remuneration for the year ended 30 June 2005

Component	Amount (US$)	Further information
***Fixed* remuneration** (Comprising base salary and benefits (including retirement benefits))	2 003 301	see section 4.1.3
***At risk* remuneration** Cash bonus	1 240 313	see section 4.1.3
Dividend Equivalent Payment value	291 201	see section 4.1.3
Estimated fair value of the Deferred Shares	1 060 302	see section 4.1.3
Notional value of the Performance Shares	558 141	see section 4.1.4
Estimated total remuneration for financial year 2005	5 153 258	

4.1.2 Service contract
Mr Goodyear has a single service contract with BHP Billiton Limited and BHP Billiton Plc dated 21 August 2003. It does not contain a fixed term and can be terminated by the Group on 12 months' notice or by Mr Goodyear on three months' notice. The Group has the right to immediately terminate the contract by paying Mr Goodyear 12 months' base salary and the superannuation (or pension) contribution, in lieu of notice.

The rules of the GIS and LTIP cover any entitlements Mr Goodyear might have in relation to short and long-term incentives, including entitlements that have not vested at the date of termination. The rules of those schemes outline the circumstances in which Mr Goodyear (and any other participant) would be entitled to receive any Deferred Shares, Options or Performance Shares that had been granted but which had not vested at the date of termination. The rules of the GIS also outline the circumstances in which Mr Goodyear would be entitled to a cash bonus payment for the performance year in which he leaves the Group. Those circumstances depend on the reason for his departure.

The Committee has discretion in relation to the entitlements of an employee on termination in some circumstances. This will include situations where the employee and the Group reach a mutual decision to part. To provide the Group, its shareholders and Mr Goodyear with as much certainty as possible in relation to the exercise of that discretion, the Committee has determined what Mr Goodyear's entitlements might be if a mutual decision to part was reached. The Committee has resolved that, providing Mr Goodyear has served as CEO for a minimum of three years, he would be entitled to:

- any Deferred Shares or Options that had been granted but were not exercisable at the date of departure. The Committee believes that as the performance measures for the grant of these Deferred Shares or Options have already been met, save for the requirement that they be held for two years from the date of grant it is appropriate that they be awarded

- a cash bonus for the year in which the parting takes place, calculated according to Mr Goodyear's performance measured against his KPIs and pro-rated to reflect the actual period of service, and
- a right to retain entitlements to Performance Shares that have been granted but that are not yet exercisable, pending satisfaction of Performance Hurdles. The number of entitlements will be pro-rated to reflect Mr Goodyear's period of service from the date the awards were granted and will only become exercisable if and when the Performance Hurdles are met.

These entitlements would not arise if Mr Goodyear's contract was terminated for cause or if he resigned. Details of how the GIS and LTIP would operate in those circumstances are set out in the rules, available on the website at *www.bhpbilliton.com/ aboutus/annualreports/plc/downloads/GISrules.pdf*, *www.bhpbilliton.com/aboutus/annualreports/plc/downloads/ LTIPrules.pdf*, *www.bhpbilliton.com/aboutus/annualreports/ ltd/downloads/GISrules.pdf* and *www.bhpbilliton.com/aboutus/ annualreports/ltd/downloads/LTIPrules.pdf*.

Where the Committee retains discretion in relation to the award of any long or short-term incentives, the rules of the GIS require the Committee to exercise that discretion in good faith and acting reasonably.

Mr Goodyear would be entitled to any accrued entitlement that he may have under the rules of the Retirement Savings Plan at the date of termination as set out in section 4.1.5 below.

4.1.3 Remuneration

Mr Goodyear's target cash bonus amount, set by the Committee at the beginning of the year, was 70 per cent of adjusted salary. Group KPIs represented an 80 per cent weighting and personal KPIs 20 per cent. The Committee has assessed the Group's and Mr Goodyear's performance for the year and awarded 94.5 per cent of salary as a cash bonus. The Committee has set Mr Goodyear's KPIs for the year ended 30 June 2006 and has again set a target cash bonus amount of 70 per cent of salary. Group KPIs for the year will represent a 70 per cent weighting. Personal KPIs include business growth, project performance, business excellence, corporate strategic issues and senior executive succession planning.

Remuneration for the year ended 30 June 2005

US dollars	Base salary	Other benefits	Retirement benefits	Annual cash bonus	Dividend equivalent payment value	Value of Deferred Shares	Subtotal UK GAAP	Share-based compensation long-term	Adjustment for Australian GAAP	Total Australian GAAP
	FIXED	FIXED	FIXED	AT RISK	AT RISK	AT RISK		AT RISK	AT RISK	
2005	1 312 500	60 801	630 000	1 240 313	291 201	1 060 302	4 595 117	552 711	(212 304)	4 935 524
2004	1 250 000	321 071	600 000	1 070 125	–	934 444	4 175 640	332 087	(370 329)	4 137 398

The notes to this table appear in section 8.2 below.

4.1.4 Share and Option plans

All Shares under award and Options issued form part of Mr Goodyear's *at risk* remuneration. The extent to which Shares (save for Deferred Shares and Options) will vest is wholly dependent on the extent to which the Performance Hurdles are met. No Options held are vested but not exercisable, except where stated.

Summary of interests in incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2005

Scheme	BHP Billiton Limited Ordinary Shares under option					Exercise price [4] (A$)	First exercise date	Expiry date
	At 1 July 2004	Granted [3]	Exercised	Lapsed	At 30 June 2005			
GIS 2004 Options	–	180 613	–	–	180 613	15.39	August 2006	August 2009
GIS 2003 Options	320 725	–	–	–	320 725	11.11	August 2005	August 2008
ESP 2000[1]	722 785	–	–	–	722 785	7.60	3 April 2003	2 April 2010
ESP 1999[1]	351 065	–	–	–	351 065	6.92	23 April 2002	22 April 2009

Summary of interests in incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2005 continued

Scheme	BHP Billiton Limited Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted (3)	Vested	Lapsed	At 30 June 2005	
LTIP 2004 Performance	–	500 000	–	–	500 000	August 2009
GIS 2004 Deferred	–	44 601	–	–	44 601	August 2006
GIS 2003 Deferred	28 093	–	–	–	28 093	August 2005
GIS 2003 Performance	112 375	–	–	–	112 375	August 2006
GIS 2002 Performance	180 154	–	–	–	180 154	August 2005
PSP 2001 (2)	136 573	–	122 916	13 657	–	1 October 2004
Total	457 195	544 601	122 916	13 657	865 223	

Notes:

(1) All of the award is exercisable.

(2) 90 per cent of the Shares vested in October 2004, following the end of the performance period, and the BHP Billiton Limited market price was A$14.82. The remaining 10 per cent lapsed. Mr Goodyear exercised 53 600 of the vested Shares on 5 May 2005 when the market price was A$16.50 and 53 600 on 6 May 2005 when the market price was A$16.52. The aggregate gain was A$884 400 and A$885 472 respectively. As at 30 June 2005, Mr Goodyear had not yet exercised the remaining 15 716 vested shares.

(3) The market price of BHP Billiton Limited Shares on date of grant (3 December 2004) was A$15.28. The fair value per Option, Performance Share and Deferred Share was A$3.80, A$6.85 and A$13.34 respectively. Fair value per Option, Performance Share and Deferred Share was estimated using a Black-Scholes model, a Monte Carlo model and a Net Present Value model respectively. The fair value of Options granted was A$686 329.

(4) Represents the exercise price payable on Options.

4.1.5 Retirement benefits

Mr Goodyear's remuneration includes a payment in lieu of a contribution by the Group to a superannuation or pension fund fixed at an annual rate of 48 per cent of base salary. Mr Goodyear may elect to have this paid into a superannuation or pension fund or instead, to defer receipt, subject to the rules of a Retirement Savings Plan established for this purpose. For the year ending 30 June 2005, Mr Goodyear elected to defer receipt into a Retirement Savings Plan which is an unfunded defined contribution plan. The Plan allows him to accumulate these annual payments and to defer receipt until after he retires from the Group. The Plan allows Mr Goodyear to establish retirement savings arrangements that best meet his needs.

If Mr Goodyear dies while still employed, a benefit of four times base salary will be payable to his estate. A spouse's pension equal to two-thirds of one-thirtieth of Mr Goodyear's pensionable salary at date of death, for each year of service from 1 January 2003 to his normal retirement date (age 60), will be payable for the duration of his spouse's lifetime. Periods of service where Mr Goodyear received his retirement benefit in the form of the cash gratuity will be disregarded for the purpose of calculating any pension amount.

If Mr Goodyear leaves due to incapacity, the pension arrangements are the same as for the Specified Executives (see section 5.5 below) save that his ill-health pension will be one-thirtieth for each year of service from 1 January 2003 to his normal retirement date.

4.2 Mr Miklos (Mike) Salamon
4.2.1 Summary of remuneration arrangements

Mr Salamon's *fixed* remuneration is made up of base salary, retirement benefits and other benefits and equals 50 per cent of total remuneration when calculated at the *target* level of performance. The *at risk* remuneration, made up of short and long-term incentives, equals 50 per cent of total remuneration when calculated at the *target* level of performance.

The Committee has assessed Mr Salamon's performance for the year and has concluded that it was above target (see section 3.3 of this Report for the assessment in relation to the Group KPIs). Accordingly, the value of *at risk* remuneration, and therefore the percentage of the total that is attributable to *at risk* remuneration, will be greater than the *target* percentage.

Summary of *fixed* and *at risk* remuneration for the year ended 30 June 2005

Component	Amount (US$)	Further information
***Fixed* remuneration** (Comprising base salary and benefits (including retirement benefits))	2 178 992	see section 4.2.3
***At risk* remuneration** Cash bonus	1 207 599	see section 4.2.3
Dividend Equivalent Payment value	150 956	see section 4.2.3
Estimated fair value of the Deferred Shares	1 044 711	see section 4.2.3
Notional value of the Performance Shares	543 419	see section 4.2.4
Estimated total remuneration for financial year 2005	5 125 677	

4.2.2 Service contract

Mr Salamon has contracts of employment with BHP Billiton Plc and BHP Billiton Services Jersey Limited, a wholly-owned subsidiary of BHP Billiton Plc, both dated 1 September 2003.

Mr Salamon's employment agreements automatically terminate on his 60th birthday. At any time prior to his 60th birthday each service contract can be terminated by either the Group or Mr Salamon providing 12 months' notice. The Company may make a payment in lieu of notice of 12 months, equal to 150 per cent of base salary. This payment reflects the market practice at the time the terms were agreed.

The Committee has not considered the circumstances in which it would exercise its discretion to allow Mr Salamon to maintain any ongoing participation in relation to the long-term incentive schemes in which he participates in the event of his departure. Those entitlements, if any, will be governed by the rules of the schemes at the date of departure.

4.2.3 Remuneration

Mr Salamon's target cash bonus amount, set by the Committee at the beginning of the year, was 70 per cent of adjusted salary. Group KPIs represented 30 per cent of the total performance measures. Forty per cent of the weighting applied to KPIs in relation to the operating business and the remaining 30 per cent was attributable to personal KPIs. The Committee has assessed the Group's and Mr Salamon's performance for the year and awarded 90.8 per cent of salary as a cash bonus. The Committee has set Mr Salamon's KPIs for the year ended 30 June 2006 and has again set a target cash bonus amount of 70 per cent of salary. Group KPIs for the year will represent 35 per cent of the total performance measures. Thirty-five per cent of the weighting will apply to KPIs in relation to the operating business. The remaining 30 per cent is attributable to personal KPIs that include successful integration of WMC Resources Ltd, NPV added value, alignment of business planning with business excellence principles, operating committee performance, operating discipline, performance of key projects and alignment of operating businesses' strategy to corporate strategy.

Remuneration for the year ended 30 June 2005

US dollars	Base salary	Other benefits	Annual cash bonus	Dividend equivalent payment value	Value of Deferred Shares	Subtotal UK GAAP	Retirement benefits	Share-based compensation long-term	Adjustment for Australian GAAP	Total Australian GAAP
	FIXED	FIXED	AT RISK	AT RISK	AT RISK		FIXED	AT RISK	AT RISK	
2005	1 329 998	148 751	1 207 599	150 956	1 044 711	3 882 015	700 243	439 554	(282 732)	4 739 080
2004	1 197 666	42 581	852 089	–	765 602	2 857 938	655 123	398 360	(317 672)	3 593 749

The notes to this table appear in section 8.2 below.

4.2.4 Share and Option plans

All Shares under award form part of Mr Salamon's *at risk* remuneration. The extent to which Shares (save for Deferred Shares) will vest is wholly dependent on the extent to which the Performance Hurdles are met.

Summary of interests in incentive plans including the number of Shares awarded in the financial year ended 30 June 2005

Scheme	BHP Billiton Plc Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted [3]	Vested	Lapsed	At 30 June 2005	
LTIP 2004 Performance	–	300 000	–	–	300 000	August 2009
GIS 2004 Deferred	–	80 151	–	–	80 151	August 2006
GIS 2003 Deferred	89 056	–	–	–	89 056	August 2005
GIS 2003 Performance	89 056	–	–	–	89 056	August 2006
GIS 2002 Performance	193 706	–	–	–	193 706	August 2005
CIP 2001	95 295[2]	–	–	–	95 295	1 October 2005
RSS 2001[1]	198 163	–	178 347	19 816	–	8 October 2004
Total	665 276	380 151	178 347	19 816	847 264	

Notes:
[1] 90 per cent of the Shares vested in October 2004, following the end of the performance period, and the BHP Billiton Plc market price was £6.21. The remaining 10 per cent lapsed. The Shares were transferred to Mr Salamon on vesting. The aggregate gain was £1 107 535.
[2] Includes 26 471 Committed Shares invested by Mr Salamon.
[3] The market price of BHP Billiton Plc Shares on date of grant (3 December 2004) was £5.91. The fair value per Performance Share and Deferred Share was £2.63 and £5.31 respectively. Fair value per Performance Share and Deferred Share was estimated using a Monte Carlo model and a Net Present Value model respectively.

4.2.5 Retirement benefits
Defined Benefit Pension (US dollars)

Amount by which the annual pension entitlement has increased during the year ended 30 June 2005 [1]	Total annual pension entitlement as at 30 June 2005	Estimated capital value (transfer value) of the increase in annual pension entitlement [1]	Estimated capital value (transfer value) of total accrued pension	
			at 30 June 2005	at 30 June 2004
66 072	886 665	987 915	9 392 019	7 870 626

Notes:
[1] The increase in accrued pension is the difference between the accrued pension at the end of the previous year and the accrued pension at the end of the year without any allowance for inflation. The increase in transfer value of total accrued pension is the difference between the transfer value at the end of the year and the transfer value at the beginning of the year less the contributions made to the scheme by the Director also without any allowance for inflation. The increase in accrued pension after making an allowance for inflation of 2.9 per cent (2004: 3 per cent) was US$42 275 (2004: US$58 026) and the transfer value of that increase less the contributions made to the scheme by the Director was US$447 798 (2004: US$594 275).

Mr Salamon completed 20 years of service with the Group (and its predecessor companies) on 1 April 2005 and consequently no further pension benefits will accrue other than to reflect changes in his pensionable salary. He will be entitled to a pension at normal retirement date (age 60), equal to two-thirds of pensionable salary under non-contributory defined benefit pension arrangements set up by BHP Billiton Plc and BHP Billiton Services Jersey Limited. Only base salary is pensionable. At the date of this Report Mr Salamon was 50 years of age.

For service after 1 July 1997 and until 1 April 2005, Mr Salamon has had the right to determine whether his pension provision for that year's salary under each service contract with BHP Billiton Plc and BHP Billiton Services Jersey Limited is made under a defined benefit or defined contribution arrangement. He has always chosen to take his benefits under a defined benefit arrangement.

If Mr Salamon retires before age 60, his accrued defined benefit pension entitlement will normally be reduced for early payment at the rate of 4 per cent per annum. In terms of the rules of the scheme all pensions in payment will be indexed in line with the retail price index.

If Mr Salamon dies while he is still employed, a lump sum benefit of four times base salary and a spouse's pension of two-thirds of the prospective pension will be payable to his estate.

In the event of death while in retirement, a surviving spouse's pension of two-thirds of the pension in payment, before the effect of commutation, will be payable.

If Mr Salamon leaves due to incapacity, an ill-health pension of two-thirds base salary will be payable. In the event of his death during ill-health retirement, a spouse's pension of two-thirds of the ill-health pension will be payable for the duration of his spouse's lifetime.

5. Specified Executives and Highest Paid Officers (other than Directors)

The Specified Executives of the Group are those executives, other than executive Directors and numbering at least five, who have the greatest authority for managing the Group. They are also the five highest paid executives in the Group. This section contains information relating to the Group's Specified Executives whose full names and titles appear in the Glossary of Terms at the beginning of this Report.

5.1 Service contracts
As outlined in section 3, it is the Group's policy that service contracts for senior executives have no fixed term but be capable of termination on 12 months' notice and that the Group retains the right to terminate the contract immediately, by making a payment equal to no more than 12 months' pay in lieu of notice. Where contracts contain notice periods in excess of 12 months, those contracts reflect market practice at the time the terms were agreed. The service contracts typically outline the components of remuneration paid to the executive but do not prescribe how remuneration levels are to be modified from year to year.

Summary of termination provisions in the service contracts with the Specified Executives

Name	Employing company	Notice period – company	Notice period – employee	Termination provisions [1]
P Aiken	BHP Billiton Limited	12 months	6 months	On termination the Company may make a payment in lieu of notice equal to 12 months' base salary plus the superannuation and retirement benefit contributions for that period
R Kirkby	BHP Billiton Limited	12 months	6 months	
M Kloppers	BHP Billiton Plc	12 months	6 months	
C Lynch	BHP Billiton Limited	12 months	6 months	
J Fast	BHP Billiton Limited	3 months	3 months	On termination the Company may make a payment in lieu of notice equal to 3 months' base salary plus a termination payment of 21 months' base salary

Notes
[1] The Committee has not considered the circumstances in which it would exercise its discretion to allow the executives to maintain any ongoing participation in relation to the long-term incentive schemes in which they participate in the event of their departures. Those entitlements, if any, will be governed by the rules of the schemes at the date of departure.

5.2 Remuneration

As noted in section 3 above, senior executives' total remuneration is divided into two components – *fixed* and *at risk*. The *at risk* component is derived only in circumstances where the individual has met challenging KPIs and Performance Hurdles which contribute to the Group's overall profitability and performance.

Remuneration of the Specified Executives for the year ended 30 June 2005

US dollars	Base salary	Other benefits	Annual cash bonus	Dividend equivalent payment value	Value of Deferred Shares	Subtotal UK GAAP	Retirement benefits	Share-based compensation – long-term	Adjustment for Australian GAAP	Total Australian GAAP
	FIXED	*FIXED*	*AT RISK*	*AT RISK*	*AT RISK*		*FIXED*	*AT RISK*	*AT RISK*	
P Aiken										
• 2005	1 012 656	920 606	731 330	110 279	625 190	3 400 061	365 569	328 088	(96 682)	3 997 036
• 2004	882 427	519 032	642 716	–	561 226	2 605 401	318 556	291 887	(217 196)	2 998 648
J Fast										
• 2005	707 053	–	651 832	101 530	557 230	2 017 645	253 832	259 287	(103 939)	2 426 825
• 2004	638 944	–	591 726	–	516 701	1 747 371	229 381	235 198	(221 309)	1 990 641
R Kirkby										
• 2005	828 823	1 296	781 497	108 201	668 076	2 387 893	303 349	281 608	(154 121)	2 818 729
• 2004	696 801	1 272	630 430	–	550 498	1 879 001	255 029	201 030	(236 536)	2 098 524
M Kloppers										
• 2005	864 532	157 585	815 409	114 036	705 422	2 656 984	357 244	294 075	(182 713)	3 125 590
• 2004	719 262	158 398	647 228	–	581 534	2 106 422	320 817	211 639	(267 845)	2 371 033
C Lynch										
• 2005	792 855	24 268	719 278	105 297	614 887	2 256 585	275 121	291 075	(115 137)	2 707 644
• 2004	716 480	27 272	613 680	–	535 871	1 893 303	248 619	234 895	(220 089)	2 156 728

The notes to this table appear in section 8.2 below.

5.3 Group Incentive Scheme

	Year ended 30 June 2005		Year commencing 1 July 2006
	Total remuneration *at risk* at the *target* level of performance	**Group measures (weighting of total performance measures)**	**Group measures (weighting of total performance measures)**
P Aiken	42%	25%	35%
J Fast	57%	45%	45%
R Kirkby	56%	30%	35%
M Kloppers	52%	45%	45%
C Lynch	56%	45%	42%

All Specified Executives exceeded their specified target bonus.

Details of the level of participation by the Specified Executives in the GIS in the 2005 financial year are set out on page 54.

5.4 Share and Option plans

All of the Shares under award form part of the executives' at risk remuneration. There are no Specified Executives with Options. The extent to which Shares under award (save for Deferred Shares under award) vest will be wholly dependent on the extent to which the Performance Hurdles are met.

Summary of the Specified Executives' interests in incentive plans including the number of Shares awarded in the financial year ended 30 June 2005 [1]

	At 1 July 2004	Granted	Exercised	Vested	Lapsed	At 30 June 2005
P Aiken [2]						
• Shares under award	507 008	283 553	–	196 074	13 186	581 301
J Fast [2]						
• Shares under award	368 733	228 908	–	96 384	10 709	490 548
R Kirkby [2]						
• Shares under award	331 380	282 450	–	74 097	8 233	531 500
• Partly Paid Shares	362 588	–	182 054	–	–	180 534
M Kloppers [3]						
• Shares under award	409 718	285 548	–	75 764	8 418	611 084
C Lynch [2]						
• Shares under award	410 980	280 908	–	160 887	10 956	520 045

Notes:
[1] Detailed information on the Specified Executives' interests in incentive plans is set out in note 42 to the BHP Billiton Limited Annual Report 2005 – Combined Financial Statements.
[2] BHP Billiton Limited Ordinary Shares under award.
[3] BHP Billiton Plc Ordinary Shares under award.

5.5 Retirement benefits

For service following 1 January 2003, retirement, death and disability benefits were aligned, where possible, for the Specified Executives as follows:

Retirement benefits: a defined contribution rate was calculated to target a pension accrual of 2.2 per cent of base salary for each year of service from 1 January 2003 to age 60. Allowance for a two-thirds spouse's pension in retirement plus inflation indexation in payment was also incorporated into the calculations. To deliver the retirement promise, the executive is given a choice of funding vehicles including the executive's current retirement arrangement, an unfunded Retirement Savings Plan, an International Retirement Plan or a cash gratuity in lieu. The aggregate cost to the Group of exercising these funding choices will not exceed the calculated contribution rate for each executive.

Death-in-service and ill-health benefits: a lump sum of four times base salary and a spouse's pension of two-thirds of 2.2 per cent of basic salary at death for each year of service from 1 January 2003 to age 60 will be payable. In addition, dependants benefits are payable. If the executive leaves due to incapacity, an ill-health pension of 2.2 per cent for each year of service from 1 January 2003 to age 60 will be payable for the duration of the executive's life. In both cases, periods of service where the executive elects a cash gratuity are excluded.

In the event of death during ill-health retirement, a spouse's pension of two-thirds of the ill-health pension will be payable for the duration of the spouse's lifetime. Additionally, a children's pension equal to 20 per cent of the ill-health pension will be payable for the first child or 33 per cent if there are two or more children, with the resultant pension amounts to be shared equally between the children, until the first child ceases being in full-time education or the age of 23, whichever occurs first.

Benefits accrued by the executive in retirement arrangements before 1 January 2003 will be payable in addition to those described above.

These arrangements apply to each of the Specified Executives except for Marius Kloppers who retained his previous pension promise of one-thirtieth of base salary for each year of service.

6. Non-executive Directors

6.1 Remuneration policy

The whole of the Board assumes responsibility for establishing the remuneration policy for non-executive Directors. The Remuneration Committee sets the remuneration for the Chairman. The shareholders fix the aggregate sum that can be applied to non-executive Director remuneration including the remuneration of the Chairman. The aggregate sum available to remunerate non-executive Directors is currently A$3 million.

The remuneration rates reflect the size and complexity of the Group, the multi-jurisdictional environment arising from the Dual Listed Companies structure, the multiple stock exchange listings, the extent of the geographic regions in which the Group operates and the enhanced responsibilities associated with membership of Board Committees. They also reflect the considerable travel burden imposed on members of the Board. The Board is conscious that just as the Group must set remuneration levels to attract and retain talented executives, so it must also ensure that remuneration rates for non-executive Directors are set at a level that will attract the calibre of Director necessary to effectively contribute to a high-performing Board. Fees are denominated in US dollars and are reviewed annually.

Non-executive Directors are not eligible to participate in any of the Group's incentive arrangements.

A standard letter of engagement has been developed for non-executive Directors and is available on the website at www.bhpbilliton.com/aboutus/governance. Dates of appointment appear on pages 31 to 33 of this Annual Report.

Each non-executive Director is appointed subject to periodic re-election by the shareholders (see page 36 of this Annual Report for an explanation of the re-appointment process). There are no provisions in any of the non-executive Director's appointment arrangements for compensation payable on early termination of their directorship.

Remuneration for non-executive Directors is reviewed on an annual basis. Following the review of remuneration for 2005 the elements of remuneration, effective 1 September 2005, are as follows:

Non-executive Directors' remuneration

US dollars	At 1 September 2005	At 1 July 2004
Base fee	100 000	85 000
Plus additional fees for:		
Senior Independent Director of BHP Billiton Plc	20 000	20 000
Committee Chairmanship:		
· Audit	40 000	40 000
· Sustainability and Remuneration	25 000	25 000
· Nomination	No additional fees	No additional fees
Committee membership:		
· Audit	20 000	20 000
· Sustainability and Remuneration	15 000	15 000
· Nomination	No additional fees	No additional fees
Travel allowance:		
· Greater than three hours but less than 12	3 000	2 000
· Greater than 12 hours	7 500	5 000

Chairman's remuneration

US dollars	At 1 September 2005	At 1 July 2004
Fees	700 000	450 000

6.2 Remuneration paid
Remuneration for the year ended 30 June 2005

US dollars	Fees	Committee Chair fees	Committee membership fees	Travel allowances	Other benefits	Subtotal UK GAAP 2005	Subtotal UK GAAP 2004	Retirement benefits [3]	Total Australian GAAP 2005	Total Australian GAAP 2004
Don Argus	450 000	–	–	15 000	1 847	466 847	244 500	23 388	490 235	257 160
David Brink	85 000	25 000	20 000	29 000	3 924	162 924	100 119	–	162 924	100 119
John Buchanan	105 000	25 000	–	22 000	4 547	156 547	108 500	–	156 547	108 500
Michael Chaney [1]	85 000	–	–	18 000	87	103 087	80 826	4 421	107 508	83 991
Carlos Cordeiro [2]	14 369	–	–	7 000	–	21 369	–	–	21 369	–
David Crawford	85 000	40 000	–	15 000	3 769	143 769	101 000	6 497	150 266	104 561
David Jenkins	85 000	–	35 000	22 000	–	142 000	110 000	–	142 000	110 000
Lord Renwick	85 000	–	15 000	7 000	–	107 000	73 000	–	107 000	73 000
John Schubert	85 000	–	15 000	15 000	1 651	116 651	80 500	5 199	121 850	83 665

Notes:
[1] Fees payable to Michael Chaney were paid to his employer Wesfarmers Limited until 12 July 2005, when he retired from that company.
[2] Appointed 3 February 2005. Mr Cordeiro vacated his office on 3 April and was re-appointed by the Board on 26 August. This unusual situation arose because Mr Cordeiro was not able to satisfy the minimum shareholding requirement of Directors as provided for in the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited because, like all other Directors and senior executives, he was in possession of unpublished, price sensitive information relating to the acquisition by BHP Billiton of WMC Resources Ltd for the whole of the period that was available to him to comply. During the period for which Mr Cordeiro did not hold office as a Director he attended meetings by invitation. In addition to the fees disclosed in the table, Mr Cordeiro was paid US$27 542 during the period in which he was not a member of the Board.
[3] BHP Billiton Limited contributions of 9 per cent of fees paid in accordance with Australian superannuation legislation.

6.3 Retirement benefits

The following table sets out the accrued retirement benefits under the now closed Retirement Plan of BHP Billiton Limited, together with any entitlements obtained by the compulsory Group contributions to the BHP Billiton Superannuation Fund. The Retirement Plan was closed on 24 October 2003 and entitlements that had accumulated in respect of each of the participants were frozen. These will be paid on retirement. An earnings rate equal to the five-year Australian Government Bond Rate is being applied to the frozen entitlements from that date.

US dollars

Name	Completed years of service at 30 June 2005	Increase in lump sum entitlement during the year [1]	Lump sum entitlement at 30 June 2005	Lump sum entitlement at 30 June 2004
Don Argus	8	206 991	1 286 761	1 079 770
Michael Chaney	10	54 606	339 742	285 135
David Crawford	11	59 453	361 232	301 779
David Jenkins	5	31 080	219 675	188 595
John Schubert	5	29 685	173 426	143 741

[1] On closure of the Retirement Plan, no further entitlements have accrued. The increase reflects the accrual to the date of closure, together with application of the earnings rate and foreign exchange impact.

7. Aggregate Directors' Remuneration

Aggregate remuneration of executive and non-executive Directors of BHP Billiton in accordance with UK Generally Accepted Accounting Principles

US dollars (million)	2005	2004
Emoluments	10	8
Termination payments	0	0
Awards vesting under long-term incentive plans	4	1
Gains on exercise of options	0	1
Total	**14**	**10**

This Report was approved by the Board on 8 September 2005 and signed on its behalf by:



John Buchanan
Chairman, Remuneration Committee

8 September 2005

8. Appendices

8.1 Summary of long-term incentive plans

The long-term incentive plans in which the executive Directors have unvested or unexercised awards at the date of this Report are summarised in the table below.

	Employee Share Plan 2000 (ESP 2000) [1]	Performance Share Plan 2001 (PSP 2001) & Restricted Share Scheme 2001 (RSS 2001) [1]	Medium Term Incentive Plan 2001 (MTI 2001) & Co-Investment Plan 2001 (CIP 2001)	Group Incentive Scheme (GIS) 2002 Performance Shares (Transition Year)	Group Incentive Scheme (GIS) 2003 Performance Shares	Long Term Incentive Plan (LTIP) 2004 Performance Shares
Performance measurement From To	3 April 2000 2 April 2003	1 October 2001 30 September 2004	1 October 2001 30 September 2005 [2]	1 July 2002 30 June 2005	1 July 2003 30 June 2006	1 July 2004 30 June 2009
Retesting available (i.e. a further opportunity to test performance after the first performance period has ended)	Yes, monthly until 2 April 2010	No	No	No	No	No
TSR performance condition	BHP Billiton Limited TSR compared to ASX 100 and global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group	BHP Billiton TSR compared to global comparator group
Inflationary performance condition	No	Yes [3]	Yes [3]	Yes [4]	Yes [4]	No
Vesting schedule (upper and lower range)	< 41st percentile – 0% > 60th percentile – 100%	< 10th position – 0% > 4th position – 100% [5]	< 10th position – 0% > 4th position – 125% [6]	< 50th percentile – 0% 85th–100th percentile – 100%	< 50th percentile – 0% 85th–100th percentile – 100%	< = median TSR – 0% Exceeds median TSR (outperformance) – 100% Between median and outperformance – pro-rated between 0% and 100%

8.1 Summary of long-term incentive plans continued

	Employee Share Plan 2000 (ESP 2000) [1]	Performance Share Plan 2001 (PSP 2001) & Restricted Share Scheme 2001 (RSS 2001) [1]	Medium Term Incentive Plan 2001 (MTI 2001) & Co-Investment Plan 2001 (CIP 2001)	Group Incentive Scheme (GIS) 2002 Performance Shares (Transition Year)	Group Incentive Scheme (GIS) 2003 Performance Shares	Long Term Incentive Plan (LTIP) 2004 Performance Shares
Plan status	Legacy plan. Awards have met Performance Hurdles and are capable of being exercised	Legacy plan. Awards have met Performance Hurdles and are capable of being exercised	Legacy plan. Performance period not yet concluded	Performance period concluded on 30 June 2005 and will vest in August 2005	Performance period not yet concluded	Performance period not yet concluded
Expiry date if exercisable	April 2010 [7]	September 2011 [7]	April 2006 [7]	August 2008	August 2009	August 2014
Comparator Group: [8]						
ASX 100	X					
Alcan		X	X	X	X	X
Alcoa		X	X	X	X	X
Alumina		X	X	X	X	X
Anglo American		X	X	X	X	X
Arcelor	X					
Barrick Gold		X	X	X	X	
BG Group						X
BP						X
Compania Vale do Rio Doce		X	X	X	X	X
Conoco Phillips	X	X	X	X	X	X
Corus Group	X					
Exxon Mobil						X
Freeport-McMoRan	X	X	X	X	X	X
Impala						X
Inco		X	X	X	X	X
LTV	X					
Marathon Oil	X	X	X	X	X	X
Newmont Mining		X	X	X	X	X
Noranda	X	X	X	X	X	X
Norilsk						X
Nucor	X					
Phelps Dodge	X	X	X	X	X	X
Placer Dome		X	X	X	X	
Rio Tinto	X	X	X	X	X	X
Shell						X
Total Fina Elf	X					X
Unocal	X	X	X	X	X	X
US Steel	X					
Woodside Petroleum	X	X	X	X	X	X
Xstrata				X	X	X

Further details of all incentive plans, including the number of participants in those plans, are contained in note 31 to the BHP Billiton Limited Annual Report 2005 – Combined Financial Statements.

Notes:
[1] Although the awards under this plan have vested, the executive Directors have not yet exercised their awards and still retain an interest in the plan.
[2] The first performance period ended 30 September 2003. At that time, participants had the option to remain with the plan and enter a second performance period or leave the plan. The second performance period is a further two years ending on 30 September 2005.
[3] The TSR growth targets will be satisfied if the compound TSR growth for the Group during the performance period is at least equal to the greater of the increase in the Australian Consumer Price Index or the increase in the UK Retail Price Index, plus 2 per cent per annum, over the performance period.
[4] The EPS growth targets will be satisfied if the compound EPS growth for the Group during the performance period is at least equal to the greater of the increase in the Australian Consumer Price Index and the increase in the UK Retail Price Index, plus 2 per cent per annum, over the performance period.
[5] The percentage of performance rights that vest under the PSP 2001 will not be greater than the percentage of the Share award that vests under the RSS 2001 and vice versa.
[6] The first performance period ended on 30 September 2003 when 60 per cent (out of a maximum of 80 per cent) Shares vested. At that time, participants had the option to remain with the plan and enter a second performance period or leave the plan. In respect of the second performance period >4th position will mean 125 per cent of those Shares vest. The percentage of performance rights that vest under the MTI 2001 will not be greater than the percentage of the Share award that vests under the CIP 2001 and vice versa.
[7] Expiry date will be earlier if employment ceases.
[8] From publicly available data.

Remuneration Report continued

8.2 Notes to the remuneration tables for the executive Directors and Specified Executives (Sections 4.1.3, 4.2.3 and 5.2 above)

Dividend Equivalent Payment

Awards of 2004 GIS Deferred Shares and Options (under the amended scheme), 2005 GIS Deferred Shares, Options and 2004 LTIP Performance Shares are entitled to a payment in lieu of dividends. This Dividend Equivalent Payment is equal to the amount that would have been earned over the performance or retention period and will be made on transfer of shares to the participant.

Other benefits

Includes medical insurance, professional fees, payout of unused leave entitlements, life assurance-related benefits, car allowance and relocation allowance and expenses where applicable.

Retirement benefits

Mr Goodyear is entitled to receive 48 per cent of his salary in the form of retirement benefits. He has elected to defer receipt and participate in the Group's Retirement Savings Plan.

The estimated benefit in respect of pensions includes contributions payable in respect of defined benefit and defined contribution arrangements and actual/notional contributions (for Mr Salamon and the Specified Executives) that would have been required to secure the defined benefit promises earned in the year. Details of the defined benefit pension entitlements earned by Mr Salamon are set out on page 52. Mr Salamon's benefits are fully accrued by 1 April 2005 and therefore the 2005 cost reflects only nine months' accrual. A new funding valuation has been carried out since the last Report and the 2005 monthly cost of accrual reflects the increased contribution rate based on the revised assumptions adopted.

Deferred Shares

This represents the estimated fair value of Deferred Shares earned in the year. The fair value of Deferred Shares is estimated at grant date by discounting the total value of the Shares that will be issued in the future using the risk-free interest rate for the term of the vesting period. The actual Deferred Shares will be awarded to Messrs Goodyear and Salamon subject to approval by shareholders at the annual general meetings in 2005. Participants can elect to receive Options instead of Deferred Shares or a combination of both. In the case of Deferred Shares, the only vesting condition is for participants to remain in the employment of the Group for two further years. Accordingly, the number of Shares (if any) that will ultimately vest cannot be determined until the service period has been completed. The value of the Shares forms part of the *at risk* remuneration appearing throughout the Report, which are therefore estimates.

Share-based compensation long term

The amount in respect of long-term Share-based compensation represents the estimated value of awards granted under the GIS and LTIP. The estimated value has been calculated using a Monte Carlo simulation methodology taking account of Performance Hurdles. Details of the outstanding awards and awards vesting in the year are set out in the tables on pages 49, 50, 51 and 54. The estimated value of the award made in any year is allocated in equal amounts to each of the years during the performance period.

Adjustment for Australian GAAP

In accordance with UK GAAP, 100 per cent of the estimated Dividend Equivalent Payments receivable over the vesting period related to the 2004 and 2005 GIS Deferred Shares are included in the remuneration in the column headed 'Dividend equivalent payment value'. Dividend Equivalent Payments related to the 2004 LTIP performance shares will be recognised in remuneration when the cash payment is received. Under Australian GAAP, total estimated Dividend Equivalent Payments receivable are included over the vesting period.

The column headed 'Adjustment for Australian GAAP' represents the difference between the measurement methods. Hence the addition of the columns headed 'Value of Deferred Shares', 'Dividend equivalent payment value' and 'Adjustment for Australian GAAP' represents the remuneration associated with Deferred Shares and Dividend Equivalent payments under Australian GAAP.

2004 equity compensation

Amounts in respect of the estimated value of 2004 equity compensation have been restated and have been calculated on a comparable basis to the valuations performed at 30 June 2005. This restatement is largely due to the application of AASB 1046A which has resulted in the estimated value of awards granted under long-term incentive schemes now being calculated using a Monte Carlo simulation methodology which takes account of Performance Hurdles.

BHP BILLITON CHARTER

WE ARE BHP BILLITON, A LEADING GLOBAL RESOURCES COMPANY.

Our purpose is to create long-term value through the discovery, development and conversion of natural resources, and the provision of innovative customer and market-focused solutions.

To prosper and achieve real growth, we must:

· actively manage and build our portfolio of high-quality assets and services,

· continue the drive towards a high-performance organisation in which every individual accepts responsibility and is rewarded for results,

· earn the trust of employees, customers, suppliers, communities and shareholders by being forthright in our communications and consistently delivering on commitments.

We value:

· **Safety and the Environment** – An overriding commitment to health, safety, environmental responsibility and sustainable development.

· **Integrity** – Including doing what we say we will do.

· **High Performance** – The excitement and fulfilment of achieving superior business results and stretching our capabilities.

· **Win-Win Relationships** – Having relationships which focus on the creation of value for all parties.

· **The Courage to Lead Change** – Accepting the responsibility to inspire and deliver positive change in the face of adversity.

· **Respect for Each Other** – The embracing of diversity, enriched by openness, sharing, trust, teamwork and involvement.

We are successful in creating value when:

· our shareholders are realising a superior return on their investment

· our customers and suppliers are benefiting from our business relationships

· the communities in which we operate value our citizenship

· every employee starts each day with a sense of purpose and ends each day with a sense of accomplishment.



Chip Goodyear
Chief Executive Officer

October 2004



Directors' Report

The information presented by the Directors in this Report relates to BHP Billiton Limited and BHP Billiton Plc and their subsidiaries.

Principal activities, state of affairs and business review

A review of the operations of the Group during the financial year, and the expected results of those operations in future financial years, is set out in the Chairman's Review, Chief Executive Officer's Report, the Company Overview, the Review of Operations, the Customer Sector Group Highlights, Corporate Governance Statement and other material in this Annual Report. Information on the development of the Group and likely developments in future years also appears in those sections of this Report. The Directors believe that to include further information on those matters in this Annual Report would be likely to result in unreasonable prejudice to the Group.

The principal activities of the Group during the 2005 financial year were minerals exploration, development, production and processing (in particular, alumina, aluminium, copper, iron ore, metallurgical coal, energy coal, nickel, manganese ores and alloys, diamonds and titanium minerals), and oil and gas exploration, development and production.

In August 2005 BHP Billiton Limited acquired control of 100 per cent of the issued shares of WMC Resources Ltd. As a result of this acquisition, the principal activities of the Group now also include development, production and processing of uranium and production of fertiliser.

Significant changes in the state of affairs of the Group which occurred during the 2005 financial year and significant post balance date events were:

- On 3 June, BHP Billiton Limited obtained control of WMC Resources Ltd and on 17 June after acquiring over 90 per cent of the issued shares commenced action to compulsorily acquire the remaining shares. On 2 August 2005 BHP Billiton acquired 100 per cent of the issued shares in WMC Resources Ltd at a total cost of US$7.2 billion. The acquisition is regarded by BHP Billiton as a further step in its strategy of developing, operating and maximising the performance of large, long-life, low-cost assets. It builds on the existing nickel and copper businesses of BHP Billiton, as well as introducing uranium into the suite of energy products. The combined business has operations, products and technologies which provide a range of options for further growth.

- BHP Billiton completed a US$2 billion capital management programme during financial year 2005. As detailed below, US$1.78 billion was returned to shareholders via an off-market buy-back of BHP Billiton Limited shares at a discount to the market rate. The remaining US$220 million (3.6 US cents per share) was used to rebase the interim dividend declared in February 2005, increasing that dividend to 13.5 US cents per share.

- In June 2005, BHP Billiton disposed of its economic interests in the majority of its South African chrome business to the Kermas Group. Total proceeds of the sale were US$421 million (100 per cent). BHP Billiton owned a 60 per cent share in the chrome business with the balance held by Anglo American Plc.

- On 24 August 2005, BHP Billiton permanently closed the hot briquetted iron facilities at the Boodarie Iron plant in Western Australia at a charge of US$266 million, primarily relating to settlement of existing contractual arrangements, plant decommissioning, redundancy and other associated costs. The Boodarie Iron plant had been placed on care and maintenance in November 2004.

- In July 2005, BHP Billiton approved the development of the Neptune oil and gas field in the Gulf of Mexico, in which it has a 35 per cent interest. BHP Billiton's share of the gross cost of the development is estimated at approximately US$300 million. Neptune will be BHP Billiton's first operated, deepwater standalone facility in the Gulf of Mexico. The Neptune facility will have a design capacity to produce up to 50 000 barrels of oil and 50 million cubic feet of gas per day (100 per cent terms) and is expected to commence production by the end of financial year 2007.

- In June 2005, BHP Billiton approved a fifth train expansion of the liquefied natural gas (LNG) processing facilities at the North West Shelf Project in Western Australia. The expansion will provide an additional 4.2 million tonnes per annum ('mtpa') (100 per cent terms) of processing capacity. BHP Billiton has a 16.7 per cent share in the North West Shelf Project and its share of the costs of the expansion is estimated at US$250 million. Construction on the fifth train will commence later this year and first production is expected in late 2008.

- In October 2004, BHP Billiton approved the Rapid Growth Project 2, which will expand the capacity at BHP Billiton's Western Australian iron ore operations from 110 mtpa to 118 mtpa (100 per cent terms). BHP Billiton's 85 per cent share of the capital expenditure is US$489 million and increased production is expected in the second half of calendar year 2006.

- BHP Billiton reached agreement with four Chinese steel mills to enter into a joint venture and sales contract for the supply of approximately 12 mtpa of iron ore over 25 years. The formal Wheelara Joint Venture agreement was signed in September 2004. At this time, BHP Billiton also secured further long-term sales commitments for its iron ore products with the Chinese steel mills for a further 12 mtpa over the next ten years.

- In August 2005, BHP Billiton entered into the JFE Western 4 Joint Venture with JFE Steel and BHP Billiton's existing Yandi joint venture partners, ITOCHU Minerals & Energy of Australia and Mitsui Iron Ore Corporation. The JFE Western 4 Joint Venture involves a sub-lease over the Western 4 deposit within BHP Billiton's Yandi mine in Western Australia, and secures long-term sales contracts of approximately 16 mtpa of iron ore over 11 years.

- In October 2004, BHP Billiton approved the development of a 100 per cent owned greenfield Spence copper project in Chile. Spence is expected to produce 200 000 tonnes of copper cathode per annum, with first production scheduled for late 2006. The estimated cost of the development is US$990 million.

- Eight major growth projects were commissioned across the Group during the 2005 financial year. Total capital expenditure throughout the development phase of these projects was approximately US$1786 million.

No other matter or circumstance has arisen since the end of the 2005 financial year which has significantly affected or may significantly affect the operations, the results of operations or state of affairs of the Group in future years.

Share capital and buy-back programmes

As part of its capital management programme, BHP Billiton completed an off-market buy-back of US$1.78 billion of BHP Billiton Limited shares during the 2005 financial year. BHP Billiton Limited repurchased 180.72 million shares, representing 2.9 per cent of the issued share capital of the BHP Billiton Group. These shares were acquired at a price of A$12.57 per share, which represented a discount of 12 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back (being 19 November 2004). The shares purchased were cancelled.

In addition, BHP Billiton Limited has in place an on-market share buy-back programme, under which up to 358 million shares of BHP Billiton Limited can be purchased on-market and cancelled, which represents less than 10 per cent of BHP Billiton Limited's issued share capital.

At the annual general meetings held during 2004, shareholders authorised BHP Billiton Plc to make on-market purchases of up to 246 814 700 of its ordinary shares, representing approximately 10 per cent of BHP Billiton Plc's issued share capital at that time. Shareholders will be asked at the 2005 annual general meetings to renew this authority.

During the 2005 financial year, no shares were purchased by BHP Billiton Plc, and BHP Billiton Limited did not make any on-market share purchases.

The number of shares purchased under both programmes will remain subject to prevailing market conditions and alternative capital investment opportunities available to the Group.

Some executives of BHP Billiton are entitled to options as part of their remuneration arrangements which can be satisfied either by the acquisition of shares on-market or by the issue of new shares that have been granted during, or since the end of, the financial year. The tables on pages 49 to 54 of this Annual Report list those entitlements.

Results and financial information

Information about the financial position of the Group is included in the Concise Financial Report of this Annual Report. The statement of financial performance set out on page 70 shows an attributable profit of US$6009 million compared to US$3403 million in 2004.

Disclosure in relation to financial instruments is set out in note 38 to the BHP Billiton Limited Annual Report 2005 – Combined Financial Statements.

Directors

Details of the Directors of BHP Billiton Limited and BHP Billiton Plc are set out on pages 31 to 33. These details include the period for which each Director held office up to the date of this Report, their qualifications, experience and particular responsibilities, the directorships held in other listed companies since 1 July 2002, and the period for which each directorship has been held.

Mr Carlos Cordeiro was appointed as a non-executive Director of BHP Billiton Limited and BHP Billiton Plc in February 2005. Mr Cordeiro vacated his office in April 2005 and was reappointed a non-executive Director of BHP Billiton Limited and BHP Billiton Plc on 26 August 2005. This situation arose because Mr Cordeiro did not meet, within the two month time period required, the minimum shareholding requirements for Directors under the Articles of Association and Constitution of BHP Billiton.

Mr Cordeiro, like all other Directors, possessed unpublished price sensitive information in relation to the proposed acquisition of WMC Resources Ltd for the whole period that was available to him to comply with the minimum shareholding qualification. Therefore, Mr Cordeiro did not purchase any shares in BHP Billiton and he did not meet the minimum shareholding qualification.

Prior to the release of BHP Billiton's results for financial year 2005, Mr Cordeiro was unable to purchase shares. Mr Cordeiro purchased the required number of shares immediately after the release of BHP Billiton's results for financial year 2005.

Lord Renwick and Mr Michael Chaney both retire by rotation and have indicated their intention not to seek re-election this year. On 8 September 2005 the Directors agreed to appoint the Hon. Gail de Planque a Director of BHP Billiton Limited and BHP Billiton Plc with such appointment to become effective on 19 October 2005.

The number of meetings of the Board and its Committees held during the year and each Director's attendance at those meetings is set out on page 36 of this Annual Report.

Remuneration and share interests

Remuneration

The policy for determining the nature and amount of emoluments of Directors and senior executives of the Group, and the relationship between that policy and the Group's performance, appears in the Remuneration Report on pages 45 to 48 and 55.

The tables on pages 49, 51, 53 and 55 set out the emoluments of each Director of BHP Billiton Limited and BHP Billiton Plc, and each of the five specified executives having the greatest authority for managing the BHP Billiton Group (who are also the five officers of the Group receiving the highest emoluments) ('Specified Executives').

Directors

The table on page 65 sets out the relevant interests in shares in BHP Billiton Plc and BHP Billiton Limited of the Directors who held office at 30 June 2005, at the beginning and end of the financial year, and at the date of this Report. No rights or options over shares in BHP Billiton Limited and BHP Billiton Plc are held by any of the non-executive Directors. The rights or options held by executive Directors over shares in BHP Billiton Limited and BHP Billiton Plc are set out in the tables on pages 49 to 51 and page 65 of this Annual Report.

The Group has not made available to any Director any interest in a registered scheme.

The former Directors of BHP Limited participated in a retirement plan under which they were entitled to receive a payment on retirement calculated by reference to years of service. This plan was closed on 24 October 2003 and benefits accrued to that date are held by BHP Billiton Limited and will be paid on retirement. Further information about this plan and its closure are set out on page 56 of this Report.

Specified Executives

The table on page 65 sets out the relevant interests held by the Specified Executives in shares of BHP Billiton Limited and BHP Billiton Plc at the beginning and end of the financial year, and at the date of this Report. Interests held by the Specified Executives under share and option plans are set out in note 42 to the BHP Billiton Limited Annual Report 2005 – Combined Financial Statements.

Secretaries

Details of the qualifications and experience of Karen Wood, the Company Secretary, are set out on page 33. The following people also act as the company secretaries of either BHP Billiton Limited or BHP Billiton Plc, and report to Karen Wood in this capacity: Sam Butcher, BEc LLB (Hons) FCIS and Ross Mallett JD BBus FCIS FCPA, Joint Deputy Company Secretaries BHP Billiton Limited; Elizabeth Hobley, BA (Hons) ACIS, Deputy Company Secretary BHP Billiton Plc; Ines Watson, ACIS, Assistant Company Secretary BHP Billiton Plc; and Bill Smith, BComm LLB (Hons), Assistant Company Secretary BHP Billiton Plc. Each such individual has experience in a company secretariat role or as a legal advisor to the Group arising from time spent in such roles within BHP Billiton or other large listed companies.

Indemnities and insurance

Rule 146 of the BHP Billiton Limited Constitution and Article 146 of the BHP Billiton Plc Articles of Association require each Company to indemnify to the extent permitted by law, each Director, secretary or executive officer of BHP Billiton Limited and BHP Billiton Plc respectively against liability incurred in, or arising out of, the conduct of the business of the Company or the discharge of the duties of the Director, secretary or executive officer. The Directors named on pages 31 to 33, executive officers and the company secretaries of BHP Billiton Limited and BHP Billiton Plc have the benefit of this requirement, as do individuals who formerly held one of those positions.

To meet this requirement, BHP Billiton Limited and BHP Billiton Plc have entered into Deeds of Indemnity, Access and Insurance ('Deeds of Indemnity') with each of their respective Directors. Following changes to the law in the United Kingdom during the 2005 financial year in respect of directors' indemnities, BHP Billiton Limited and BHP Billiton Plc have reviewed and amended the terms of the Deeds of Indemnity with their Directors.

The terms of the BHP Billiton Plc Deeds of Indemnity have been broadened to reflect the changes in the law in the United Kingdom. As a result of these amendments, the terms of the BHP Billiton Limited and BHP Billiton Plc Deeds of Indemnity are now substantially the same as each other.

At the 2005 annual general meetings, shareholders will be asked to consider and approve proposed amendments to the BHP Billiton Limited Constitution and the BHP Billiton Plc Articles of Association. These include proposed amendments to the indemnity provisions contained in Article 146 of the BHP Billiton Plc Articles of Association, which reflect the changes in the law in the United Kingdom and the new Deeds of Indemnity.

The Group has a policy that it will, as a general rule, support and hold harmless an employee who, while acting in good faith, incurs personal liability to others as a result of working for the Group. In addition, the Group has in place the following policies that have been approved by the Board:

- where a person chairs a Customer Sector Group Risk and Audit Committee and that person is not already indemnified as an employee or a Director of BHP Billiton, a policy to indemnify that Chairperson in the same manner as employees of BHP Billiton are indemnified, and
- a policy to indemnify employees who work in certain high-risk countries against the risk that their life insurance may be invalid or the terms of cover varied, due to the high-risk nature of the location in which they work. This policy is being phased out on a case-by-case basis in favour of a policy that does not involve employee indemnification.

From time to time the Group engages its External Auditor, KPMG, to conduct non-statutory audit work and provide other services in accordance with the Group's policy on the Provision of Other Services by the External Auditor. The terms of engagement include an indemnity in favour of KPMG:

- against all losses, claims, costs, demands, actions, damages, liabilities or any proceedings ('liabilities') incurred by KPMG in respect of third party claims arising from a breach by the Group under the engagement terms, and
- for all liabilities KPMG has to the Group or any third party as a result of reliance on information provided by the Group which is false, misleading or incomplete.

The Group has insured against amounts that it may be liable to pay to Directors, company secretaries or certain employees pursuant to Rule 146 of the Constitution of BHP Billiton Limited and Article 146 of the Articles of Association of BHP Billiton Plc, or that it otherwise agrees to pay by way of indemnity. The insurance policy also insures Directors, company secretaries and some Group employees against certain liabilities (including legal costs) they may incur in carrying out their duties for the Group.

The Group has paid premiums for this 'Directors and Officers' insurance of approximately US$2.9 million during the year ended 30 June 2005. Some Directors, secretaries and employees contribute to the premium for this insurance.

Employee policies and involvement

The Group's policy is to encourage and maintain effective communication and consultation between employees and management. To facilitate the Group's global communications policy, BHP Billiton has a dedicated internal communications division, which manages the release of information to employees across the world. In addition to the regular production and communication of operational and global newsletters, bulletins and staff news releases employees are also regularly invited to briefings by senior management on important issues such as the Group's strategy and results and health, safety and environmental matters.

BHP Billiton also provides information about issues of importance to employees via its intranet and email facilities. These are important tools for inviting employee feedback and increasing awareness of corporate and financial performance.

In addition, all BHP Billiton employees can access the Group's Annual Reports and other key publications via the intranet.

All businesses have in place a range of newsletters and other communications activities to ensure that information is shared with employees and feedback is obtained. In addition, some businesses have dedicated intranet sites accessible by the employees working at that business. These intranet sites contain information specific to the business. Staff briefings are conducted regularly. Other consultative mechanisms are also in place to address issues impacting employees, and in addition grievance or disputes procedures apply in all businesses.

BHP Billiton aims to align the interests of employees with those of shareholders. To achieve this alignment nominated employees are invited to participate in employee share schemes. In addition, incentive and bonus schemes operate throughout the Group. Employee share schemes are described in the Remuneration Report on pages 46 to 48 and 56 to 57.

The means by which the Group communicates with shareholders is described in the Corporate Governance Statement on page 29 of this Annual Report.

BHP Billiton has published its commitment to equality in employment in the Equality in Employment Policy and the Guide to Business Conduct. The Group gives full and fair consideration to applications for employment made by all people. Decisions are based on aptitudes and abilities and not on attributes unrelated to job performance (including disability). Should employees become disabled during employment, they will be considered for available work within their capabilities and, where necessary, retraining. For the purpose of training, career development and promotion, disabled employees are treated in the same way as other employees although reasonable modifications will be made to the physical work environment and other arrangements made as appropriate to meet particular needs arising from a disability.

Environmental performance

Particulars in relation to environmental performance are referred to on page 65 and in the Sustainability Report available at *http://sustainability.bhpbilliton.com/2005/report/*.

Dividends

Final dividends of 14.5 US cents per share will be paid on 28 September 2005. Details of the dividends paid and the dividend policy are set out on page 71 of this Annual Report.

No dividends or distributions were recommended or declared for payment to shareholders but not paid during financial year 2005.

As a result of a technical issue that arose in respect of the payment of its final dividend for the 2004 financial year, BHP Billiton Plc convened an Extraordinary General Meeting on 13 June 2005.

Under the United Kingdom Companies Act 1985, distributions made by a public company generally must not exceed the amount of the distributable profits that are reported in the last financial statements laid before the company in general meeting. A change in the timing of dividend payments during financial year 2004 resulted in the declaration in 2004 of three rather than two dividends (as had originally been envisaged). Consequently, the total amount of dividends declared during 2004 exceeded, by US$38 million, the distributable profits reported in the 2003 financial statements (the most recent financial statements laid before the Company at a general meeting).

The audited financial statements for the year ended 30 June 2004 indicated that the Company earned sufficient distributable profits to cover all dividends during 2004. However, by exceeding the distributable profits in the 2003 accounts the September 2004 dividend exceeded the amount which BHP Billiton Plc could technically pay and therefore the payment by BHP Billiton Plc of the September 2004 dividend, prior to the annual general meeting in November 2004, was a technical infringement of the Act, despite there being sufficient profit at the time shown by the latest available information.

As a result of the technical infringement of the Act, BHP Billiton Plc may have had claims against present and past shareholders who received the dividends and also against the Directors who approved the payment of the September 2004 dividend. It was not the intention of BHP Billiton Plc to make such claims and consequently the Extraordinary General Meeting was convened to:

· sanction the appropriation of profits to the final dividend payment in 2004

· waive any rights which BHP Billiton Plc may have had against shareholders and Directors

· approve BHP Billiton Plc entering into deeds of release in favour of such shareholders and Directors, and

· cancel the amount standing to the credit of BHP Billiton Plc's share premium account and credit the reserve created to the distributable profit account. This would provide 'headroom' for BHP Billiton Plc to pay future dividends to shareholders. As at the date of this Report the share premium account had not been cancelled.

Directors' Report continued

Auditors

A resolution to re-appoint KPMG Audit Plc as the auditor of BHP Billiton Plc will be proposed at the 2005 annual general meetings in accordance with section 385 of the United Kingdom Companies Act 1985.

A copy of the declaration given by the Group's External Auditors to the Directors in relation to the auditors' compliance with the independence requirements of the Australian Corporations Act 2001 and the professional code of conduct for external auditors is set out on page 82 of this Annual Report.

No person who was an officer of BHP Billiton during the financial year was a director or partner of the Group's External Auditor at a time when the Group's External Auditors conducted an audit of the Group.

Each person who held the office of Director at the date the Board resolved to approve this Directors' Report makes the following statements:

- so far as the Director is aware, there is no relevant information of which the Group's External Auditor has not been made aware, and
- the Director has taken all steps necessary as a Director to make himself aware of any relevant audit information and to establish that the External Auditor has been made aware of that information.

Non-audit services

Details of the non-audit services undertaken by the Group's External Auditors, including the amounts paid for non-audit services, are set out in note 4 of the Concise Financial Report. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors, and that the immaterial nature of non-audit services means that auditor independence was not compromised. Further information about BHP Billiton's policy in relation to the provision of non-audit services by the auditor are set out in the Corporate Governance Statement on page 40 of this Annual Report.

Value of land

Much of the Group's interest in land consists of leases and other rights which permit the working of such land and the erection of buildings and equipment thereon for the purpose of extracting and treating minerals. Such land is mainly carried in the accounts at cost and it is not possible to estimate the market value as this depends on product prices over the long term, which will vary with market conditions.

Political and charitable donations

No political contributions or donations for political purposes were made during the 2005 financial year. The Group made charitable donations in the United Kingdom of US$1 050 280 (cash) (2004: US$555 242) and worldwide including in-kind support and administrative cost totalling US$57 383 466 (2004: US$46 517 924).

Of this worldwide amount, US$1 468 600 was committed to disaster relief following the tsunami in Asia in December 2004.

Exploration, research and development

Companies within the Group carry out exploration and research and development necessary to support their activities.

Creditor payment policy

When BHP Billiton enters into a contract with a supplier, payment terms will be agreed when the contract begins and the supplier will be made aware of these terms. BHP Billiton does not have a specific policy towards its suppliers and does not follow any code or standard practice. However, BHP Billiton settles terms of payment with suppliers when agreeing overall terms of business and seeks to abide by the terms of the contracts to which it is bound. As at 30 June 2005, BHP Billiton Plc (the unconsolidated parent entity) had no trade creditors outstanding and therefore had zero days purchases outstanding in respect of costs, based on the total invoiced to suppliers during the financial year.

Class Order

BHP Billiton Limited is a company of a kind referred to in Australian Securities and Investments Commission Class Order No 98/100, dated 10 July 1998. Amounts in this Directors' Report, except estimates of future expenditure or where otherwise indicated, have been rounded to the nearest million dollars in accordance with that Class Order.

Proceedings on behalf of BHP Billiton Limited

No proceedings have been brought on behalf of BHP Billiton Limited, nor any application made under section 237 of the Australian Corporations Act 2001.

Annual general meeting

The 2005 annual general meeting for BHP Billiton Plc will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London on Thursday, 20 October 2005 commencing at 10.30 am. The 2005 annual general meeting for BHP Billiton Limited will be held at the Convention Centre, Perth, Western Australia on Friday, 25 November 2005 commencing at 10.30 am. The notices convening the meetings have been sent to shareholders separately with this Annual Report, together with an explanation of the items of special business to be considered at the meetings.

The Directors' Report is made in accordance with a resolution of the Board.



D R Argus
Chairman



C W Goodyear
Chief Executive Officer

Dated: 8 September 2005

Directors' share holdings

Shares held by Directors in BHP Billiton Limited and BHP Billiton Plc as at 30 June 2005 are set out in the table below:

BHP Billiton shares [1]	As at date of Report	As at 30 June 2005	As at 30 June 2004
Don Argus [2]	*223 495*	**203 495**	*203 495*
Charles Goodyear [2]	*954 254* 2 000	**746 007** **2 000**	*638 807* [3] 2 000 [4]
David Brink	39 377	**39 377**	39 377
John Buchanan	10 000	**4 000**	1 000
Michael Chaney [2]	*12 338*	***12 338***	*12 338*
Carlos Cordeiro [5]	*6 550*	–	–
David Crawford [2]	*29 127*	***29 127***	*29 127*
David Jenkins	*2 066* 10 000	***2 066*** **10 000**	*2 066* 10 000
Lord Renwick of Clifton	*2 066* 12 385	***2 066*** **12 385**	*2 066* 12 385
Miklos Salamon [2]	1 248 861	**1 082 324**	977 282
John Schubert	*23 675*	***23 675***	*23 675*

[1] Shares in BHP Billiton Limited shown in italics. All interests are beneficial.
[2] Includes shares held in the name of spouse and/or nominee.
[3] 82 604 are held in the form of 41 302 American Depositary Shares.
[4] Held in the form of 1000 American Depositary Shares.
[5] Held in the form of 3275 American Depositary Shares.

Specified Executives' share holdings

BHP Billiton shares [1]	As at date of Report	As at 30 June 2005	As at 30 June 2004
Philip Aiken [2]	*544 907*	*475 092*	*356 422*
John Fast [2][3]	*3 459*	*3 459*	*175 459*
Robert Kirkby [2]	*640 740*	*640 740*	*634 589*
Marius Kloppers	250 627	75 764	–
Chris Lynch [2]	*80 679*	*80 679*	*80 679*

[1] Shares in BHP Billiton Limited shown in italics. All interests are beneficial.
[2] Includes shares held in the name of spouse and/or nominee.
[3] Includes 929 shares held by nominee in the form of endowment warrants.

Directors and Specified Executives – vested Performance and Deferred Shares and Options

The table below shows GIS Performance Shares, Deferred Shares and Options held by Directors and Specified Executives that have vested since the end of the financial year but have not been exercised.

	Performance Shares	Deferred Shares	Options
Charles Goodyear	180 154	28 093	320 725
Philip Aiken	–	–	–
John Fast	115 921	54 782	–
Robert Kirkby	110 391	58 031	–
Marius Kloppers	–	–	–
Chris Lynch	117 117	61 010	–
Miklos Salamon	–	–	–

Performance in relation to environmental regulation

The Group's performance in relation to environmental regulation is measured by:

- the number of prosecutions against, and the quantum of fines incurred by, the Group's global operations during the financial year, and
- the number of environmentally significant incidents (including non-compliances) that occurred in the Group's global operations.

Environmentally significant incidents

An environmentally significant incident is one with a severity rating of 3 or above based on the Group's internal severity rating scale (tiered from 1 to 5 by increasing severity). The following three significant incidents occurred during the reporting period:

BHP Billiton business	Description of incident	Severity rating
Energy Coal – Middelburg Mine	In September 2004, excess poor quality water was decanted from the E6 decant control dam into the Spookspruit (river) on the north section of the mine.	3
Energy Coal – Optimum Mine	The Optimum Colliery Eikeboom Section released poor quality water into the Coetzerspruit (river) from a control dam after experiencing excessive rainfall.	3
Energy Coal – Optimum Mine	In June 2005 saline water was found to be decanting from the Coastal Coal underground section and the rehabilitated Zevenfontein section into the Zevenfonteinspuit (river).	3

Fines and prosecutions

The following fine was imposed during financial year 2005:

BHP Billiton business	Description of fine or prosecution
Carbon Steel Materials – Appin Colliery	In August 2004, the NSW (Australia) Environment Protection Authority issued a Penalty Infringement Notice in relation to dust that was emitted to atmosphere by a street sweeper while it was operating at the Appin Colliery. The amount of the fine was A$1500.

Further information about the Group's performance in relation to environmental regulation can be found in the Sustainability Report which can be viewed on the Group's website at *http://sustainability.bhpbilliton.com/2005/report/*.

Concise Financial Report

Contents

Discussion and Analysis

Basis of presentation of financial information

On 29 June 2001, BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, and BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, entered into a Dual Listed Companies (DLC) merger. This was effected by contractual arrangements between the Companies and amendments to their constitutional documents.

The effect of the DLC merger is that BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) and BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) operate together as a single economic entity (the BHP Billiton Group), with neither assuming a dominant role.

Results for the year ended 30 June 2005

Overview

The consistent execution of the BHP Billiton business strategy has positioned the Group to take advantage of the current strong market conditions and deliver another record result. The benefits of commodity diversification, focusing on large, low-cost, long-life assets, capturing and sharing efficiencies across our businesses globally and the identification of, and continued investment in, value-adding growth opportunities throughout the cycle, are not only reflected in the current result but enable us to capture our share of demand growth from the rapidly developing regions of the world.

Net profit attributable to members of the BHP Billiton Group of US$6.0 billion is an increase of 76.6 per cent from the previous year with net operating cash flows of US$8.9 billion up 72.5 per cent over last year.

In March 2005 the Group announced a cash offer for WMC Resources Ltd (WMC), an Australian-based resource company. As of 30 June 2005 BHP Billiton owned approximately 93 per cent of WMC, with 100 per cent ownership achieved on 2 August. BHP Billiton's results for the 2005 financial year include the contribution from WMC for the month of June 2005.

This transaction provides the ability to build on the Group's existing nickel and copper businesses, as well as introducing uranium to our suite of energy products. In addition to providing immediate production to service global customers, the acquisition provides significant growth opportunities. The transaction is fully aligned with our strategy of developing, operating and maximising the performance of large, long-life, low-cost assets and provided a unique opportunity to acquire operational tier 1 assets in a stable, developed economy well-positioned to service the growing demand for commodities in Asia.

Operating revenue

Operating revenue was US$29.6 billion, an increase of 29.5 per cent from US$22.9 billion in the corresponding period. The increase was primarily due to higher prices for all commodities with base metals, carbon steel materials, petroleum and energy coal prices contributing significantly. Increased volumes also benefited the Group result.

Profit before borrowing costs and tax

Profit before borrowing costs, tax, depreciation and amortisation increased by 65.0 per cent to US$11.0 billion from US$6.7 billion in the corresponding period. Profit before borrowing costs and tax was US$9.0 billion compared with US$4.9 billion for the corresponding period, an increase of 84.8 per cent. Excluding significant items (refer below), profit before borrowing costs and tax was US$9.1 billion, an increase of 71.1 per cent from US$5.3 billion in the corresponding period.

The following represent the major factors affecting profit before borrowing costs and tax (excluding significant items and outside equity interests) for the year ended 30 June 2005 compared with the corresponding year:

- Higher sales volumes (measured at last year's average margins) contributed to an increase in profit. Increased sales volumes of iron ore, copper, natural gas, aluminium, silver and lead, were partially offset by unfavourable impacts resulting from lower oil volumes, due to natural field decline and planned shutdowns for maintenance activities, and lower diamond sales.

- Stronger commodity prices across the suite of products increased profit significantly, with higher prices achieved for iron ore, copper, metallurgical coal, petroleum products, energy coal, aluminium, manganese alloy, nickel and diamonds being the predominant contributors.

- New operations increased profit, primarily due to first production from ROD (Algeria) which commenced commercial production in October 2004, the first full year of production from Ohanet (Algeria) which commenced commercial production in October 2003, and the start of oil production from Mad Dog (US) in January 2005. The acquisition of WMC resulted in an unfavourable impact on profit for the month of June.

- Relative to the prior year, exchange rate movements had an unfavourable impact on profit. The continued strength of the Australian dollar and rand against the US dollar had an overall unfavourable impact on operating costs and translation of net monetary liabilities. In addition, the prior period included US$39 million of gains on legacy Australian dollar to US dollar currency hedging which expired during that year.

- Higher price-linked costs decreased profit, primarily due to higher amounts of tax paid on petroleum products in Australia, higher royalties and increased LME-linked costs.

- Costs were higher primarily due to higher fuel, labour, raw material and other operating costs, an increase in stripping and maintenance related activities and development expenditure. The increase in costs was caused, in part, by the increased level of activity currently experienced in the resources industry. Although the impact is of varying degrees globally, these pressures are particularly acute in Australia. A portion of the increase in costs was deliberately incurred by the Group to maximise production to capture current prices. Increased costs were partially offset by continued operating cost savings from improvement initiatives and efficiency gains.

- Inflationary pressures, mainly in Australia and South Africa, had an unfavourable impact on profit.

- Ceased and sold operations had an unfavourable impact on profit mainly due to ceased production at Boodarie Iron in Western Australia after it was placed on care and maintenance during the year. The unfavourable impact also included the loss of earnings from the Laminaria and Corallina oil fields following their sale in January 2005.

- Exploration expense was US$20 million higher than the corresponding period.

- Other items that contributed to an increase in profit included the benefits of freight risk management activities and profit on the close out of cash settled derivative contracts for WMC shares.

Discussion and Analysis continued

Significant items

Significant items reduced net profit by US$30 million (after a tax benefit of US$104 million) and net profit attributable to BHP Billiton by US$80 million, and incorporated the items outlined below.

Net profit on disposal of various assets and interests before outside equity interests totalled US$316 million and included:

US$ Million	Proceeds	Profit before tax	Tax
Laminaria and Corallina	130	134	(10)
Chrome operations	433	142	(6)
Interest in North West Shelf	59	56	–
Total	622	332	(16)

- The Group disposed of its interest in the Laminaria and Corallina oil fields to Paladin Resources plc in January 2005;

- BHP Billiton disposed of its economic interest in the majority of its South African chrome operations to the Kermas Group in June 2005. In addition, the Group sold its interest in the Palmiet chrome business to Mogale Alloys in May 2005. After the outside equity interest in the share of net profit of US$50 million, the Group's share of net profit arising from the sale of the chrome businesses was US$86 million; and

- In December 2004 the sale of an equity participation in the North West Shelf (NWS) Project's gas reserves in Western Australia to China National Offshore Oil Corporation (CNOOC) was completed.

Following a decision to permanently close the Boodarie Iron (Australia) operations a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation has been recognised. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other costs associated with the closure.

As part of the Group's regular review of decommissioning and site restoration plans, the Group reassessed plans in respect of certain closed operations. A total charge of US$121 million (US$104 million after tax) was recorded and included:

- A charge of US$73 million (US$21 million tax benefit) in relation to revision of the Group's assessed rehabilitation obligation at closed mines at Ingwe (South Africa), predominantly resulting from revised water management plans; and

- A charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.

The Group is required to recognise provisions and record a charge of US$79 million (US$56 million after tax) against earnings in respect of restructuring certain operations. This included US$50 million (US$15 million tax benefit) in respect of restructuring associated with the acquisition of WMC in June 2005 primarily relating to redundancy and termination costs, office closures and termination of previous contractual arrangements, and US$29 million (US$8 million tax benefit) for other restructurings, primarily for redundancies at Ingwe (South Africa).

The corresponding period included significant items as follows:

- A charge of US$534 million (US$512 million after tax) in relation to certain closed operations;

- A gain of US$66 million (US$48 million after tax) in relation to a settlement with Dalmine SpA with respect to the failure of an underwater pipeline;

- A tax benefit of US$267 million resulting from the restatement of deferred tax balances following the election to consolidate Australian subsidiaries under the Australian tax consolidation regime; and

- A tax benefit of US$238 million arising from prior period taxation deductions and foreign tax credits available in the US and Canada.

Borrowing costs

Total borrowing costs including capitalised interest, excluding discounting on provisions and other liabilities and excluding exchange differences on Group borrowings, increased from US$367 million to US$385 million during the period. Despite lower average debt levels, this was principally driven by higher US dollar interest rates compared to the corresponding period. Exchange losses on Group borrowings were US$24 million compared with losses of US$109 million in the corresponding period.

Taxation

The tax charge on earnings was US$2 240 million, which included the tax benefits of significant items totalling US$104 million as noted above. Excluding the benefit of these significant items, the tax charge would be US$2 344 million, representing an effective tax rate of 27.2 per cent. The underlying effective tax rate was 28.6 per cent excluding the impacts of significant items, non tax-effected foreign currency adjustments, translation of tax balances and other functional currency translation adjustments.

Financial position and cash flows

Financial position

Net assets and equity for the BHP Billiton Group were US$18 364 million at 30 June 2005, an increase of US$2 939 million from the 30 June 2004 position. The large increase was attributable to retained profit for the financial year.

Net borrowings for the BHP Billiton Group increased by US$4 743 million or 95.5 per cent, to US$9 708 million at 30 June 2005. Consequently, the gearing ratio, which is the ratio of net borrowings to net borrowings plus net assets, was 34.6 per cent at 30 June 2005, compared with 24.4 per cent at 30 June 2004. The significant increase in net borrowings is due to debt financing for the acquisition of WMC.

Portfolio management

During the year, the ongoing review of the asset portfolio continued to ensure alignment with our strategy of owning and operating large, low-cost, long-life assets. As a result, the Group acquired WMC, disposed of its economic interests in the majority of its South African chrome business in June 2005 and sold our interests in the Laminaria and Corallina oil fields (located in the Timor Sea) in January 2005. Our equity interest in Integris Metals (US) was sold for proceeds of US$202 million in January 2005. We have also sold 50 per cent of our shareholding in Acerinox SA for proceeds of US$56 million, and a 5.8 per cent equity participation in the gas reserves associated with the North West Shelf Project to CNOOC. Since July 2001, total proceeds on the sale or divestment of assets totalled US$4.6 billion, including US$1.8 billion for the capital reduction and loan repayments resulting from the demerger of the BHP Steel business.

Capital management

In October 2004, Moody's Investors Service (Moody's) upgraded BHP Billiton's credit rating from A2 to A1, reflecting the Group's strengthened financial risk profile.

In March 2005, following the announcement of the takeover offer for WMC, Standard & Poor's (S&P) and Moody's reviewed the Group's rating, with S&P maintaining the Group's A+ stable rating and Moody's placing the outlook on developing. In June 2005 Moody's restored the Group's outlook to stable, stating that the rating affirmation was prompted by the successful acquisition of WMC at the price and on the terms anticipated.

During the year, the Group completed both stages of its US$2 billion capital management programme. Stage one was completed in November 2004 via a US$1.78 billion off-market share buy-back of 180.7 million BHP Billiton Limited shares or 2.9 per cent of the issued capital of the BHP Billiton Group. The shares were purchased at A$12.57 per share, representing a 12 per cent discount to the volume weighted average price of BHP Billiton shares over the five days up to and including the buy-back closing date. The residual US$220 million was used to rebase the interim dividend declared in February 2005.

Cash flows

Net operating cash flows increased by 72.5 per cent to US$8.9 billion. The key components of this increase were increased cash generated from operating activities (mainly due to higher profits), partly offset by increased taxation payments.

Spending on capital, exploration and investment expenditures totalled US$11.0 billion for the period (excluding cash acquired with WMC of US$396 million). Expenditure on growth projects and investments amounted to US$10 467 million, including US$6 594 million for the acquisition of WMC, US$845 million on petroleum projects and US$1 869 million on minerals projects. Sustaining and maintenance capital expenditure was US$1 159 million. Total expenditure on exploration was US$533 million, including US$380 million on petroleum activities and US$153 million on minerals activities.

In addition, the current period includes US$1.78 billion for the repurchase of shares as part of the US$2 billion capital management programme.

Currency

The Group has adopted the US dollar as its reporting currency and, subject to some specific exceptions, its functional currency. Currency fluctuations affect the Statement of Financial Performance in two principal ways.

Sales are predominantly based on US dollar pricing (the principal exceptions being Petroleum's gas sales to Australian and UK domestic customers and Energy Coal's sales to South African domestic customers). However, a proportion of operating costs (particularly labour) arises in local currency of the operations, most significantly the Australian dollar and South African rand, but also the Brazilian real, the Chilean peso and Colombian peso. Accordingly, changes in the exchange rates between these currencies and the US dollar can have a significant impact on the Group's reported results.

Several subsidiaries hold certain monetary assets and liabilities denominated in currencies other than their functional currency (US dollars), in particular non-US dollar denominated tax liabilities, provisions and, to a lesser extent, borrowings. Group borrowings are primarily in US dollars, with South African net rand borrowings now extinguished. Monetary assets and liabilities are converted into US dollars at the closing rate. The resultant differences are accounted for in the Statement of Financial Performance.

Dividends

A final dividend for the year ended 30 June 2005 of 14.5 US cents per share will be paid to shareholders on Wednesday, 28 September 2005. An interim dividend of 13.5 US cents per share was paid to shareholders on 23 March 2005. That dividend included US$220 million (3.6 US cents per share) to complete the US$2 billion capital management programme announced in August 2004. BHP Billiton intends to continue with its progressive dividend policy.

The dividend paid by BHP Billiton Limited will be fully franked for Australian taxation purposes. Dividends for the BHP Billiton Group are determined and declared in US dollars. However, BHP Billiton Limited dividends are mainly paid in Australian dollars, and BHP Billiton Plc dividends are mainly paid in pounds sterling to shareholders on the UK section of the register and rands to shareholders on the South African section of the register.

Combined financial statements and parent entity financial statements

The 'BHP Billiton Limited Annual Report 2005 – Combined Financial Statements' and the full single parent entity financial statements of BHP Billiton Limited will be available on the Company's website (*www.bhpbilliton.com*) and will be available to shareholders on request, free of charge.

Statement of Financial Performance for the year ended 30 June 2005

	Notes	2005 US$M(a)	2004 US$M(a)
Revenue from ordinary activities			
Operating revenue		**29 649**	22 887
Non-operating revenue		**1 458**	626
	5	**31 107**	23 513
deduct			
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs		**20 697**	17 084
		10 410	6 429
add			
Share of net profit of joint venture and associated entities accounted for using the equity method		**564**	223
		10 974	6 652
deduct			
Depreciation and amortisation		**1 994**	1 793
Borrowing costs		**499**	490
Profit from ordinary activities before income tax	5	**8 481**	4 369
deduct			
Income tax expense attributable to ordinary activities		**2 240**	870
Net profit		**6 241**	3 499
deduct			
Outside equity interests in net profit of controlled entities		**232**	96
Net profit attributable to members of the BHP Billiton Group		**6 009**	3 403
Net exchange fluctuations on translation of foreign currency net assets and foreign currency interest bearing liabilities net of tax		**7**	48
Total direct adjustments to equity attributable to members of the BHP Billiton Group		**7**	48
Total changes in equity other than those resulting from transactions with owners		**6 016**	3 451
Basic earnings per share (US cents)	7	**98.1**	54.7
Diluted earnings per share (US cents)	7	**97.6**	54.5

(a) Financial information for 2005 and 2004 represents the financial performance of the BHP Billiton Group (refer 'Dual Listed Companies Structure and Basis of Preparation of Financial Statements').

The accompanying notes form part of these financial statements.

Statement of Financial Position as at 30 June 2005

	Notes	2005 US$M[a]	2004 US$M[a]
Current assets			
Cash assets		**1 418**	1 818
Receivables		**3 490**	2 778
Other financial assets		**212**	167
Inventories		**2 542**	1 715
Other assets		**160**	176
Total current assets		**7 822**	6 654
Non-current assets			
Receivables		**619**	748
Investments accounted for using the equity method		**1 525**	1 369
Other financial assets		**97**	123
Inventories		**103**	45
Property, plant and equipment		**30 347**	20 945
Intangible assets		**513**	422
Deferred tax assets		**660**	502
Other assets		**424**	371
Total non-current assets		**34 288**	24 525
Total assets	5	**42 110**	31 179
Current liabilities			
Payables		**4 091**	2 590
Interest bearing liabilities		**1 500**	1 330
Tax liabilities		**842**	297
Other provisions and liabilities		**1 226**	810
Total current liabilities		**7 659**	5 027
Non-current liabilities			
Payables		**162**	177
Interest bearing liabilities		**9 626**	5 453
Deferred tax liabilities		**1 318**	1 053
Other provisions and liabilities		**4 981**	4 044
Total non-current liabilities		**16 087**	10 727
Total liabilities	5	**23 746**	15 754
Net assets		**18 364**	15 425
Equity			
Contributed equity – BHP Billiton Limited		**1 611**	1 851
Called up share capital – BHP Billiton Plc		**1 752**	1 752
Reserves		**638**	547
Retained profits		**14 022**	10 928
Total BHP Billiton interest		**18 023**	15 078
Outside equity interests		**341**	347
Total equity		**18 364**	15 425

[a] Financial information for 2005 and 2004 represents the financial position of the BHP Billiton Group (refer 'Dual Listed Companies Structure and Basis of Preparation of Financial Statements').

The accompanying notes form part of these financial statements.

Statement of Cash Flows for the year ended 30 June 2005

	2005 US$M(a)	2004 US$M(a)
Cash flows related to operating activities		
Receipts from customers	**30 711**	23 372
Payments in the course of operations	**(20 083)**	(16 806)
Dividends received	**292**	238
Interest received	**79**	78
Borrowing costs (includes capitalised interest)	**(378)**	(370)
Operating cash flows before income tax	**10 621**	6 512
Income taxes paid	**(1 695)**	(1 337)
Net operating cash flows	**8 926**	5 175
Cash flows related to investing activities		
Purchases of property, plant and equipment	**(3 831)**	(2 589)
Exploration expenditure (includes capitalised exploration)	**(533)**	(454)
Purchases of investments and funding of joint ventures	**(42)**	(35)
Purchases of, or increased investment in, controlled entities and joint venture interests, net of their cash	**(6 198)**	–
Investing cash outflows	**(10 604)**	(3 078)
Proceeds from sale of property, plant and equipment	**155**	157
Proceeds from sale or redemption of investments	**227**	89
Proceeds from demerger, sale or partial sale of controlled entities, operations, joint venture entities' interests net of their cash	**675**	179
Net investing cash flows	**(9 547)**	(2 653)
Cash flows related to financing activities		
Proceeds from ordinary share issues	**66**	76
Proceeds from interest bearing liabilities	**5 754**	510
Repayment of interest bearing liabilities	**(1 975)**	(1 336)
Purchase of shares by ESOP trusts	**(47)**	(25)
Share repurchase scheme – BHP Billiton Limited	**(1 792)**	–
Dividends paid	**(1 404)**	(1 501)
Dividends paid to outside equity interests	**(238)**	(75)
Repayment of finance leases	**(22)**	(9)
Net financing cash flows	**342**	(2 360)
Net increase in cash and cash equivalents	**(279)**	162
Cash and cash equivalents at beginning of period	**1 685**	1 531
Effect of foreign currency exchange rate changes on cash and cash equivalents	**(3)**	(8)
Cash and cash equivalents at end of period	**1 403**	1 685

(a) Financial information for 2005 and 2004 represents the financial performance of the BHP Billiton Group (refer 'Dual Listed Companies Structure and Basis of Preparation of Financial Statements').

The accompanying notes form part of these financial statements.

Dual Listed Companies Structure and Basis of Preparation of Financial Statements

Merger terms

On 29 June 2001, BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, and BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, entered into a Dual Listed Companies (DLC) merger. This was effected by contractual arrangements between the Companies and amendments to their constitutional documents.

The effect of the DLC merger is that BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) and BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) operate together as a single economic entity (the BHP Billiton Group), with neither assuming a dominant role. Under the arrangements:

- the shareholders of BHP Billiton Limited and BHP Billiton Plc have a common economic interest in both Groups;

- the shareholders of BHP Billiton Limited and BHP Billiton Plc take key decisions, including the election of Directors, through a joint electoral procedure under which the shareholders of the two Companies effectively vote on a joint basis;

- BHP Billiton Limited and BHP Billiton Plc have a common Board of Directors, a unified management structure and joint objectives;

- dividends and capital distributions made by the two Companies are equalised; and

- BHP Billiton Limited and BHP Billiton Plc each executed a deed poll guarantee, guaranteeing (subject to certain exceptions) the contractual obligations (whether actual or contingent, primary or secondary) of the other incurred after 29 June 2001 together with specified obligations existing at that date.

If either BHP Billiton Limited or BHP Billiton Plc proposes to pay a dividend to its shareholders, then the other Company must pay a matching cash dividend of an equivalent amount per share to its shareholders. If either Company is prohibited by law or is otherwise unable to declare, pay or otherwise make all or any portion of such a matching dividend, then BHP Billiton Limited or BHP Billiton Plc will, so far as it is practicable to do so, enter into such transactions with each other as the Boards agree to be necessary or desirable so as to enable both Companies to pay dividends as nearly as practicable at the same time.

The DLC merger did not involve the change of legal ownership of any assets of BHP Billiton Limited or BHP Billiton Plc, any change of ownership of any existing shares or securities of BHP Billiton Limited or BHP Billiton Plc, the issue of any shares or securities or any payment by way of consideration, save for the issue by each Company of one special voting share to a trustee company which is the means by which the joint electoral procedure is operated. In addition, to achieve a position where the economic and voting interests of one share in BHP Billiton Limited and one share in BHP Billiton Plc were identical, BHP Billiton Limited made a bonus issue of ordinary shares to the holders of its ordinary shares.

Treatment of the DLC merger for accounting purposes

In accordance with the Australian Securities and Investments Commission (ASIC) Practice Note 71 'Financial Reporting by Australian Entities in Dual-Listed Company Arrangements', and an order issued by ASIC under section 340 of the Corporations Act 2001 on 2 September 2002, this annual financial report presents the financial results of the BHP Billiton Group as follows:

- results for the years ended 30 June 2005 and 30 June 2004 are of the combined entity including both BHP Billiton Limited and its subsidiaries and BHP Billiton Plc and its subsidiaries; and

- results are presented in US dollars unless otherwise stated.

Notes to Concise Financial Statements

1 Statement of accounting policies

The concise financial report complies with the requirements of the Corporations Act 2001, Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views. The financial statements and specific disclosures included in the concise financial report have been derived from the financial report of the BHP Billiton Group for the year ended 30 June 2005 as provided in the 'BHP Billiton Limited Annual Report 2005 – Combined Financial Statements'.

The concise financial report does not and cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the BHP Billiton Group as the 'BHP Billiton Limited Annual Report 2005 – Combined Financial Statements'.

A full description of the accounting policies adopted by the BHP Billiton Group is provided in the 'BHP Billiton Limited Annual Report 2005 – Combined Financial Statements'.

Principles of consolidation
The financial report of the BHP Billiton Group includes the combination of BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries. Subsidiaries are entities controlled by either parent entity. Control generally exists where the parent owns a majority of voting rights in the subsidiary. The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. Where the BHP Billiton Group's interest is less than 100 per cent, the share attributable to outside shareholders is reflected in outside equity interests. The effects of all transactions between entities within the BHP Billiton Group have been eliminated.

Accounting policies
The accounting policies have been consistently applied by all entities in the BHP Billiton Group and are consistent with those applied in the prior year.

Currency of presentation
All amounts are expressed in US dollars unless otherwise stated.

Rounding of amounts
Amounts in this concise financial report have, unless otherwise indicated, been rounded to the nearest million dollars.

Comparatives
Where applicable, comparatives have been adjusted to disclose them on a comparable basis with current period figures.

Amounts owing to joint venture participants of US$196 million at 30 June 2004 were reclassified from current payables to current interest bearing liabilities to better reflect the funding nature of these amounts.

Exchange rates
The following exchange rates against the US dollar have been utilised in these concise financial statements:

	Average 2005	Average 2004	As at 30 June 2005	As at 30 June 2004
Australian dollar [a]	0.75	0.71	0.76	0.69
Brazilian real	2.73	2.94	2.36	3.11
Canadian dollar	1.25	1.35	1.23	1.35
Chilean peso	595	634	579	637
Colombian peso	2 454	2 779	2 329	2 699
South African rand	6.21	6.89	6.67	6.27
Euro	0.79	0.84	0.83	0.83
UK pound sterling	0.54	0.58	0.55	0.56

[a] Displayed as US$ to A$1 based on common convention.

2 Significant items

Individually significant items (before outside equity interests) included within the BHP Billiton Group's net profit are detailed below.

Year ended 30 June 2005	Gross US$M	Tax US$M	Net US$M
Significant items by category			
Sale of equity interest in North West Shelf Project	56	–	56
Sale of Laminaria and Corallina	134	(10)	124
Disposal of Chrome operations	142	(6)	136
Restructuring provisions	(79)	23	(56)
Provision for termination of operations	(266)	80	(186)
Closure plans	(121)	17	(104)
Total by category	**(134)**	**104**	**(30)**
Significant items by Customer Sector Group			
Petroleum	190	(10)	180
Base Metals	(30)	(4)	(34)
Carbon Steel Materials	(285)	80	(205)
Energy Coal	(93)	27	(66)
Diamonds and Specialty Products	(6)	1	(5)
Stainless Steel Materials	137	(5)	132
Group and unallocated items	(47)	15	(32)
Total by Customer Sector Group	**(134)**	**104**	**(30)**

Sale of equity interest in North West Shelf Project
During the year ended 30 June 2005, BHP Billiton sold an equity participation in the North West Shelf (NWS) Project to China National Offshore Oil Corporation (CNOOC). CNOOC purchased an interest in a new joint venture that is being established within the NWS Project to supply LNG to the Guangdong LNG Project in China. CNOOC will acquire title to approximately 5.8 per cent of current NWS Project gas reserves and rights to process its gas and associated LPG and condensate through NWS venture offshore and onshore infrastructure. CNOOC paid each joint venture partner US$59 million resulting in a profit on sale of US$56 million (no tax effect).

Sale of Laminaria and Corallina
In January 2005, the Group disposed of its interest in the Laminaria and Corallina oil fields to Paladin Resources plc. Proceeds on the sale were US$130 million resulting in a profit before tax of US$134 million (US$10 million tax expense).

Disposal of Chrome operations
Effective 1 June 2005, BHP Billiton disposed of its economic interest in the majority of its South African chrome business to the Kermas Group. The total proceeds on the sale were US$421 million, resulting in a profit of US$127 million (US$1 million tax expense) in accordance with Australian GAAP. In addition, the Group sold its interest in the Palmiet chrome business to Mogale Alloys in May 2005 for proceeds of US$12 million, resulting in a profit of US$15 million (US$5 million tax expense).

The BHP Billiton share of profit before tax on disposal of the chrome operations is US$90 million (US$4 million tax expense), whilst the minority interest in the profit after tax of the disposal was US$50 million.

Restructuring provisions
The Group is required to record a charge against earnings in respect of restructuring certain operations. This totalled US$79 million (US$56 million after tax) and related to a charge of US$50 million (US$15 million tax benefit) in respect of restructuring associated with the acquisition of WMC in June 2005 primarily relating to redundancy and termination costs, office closures and termination of previous contractual arrangements; and a charge of US$29 million (US$8 million tax benefit) for other restructurings, primarily for redundancies at Ingwe (South Africa).

Provision for termination of operations
The Group decided to decommission the Boodarie Iron (Australia) operations and a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation was recognised. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other closure related costs/charges associated with the closure.

Closure plans
As part of the Group's regular review of decommissioning and site restoration plans, the Group reassessed plans in respect of certain closed operations. A total charge of US$121 million (US$104 million after tax) was recorded and included a charge of US$73 million (US$21 million tax benefit) for closed mines at Ingwe (South Africa) in relation to revision of the Group's assessed rehabilitation obligation, predominantly resulting from revised water management plans; and a charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.

Notes to Concise Financial Statements continued

2 Significant items continued

Year ended 30 June 2004	Gross US$M	Tax US$M	Net US$M
Significant items by category			
Introduction of tax consolidation regime in Australia	–	267	267
Litigation settlement	66	(18)	48
US and Canadian taxation deductions	–	238	238
Closure plans	(534)	22	(512)
Total by category	(468)	509	41
Significant items by Customer Sector Group			
Petroleum	66	(18)	48
Base Metals	(482)	11	(471)
Stainless Steel Materials	(10)	3	(7)
Group and unallocated items	(42)	513	471
Total by Customer Sector Group	(468)	509	41

Introduction of tax consolidation regime in Australia
During the year ended 30 June 2004 BHP Billiton elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group chose to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of these assets. This resulted in the restatement of deferred tax balances and a tax benefit of US$267 million being recorded in accordance with Urgent Issues Group Abstract 52.

Litigation settlement
In December 2003, BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton recorded a gain of US$66 million, before tax expense of US$18 million.

US and Canadian taxation deductions
During the year ended 30 June 2004, the level of certainty regarding potential benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada increased to the extent that some of the provisions against deferred tax assets established in prior years were no longer necessary. This was a result of higher income generation, changes in legislation and effective utilisation of tax credits during the year, along with increasing confidence regarding the ability to realise benefits in the future. Accordingly, the Group recorded a tax benefit of US$238 million.

Closure plans
During the year ended 30 June 2004, the Group refined its plans in relation to certain closed operations. In relation to the Group's Southwest Copper business in the US, this resulted in a charge of US$425 million resulting from a re-estimation of short-term closure costs and the inclusion of residual risks, longer-term water management and other costs, and an increase in the residual value of certain assets. Additionally, at other closed sites a charge of US$109 million (before a tax benefit of US$22 million) was recorded, mainly in relation to the Island Copper mine, the Newcastle Steelworks and the Selbaie copper mine. Accordingly, the Group has recorded a net after-tax loss of US$512 million.

3 Acquired operations

On 3 June 2005 the BHP Billiton Group obtained control of WMC Resources Ltd (WMC) with acceptance for 76.25 per cent of the equity shares. On 17 June the BHP Billiton Group had acquired more than 90 per cent of the equity shares in WMC, which triggered the compulsory acquisition of all remaining shareholdings. Payment for 100 per cent ownership was completed on 2 August. WMC was acquired for a total cash consideration of US$7 229 million made up of a price of A$7.85 per share plus acquisition related costs.

WMC was one of Australia's leading resource companies. WMC's major assets are:
· the Olympic Dam copper/uranium/gold mine and related treatment plants located in South Australia;
· an integrated nickel mining, refining and smelting business with operations in Western Australia;
· The Queensland Fertilizer Operations (QFO) which consists of an integrated phosphate mine and ammonium phosphate fertiliser production facility; and
· the Corridor Sands mineral sands project in Mozambique.

Olympic Dam produces copper, uranium, gold and silver. It is the fourth largest copper reserve, the fourth largest gold reserve and the largest uranium reserve in the world, and is the largest underground mine in Australia. Olympic Dam consists of an underground mine and a mineral processing plant, smelter and refinery with associated supporting infrastructure. Copper and uranium sales are the major revenue stream for Olympic Dam. Gold and silver are also mined and sold. Uranium oxide concentrate is sold under long-term contracts with major international power companies.

The WMC nickel operations consist of ore treatment facilities at Kambalda, mining and milling operations at Mt Keith and Leinster, a nickel smelter in Kalgoorlie and a refinery in Kwinana. WMC purchases nickel ore from a variety of mines for processing through the treatment facility at Kambalda. Kambalda concentrate is transported to the nickel smelter at Kalgoorlie. Mt Keith is a large open-cut mine where ore is mined and the concentrate transported to Leinster for drying. Leinster comprises both underground and open-cut mines as well as treatment and drying facilities. Blended concentrate from Leinster and Mt Keith is transported to the smelter. The smelter processes the concentrate received and produces nickel matte, of which the majority is further processed at the Kwinana refinery to produce high purity nickel briquettes, nickel powder and other nickel intermediate products. The nickel concentrate, matte and metal production is exported to Asia, Europe and North America and is principally used in making stainless steels.

WMC's fertiliser operations consists of QFO, which is an ammonium phosphate manufacturing facility with distribution and marketing operations, and a one-third investment in Hi-Fert, which distributes and markets fertiliser products. QFO produces and markets di-ammonium phosphate and mono-ammonium phosphate. The QFO includes a sulphuric acid plant at Mt Isa, a mining operation and fertiliser plant at Phosphate Hill and storage and port facilities at Townsville. The finished product is distributed in Australia by Incitec Pivot, Hi-Fert, Summitt and Impact, and by Cargill internationally under a marketing agreement. Hi-Fert procures, markets and distributes all major fertilisers into eastern Australia and is the second largest distributor to that region. Hi-Fert owns patented coating technology that it uses to provide value-added products including zinc and sulphur-coated products.

WMC's Corridor Sands mineral sands project is located in Mozambique and is expected to culminate in an integrated mining, concentration and smelting operation to produce titanium dioxide slag. Titanium dioxide feedstocks are used to produce pigments, titanium metal and other specialist products.

BHP Billiton expects the acquisition of WMC to provide a number of benefits. These include the following:

· WMC's nickel business comprises an outstanding set of assets, in terms of operating capability, country risk, scale and environmental standards, which complements BHP Billiton's existing nickel business. The combined business will have a range of operations, products and technologies that will provide a robust and flexible platform for further growth.

· BHP Billiton now operates two of the world's four largest copper deposits. BHP Billiton's track record in developing and operating Escondida, the world's largest copper mine, will allow the Group to maximise the value of the large, long-life Olympic Dam resource base.

· BHP Billiton is now a major producer of uranium with the largest resource base in the world. Uranium is an important energy source in an increasingly energy intensive world. Not only is this valuable on a stand-alone basis but it complements BHP Billiton's existing energy portfolio of oil, gas and coal.

· BHP Billiton can maximise synergies in the nickel and copper business, marketing and other corporate functions. BHP Billiton will eliminate duplicate functions by using the proven systems and processes that were successfully used following the BHP Billiton merger in 2001.

The following table details the fair value of the net assets acquired:

	Book value US$M	Adjustment for accounting policies US$M	Provisional fair value adjustments US$M	Provisional fair value US$M
Cash assets	396	–	–	396
Receivables	444	–	(162)	282
Inventories	520	(21)	116	615
Investments accounted for using the equity method	33	–	(8)	25
Property, plant and equipment	4 428	–	2 708	7 136
Other assets	84	–	(1)	83
Current liabilities	(477)	(5)	35	(447)
Non-current liabilities	(1 454)	(42)	452	(1 044)
Net assets acquired	3 974	(68)	3 140	7 046
Goodwill				183
Total cost of acquisition				7 229

Total cost of acquisition satisfied by the following consideration:	
Cash paid	6 594
Cash payable	635
	7 229

The book values included in the table above are the Australian dollar values of WMC assets and liabilities acquired converted to US dollars at the acquisition day rate of 0.7556.

Due to the complexity and timing of this acquisition, the fair values currently established are provisional and are subject to review during the year ended 30 June 2006.

The material provisional fair value adjustments principally relate to:

· Property, plant and equipment reflecting the fair value of mineral assets, together with revaluation of property, plant and equipment representing replacement cost and estimated remaining useful lives;

· Investments have been revalued to reflect current market values;

· An upward revaluation of inventory balances held at Olympic Dam and nickel operations. This is a result of the fair value principles applying where the fair value is broadly defined as selling prices less costs to sell, less a reasonable profit margin for the selling effort of the acquirer. Essentially this results in a 'sales price' being applied to value inventory as opposed to the cost recorded in the acquirer's balance sheet. As a result of this treatment, sales margins have been recognised in advance of the inventory being sold external to the Group. When the inventory on hand at the date of acquisition is subsequently sold external to the Group, effectively no margin will be realised;

Notes to Concise Financial Statements continued

3 Acquired operations continued

- Debtors and creditors have been revalued to reflect the expected timing and amount of settlements. External fixed rate debt and derivative financial instruments have been revalued to reflect current market terms. Deferred gains and losses relating to commodity price and foreign currency hedging arrangements have been de-recognised;

- Provisions include the recognition of accumulated unfunded pension liabilities; and

- Deferred tax asset and liability balances have been adjusted to take into account revised fair values for book purposes and resetting of tax bases as a result of the acquisition, where applicable. Deferred tax balances relating to tax losses have been adjusted where it is not virtually certain that the Group will be able to utilise the losses.

A number of the revaluation adjustments have resulted in policy alignment with BHP Billiton accounting policies and relate to:

- BHP Billiton policy in respect of decommissioning, site restoration and environmental rehabilitation provisions requires that the present value of estimated future costs of rehabilitation of operating sites is capitalised where it gives rise to future benefits and amortised over the life of the operation. Additional provisions have been raised in accordance with this policy.

- Under BHP Billiton's accounting policies, mined ore stocks held underground are not recorded as inventory until the ore is brought above ground. Accordingly, underground stocks held by WMC at the date of acquisition have been adjusted to a value of nil.

At the date of acquisition, the application of BHP Billiton policy will result in WMC adopting the US dollar as the functional currency for the majority of its operations. The provisional fair values for non-monetary items in US dollars included in the table above will represent the acquisition historical rate for WMC by BHP Billiton. The treatment of foreign currencies is detailed in the Accounting Policies section of these financial statements.

Since the acquisition, WMC cash flows have contributed US$16 million to the Group's net operating cash flows, US$50 million to net investing cash outflows and US$2 million to net financing cash inflows.

The unaudited Summarised Statement of Financial Performance of WMC for the period 1 January 2005 to 3 June 2005 prepared in accordance with the accounting policies applicable to WMC for that period prior to acquisition by BHP Billiton, were as follows:

Summarised Statement of Financial Performance for the period 1 January 2005 to 3 June 2005

	US$M
Revenue from ordinary activities	**1 322**
Profit from ordinary activities before income tax	**394**
Income tax expense attributable to ordinary activities	**(108)**
Net profit	**286**
Net exchange differences recognised directly to equity	**2**
Total changes in equity other than those resulting from transactions with owners	**288**

The amounts included in the table above are the Australian dollar values converted to US dollars at an average rate for the period of A$1 = US$0.7739.

Statement of Financial Performance for the year ended 31 December 2004

For the year ended 31 December 2004, WMC reported an audited post-tax profit of A$1 327 million (US$977 million) prepared in accordance with the accounting policies used by WMC for the financial year to 31 December 2004.

4 Remuneration of auditors

	2005 US$M	2004 US$M
Audit fees payable by the BHP Billiton Group to:		
Auditors of the BHP Billiton Group [(a)]		
KPMG	**10.087**	7.751
PricewaterhouseCoopers	**0.577**	0.537
Total audit fees	**10.664**	8.288

4 Remuneration of auditors continued

	2005 US$M	2004 US$M
Fees payable by the BHP Billiton Group to auditors for other services		
Auditors of the BHP Billiton Group		
Audit related services [b]		
KPMG	**1.141**	0.354
Taxation services [c]		
KPMG	**1.500**	1.525
Other services [d]		
KPMG	**0.110**	0.313
PricewaterhouseCoopers	**1.457**	0.418
Total other services	**4.208**	2.610
Total fees	**14.872**	10.898

[a] During the year ended 30 June 2004, the BHP Billiton Group completed a review of its joint external audit arrangements and KPMG was selected to continue as sole auditor. Audit fees for PricewaterhouseCoopers in 2005 arose as a result of the acquisition of WMC where PricewaterhouseCoopers were auditors of WMC up to 30 June 2005.
[b] Mainly includes accounting advice, due diligence services and services associated with securities offerings. For the year ended 30 June 2005, audit fees of US$0.328 million (2004: US$0.252 million) relating to pension plans, which are not directly payable by the BHP Billiton Group, have been excluded from the above analysis.
[c] Mainly includes tax compliance services and employee expatriate taxation services.
[d] Mainly includes health and safety certifications.

5 Segment results

The BHP Billiton Group has grouped its major operating assets into the following Customer Sector Groups (CSGs):
· Petroleum (exploration for and production, processing and marketing of hydrocarbons including oil, gas and LNG);
· Aluminium (exploration for and mining of bauxite, processing and marketing of aluminium and alumina);
· Base Metals (exploration for and mining, processing and marketing of copper, silver, zinc, lead and copper by-products including gold);
· Carbon Steel Materials (exploration for and mining, processing and marketing of coking coal, iron ore and manganese);
· Diamonds and Specialty Products (EKATI diamond mine, titanium operations, fertilisers, exploration and technology activities);

· Energy Coal (exploration for and mining, processing and marketing of steaming coal); and
· Stainless Steel Materials (exploration for and mining, processing and marketing of chrome and nickel).

Net unallocated interest represents the charge to profit of debt funding to the BHP Billiton Group.

Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments.

It is the Group's policy that inter-segment sales are made on a commercial basis.

Industry segment information

US$ million	External revenue [a]	Inter-segment revenue [a]	Share of net profit of equity accounted investments	Profit before tax [b][c]	Gross segment assets	Gross segment liabilities	Depreciation and amortisation	Other non-cash items	Capital expenditure [d]	Carrying value of equity accounted investments
Year ended 30 June 2005										
Petroleum	**6 175**	**62**	**–**	**2 014**	**6 563**	**2 241**	**616**	**6**	**946**	**112**
Aluminium	**5 324**	**5**	**–**	**939**	**6 244**	**790**	**264**	**–**	**280**	**–**
Base Metals	**4 609**	**–**	**194**	**1 834**	**9 127**	**1 759**	**266**	**31**	**661**	**390**
Carbon Steel Materials	**7 330**	**27**	**148**	**2 346**	**5 297**	**1 973**	**304**	**265**	**1 065**	**336**
Diamonds and Specialty Products	**765**	**20**	**80**	**278**	**1 738**	**265**	**176**	**3**	**239**	**138**
Energy Coal	**3 054**	**–**	**141**	**310**	**2 889**	**1 482**	**197**	**99**	**169**	**549**
Stainless Steel Materials	**2 712**	**–**	**1**	**814**	**5 194**	**630**	**148**	**4**	**444**	**–**
Group and unallocated items [e]	**1 022**	**–**	**–**	**329**	**5 058**	**14 606**	**23**	**163**	**27**	**–**
	30 991	**114**	**564**	**8 864**	**42 110**	**23 746**	**1 994**	**571**	**3 831**	**1 525**
Net unallocated interest	**116**			**(383)**				**182**		
BHP Billiton Group	**31 107**	**114**	**564**	**8 481**	**42 110**	**23 746**	**1 994**	**753**	**3 831**	**1 525**

Notes to Concise Financial Statements continued

5 Segment results continued

US$ million	External revenue (a)	Inter-segment revenue (a)	Share of net profit of equity accounted investments	Profit before tax (b)(c)	Gross segment assets	Gross segment liabilities	Depreciation and amortisation	Other non-cash items	Capital expenditure (d)	Carrying value of equity accounted investments
Year ended 30 June 2004										
Petroleum	5 681	50	–	1 450	6 099	2 121	587	(55)	927	98
Aluminium	4 440	–	–	742	6 060	643	246	–	272	–
Base Metals	3 001	–	45	570	4 024	1 421	255	482	215	212
Carbon Steel Materials	4 640	7	78	1 030	4 145	1 249	230	2	662	286
Diamonds and Specialty Products	698	22	19	302	1 222	234	125	29	188	250
Energy Coal	2 351	–	85	101	2 499	1 015	207	67	141	519
Stainless Steel Materials	1 779	–	–	551	2 093	346	108	14	151	4
Group and unallocated items (e)	840	–	(4)	30	5 037	8 725	35	141	33	–
	23 430	79	223	4 776	31 179	15 754	1 793	680	2 589	1 369
Net unallocated interest	83			(407)				210		
BHP Billiton Group	23 513	79	223	4 369	31 179	15 754	1 793	890	2 589	1 369

(a) Total segment revenue equals external revenue and inter-segment revenue.

(b) Before outside equity interests.

(c) Excludes income tax expense for BHP Billiton Group of US$2 240 million (2004: US$870 million), which results in a net profit after income tax expense of US$6 241 million (2004: US$3 499 million).

(d) Excluding investment expenditure, capitalised borrowing costs and capitalised exploration.

(e) Includes consolidation adjustments.

6 Dividends

	2005 US$M	2004 US$M
BHP Billiton Limited (a)(b)		
Dividends paid	842	619
	842	619
BHP Billiton Plc (a)		
Dividends paid		
Ordinary shares	567	406
Preference shares (c)	–	–
	567	406
Total dividends paid	1 409	1 025

6 Dividends continued

	2005 US cents	2004 US cents
Dividends per share (a)		
Prior year final dividend paid (d)	**9.5**	–
First interim dividend paid	**13.5**	8.0
Second interim dividend paid	**–**	8.5
	23.0	16.5
Current year final dividend declared (d)	**14.5**	9.5
	37.5	26.0

Dividends are stated net of amounts which are not payable outside the BHP Billiton Group under the terms of the share repurchase scheme and ESOP trusts.

(a) BHP Billiton Limited dividends per American Depositary Share (ADS) for 2005 were 46.0 US cents per share (2004: 33.0 US cents per share). BHP Billiton Plc dividends per ADS for 2005 were 46.0 US cents per share (2004: 33.0 US cents per share). Each ADS represents two ordinary shares.
(b) BHP Billiton dividends for all periods presented are fully franked.
(c) 5.5 per cent dividend on 50 000 preference shares of £1 each (2004: 5.5 per cent).
(d) Subsequent to year end on 24 August 2005 BHP Billiton declared a final dividend of 14.5 US cents per share fully franked (2004: 9.5 US cents per share on 18 August 2004) which will be paid on 28 September 2005 (2004: 22 September 2004). The final dividend has not been provided for at 30 June 2005.

For the purposes of AASB 1034 'Financial Reports Presentation and Disclosures', the Group had an adjusted franking account balance of US$328 million (on a tax paid basis) at 30 June 2005. It is anticipated that dividends payable in the following year will be fully franked.

7 Earnings per share

	2005	2004
Basic earnings per share (US cents)	**98.1**	54.7
Diluted earnings per share (US cents)	**97.6**	54.5
Basic earnings per ADS (US cents) (a)	**196.2**	109.4
Diluted earnings per ADS (US cents) (a)	**195.2**	109.0
Basic earnings (US$ million)	**6 009**	3 403
Diluted earnings (US$ million)	**6 012**	3 403

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Weighted average number of shares (b)	2005 Million	2004 Million
Basic earnings per share denominator	**6 124**	6 218
Shares and options contingently issuable under employee share ownership plans	**34**	28
Diluted earnings per share denominator	**6 158**	6 246

(a) For the periods reported, one American Depository Share (ADS) represents two ordinary shares.
(b) Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share have been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme and the Group's ESOP trusts.

8 Directors' disclosures

A number of Directors or former Directors of BHP Billiton hold or have held positions in other companies, where it is considered they control or significantly influence the financial or operating policies of those entities. One of those entities, Wesfarmers (Group) Limited, is considered to be a personally-related entity of M A Chaney. This company provided products and services totalling US$23.818 million (2004: US$18.698 million) to the Group in the financial year, in accordance with normal commercial terms and conditions. At 30 June 2005, the Group owed US$0.252 million.

Directors' Declaration

In accordance with a resolution of the Directors of BHP Billiton Limited, the Directors declare that the concise financial report of the BHP Billiton Group for the year ended 30 June 2005, set out on pages 70 to 81:

(a) has been derived from or is consistent with the full financial report for the financial year; and

(b) complies with the Accounting Standard AASB 1039 'Concise Financial Reports'.

In the 2005 full financial report we declared that:

(a) The financial statements and notes, including the information in the Remuneration Report that is described as having been audited, are in accordance with the Corporations Act 2001, including:

   (i) Complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

   (ii) Giving a true and fair view of the financial position of the BHP Billiton Group as at 30 June 2005 and of its performance, as represented by the results of its operations and its cash flows, for the year ended 30 June 2005; and

(b) There are reasonable grounds to believe that BHP Billiton Limited will be able to pay its debts as and when they become due and payable.

The Directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2005.

Signed in accordance with a resolution of the Board of Directors.



D R Argus – Chairman



C W Goodyear – Chief Executive Officer

Dated in Melbourne this 8th day of September 2005

Lead Auditor's Independence Declaration

To the Directors of BHP Billiton Limited:

I declare that, to the best of my knowledge and belief, in relation to the audit for the financial year ended 30 June 2005 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and

(ii) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG

KPMG

Peter Nash
Partner

Dated in Melbourne this 8th day of September 2005

Independent Audit Report on Concise Financial Report

To the members of BHP Billiton Limited:

Scope

The financial report and directors' responsibility
The concise financial report comprises the Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows, accompanying notes 1 to 8, the disclosures made in accordance with the Corporations Regulations 2001 as required by AASB 1046 Director and Executive Disclosures by Disclosing Entities in sections 2 to 8 (excluding sub-section 3.3) of the 'Remuneration report' and the accompanying discussion and analysis on the Statement of Financial Performance, Statement of Financial Position, and Statement of Cash Flows, for the BHP Billiton Group, comprising both BHP Billiton Limited ('the Company') and BHP Billiton Plc, and the entities they each controlled during the year, for the year ended 30 June 2005.

The directors of the Company are responsible for the preparation of the concise financial report in accordance with Australian Accounting Standard AASB 1039 'Concise Financial Reports'. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the concise financial report.

Audit approach
Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions that we have formed.

We conducted an independent audit in order to express an opinion to members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the concise financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore an audit cannot guarantee that all material misstatements have been detected. We have also performed an independent audit of the full financial report including the disclosures made by the Company in accordance with the Corporations Regulations 2001 as required by AASB 1046 Director and Executive Disclosures by Disclosing Entities in sections 2 to 8 (excluding sub-section 3.3) of the 'Remuneration report' ('remuneration disclosures') of the BHP Billiton Group for the year ended 30 June 2005. The Remuneration report also contains information in sections 1 and 3.3 not required by Accounting Standard AASB 1046 Director and Executive Disclosures by Disclosing Entities, which is not subject to our audit. Our audit report on the full financial report was signed on 8 September 2005, and was not subject to any qualification.

We performed procedures in respect of the audit of the concise financial report to assess whether, in all material respects, the concise financial report is presented fairly in accordance with Australian Accounting Standard AASB 1039 'Concise Financial Reports'.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the concise financial report is consistent with the full financial report, and

- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures, which were not directly derived from the full financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion
In our opinion, the concise financial report of BHP Billiton Limited for the year ended 30 June 2005 complies with Australian Accounting Standard AASB 1039 'Concise Financial Reports'.

KPMG

Peter Nash
Partner

Melbourne
8 September 2005

Supplementary Information for US Shareholders

The financial statements in this concise financial report of the BHP Billiton Group are prepared in accordance with Australian Generally Accepted Accounting Principles (GAAP). Material differences between GAAP as followed by the BHP Billiton Group in Australia and those accepted generally in the US (US GAAP) are presented below.

On 29 June 2001, BHP Billiton Plc (formerly Billiton Plc) consummated the Dual Listed Companies ('DLC') merger with BHP Billiton Limited (formerly BHP Limited). A description of the DLC merger structure is provided in 'Dual Listed Companies Structure and Basis of Preparation of Financial Statements'. In accordance with Australian GAAP, the assets, liabilities and equity of the BHP Billiton Plc Group and of the BHP Billiton Limited Group are combined at their respective book values as at the date of consummation of the merger.

Under US GAAP the DLC merger is accounted for as a purchase business combination with the BHP Billiton Limited Group acquiring the BHP Billiton Plc Group. The BHP Billiton Limited Group has been identified as the acquirer because of the majority ownership interest of BHP Billiton Limited shareholders in the DLC structure. Under US GAAP, the reconciliation of shareholders' equity includes the purchase adjustments required under US GAAP to recognise the BHP Billiton Plc Group assets and liabilities at their fair values, with the excess recorded as goodwill.

A full description of the nature of the reconciliation, together with detailed explanation of the estimated adjustments, is provided in the 'BHP Billiton Plc Annual Report 2005' (which is prepared in accordance with UK GAAP), or in the 2005 Annual Report of BHP Billiton Limited which will be filed on Form 20-F with the US Securities and Exchange Commission. The 'BHP Billiton Plc Annual Report 2005' and the 2005 Form 20-F will be provided to shareholders on request and free of charge and will be available on the BHP Billiton Group's website *www.bhpbilliton.com*.

The following is a summary of the estimated adjustments to net income for the years ended 30 June 2005 and 2004 that would be required if US GAAP had been applied instead of Australian GAAP. Certain items in the comparative periods have been reclassified to conform to current period disclosures.

	2005 US$M	2004 US$M
Reconciliation of net income		
Net profit attributable to members in the consolidated Statement of Financial Performance under Australian GAAP:	**6 009**	3 403
Add Goodwill amortisation under Australian GAAP previously taken directly to reserves under UK GAAP	**42**	41
Add Prior year tax losses not recognised under Australian GAAP	**350**	100
Deduct Australian tax consolidation tax cost base reset recognised in full under Australian GAAP	**(23)**	(165)
Add Inventory fair value adjustments	**54**	–
Deduct Additional goodwill in disposal of Chrome operations under UK GAAP	**(34)**	–
Net profit of BHP Billiton Group under UK GAAP	**6 398**	3 379
add/(deduct)		
Estimated adjustment required to accord with US GAAP:		
Fair value adjustment on acquisition of BHP Billiton Plc Group – depreciation, amortisation, impairments and other asset movements	**(282)**	(702)
Employee compensation costs	**60**	53
Depreciation – write-downs	**(5)**	(6)
Depreciation – revaluations	**4**	5
Depreciation – reserves	**(9)**	(9)
Fair value accounting for derivatives	**302**	(281)
Synthetic debt	**–**	(11)
Fair value adjustment on acquisition of WMC Resources Ltd	**(20)**	–
Exploration, evaluation and development expenditure	**(38)**	(64)
Start-up costs	**5**	(12)
Pension plans	**(24)**	(4)
Other post-retirement benefits	**1**	(6)
Mozal expansion rights	**–**	33
Employee Share Plan loans	**(7)**	(3)
Goodwill	**(2)**	(1)
Profit on asset sales	**2**	1
Taxation effect of above adjustments	**287**	194
Other taxation adjustments	**(284)**	150
Total adjustment	**(10)**	(663)
Net income of BHP Billiton Group under US GAAP	**6 388**	2 716

	2005 US$	2004 US$
Earnings per share – US GAAP [a]		
Basic – Continuing Operations [b]	**1.04**	0.44
Diluted – Continuing Operations [c]	**1.04**	0.43
Basic – net income [b]	**1.04**	0.44
Diluted – net income [c]	**1.04**	0.43

[a] For the periods indicated, each American Depositary Share (ADS) represents two ordinary shares. Therefore the earnings per ADS under US GAAP is a multiple of two from the above earnings per share disclosures.

[b] Based on the weighted average number of ordinary shares on issue for the period.

[c] Based on the weighted average number of ordinary shares on issue for the period, adjusted to reflect the impact of the conversion of all dilutive potential ordinary shares to ordinary shares.

The following is a summary of the estimated adjustments to shareholders' equity as at 30 June 2005 and 30 June 2004 that would be required if US GAAP had been applied instead of Australian GAAP. Certain items in the comparative period have been reclassified to conform to current period disclosures.

	2005 US$M	2004 US$M
Reconciliation of shareholders' equity		
Shareholders' equity attributable to members under Australian GAAP:	**18 023**	15 078
Deduct Goodwill balance under Australian GAAP previously taken directly to reserves under UK GAAP	**(308)**	(383)
Add Prior year tax losses not recognised under Australian GAAP	**450**	100
Deduct Australian tax consolidation tax cost base reset recognised in full under Australian GAAP	**(188)**	(165)
Deduct Dividends declared subsequent to year end not recognised under Australian GAAP	**(878)**	(592)
Add Inventory fair value adjustments	**54**	–
Shareholders' equity under UK GAAP	**17 153**	14 038
add/(deduct)		
Estimated adjustment required to accord with US GAAP:		
Fair value adjustments on acquisition of BHP Billiton Plc Group		
Investments	**923**	962
Property, plant and equipment and undeveloped properties	**2 264**	2 505
Long-term contracts	**35**	36
Goodwill	**2 566**	2 633
Long-term debt	**4**	5
Write-down of assets	**42**	47
Property, plant and equipment revaluations	**(49)**	(53)
Reserves	**(36)**	(27)
Fair value accounting for derivatives	**259**	(43)
Synthetic debt	**–**	–
Fair value adjustment on acquisition of WMC Resources Ltd	**132**	–
Exploration, evaluation and development expenditures	**(219)**	(181)
Start-up costs	**(59)**	(64)
Pension plans	**(385)**	(273)
Other post-retirement benefits	**(15)**	(16)
Employee Share Plan loans	**(60)**	(64)
Goodwill	**(1)**	1
Profit on asset sales	**(15)**	(17)
Change in fair value of listed investments	**27**	20
Dividends	**878**	592
Taxation effect of fair value adjustment on acquisition of BHP Billiton Plc Group	**(952)**	(1 319)
Taxation effect of all other above adjustments	**53**	110
Taxation effect of fair value adjustment on acquisition of WMC Resources Ltd	**(167)**	–
Other taxation adjustments	**(374)**	(90)
Total adjustment	**4 851**	4 764
Shareholders' equity under US GAAP	**22 004**	18 802

Shareholder Information

Twenty largest shareholders as at 31 August 2005 (as named on the Register of Shareholders)

BHP Billiton Limited	Number of fully paid shares	% of issued capital
1 Westpac Custodian Nominees Ltd	618 088 117	17.22
2 JPMorgan Nominees	459 488 088	12.80
3 National Nominees Ltd	396 801 858	11.06
4 Citicorp Nominees Pty Ltd	215 167 696	6.00
5 ANZ Nominees Ltd <Cash Income A/C>	151 130 738	4.21
6 Australian Mutual Provident Society	123 749 749	3.45
7 Queensland Investment Corporation	71 443 307	1.99
8 HSBC Australia Nominees Pty Ltd	33 794 066	0.94
9 Westpac Financial Services Ltd	18 374 201	0.51
10 Government Superannuation Office <State Super Fund A/C>	15 679 104	0.44
11 RBC Global Services Australia Nominees Pty Ltd <PIPOOLED A/C>	14 700 875	0.41
12 Commonwealth Superannuation Board of Trustees	13 500 995	0.38
13 NRMA Group	13 007 951	0.36
14 Bond Street Custodians Limited	12 977 270	0.36
15 Australian Foundation Invest	12 933 234	0.36
16 Suncorp Insurance & Finance	12 333 094	0.34
17 Victorian WorkCover Authority	11 034 170	0.31
18 INVIA Custodian Pty Limited	10 692 582	0.30
19 RBC Global Services Australia Nominees Pty Ltd	9 962 771	0.28
20 RBC Global Services Australia Nominees Pty Ltd <BKCUST A/C>	9 821 042	0.27
	2 224 680 908	61.99

BHP Billiton Plc	Number of fully paid shares	% of issued capital
1 PLC Nominees Pty Limited	602 447 676	24.41
2 Chase Nominees Limited	96 630 349	3.92
3 Old Mutual Life Assurance Co SA Ltd	80 065 462	3.24
4 BNY (OCS) Nominees Limited	59 633 546	2.42
5 HSBC Global Custody Nominee (UK) Ltd <357206 A/C>	57 112 307	2.31
6 Nortrust Nominees Limited <SLEND A/C>	54 618 228	2.21
7 State Street Nominees Limited <OM02 A/C>	50 910 375	2.06
8 Chase Nominees Limited <BGILFEL A/C>	47 679 271	1.93
9 The Bank of New York (Nominees) Limited	41 880 480	1.70
10 Chase Nominees Ltd <LEND A/C>	36 637 521	1.48
11 Industrial Development Corporation	33 804 582	1.37
12 PIC Int Equity	33 442 810	1.35
13 Prudential Client HSBC GIS Nominee (UK) Limited <PAC A/C>	33 093 981	1.34
14 PIC Equity Portfolio	32 787 232	1.33
15 OMLAC (SA)UPF Scrip Lending POOL	32 523 017	1.32
16 Nortrust Nominees Limited	29 073 122	1.18
17 HSBC Global Custody Nominee (UK) Limited <899877 A/C>	28 963 399	1.17
18 PIC Stanlib	28 935 316	1.17
19 Mellon Nominees (UK) Limited <BSDTGUSD A/C>	26 838 684	1.09
20 Littledown Nominees Limited	26 693 595	1.08
	1 433 770 953	58.08

Substantial shareholders

BHP Billiton Limited
Nil.

BHP Billiton Plc
By notices provided the Company's register of substantial shareholdings showed the following interests in 3 per cent or more of the Company's shares:

	Date of notice	Ordinary shares	%
Old Mutual Plc [1]	05 Jul 05	213 220 031	8.64
Cater Allen International Limited	06 Sep 05	130 716 800	5.30
Barclays PLC	16 Mar 05	82 811 260	3.36
Legal & General Investment Management Limited	14 Jun 02	75 230 880	3.05

[1] Old Mutual Life Assurance Company (South Africa) Limited holds 120 438 409 shares representing 4.88 per cent of the total disclosed for Old Mutual Plc group companies.

Distribution of shareholders and shareholdings as at 31 August 2005

	BHP Billiton Limited				BHP Billiton Plc			
	Shareholders Numbers	%	Shares Numbers	%	Shareholders Numbers	%	Shares Numbers	%
Registered address								
Australia	336 749	94.8	3 514 656 830	97.9	79	0.6	1 137 170	0.0
New Zealand	10 066	2.9	41 575 698	1.2	19	0.1	44 191	0.0
United Kingdom	3 931	1.1	17 355 663	0.5	12 044	85.3	1 852 686 935	75.1
United States	1 812	0.5	4 488 633	0.1	64	0.5	217 659	0.0
South Africa	55	0.0	169 297	0.0	1 334	9.4	608 533 003	24.7
Other	2 583	0.7	10 478 576	0.3	573	4.1	5 528 044	0.2
Total	355 196	100.0	3 588 724 697	100.0	14 113	100.0	2 468 147 002	100.0

	BHP Billiton Limited				BHP Billiton Plc			
	Shareholders Numbers	%	Shares [1] Numbers	%	Shareholders Numbers	%	Shares [1] Numbers	%
Size of holding								
1 – 500 [2]	91 596	25.8	24 816 764	0.7	3 854	27.3	978 276	0.0
501 – 1 000	72 950	20.6	58 048 572	1.6	3 400	24.1	2 560 699	0.1
1 001 – 5 000	139 920	39.4	324 020 340	9.0	4 343	30.8	9 101 215	0.4
5 001 – 10 000	27 666	7.8	196 104 373	5.5	621	4.4	4 454 490	0.2
10 001 – 25 000	16 737	4.7	253 501 606	7.1	470	3.3	7 467 523	0.3
25 001 – 50 000	3 866	1.1	132 828 109	3.7	287	2.0	10 301 077	0.4
50 001 – 100 000	1 570	0.4	108 106 795	3.0	249	1.8	17 923 980	0.7
100 001 – 250 000	617	0.2	88 507 004	2.5	314	2.2	49 660 395	2.0
250 001 – 500 000	130	0.0	44 551 607	1.2	178	1.3	64 307 547	2.6
500 001 – 1 000 000	55	0.0	40 569 821	1.1	157	1.1	113 144 219	4.6
1 000 001 and over	89	0.0	2 317 669 706	64.6	240	1.7	2 188 247 581	88.7
Total	355 196	100.0	3 588 724 697	100.0	14 113	100.0	2 468 147 002	100.0

[1] One share entitles the shareholder to one vote.
[2] Number of BHP Billiton Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$20.46 as at 31 August 2005 was 4 638.

	BHP Billiton Limited				BHP Billiton Plc			
	Shareholders Numbers	%	Shares Numbers	%	Shareholders Numbers	%	Shares Numbers	%
Classification of holder								
Corporate	55 449	15.6	2 567 784 925	71.6	6 788	48.1	2 453 535 138	99.4
Private	299 747	84.4	1 020 939 772	28.4	7 325	51.9	14 611 864	0.6
Total	355 196	100.0	3 588 724 697	100.0	14 113	100.0	2 468 147 002	100.0

Information for Shareholders

Information for shareholders this year is provided in the 'BHP Billiton Limited Annual Report 2005 – Concise Report' and the 'BHP Billiton Limited Annual Report 2005 – Combined Financial Statements'.

The 'Concise Report' contains key information about the BHP Billiton Group in a concise format. The 'Combined Financial Statements' provides more detailed financial data and information on BHP Billiton Group's performance.

Note: The concise financial statements and its notes cannot be expected to provide as full an understanding of the financial performance, financial position, and financing and investing activities of the BHP Billiton Group as the full financial statements. Both reports will be provided to shareholders on request and free of charge (also refer to 'Access your Annual Report on the web' below).

Dividend payments

Cash dividends can be paid directly into any bank, building society or credit union for Australian shareholders, any bank or building society for UK shareholders and your nominated bank for shareholders in New Zealand or the United States. Shareholders from those locations above who do not provide their direct credit details and shareholders with registered addresses outside Australia, New Zealand, the United Kingdom and the United States will receive dividend payments by way of an Australian currency cheque.

When you close or amend your banking arrangements, it is essential you notify the BHP Billiton Limited Share Registry of the new details.

Change of address

It is important that shareholders notify the BHP Billiton Limited Share Registry in writing immediately if there is a change to their registered address. For the protection of shareholders, instructions to BHP Billiton Limited need to be in writing and show the Securityholder Reference Number (SRN). Shareholders on the CHESS sub-register should forward the change of address advice to their sponsoring broker quoting the Holder Identification Number (HIN).

Stock exchange listings

BHP Billiton Limited is listed on stock exchanges in Australia, Germany (Frankfurt), Switzerland (Zurich) and the US (New York).

Note: Trading on the New York Stock Exchange is via American Depositary Shares (each representing two Ordinary shares) evidenced by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

The trustees and dividend-paying banks for internationally registered shares are shown on the inside back cover of this report.

Annual General Meeting

The Annual General Meeting of BHP Billiton Limited will be held at 10.30 am (Perth Time) on Friday 25 November 2005 at the Perth Convention Exhibition Centre, Perth.

Details of the business of the meeting are contained in the separate Notice of Meeting enclosed with this Annual Report.

Enquiries

Shareholders who wish to contact BHP Billiton Limited on any matter relating to their share or ADR holdings are invited to telephone the appropriate Shareholder Services office listed on the inside back cover of this report.

Shareholders can also access their current shareholding details through the Shareholder Services link located under 'Investor & Media' on BHP Billiton's website *www.bhpbilliton.com* (you will need your Securityholder Reference Number or Holder Identification Number).

Shareholders in Australia may telephone 1300 656 780 or write to our Share Registry:

> Computershare Investor Services Pty Limited
> GPO Box 782
> Melbourne Victoria 3001
> Australia

Access your Annual Report on the web

BHP Billiton Limited offers an alternative for shareholders to be advised of the availability of the Annual Report through the Company's website via an email notification (refer instructions below).

By providing an email address through our website on the internet, shareholders will be notified by an email with a direct link to the Annual Report. Notification of other major BHP Billiton Limited announcements will also be emailed to you.

Email notification

Enter BHP Billiton Limited's website *www.bhpbilliton.com* and click onto 'Investor & Media' then 'Shareholder Services'. Under the heading 'Provide Your Email Address' click on the link 'Limited'. You will be requested to enter your Securityholder Reference Number or Holder Identification Number and postcode or country code. This sign-on requirement is a security access validation prior to entering your email address under 'Electronic Shareholder Communication'.

After confirmation of your email address you will receive notification of the availability of future Annual Reports and other BHP Billiton Limited announcements by email.

Corporate Directory

BHP BILLITON LIMITED REGISTERED OFFICE

Australia
BHP Billiton Limited
BHP Billiton Centre
180 Lonsdale Street
Melbourne VIC 3000

Telephone (61 3) 9609 3333
Facsimile (61 3) 9609 3015

Company Secretary
Karen J Wood

SHAREHOLDER SERVICES

Australia
Principal Register and Share Office
Computershare Investor Services
Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Postal Address – GPO Box 2975
Melbourne VIC 3001

Telephone 1300 656 780
(within Australia)
(61 3) 9415 4020 (outside Australia)
Facsimile (61 3) 9473 2460
Email enquiries:
web.queries@computershare.com.au

New Zealand
Computershare Investor Services Limited
Level 2/159 Hurstmere Road
Takapuna North Shore City
Postal Address –
Bag 92119 Auckland 1020

Telephone (64 9) 488 8777
Facsimile (64 9) 488 8787

United Kingdom
The Registrar
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS99 7NH
Postal Address –
PO Box 82 Bristol BS99 7NH

Telephone (44 870) 703 0051
Facsimile (44 870) 703 6103

United States
Computershare Investor Services
2 North LaSalle Street
Chicago, IL 60602
Postal Address – PO Box 0289
Chicago, IL 60690-9569

Telephone 1 888 404 6340
(toll-free within US)
Facsimile (1 312) 461 4331

ADR Depositary, Transfer Agent
and Registrar
JPMorgan Chase Bank
Shareholder Services
PO Box 43013
Providence, RI 02940-3013

Telephone (1 781) 575 4328
(outside of US)
1 800 990 1135 (toll-free within US)
Facsimile (1 781) 575 4082
Email: adr@jpmorgan.com

Other details provided to assist shareholders.

Germany
Trustee
Deutsche Boerse Clearing AG
Dividend-paying bank
Deutsche Bank AG

Switzerland
Trustee
SEGA Schweizerrische
Effekten-Giro AG
Dividend-paying bank
UBS AG
Credit Suisse First Boston

BHP BILLITON CORPORATE CENTRES

United Kingdom
Neathouse Place
London SW1V 1BH

Telephone (44 20) 7802 4000
Facsimile (44 20) 7802 4111

South Africa
6 Hollard Street
Johannesburg 2001

Telephone (27 11) 376 9111
Facsimile (27 11) 838 4716

Chile
Avenida Americo Vespucio Sur # 100,
9th Floor
Las Condes
Santiago

Telephone (56 2) 330 5000
Facsimile (56 2) 330 5601

United States
1360 Post Oak Boulevard, Suite 150
Houston, TX 77056-3020

Telephone (1 713) 961 8500
Facsimile (1 713) 961 8400

MARKETING OFFICES

The Netherlands
Verheeskade 25
2521 BE The Hague

Telephone (31 70) 315 6666
Facsimile (31 70) 315 6767

Singapore
168 Robinson Road #10-01
Capital Tower
Singapore 068912

Telephone (65) 6349 3333
Facsimile (65) 6349 4000

Receive your Annual Report electronically.
The BHP Billiton Limited Annual Reports (Concise Report and Combined Financial Statements) are also posted on the internet. Shareholders are encouraged to visit *www.bhpbilliton.com* to inspect the electronic version of the Annual Report and provide feedback to the Company.

The single parent entity financial statements of BHP Billiton Limited are available on the Company's website (*www.bhpbilliton.com*) and are available to shareholders on request free of charge.

Designed by Amanda Roach Design.
Photography by Anthony Bannister, Giles Barnard, Garth Oriander, Andrew Stevens, Graeme Williams and others.

BHP Billiton is a Dual Listed Company comprising BHP Billiton Limited and BHP Billiton Plc. The two entities continue to exist as separate companies but operate as a combined group known as BHP Billiton.

The headquarters of BHP Billiton Limited and the global headquarters of the combined BHP Billiton Group are located in Melbourne, Australia. BHP Billiton Plc is located in London, UK. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this Report the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the BHP Billiton Group as a whole.

The laws in Australia and the UK require us to adopt a different approach to reporting results. This Concise Report deals with the affairs of the BHP Billiton Group.

Throughout this Report, the terms BHP Billiton, the Company and the Group refer to the combined group, including both BHP Billiton Limited and subsidiary companies and BHP Billiton Plc and subsidiary companies. The term 'the merger' has a corresponding meaning.

Copies of the Annual Reports for BHP Billiton Plc and BHP Billiton Limited (Concise Report and Combined Financial Statements) can be found on *www.bhpbilliton.com*. Shareholders may also request a copy by telephoning 1300 656 780 (within Australia) or (61 3) 9649 5020 (from elsewhere).



www.bhpbilliton.com



COMBINED
FINANCIAL
STATEMENTS

Reach new markets

Seek out opportunities

Lead through innovation

bhpbilliton

BHP Billiton is a Dual Listed Company comprising BHP Billiton Limited and BHP Billiton Plc. The two entities continue to exist as separate companies but operate as a combined group known as BHP Billiton.

The headquarters of BHP Billiton Limited and the global headquarters of the combined BHP Billiton Group are located in Melbourne, Australia. BHP Billiton Plc is located in London, UK. Both companies have identical Boards of Directors and are run by a unified management team. Throughout this Report the Boards are referred to collectively as the Board. Shareholders in each company have equivalent economic and voting rights in the BHP Billiton Group as a whole.

The laws in Australia and the UK require us to adopt a different approach to reporting results. These Combined Financial Statements deal with the affairs of the BHP Billiton Group.

Throughout this Report, the terms BHP Billiton, the Company and the Group refer to the combined group, including both BHP Billiton Limited and subsidiary companies and BHP Billiton Plc and subsidiary companies. The term 'the merger' has a corresponding meaning.

Copies of the Annual Reports for BHP Billiton Plc and BHP Billiton Limited (Concise Report and Combined Financial Statements) can be found on *www.bhpbilliton.com*. Shareholders may also request a copy by telephoning 1300 656 780 (within Australia) or (61 3) 9649 5020 (from elsewhere).

The financial results of the BHP Billiton Group prepared in accordance with US Generally Accepted Accounting Principles (GAAP) are provided in the 'BHP Billiton Plc Annual Report 2005' (which is prepared in accordance with UK GAAP), or in the 2005 Annual Report of BHP Billiton Limited which will be filed on Form 20-F with the US Securities and Exchange Commission. The 'BHP Billiton Plc Annual Report 2005' and the 2005 Form 20-F will be provided to shareholders on request and free of charge and will be available on the BHP Billiton Group's website *www.bhpbilliton.com*.

BHP Billiton Limited. ABN 49 004 028 077. Registered in Australia. Registered office: 180 Lonsdale Street, Melbourne Victoria 3000 Australia.
BHP Billiton Plc. Registration Number 3196209. Registered in England and Wales. Registered office: Neathouse Place, London SW1V 1BH UK.

Contents

Statement of Financial Performance for the year ended 30 June 2005

	Notes	2005 US$M[a]	2004 US$M[a]
Revenue from ordinary activities			
Operating revenue	4	**29 649**	22 887
Non-operating revenue	4	**1 458**	626
	10	**31 107**	23 513
deduct			
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	5	**20 697**	17 084
		10 410	6 429
add			
Share of net profit of joint venture and associated entities accounted for using the equity method	10,18	**564**	223
		10 974	6 652
deduct			
Depreciation and amortisation	6	**1 994**	1 793
Borrowing costs	7	**499**	490
Profit from ordinary activities before income tax	10	**8 481**	4 369
deduct			
Income tax expense attributable to ordinary activities	9	**2 240**	870
Net profit		**6 241**	3 499
deduct			
Outside equity interests in net profit of controlled entities		**232**	96
Net profit attributable to members of the BHP Billiton Group		**6 009**	3 403
Non-owner transaction changes in equity			
Net exchange fluctuations on translation of foreign currency net assets and designated foreign currency interest bearing liabilities net of tax		**7**	48
Total direct adjustments to equity attributable to members of the BHP Billiton Group		**7**	48
Total changes in equity other than those resulting from transactions with owners	35	**6 016**	3 451
Basic earnings per share (US cents)	12	**98.1**	54.7
Diluted earnings per share (US cents)	12	**97.6**	54.5

(a) Financial information for 2005 and 2004 represents the financial performance of the BHP Billiton Group (Refer 'Dual Listed Companies Structure and Basis of Preparation of Financial Statements').

The accompanying notes form part of these financial statements.

Statement of Financial Position as at 30 June 2005

	Notes	2005 US$M[a]	2004 US$M[a]
Current assets			
Cash assets	36	**1 418**	1 818
Receivables	13	**3 490**	2 778
Other financial assets	14	**212**	167
Inventories	15	**2 542**	1 715
Other assets	16	**160**	176
Total current assets		**7 822**	6 654
Non-current assets			
Receivables	17	**619**	748
Investments accounted for using the equity method	18	**1 525**	1 369
Other financial assets	19	**97**	123
Inventories	20	**103**	45
Property, plant and equipment	21	**30 347**	20 945
Intangible assets	22	**513**	422
Deferred tax assets	9	**660**	502
Other assets	23	**424**	371
Total non-current assets		**34 288**	24 525
Total assets	10	**42 110**	31 179
Current liabilities			
Payables	24	**4 091**	2 590
Interest bearing liabilities	25	**1 500**	1 330
Tax liabilities		**842**	297
Other provisions and liabilities	26	**1 226**	810
Total current liabilities		**7 659**	5 027
Non-current liabilities			
Payables	27	**162**	177
Interest bearing liabilities	28	**9 626**	5 453
Deferred tax liabilities	9	**1 318**	1 053
Other provisions and liabilities	29	**4 981**	4 044
Total non-current liabilities		**16 087**	10 727
Total liabilities	10	**23 746**	15 754
Net assets		**18 364**	15 425
Equity			
Contributed equity – BHP Billiton Limited	30	**1 611**	1 851
Called up share capital – BHP Billiton Plc	30	**1 752**	1 752
Reserves	32	**638**	547
Retained profits	33	**14 022**	10 928
Total BHP Billiton interest		**18 023**	15 078
Outside equity interests	34	**341**	347
Total equity	35	**18 364**	15 425

[a] Financial information for 2005 and 2004 represents the financial position of the BHP Billiton Group (Refer 'Dual Listed Companies Structure and Basis of Preparation of Financial Statements').

The accompanying notes form part of these financial statements.

Statement of Cash Flows for the year ended 30 June 2005

	Notes	2005 US$M[a]	2004 US$M[a]
Cash flows related to operating activities			
Receipts from customers		**30 711**	23 372
Payments in the course of operations		**(20 083)**	(16 806)
Dividends received		**292**	238
Interest received		**79**	78
Borrowing costs (includes capitalised interest)		**(378)**	(370)
Operating cash flows before income tax		**10 621**	6 512
Income taxes paid		**(1 695)**	(1 337)
Net operating cash flows	36	**8 926**	5 175
Cash flows related to investing activities			
Purchases of property, plant and equipment		**(3 831)**	(2 589)
Exploration expenditure (includes capitalised exploration)		**(533)**	(454)
Purchases of investments and funding of joint ventures		**(42)**	(35)
Purchases of, or increased investment in, controlled entities and joint venture interests, net of their cash		**(6 198)**	–
Investing cash outflows		**(10 604)**	(3 078)
Proceeds from sale of property, plant and equipment		**155**	157
Proceeds from sale or redemption of investments		**227**	89
Proceeds from demerger, sale or partial sale of controlled entities, operations, joint venture and associated entities' interests, net of their cash		**675**	179
Net investing cash flows		**(9 547)**	(2 653)
Cash flows related to financing activities			
Proceeds from ordinary share issues		**66**	76
Proceeds from interest bearing liabilities		**5 754**	510
Repayment of interest bearing liabilities		**(1 975)**	(1 336)
Purchase of shares by ESOP trusts		**(47)**	(25)
Share repurchase scheme – BHP Billiton Limited		**(1 792)**	–
Dividends paid		**(1 404)**	(1 501)
Dividends paid to outside equity interests		**(238)**	(75)
Repayment of finance leases		**(22)**	(9)
Net financing cash inflows/(outflows)		**342**	(2 360)
Net (decrease)/increase in cash and cash equivalents		**(279)**	162
Cash and cash equivalents at beginning of financial year		**1 685**	1 531
Effect of foreign currency exchange rate changes on cash and cash equivalents		**(3)**	(8)
Cash and cash equivalents at end of financial year	36	**1 403**	1 685

[a] Financial information for 2005 and 2004 represents the cash flows of the BHP Billiton Group (Refer 'Dual Listed Companies Structure and Basis of Preparation of Financial Statements').

The accompanying notes form part of these financial statements.

Dual Listed Companies Structure and Basis of Preparation of Financial Statements

Merger terms

On 29 June 2001, BHP Billiton Limited (previously known as BHP Limited), an Australian listed company, and BHP Billiton Plc (previously known as Billiton Plc), a UK listed company, entered into a Dual Listed Companies (DLC) merger. This was effected by contractual arrangements between the Companies and amendments to their constitutional documents.

The effect of the DLC merger is that BHP Billiton Limited and its subsidiaries (the BHP Billiton Limited Group) and BHP Billiton Plc and its subsidiaries (the BHP Billiton Plc Group) operate together as a single economic entity (the BHP Billiton Group), with neither assuming a dominant role. Under the arrangements:

- the shareholders of BHP Billiton Limited and BHP Billiton Plc have a common economic interest in both Groups;

- the shareholders of BHP Billiton Limited and BHP Billiton Plc take key decisions, including the election of Directors, through a joint electoral procedure under which the shareholders of the two Companies effectively vote on a joint basis;

- BHP Billiton Limited and BHP Billiton Plc have a common Board of Directors, a unified management structure and joint objectives;

- dividends and capital distributions made by the two Companies are equalised; and

- BHP Billiton Limited and BHP Billiton Plc each executed a deed poll guarantee, guaranteeing (subject to certain exceptions) the contractual obligations (whether actual or contingent, primary or secondary) of the other incurred after 29 June 2001 together with specified obligations existing at that date.

If either BHP Billiton Limited or BHP Billiton Plc proposes to pay a dividend to its shareholders, then the other Company must pay a matching cash dividend of an equivalent amount per share to its shareholders. If either Company is prohibited by law or is otherwise unable to declare, pay or otherwise make all or any portion of such a matching dividend, then BHP Billiton Limited or BHP Billiton Plc will, so far as it is practicable to do so, enter into such transactions with each other as the Boards agree to be necessary or desirable so as to enable both Companies to pay dividends as nearly as practicable at the same time.

The DLC merger did not involve the change of legal ownership of any assets of BHP Billiton Limited or BHP Billiton Plc, any change of ownership of any existing shares or securities of BHP Billiton Limited or BHP Billiton Plc, the issue of any shares or securities or any payment by way of consideration, save for the issue by each Company of one special voting share to a trustee company which is the means by which the joint electoral procedure is operated. In addition, to achieve a position where the economic and voting interests of one share in BHP Billiton Limited and one share in BHP Billiton Plc were identical, BHP Billiton Limited made a bonus issue of ordinary shares to the holders of its ordinary shares.

Treatment of the DLC merger for accounting purposes

In accordance with the Australian Securities and Investments Commission (ASIC) Practice Note 71 'Financial Reporting by Australian Entities in Dual-Listed Company Arrangements', and an order issued by ASIC under section 340 of the Corporations Act 2001 on 2 September 2002, this annual financial report presents the financial results of the BHP Billiton Group as follows:

- Results for the years ended 30 June 2005 and 30 June 2004 are of the combined entity including both BHP Billiton Limited and its subsidiaries and BHP Billiton Plc and its subsidiaries;

- Results are presented in US dollars unless otherwise stated; and

- Results of the single parent entity, BHP Billiton Limited, are presented in note 48 to the financial statements.

The full single parent entity financial statements of BHP Billiton Limited are available on the Company's website (*www.bhpbilliton.com*) and are available to shareholders on request, free of charge.

Notes to Financial Statements

1 Statement of accounting policies

The financial report has been prepared as a general purpose financial report which complies with the requirements of the Corporations Act 2001, Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

Basis of accounting
Subject to the exceptions noted in the paragraphs below dealing with valuation of property, plant and equipment, the financial report is drawn up on the basis of historical cost principles.

The accounting policies have been consistently applied by all entities in the BHP Billiton Group and are consistent with those applied in the prior year.

Principles of consolidation
The financial report of the BHP Billiton Group includes the combination of BHP Billiton Limited, BHP Billiton Plc and their respective subsidiaries. Subsidiaries are entities controlled by either parent entity. Control generally exists where the parent owns a majority of voting rights in the subsidiary. The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. Where the BHP Billiton Group's interest is less than 100 per cent, the share attributable to outside shareholders is reflected in outside equity interests. The effects of all transactions between entities within the BHP Billiton Group have been eliminated.

Currency of presentation
All amounts are expressed in US dollars unless otherwise stated.

Intangible assets
Amounts paid for identifiable (patents, trademarks and licences) and unidentifiable (goodwill) intangible assets are capitalised and then amortised on a straight-line basis over the expected periods of benefit. Goodwill is amortised over its useful life, not exceeding 20 years, and unamortised balances are reviewed at each balance date to assess the probability of continuing future benefits.

On the subsequent disposal or termination of a previously acquired business, the profit or loss on disposal or termination is calculated after charging the amount of the unamortised balance of any goodwill capitalised.

Investments accounted for using the equity method
Investments in joint venture and associated entities are accounted for using the equity method of accounting. Under the equity method, the cost of the investment in joint venture and associated entities is adjusted by the BHP Billiton Group's proportionate share of the joint venture entity's net profit or loss.

Joint ventures
Joint venture entities
A joint venture entity is an entity in which the BHP Billiton Group holds a long-term interest and which is jointly controlled by the BHP Billiton Group and one or more other venturers. Decisions regarding the financial and operating policies essential to the activities, economic performance and financial position of that venture require the consent of each of the venturers that together jointly control the entity.

Joint venture operations
The BHP Billiton Group has certain contractual arrangements with other participants to engage in joint activities where all significant matters of operating and financial policy are determined by the participants such that the operation itself has no significant independence to pursue its own commercial strategy. These contractual arrangements do not create a joint venture entity due to the fact that these policies are those of the participants, not a separate entity carrying on a trade or business of its own.

The financial statements of the BHP Billiton Group include its share of the assets, liabilities and cash flows in such joint venture operations, measured in accordance with the terms of each arrangement, which is usually pro-rata to the BHP Billiton Group's interest in the joint venture operations.

Foreign currencies
The BHP Billiton Group's reporting and dominant functional currency is US dollars as this is the principal currency in which BHP Billiton Group companies operate.

Transactions denominated in foreign currencies (currencies other than the functional currency of the entity) are recorded using the exchange rate ruling at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward currency contract. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the Statement of Financial Position date and the gains or losses on retranslation are included in the Statement of Financial Performance, with the exception of foreign exchange gains or losses on foreign currency provisions for site restoration and rehabilitation which are capitalised in property, plant and equipment, and foreign exchange gains and losses on foreign exchange currency borrowings designated as a hedge of foreign currency net assets of self-sustaining operations.

Statements of Financial Performance of subsidiaries and joint venture operations which have functional currencies other than US dollars are translated to US dollars at average rates for the relevant reporting period, other than significant items which are translated at the rate at the date of the transaction. Assets and liabilities are translated at exchange rates prevailing at the relevant Statement of Financial Position date. Exchange variations resulting from the retranslation at closing rate of the net investment in such subsidiaries and joint venture operations, together with differences between their Statements of Financial Performance translated at average and closing rates, are shown as a movement in the exchange fluctuation account. Exchange differences arising on long-term foreign currency borrowings used to finance such investments, together with any related taxation effects, are also shown as a movement in the exchange fluctuation account. The balance of the exchange fluctuation account relating to a foreign operation that is disposed of, or partially disposed of, is transferred to retained profits in the year of disposal.

Sales revenue
Revenue from the sale of goods and disposal of other assets is recognised when persuasive evidence, usually in the form of an executed sales agreement, of an arrangement exists indicating there has been a transfer of risks and rewards to the customer, no further work or processing is required by the BHP Billiton Group, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectibility is reasonably assured. This is generally when title passes.

In the majority of sales for most commodities, sales agreements specify that title passes on the bill of lading date, which is the date the commodity is delivered to the shipping agent. Revenue is recognised on the bill of lading date. For certain sales (principally coal sales to adjoining power stations and diamond sales), title passes and revenue is recognised when the goods have been delivered.

In cases where the terms of the executed sales agreement allow for an adjustment to the sales price based on a survey of the goods by the customer (for instance an assay for mineral content), recognition of sales revenue is based on the most recently determined estimate product specifications.

Revenue is not reduced for royalties and other taxes payable from production.

Exploration, evaluation and development expenditure
Development expenditure, including deferred overburden removal costs, for both minerals and petroleum activities is capitalised.

In respect of minerals, exploration and evaluation expenditure is predominantly charged to the Statement of Financial Performance as incurred, in limited circumstances such expenditure is capitalised when:

- it is expected that the expenditure will be recouped by future exploitation or sale; and

- substantial exploration and evaluation activities have identified a mineral resource with sufficient certainty that permits a reasonable assessment of the existence of commercially recoverable reserves.

In respect of petroleum, exploration and evaluation expenditure is accounted for in accordance with the successful efforts method on an area-of-interest basis where:

- significant exploration licence acquisition costs are capitalised and amortised over the term of the licence, except for costs in new unexplored areas which are expensed as incurred;

- administrative costs that are not directed to a specific area-of-interest are expensed in the year in which they are incurred;

- all other exploration and evaluation expenditure is charged against the Statement of Financial Performance except where the expenditure relates to an area-of-interest and it is expected that the expenditure will be recouped by future exploitation or sale, or, at Statement of Financial Position date exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of commercially recoverable reserves, in which case the expenditure is capitalised as property, plant and equipment;

- exploratory wells that find oil or gas in an area requiring major capital expenditure before production can begin are continually evaluated to assure that commercial quantities of reserves have been found or that additional exploration work is underway or planned. To the extent it is considered that the relevant expenditure will not be recovered, it is written off; and

- when proved reserves of oil or gas are determined and development is sanctioned and completed, the relevant expenditure, together with related development expenditure, is amortised on a unit of production basis.

Deferred overburden removal costs
Stripping ratios are a function of the quantity of ore mined compared with the quantity of overburden, or waste, required to be removed to mine the ore. Deferral of costs to the Statement of Financial Position is made, where appropriate, when actual stripping ratios vary from average stripping ratios. Deferral of costs to the Statement of Financial Position is not made where ore is expected to be evenly distributed.

Costs, which have previously been deferred to the Statement of Financial Position (deferred overburden removal costs), are included in the Statement of Financial Performance on a units of production basis utilising average stripping ratios. Changes in estimates of average stripping ratios are accounted for prospectively from the date of the change.

As it is not possible to separately identify cash inflows relating to deferred overburden removal costs, such assets are grouped with other assets of an operation for the purposes of undertaking impairment assessments, where necessary, based on future cash flows for the operation as a whole.

Research and development expenditure
Expenditure for research is included in the Statement of Financial Performance as incurred on the basis that continuing research is part of the overall cost of being in business. To the extent that future benefits deriving from development expenditure are expected beyond any reasonable doubt to exceed such expenditure, these costs are capitalised and amortised over the period of expected benefit.

Borrowing costs
Borrowing costs are generally expensed as incurred except where they relate to the financing of construction or development of assets requiring a substantial period of time to prepare for their intended future use. Borrowing costs are capitalised up to the date when the asset is ready for its intended use. The amount of borrowing costs capitalised (gross of tax) for the period is determined by applying the interest rate applicable to appropriate borrowings outstanding during the period to the average amount of accumulated expenditure for the assets during the period.

Property, plant and equipment
Valuation in financial statements
Property, plant and equipment has been recorded at cost.

Recoverable amounts of non-current assets
All non-current assets are reviewed at least annually to determine whether their carrying amounts require write-down to recoverable amounts. Assets are reviewed more regularly if an event or change in circumstances indicates that the carrying amount of an asset may not be recoverable. If the asset is determined to be impaired, an impairment loss will be recorded and the asset written down, based on the amount by which the asset carrying amount exceeds the higher of net realisable value and estimated recoverable amount. Estimated recoverable amount is determined by discounting expected future cash flows using a risk-adjusted pre-tax discount rate appropriate to the risks inherent in the asset. Future cash flows are estimated based on expected production and sales volumes, commodity prices (considering current and historical prices, price trends and related factors), recoverable reserves, operating costs, reclamation costs and capital costs. These estimates are subject to risk and uncertainty, hence there is a possibility that changes in

1 Statement of accounting policies continued

circumstances will alter these projections, which may impact the recoverability of these assets.

Current values of land and buildings
The current value of land is determined mainly by reference to rating authority valuations or cost for recent acquisitions, except where land is an integral part of a producing asset with no significant value beyond such use, in which case book value is used. The current value of buildings is based primarily on depreciated replacement value. Buildings which are integral parts of producing plant are classified as plant and equipment and accordingly excluded from this valuation.

Disposals
Disposals are taken to account in profit/(loss) from ordinary activities. Where they represent the sale or abandonment of a significant business or all of the assets associated with such a business, they are treated as significant items.

Mineral rights
Mineral rights acquired by the BHP Billiton Group are accounted for at cost with provisions made where impairments in value have occurred. Exploitable mineral rights are capitalised and depreciated from commencement of production over the production life of the asset.

Mineral leases
The BHP Billiton Group's mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules.

Depreciation of property, plant and equipment
The carrying amount of property, plant and equipment (including the original capital expenditure and any subsequent capital expenditure) is depreciated to its estimated residual value over the useful economic lives of the specific assets concerned or the life of the mine or lease, if shorter. The major categories of property, plant and equipment are depreciated on a units of production and/or straight-line basis as follows:

- Buildings — 25 to 50 years straight-line
- Freehold land — not depreciated
- Plant, machinery and equipment — 4 to 30 years straight-line
- Mineral rights — based on the estimated life of reserves on a units of production basis
- Exploration, evaluation and development expenditure of minerals assets and other mining assets — over the life of the proven and probable reserves on a units of production basis
- Petroleum interests — over the life of the proved developed oil and gas reserves on a units of production basis
- Leasehold land and buildings — over the life of the lease up to a maximum of 50 years
- Vehicles — 3 to 5 years straight-line
- Capitalised leased assets — up to 50 years or life of lease, whichever is shorter
- Computer systems — up to 8 years straight-line

Changes in estimates are accounted for over the estimated remaining economic life or the remaining commercial reserves as applicable.

Leased assets
Assets held under leases which result in the BHP Billiton Group receiving substantially all the risks and rewards of ownership of the asset (finance leases) are capitalised as property, plant and equipment at the estimated present value of the minimum lease payments.

The corresponding finance lease obligation is included within interest bearing liabilities. The interest element is allocated to accounting periods during the lease term to reflect a constant rate of interest on the remaining balance of the obligation for each accounting period.

Operating lease assets are not capitalised and rental payments are generally included in the Statement of Financial Performance on a straight-line basis over the lease term. Provision is made for future operating lease payments in relation to surplus lease space when it is first determined that the space will be of no probable future benefit. Operating lease incentives are recognised as a liability when received and subsequently reduced by allocating lease payments between rental expense and the liability.

Other financial assets
Non-current other financial assets are stated individually at cost less provision for impairments.

Current other financial assets are recorded at the lower of cost and net realisable value and dividends are included in the Statement of Financial Performance on a receivable basis. Interest is included in the Statement of Financial Performance on an accrual basis. In determining net realisable values, market values are used in the case of listed investments and Directors' estimates are used in the case of unlisted investments.

Inventories
Inventories, including work in progress, are valued at the lower of cost and net realisable value. Cost is determined primarily on the basis of average costs. In some cases, the first-in-first-out method or actual cost is used. For processed inventories, cost is derived on an absorption costing basis. Cost comprises cost of purchasing raw materials and cost of production, including attributable mining and manufacturing overheads.

Taxation
Tax-effect accounting is applied in respect of income tax and resource rent tax. Deferred tax liabilities, the provision for resource rent tax (non-current liabilities) and deferred tax assets (non-current assets) represent the tax effect of timing differences which arise from the recognition in the financial statements of items of revenue and expense in periods different to those in which they are assessable or allowable for income tax or resource rent tax purposes.

Income taxes have not been provided on undistributed overseas earnings of controlled entities to the extent the earnings are intended to remain indefinitely invested in those entities.

Deferred tax is not recognised on the difference between the carrying amounts and fair value of non-monetary assets arising on acquisitions or purchased fixed assets which have subsequently been revalued unless there is a binding agreement to sell such an asset and the gain or loss expected to arise has been recognised.

Future income tax and capital gains tax benefits in respect of losses incurred by BHP Billiton Group companies together with carried forward resource rent tax benefits are included in the Statement of Financial Performance where realisation of the benefits is considered to be virtually certain. In so doing it is recognised that the realisation of the benefits will depend upon:

(a) an expectation that legislation will not change in a manner which would adversely affect the ability of the companies concerned to realise the benefits;

(b) the ability of the companies concerned to comply with the conditions for deductibility imposed by law; and

(c) the ability of the companies concerned to derive future assessable income of a nature and of sufficient amount to enable the benefits to be realised, or to transfer tax losses to related companies.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply when the timing differences are expected to reverse.

Capital gains tax, if applicable, is provided for in establishing period income tax expense when an asset is sold.

Tax consolidation
During the year ended 30 June 2004, the Group elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government.

As a consequence, and in accordance with Urgent Issues Group Abstract 52, the head entity in each of the tax consolidated groups recognises current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entities in that group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising from its own transactions, events and balances. Entities within a tax consolidated group enter into a tax sharing agreement and tax contribution agreement with the head entity of each tax consolidated group. Amounts receivable or payable under a tax sharing and contribution agreement with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. Expenses and revenues arising under the tax contribution agreement are recognised as a component of income tax expense or revenue.

Upon initial implementation, the deferred tax balances in relation to a wholly-owned entity joining each tax consolidated group are measured as if it were a stand alone entity and essentially this method of calculating the contribution requires calculation of the tax as if the entity had not been a member of the tax consolidated group, with one exception. The deferred tax balances relating to assets that have their tax values reset on joining a tax consolidated group are remeasured based on the carrying amount of those assets at a tax consolidated group level and their reset tax values. The remeasurement adjustments to these deferred tax balances are recognised in the consolidated financial statements as income tax expense or revenue.

Provision for employee benefits
Provision is made in the financial statements for all employee benefits, including on-costs. In relation to industry-based long service leave funds, the BHP Billiton Group's share of receivables and payables, including obligations for funding shortfalls, have been recognised.

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other creditors or provision for employee benefits in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with annual leave above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Employee share awards
The estimated cost of share awards made by the BHP Billiton Group is charged to the Statement of Financial Performance over the period from grant date to the date of expected vesting (where there are no performance hurdles) or the performance period, as appropriate. The accrued employee entitlement is recorded as an equal credit to the Employee Share Awards reserve. The estimated cost of awards is based on the market value of shares at the grant date (in the case of Long Term Incentive Plan Performance Shares, Group Incentive Scheme Performance Shares, Performance Rights, the Bonus Equity Plan, the Restricted Share Scheme and Co-Investment Plan) or the intrinsic value of options awarded (being the difference between the exercise price and the market price at the date of granting the award), adjusted to reflect the impact of performance conditions, where applicable.

Where awards are satisfied by on-market purchases, the cost of acquiring the shares is carried in the Employee Share Awards reserve, and any difference between the cost of awards and the consideration paid to purchase shares on-market is transferred to retained earnings when the shares vest to the employees unconditionally. In addition, the assets and liabilities of Employee Share Ownership Plan trusts utilised by the BHP Billiton Group to hold shares for employee remuneration schemes are consolidated.

Superannuation, pensions and other post-retirement benefits
The BHP Billiton Group operates or participates in a number of pension (including superannuation) schemes throughout the world. The funding of the schemes complies with local regulations. The assets of the schemes are generally held separately from those of the BHP Billiton Group and are administered by trustees or management

1 Statement of accounting policies continued

boards. For schemes of the defined-contribution type or those operated on an industry-wide basis, where it is not possible to identify assets attributable to the participation by the BHP Billiton Group's employees, the pension charge is calculated on the basis of contributions payable.

For defined benefit schemes, the cost of providing pensions is charged to the Statement of Financial Performance so as to allocate the cost systematically over the employees' service lives on the basis of independent actuarial advice. This is consistent with the principles of the UK Statement of Standard Accounting Practice (SSAP) 24 'Accounting for Pension Costs'. This basis of measurement takes into account the performance of scheme assets and changes in the funded status of each scheme, to the extent that deficits represent a legal or constructive obligation of the Group to its employees and that surpluses are recoverable by the Group over the expected remaining service lives of employees. A pension liability or asset is consequently recognised in the Statement of Financial Position to the extent that the contributions payable either lag or precede expense recognition. The liability or asset therefore represents those funding deficits or surpluses together with changes in the funding status of the schemes that will be recognised in the Statement of Financial Performance in future periods.

Certain BHP Billiton Group companies provide post-retirement medical benefits to qualifying employees. In some cases the benefits are provided through medical care schemes to which the company, the employees, the retirees and covered family members contribute. In some schemes there is no funding of the benefits before retirement. For the unfunded schemes and for funded schemes, where it is possible to identify assets that are attributable to current and future retirees of the BHP Billiton Group companies, the cost of providing the post-retirement benefits is charged to the Statement of Financial Performance so as to allocate the cost systematically over the employees' service lives on the basis of independent actuarial advice, in a manner similar to that applied for defined benefit pension schemes. For other funded schemes the charge to the Statement of Financial Performance is calculated on the basis of premiums payable.

Provision for restoration and rehabilitation
BHP Billiton Group companies are generally required to restore mines, oil and gas facilities and processing sites, either during or at the end of their producing lives to a condition acceptable to the relevant authorities and consistent with the BHP Billiton Group's environmental policies.

The expected cost of any approved decommissioning or restoration programme, discounted to its net present value, is provided when the related environmental disturbance occurs, based on the BHP Billiton Group's interpretation of environmental and regulatory requirements and its own environmental policies where these are more stringent and this has created an obligation on the BHP Billiton Group. The cost is capitalised where it gives rise to future benefits, whether the rehabilitation activity is expected to occur over the life of the operation or at the time of closure. The capitalised cost is amortised over the life of the operation and the increase in the net present value of the provision is included in borrowing costs. Expected decommissioning and restoration costs are based on the estimated current cost of detailed plans prepared for each site. Where there is a change in the expected decommissioning and restoration costs, an

adjustment is recorded against the carrying value of the provision and any related asset, and the effect is then recognised in the Statement of Financial Performance on a prospective basis over the remaining life of the operation.

The provisions referred to above do not include any amounts related to remediation costs associated with unforeseen circumstances. Such costs are recognised where environmental contamination as a result of oil and chemical spills, seepage or other unforseen events give rise to a loss which is probable and reliably estimable.

The cost of other activities to prevent and control pollution and to rehabilitate the environment that is not included in provisions is charged to the Statement of Financial Performance as incurred.

Financial instruments
The BHP Billiton Group is exposed to changes in interest rates, foreign currency exchange rates and commodity prices and, in certain circumstances, uses derivative financial instruments (including cash settled commodity contracts) to hedge these risks.

When undertaking risk mitigation transactions, hedge accounting principles are applied, whereby derivatives are matched to the specifically identified commercial risks being hedged. These matching principles are applied to both realised and unrealised transactions. Derivatives undertaken as hedges of anticipated transactions are recognised when such transactions are recognised. Upon recognition of the underlying transaction, derivatives are valued at the appropriate market spot rate.

When an underlying transaction can no longer be identified, gains or losses arising from a derivative that has been designated as a hedge of that transaction will be included in the Statement of Financial Performance whether or not such derivative is terminated.

When a hedge is terminated, the deferred gain or loss that arose prior to termination is:

(a) deferred and included in the measurement of the anticipated transaction when it occurs; or

(b) included in the Statement of Financial Performance where the anticipated transaction is no longer expected to occur.

The premiums paid on interest rate options and foreign currency put and call options are included in other assets and are deferred and included in the settlement of the underlying transaction.

Use of estimates
The preparation of the BHP Billiton Group's financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported revenue and costs during the period. On an ongoing basis, management evaluates its estimates and judgements in relation to assets, liabilities, contingent liabilities, revenue and costs. Management bases its estimates and judgements on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

1 Statement of accounting policies continued

Rounding of amounts
Amounts in this financial report have, unless otherwise indicated, been rounded to the nearest million dollars.

Comparatives
Where applicable, comparatives have been adjusted to disclose them on a comparable basis with current period figures.

Amounts owing to joint venture participants of US$196 million at 30 June 2004 were reclassified from current payables to current interest bearing liabilities to better reflect the funding nature of these amounts.

Exchange rates
The following exchange rates against the US dollar have been utilised in these financial statements:

	Average 2005	Average 2004	As at 30 June 2005	As at 30 June 2004
Australian dollar (a)	0.75	0.71	0.76	0.69
Brazilian real	2.73	2.94	2.36	3.11
Canadian dollar	1.25	1.35	1.23	1.35
Chilean peso	595	634	579	637
Colombian peso	2 454	2 779	2 329	2 699
South African rand	6.21	6.89	6.67	6.27
Euro	0.79	0.84	0.83	0.83
UK pound sterling	0.54	0.58	0.55	0.56

(a) Displayed as US$ to A$1 based on common convention.

2 Significant items

Individually significant items (before outside equity interests) included within the BHP Billiton Group's net profit are detailed below.

Year ended 30 June 2005	Gross US$M	Tax US$M	Net US$M
Significant items by category			
Sale of equity interest in North West Shelf Project	56	–	56
Sale of Laminaria and Corallina	134	(10)	124
Disposal of Chrome operations	142	(6)	136
Restructuring provisions	(79)	23	(56)
Provision for termination of operations	(266)	80	(186)
Closure plans	(121)	17	(104)
Total by category	**(134)**	**104**	**(30)**
Significant items by Customer Sector Group			
Petroleum	190	(10)	180
Base Metals	(30)	(4)	(34)
Carbon Steel Materials	(285)	80	(205)
Energy Coal	(93)	27	(66)
Diamonds and Specialty Products	(6)	1	(5)
Stainless Steel Materials	137	(5)	132
Group and unallocated items	(47)	15	(32)
Total by Customer Sector Group	**(134)**	**104**	**(30)**

Sale of equity interest in North West Shelf Project
During the year ended 30 June 2005, BHP Billiton sold an equity participation in the North West Shelf (NWS) Project to China National Offshore Oil Corporation (CNOOC). CNOOC purchased an interest in a new joint venture that is being established within the NWS Project to supply LNG to the Guangdong LNG Project in China. CNOOC will acquire title to approximately 5.8 per cent of current NWS Project gas reserves and rights to process its gas and associated LPG and condensate through NWS venture offshore and onshore infrastructure. CNOOC paid each joint venture partner US$59 million resulting in a profit on sale of US$56 million (no tax effect).

Sale of Laminaria and Corallina
In January 2005, the Group disposed of its interest in the Laminaria and Corallina oil fields to Paladin Resources plc. Proceeds on the sale were US$130 million resulting in a profit before tax of US$134 million (US$10 million tax expense).

Disposal of Chrome operations
Effective 1 June 2005, BHP Billiton disposed of its economic interest in the majority of its South African chrome business to the Kermas Group. The total proceeds on the sale were US$421 million, resulting in a profit of US$127 million (US$1 million tax expense) in accordance with

2 Significant items continued

Australian GAAP. In addition, the Group sold its interest in the Palmiet chrome business to Mogale Alloys in May 2005 for proceeds of US$12 million, resulting in a profit of US$15 million (US$5 million tax expense).

The BHP Billiton share of profit before tax on disposal of the Chrome operations is US$90 million (US$4 million tax expense), whilst the minority interest in the profit after tax of the disposal was US$50 million.

Restructuring provisions
The Group is required to record a charge against earnings in respect of restructuring certain operations. This totalled US$79 million (US$56 million after tax) and related to a charge of US$50 million (US$15 million tax benefit) in respect of restructuring associated with the acquisition of WMC in June 2005 primarily relating to redundancy and termination costs, office closures and termination of previous contractual arrangements, and a charge of US$29 million (US$8 million tax benefit) for other restructurings, primarily for redundancies at Ingwe (South Africa).

Provision for termination of operations
The Group decided to decommission the Boodarie Iron (Australia) operations and a charge of US$266 million (US$80 million tax benefit) relating to termination of the operation was recognised. The charge primarily relates to settlement of existing contractual arrangements, plant decommissioning, site rehabilitation, redundancy and other closure related costs/charges associated with the closure.

Closure plans
As part of the Group's regular review of decommissioning and site restoration plans, the Group reassessed plans in respect of certain closed operations. A total charge of US$121 million (US$104 million after tax) was recorded and included a charge of US$73 million (US$21 million tax benefit) for closed mines at Ingwe (South Africa) in relation to revision of the Group's assessed rehabilitation obligation, predominantly resulting from revised water management plans, and a charge of US$48 million (US$4 million tax expense) in relation to other closed mining operations.

Year ended 30 June 2004	Gross US$M	Tax US$M	Net US$M
Significant items by category			
Introduction of tax consolidation regime in Australia	–	267	267
Litigation settlement	66	(18)	48
US and Canadian taxation deductions	–	238	238
Closure plans	(534)	22	(512)
Total by category	**(468)**	**509**	**41**
Significant items by Customer Sector Group			
Petroleum	66	(18)	48
Base Metals	(482)	11	(471)
Stainless Steel Materials	(10)	3	(7)
Group and unallocated items	(42)	513	471
Total by Customer Sector Group	**(468)**	**509**	**41**

Introduction of tax consolidation regime in Australia
During the year ended 30 June 2004, BHP Billiton elected to consolidate its Australian subsidiaries under the Australian tax consolidation regime, as introduced by the Australian Federal Government. Under the transitional rules, the Group chose to reset the tax cost base of certain depreciable assets which will result in additional tax depreciation over the lives of these assets. This resulted in the restatement of deferred tax balances and a tax benefit of US$267 million being recorded in accordance with Urgent Issues Group Abstract 52.

Litigation settlement
In December 2003, BHP Billiton announced that it was part of a consortium that had reached a settlement with Dalmine SpA with respect to a claim brought against Dalmine in April 1998. The claim followed the failure of an underwater pipeline installed in 1994 in the Liverpool Bay area of the UK continental shelf. As a result of the settlement, BHP Billiton recorded a gain of US$66 million, before tax expense of US$18 million.

US and Canadian taxation deductions
During the year ended 30 June 2004, the level of certainty regarding potential benefits arising from prior period taxation deductions and foreign tax credits available in the US and Canada increased to the extent that some of the provisions against deferred tax assets established in prior years were no longer necessary. This was a result of higher income generation, changes in legislation and effective utilisation of tax credits during the year, along with increasing confidence regarding the ability to realise benefits in the future. Accordingly, the Group recorded a tax benefit of US$238 million.

Closure plans
During the year ended 30 June 2004, the Group refined its plans in relation to certain closed operations. In relation to the Group's Southwest Copper business in the US, this resulted in a charge of US$425 million resulting from a re-estimation of short-term closure costs and the inclusion of residual risks, longer-term water management and other costs, and an increase in the residual value of certain assets. Additionally, at other closed sites a charge of US$109 million (before a tax benefit of US$22 million) was recorded, mainly in relation to the Island Copper mine, the Newcastle Steelworks and the Selbaie copper mine. Accordingly, the Group has recorded a net after-tax loss of US$512 million. Refer note 29.

3 Acquired operations

On 3 June 2005 the BHP Billiton Group obtained control of WMC Resources Ltd (WMC) with acceptance for 76.25 per cent of the equity shares. On 17 June the BHP Billiton Group had acquired more than 90 per cent of the equity shares in WMC, which triggered the compulsory acquisition of all remaining shareholdings. Payment for 100 per cent ownership was completed on 2 August. WMC was acquired for a total cash consideration of US$7 229 million made up of a price of A$7.85 per share plus acquisition related costs.

WMC was one of Australia's leading resource companies. WMC's major assets are:

- the Olympic Dam copper/uranium/gold mine and related treatment plants located in South Australia;

- an integrated nickel mining, refining and smelting business with operations in Western Australia;

- The Queensland Fertilizer Operations (QFO) which consists of an integrated phosphate mine and ammonium phosphate fertiliser production facility; and

- the Corridor Sands mineral sands project in Mozambique.

Olympic Dam produces copper, uranium, gold and silver. It is the fourth largest copper reserve, the fourth largest gold reserve and the largest uranium reserve in the world, and is the largest underground mine in Australia. Olympic Dam consists of an underground mine and a mineral processing plant, smelter and refinery with associated supporting infrastructure. Copper and uranium sales are the major revenue stream for Olympic Dam. Gold and silver are also mined and sold. Uranium oxide concentrate is sold under long-term contracts with major international power companies.

The WMC nickel operations consist of ore treatment facilities at Kambalda, mining and milling operations at Mt Keith and Leinster, a nickel smelter in Kalgoorlie and a refinery in Kwinana. WMC purchases nickel ore from a variety of mines for processing through the treatment facility at Kambalda. Kambalda concentrate is transported to the nickel smelter at Kalgoorlie. Mt Keith is a large open-cut mine where ore is mined and the concentrate transported to Leinster for drying. Leinster comprises both underground and open-cut mines as well as treatment and drying facilities. Blended concentrate from Leinster and Mt Keith is transported to the smelter. The smelter processes the concentrate received and produces nickel matte, of which the majority is further processed at the Kwinana refinery to produce high purity nickel briquettes, nickel powder and other nickel intermediate products. The nickel concentrate, matte and metal production is exported to Asia, Europe and North America and is principally used in making stainless steels.

WMC's fertiliser operations consists of QFO, which is an ammonium phosphate manufacturing facility with distribution and marketing operations, and a one-third investment in Hi-Fert, which distributes and markets fertiliser products. QFO produces and markets di-ammonium phosphate and mono-ammonium phosphate. The QFO includes a sulphuric acid plant at Mt Isa, a mining operation and fertiliser plant at Phosphate Hill and storage and port facilities at Townsville. The finished product is distributed in Australia by Incitec Pivot, Hi-Fert, Summitt and Impact, and by Cargill internationally under a marketing agreement. Hi-Fert procures, markets and distributes all major fertilisers into eastern Australia and is the second largest distributor to that region. Hi-Fert owns patented coating technology that it uses to provide value-added products including zinc and sulphur-coated products.

WMC's Corridor Sands mineral sands project is located in Mozambique and is expected to culminate in an integrated mining, concentration and smelting operation to produce titanium dioxide slag. Titanium dioxide feedstocks are used to produce pigments, titanium metal and other specialist products.

BHP Billiton expects the acquisition of WMC to provide a number of benefits. These include the following:

- WMC's nickel business comprises an outstanding set of assets, in terms of operating capability, country risk, scale and environmental standards, which complements BHP Billiton's existing nickel business. The combined business will have a range of operations, products and technologies that will provide a robust and flexible platform for further growth.

- BHP Billiton now operates two of the world's four largest copper deposits. BHP Billiton's track record in developing and operating Escondida, the world's largest copper mine, will allow the Group to maximise the value of the large, long-life Olympic Dam resource base.

- BHP Billiton is now a major producer of uranium with the largest resource base in the world. Uranium is an important energy source in an increasingly energy intensive world. Not only is this valuable on a stand-alone basis, but it complements BHP Billiton's existing energy portfolio of oil, gas and coal.

- BHP Billiton can maximise synergies in the nickel and copper business, marketing and other corporate functions. BHP Billiton will eliminate duplicate functions by using the proven systems and processes that were successfully used following the BHP Billiton merger in 2001.

3 Acquired operations continued

The following table details the fair value of the net assets acquired:

	Book value US$M	Adjustment for accounting policies US$M	Provisional fair value adjustments US$M	Provisional fair value US$M
Cash assets	396	–	–	396
Receivables	444	–	(162)	282
Inventories	520	(21)	116	615
Investments accounted for using the equity method	33	–	(8)	25
Property, plant and equipment	4 428	–	2 708	7 136
Other assets	84	–	(1)	83
Current liabilities	(477)	(5)	35	(447)
Non-current liabilities	(1 454)	(42)	452	(1 044)
Net assets acquired	3 974	(68)	3 140	7 046
Goodwill				183
Total cost of acquisition				7 229

Total cost of acquisition satisfied by the following consideration:	
Cash paid	6 594
Cash payable	635
	7 229

The book values included in the table above are the Australian dollar values of WMC assets and liabilities acquired converted to US dollars at the acquisition day rate of 0.7556.

Due to the complexity and timing of this acquisition, the fair values currently established are provisional and are subject to review during the year ended 30 June 2006.

The material provisional fair value adjustments principally relate to:

· Property, plant and equipment reflecting the fair value of mineral assets, together with revaluation of property, plant and equipment representing replacement cost and estimated remaining useful lives;

· Investments have been revalued to reflect current market values;

· An upward revaluation of inventory balances held at Olympic Dam and nickel operations. This is a result of the fair value principles applying where the fair value is broadly defined as selling prices less costs to sell, less a reasonable profit margin for the selling effort of the acquirer. Essentially this results in a 'sales price' being applied to value inventory as opposed to the cost recorded in the acquirer's balance sheet. As a result of this treatment, sales margins have been recognised in advance of the inventory being sold external to the Group. When the inventory on hand at the date of acquisition is subsequently sold external to the Group, effectively no margin will be realised;

· Debtors and creditors have been revalued to reflect the expected timing and amount of settlements. External fixed rate debt and derivative financial instruments have been revalued to reflect current market terms. Deferred gains and losses relating to commodity price and foreign currency hedging arrangements have been de-recognised;

· Provisions include the recognition of accumulated unfunded pension liabilities; and

· Deferred tax asset and liability balances have been adjusted to take into account revised fair values for book purposes and resetting of tax bases as a result of the acquisition, where applicable. Deferred tax balances relating to tax losses have been adjusted where it is not virtually certain that the Group will be able to utilise the losses.

A number of the revaluation adjustments have resulted in policy alignment with BHP Billiton accounting policies and relate to:

· BHP Billiton policy in respect of decommissioning, site restoration and environmental rehabilitation provisions requires that the present value of estimated future costs of rehabilitation of operating sites is capitalised where it gives rise to future benefits and amortised over the life of the operation. Additional provisions have been raised in accordance with this policy.

· Under BHP Billiton's accounting policies, mined ore stocks held underground are not recorded as inventory until the ore is brought above ground. Accordingly, underground stocks held by WMC at the date of acquisition have been adjusted to a value of nil.

At the date of acquisition, the application of BHP Billiton policy will result in WMC adopting the US dollar as the functional currency for the majority of its operations. The provisional fair values for non-monetary items in US dollars included in the table above will represent the acquisition historical rate for WMC by BHP Billiton. The treatment of foreign currencies is detailed in the Accounting Policies section of these financial statements.

Since the acquisition, WMC cash flows have contributed US$16 million to the Group's net operating cash flows, US$50 million to net investing cash outflows and US$2 million to net financing cash inflows.

3 Acquired operations continued

The unaudited Summarised Statement of Financial Performance of WMC for the period 1 January 2005 to 3 June 2005 prepared in accordance with the accounting policies applicable to WMC for that period prior to acquisition by BHP Billiton were as follows:

Summarised Statement of Financial Performance for the period 1 January 2005 to 3 June 2005

	US$M
Revenue from ordinary activities	**1 322**
Profit from ordinary activities before income tax	**394**
Income tax expense attributable to ordinary activities	**(108)**
Net profit	**286**
Net exchange differences recognised directly to equity	**2**
Total changes in equity other than those resulting from transactions with owners	**288**

The amounts included in the table above are the Australian dollar values converted to US dollars at an average rate for the period of A$1 = US$0.7739.

Statement of Financial Performance for the year ended 31 December 2004
For the year ended 31 December 2004, WMC reported an audited post-tax profit of A$1 327 million (US$977 million) prepared in accordance with the accounting policies used by WMC for the financial year to 31 December 2004.

4 Revenue from ordinary activities

	2005 US$M	2004 US$M
Operating revenue		
Sale of goods [(a)]	**28 805**	22 123
Rendering of services	**844**	764
Total operating revenue	**29 649**	22 887
Non-operating revenue		
Interest income	**99**	73
Discounting on assets	**8**	5
Exchange differences on cash assets	**9**	5
Interest revenue	**116**	83
Dividend income	**37**	35
Proceeds from sales of non-current assets	**472**	277
Proceeds from sales of operations	**563**	–
Other income	**270**	231
Total non-operating revenue	**1 458**	626

[(a)] Cost of goods sold for the BHP Billiton Group was US$17 012 million (2004: US$14 279 million).

Notes to Financial Statements continued

5 Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs

	2005 US$M	2004 US$M
Changes in inventories of finished goods and work in progress	(232)	(184)
Raw materials and consumables used	4 015	3 116
External services (including transportation)	4 802	3 450
Third party commodity purchases	6 329	5 837
Employee benefits expense [a]	2 652	2 177
Net book value of non-current assets sold	304	176
Net book value of operations sold	287	–
Diminution in value of non-current assets	16	116
Resource rent taxes	498	432
Rental expense in respect of operating leases [b]	232	172
Government royalties paid and payable [c]	629	421
Royalties other	87	36
Other	1 078	1 335
Total expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	**20 697**	17 084

[a] Includes US$122 million (2004: US$96 million) for employee share awards.
[b] Represents minimum lease payments.
[c] Includes amounts paid or payable to Australian governments of US$446 million (2004: US$262 million) and to other governments of US$183 million (2004: US$159 million).

6 Depreciation and amortisation

	2005 US$M	2004 US$M
Depreciation relates to		
Buildings	135	122
Plant, machinery and equipment	1 417	1 299
Mineral rights and other mineral assets	266	188
Exploration, evaluation and development expenditure	128	131
Capitalised leased assets	4	9
Total depreciation	1 950	1 749
Amortisation relates to		
Goodwill	44	44
Total amortisation	44	44
Total depreciation and amortisation	**1 994**	1 793

7 Borrowing costs

	2005 US$M	2004 US$M
Borrowing costs paid or due and payable		
On interest bearing liabilities	379	365
On finance leases	6	2
Total borrowing costs	385	367
deduct		
Amounts capitalised (a)	85	97
	300	270
add		
Discounting on provisions and other liabilities	175	111
Exchange differences on Group borrowings (b)	24	109
Borrowing costs charged against net profit from ordinary activities	**499**	490

(a) Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average borrowing cost of the Group's interest bearing liabilities. The capitalisation rate was 4.6 per cent (2004: 4.6 per cent).

(b) Exchange differences primarily represent the effect on borrowings of the movement in the South African rand against the US dollar.

8 Other profit and loss items

	2005 US$M	2004 US$M
Net profit before tax from ordinary activities is after crediting the following items:		
Profits from sales of		
Investments	43	6
Property, plant and equipment	130	98
Operations	276	–
Net movement in the doubtful debts provision in respect of		
Trade receivables	–	1
Sundry receivables	2	5
Reversals of impairment losses	–	95
Net profit before tax from ordinary activities is after charging the following items:		
Losses from sales of		
Property, plant and equipment	5	3
Diminution in value of		
Investments	–	3
Property, plant and equipment (excluding depreciation)	14	61
Exploration, evaluation and development expenditures		
Incurred and expensed in current period	351	284
Previously capitalised, written off as unsuccessful or abandoned	2	52
Net foreign exchange loss		
Borrowings	24	109
Other	103	65
Bad debts written off in respect of		
Sundry receivables	1	1
Research and development costs before crediting related grants	33	19
Material transfers to/(from) provision for		
Resource rent tax	34	30
Employee benefits	408	391
Restoration and rehabilitation	331	791
Restructuring	283	(29)
Post-retirement benefits	48	62

8 Other profit and loss items continued

	2005 US$M	2004 US$M
Remuneration of auditors		
Audit fees payable by the BHP Billiton Group to:		
Auditors of the BHP Billiton Group [a]		
KPMG	**10.087**	7.751
PricewaterhouseCoopers	**0.577**	0.537
Total audit fees	**10.664**	8.288
Fees payable by the BHP Billiton Group to auditors for other services		
Auditors of the BHP Billiton Group		
Audit related services [b]		
KPMG	**1.141**	0.354
Taxation services [c]		
KPMG	**1.500**	1.525
Other services [d]		
KPMG	**0.110**	0.313
PricewaterhouseCoopers	**1.457**	0.418
Total other services	**4.208**	2.610
Total fees	**14.872**	10.898

[a] During the year ended 30 June 2004, the BHP Billiton Group completed a review of its joint external audit arrangements and KPMG was selected to continue as sole auditor. Audit fees for PricewaterhouseCoopers in 2005 arose as a result of the acquisition of WMC where PricewaterhouseCoopers were auditors of WMC up to 30 June 2005.

[b] Mainly includes accounting advice and services associated with securities offerings. For the year ended 30 June 2005, audit fees of US$0.328 million (2004: US$0.252 million) relating to pension plans, which are not directly payable by the BHP Billiton Group, have been excluded from the above analysis.

[c] Mainly includes tax compliance services and employee expatriate taxation services.

[d] Mainly includes certifications and non-financial audits.

9 Income tax

	2005 US$M	2004 US$M
Income tax expense		
Prima facie tax calculated at 30 per cent on profit from ordinary activities	**2 544**	1 311
add/(deduct) **tax-effect of permanent differences:**		
Investment and development allowance	**(153)**	(83)
Amounts under/(over) provided in prior years	**60**	(14)
Recognition of prior year tax losses and tax credits	**(84)**	(316)
Non-deductible accounting depreciation and amortisation	**75**	68
Non-deductible dividends on redeemable preference shares	**9**	8
Non tax-effected operating losses	**84**	222
Tax rate differential on non-Australian income	**10**	(49)
Non tax-effected capital gains	**(70)**	(5)
Foreign expenditure including exploration not presently deductible	**7**	5
South African secondary tax on companies	**32**	–
Foreign exchange losses on current and deferred tax balances	**37**	76
Other foreign exchange gains and translation adjustments	**(156)**	(26)
Tax rate changes	**(17)**	13
Introduction of Australian tax consolidation regime	**–**	(267)
Other	**(138)**	(73)
Income tax expense attributable to ordinary activities	**2 240**	870
Deferred tax assets (non-current)		
Deferred tax assets at year end comprises:		
Depreciation	**(132)**	(172)
Exploration expenditure	**70**	80
Provisions		
Employee benefits	**27**	34
Restoration and rehabilitation	**25**	42
Other	**37**	39
Deferred income	**21**	23
Foreign exchange (gains)/losses	**(1)**	5
Foreign tax credits	**342**	179
Deferred charges	**(131)**	(178)
Profit in inventory elimination	**42**	18
Tax-effected losses	**300**	380
Other	**60**	52
Total deferred tax assets	**660**	502

Notes to Financial Statements continued

9 Income tax continued

	2005 US$M	2004 US$M
Deferred tax liabilities (non-current)		
Provision for deferred income tax at year end comprises:		
Depreciation	**2 031**	1 629
Exploration expenditure	**(51)**	(5)
Provisions		
Employee benefits	**(159)**	(98)
Restoration and rehabilitation	**(476)**	(329)
Resource rent tax	**(122)**	(111)
Other	**(8)**	55
Deferred income	**(79)**	(89)
Deferred charges	**270**	136
Foreign exchange losses	**(203)**	(181)
Tax-effected losses	**(67)**	(46)
Other	**174**	82
Total provision for deferred income tax	**1 310**	1 043
Non-current provision for income tax	**8**	10
Total deferred tax liabilities	**1 318**	1 053

Factors that may affect future tax charges
The BHP Billiton Group operates in many countries across the world, each with separate taxation authorities which results in significant complexity. At any point in time there are tax computations which have been submitted but not agreed by those tax authorities and matters which are under discussion between Group companies and the tax authorities. The Group provides for the amount of tax it expects to pay taking into account those discussions and professional advice it has received. Whilst conclusion of such matters may result in amendments to the original computations, the Group does not believe that such adjustments will have a material adverse effect on its financial position, though such adjustments may be significant to any individual year's Statement of Financial Performance.

Those countries where tax rates are higher than the UK tax rate of 30 per cent include Canada (approximately 36 per cent), Colombia (37 per cent), Chile (effective rate of 35 per cent), South Africa (effective rate of approximately 37 per cent) and the US (35 per cent). Furthermore, petroleum operations in the UK are subject to an additional 10 per cent tax above the ordinary UK tax rate of 30 per cent.

The BHP Billiton Group's subsidiaries generally have tax balances denominated in currencies other than US dollars. Where the subsidiary has a US dollar functional currency, any adjustments on translation of such balances will be taken to the tax charge for the period. The level of such adjustments in future years is dependent upon future movements in exchange rates relative to the US dollar.

As at 30 June 2005, the BHP Billiton Group has not recognised a potential tax expense of US$516 million (2004: US$255 million; 2003: US$240 million), which mainly relates to the tax impact of unrealised foreign exchange gains and losses on US dollar net debt held by subsidiaries which maintain local currency records for tax purposes. The tax expense will be recognised when such gains and losses are realised for tax purposes.

In June 2005, the Australian Taxation Office (ATO) issued assessments against BHP Billiton subsidiary BHP Billiton Finance Ltd in respect of the 2000–2002 financial years. The assessments relate to the deductibility of bad debts in respect of funding Australian subsidiary company operations. The assessments are for primary tax of US$444 million and interest (net of tax) and penalties of US$284 million.

In August 2005, the ATO advised it will be issuing further flow on amended assessments for subsidiaries which received related loss transfers from BHP Billiton Finance Ltd involving primary tax of approximately US$118 million and interest (net of tax) and penalties of US$76 million.

Objections are being lodged against all assessments. As at 30 June 2005 the total amount in dispute relating to loans to subsidiaries which undertook the Beenup, Boodarie Iron and Hartley projects is approximately US$963 million including accrued interest on unpaid amounts (after tax). An amount of US$414 million has been paid pursuant to ATO disputed assessments guidelines, of which US$368 million was paid in July 2005. Upon any successful challenge of the assessments, any sums paid will be refundable with interest.

The Group has taken legal advice and remains confident of its position and intends to vigorously defend the claims.

Tax losses and timing differences
At 30 June 2005, the BHP Billiton Group has ordinary tax losses and capital losses of approximately US$3 591 million (2004: US$2 535 million), and gross timing differences of US$2 025 million (2004: US$1 586 million) which have not been tax effected. The Group recognises tax losses to the extent that it expects to earn virtually certain future profits that can absorb those losses.

10 Segment results

The BHP Billiton Group has grouped its major operating assets into the following Customer Sector Groups (CSGs):
- Petroleum (exploration for and production, processing and marketing of hydrocarbons including oil, gas and LNG);
- Aluminium (exploration for and mining of bauxite, processing and marketing of aluminium and alumina);
- Base Metals (exploration for and mining, processing and marketing of copper, silver, zinc, lead and copper by-products including gold);
- Carbon Steel Materials (exploration for and mining, processing and marketing of coking coal, iron ore and manganese);
- Diamonds and Specialty Products (EKATI diamond mine, titanium operations, fertilisers, exploration and technology activities);

- Energy Coal (exploration for and mining, processing and marketing of steaming coal); and
- Stainless Steel Materials (exploration for and mining, processing and marketing of chrome and nickel).

Net unallocated interest represents the charge to profit of debt funding to the BHP Billiton Group.

Group and unallocated items represent Group centre functions and certain comparative data for divested assets and investments.

It is the Group's policy that inter-segment sales are made on a commercial basis.

Industry segment information

US$ million	External revenue[a]	Inter-segment revenue[a]	Share of net profit of equity accounted investments	Profit before tax[b][c]	Gross segment assets	Gross segment liabilities	Depreciation and amortisation	Other non-cash items	Capital expenditure[d]	Carrying value of equity accounted investments
Year ended 30 June 2005										
Petroleum	**6 175**	**62**	**–**	**2 014**	**6 563**	**2 241**	**616**	**6**	**946**	**112**
Aluminium	**5 324**	**5**	**–**	**939**	**6 244**	**790**	**264**	**–**	**280**	**–**
Base Metals	**4 609**	**–**	**194**	**1 834**	**9 127**	**1 759**	**266**	**31**	**661**	**390**
Carbon Steel Materials	**7 330**	**27**	**148**	**2 346**	**5 297**	**1 973**	**304**	**265**	**1 065**	**336**
Diamonds and Specialty Products	**765**	**20**	**80**	**278**	**1 738**	**265**	**176**	**3**	**239**	**138**
Energy Coal	**3 054**	**–**	**141**	**310**	**2 889**	**1 482**	**197**	**99**	**169**	**549**
Stainless Steel Materials	**2 712**	**–**	**1**	**814**	**5 194**	**630**	**148**	**4**	**444**	**–**
Group and unallocated items [e]	**1 022**	**–**	**–**	**329**	**5 058**	**14 606**	**23**	**163**	**27**	**–**
	30 991	**114**	**564**	**8 864**	**42 110**	**23 746**	**1 994**	**571**	**3 831**	**1 525**
Net unallocated interest	**116**			**(383)**				**182**		
BHP Billiton Group	**31 107**	**114**	**564**	**8 481**	**42 110**	**23 746**	**1 994**	**753**	**3 831**	**1 525**
Year ended 30 June 2004										
Petroleum	5 681	50	–	1 450	6 099	2 121	587	(55)	927	98
Aluminium	4 440	–	–	742	6 060	643	246	–	272	–
Base Metals	3 001	–	45	570	4 024	1 421	255	482	215	212
Carbon Steel Materials	4 640	7	78	1 030	4 145	1 249	230	2	662	286
Diamonds and Specialty Products	698	22	19	302	1 222	234	125	29	188	250
Energy Coal	2 351	–	85	101	2 499	1 015	207	67	141	519
Stainless Steel Materials	1 779	–	–	551	2 093	346	108	14	151	4
Group and unallocated items [e]	840	–	(4)	30	5 037	8 725	35	141	33	–
	23 430	79	223	4 776	31 179	15 754	1 793	680	2 589	1 369
Net unallocated interest	83			(407)				210		
BHP Billiton Group	23 513	79	223	4 369	31 179	15 754	1 793	890	2 589	1 369

[a] Total segment revenue equals external revenue plus inter-segment revenue.
[b] Before outside equity interests.
[c] Excludes income tax expense for BHP Billiton Group of US$2 240 million (2004: US$870 million), which results in a net profit after income tax expense of US$6 241 million (2004: US$3 499 million).
[d] Excluding investment expenditure, capitalised borrowing costs and capitalised exploration.
[e] Includes consolidation adjustments.

10 Segment results continued

Geographical segment information

US$ million	External revenue by location of customer[a]	Gross segment assets	Capital expenditure
Year ended 30 June 2005			
Australia	**3 115**	**20 580**	**1 877**
North America	**2 174**	**3 368**	**894**
Europe	**10 374**	**3 080**	**55**
South America	**1 155**	**5 682**	**745**
Southern Africa	**1 820**	**5 175**	**225**
Japan	**3 620**	**–**	**–**
South Korea	**1 876**	**–**	**–**
China	**3 628**	**–**	**–**
Other Asia	**2 100**	**–**	**–**
Rest of World	**1 245**	**943**	**35**
Non-operating assets	**–**	**3 282**	**–**
BHP Billiton Group	**31 107**	**42 110**	**3 831**
Year ended 30 June 2004			
Australia	2 026	10 820	1 228
North America	1 880	2 406	621
Europe	8 638	2 915	53
South America	727	4 935	238
Southern Africa	1 381	5 635	341
Japan	2 675	–	–
South Korea	1 538	–	–
China	2 239	–	–
Other Asia	1 512	–	–
Rest of World	897	948	108
Non-operating assets	–	3 520	–
BHP Billiton Group	23 513	31 179	2 589

11 Dividends

	2005 US$M	2004 US$M
BHP Billiton Limited [(a)(b)]		
Dividends paid	**842**	619
	842	619
BHP Billiton Plc [(a)]		
Dividends paid		
Ordinary shares	**567**	406
Preference shares [(c)]	**–**	–
	567	406
Total dividends paid	**1 409**	1 025

	2005 US cents	2004 US cents
Dividends per share [(a)]		
Prior year final dividend paid [(d)]	**9.5**	–
First interim dividend paid	**13.5**	8.0
Second interim dividend paid	**–**	8.5
	23.0	16.5
Current year final dividend declared [(d)]	**14.5**	9.5
	37.5	26.0

Dividends are stated net of amounts which are not payable outside the BHP Billiton Group under the terms of the share repurchase scheme and ESOP trusts.

[(a)] BHP Billiton Limited dividends per American Depositary Share (ADS) for 2005 were 46.0 US cents per share (2004: 33.0 US cents per share). BHP Billiton Plc dividends per ADS for 2005 were 46.0 US cents per share (2004: 33.0 US cents per share). Each ADS represents two ordinary shares.

[(b)] BHP Billiton dividends for all periods presented are fully franked.

[(c)] 5.5 per cent dividend on 50 000 preference shares of £1 each (2004: 5.5 per cent).

[(d)] Subsequent to year end on 24 August 2005, BHP Billiton declared a final dividend of 14.5 US cents per share fully franked (2004: 9.5 US cents per share on 18 August 2004) which will be paid on 28 September 2005 (2004: 22 September 2004). The final dividend has not been provided for at 30 June 2005. The final dividend not provided at 30 June 2004 is presented as a 2005 dividend in notes 33 and 35.

For the purposes of AASB 1034 'Financial Reports Presentation and Disclosures', the Group had an adjusted franking account balance of US$328 million (on a tax paid basis) at 30 June 2005. It is anticipated that dividends payable in the following year will be fully franked.

12 Earnings per share

	2005	2004
Basic earnings per share (US cents)	**98.1**	54.7
Diluted earnings per share (US cents)	**97.6**	54.5
Basic earnings per ADS (US cents) [(a)]	**196.2**	109.4
Diluted earnings per ADS (US cents) [(a)]	**195.2**	109.0
Basic earnings (US$ million)	**6 009**	3 403
Diluted earnings (US$ million)	**6 012**	3 403

12 Earnings per share continued

The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:

Weighted average number of shares [b]	2005 Million	2004 Million
Basic earnings per share denominator	6 124	6 218
Shares and options contingently issuable under employee share ownership plans	34	28
Diluted earnings per share denominator	6 158	6 246

[a] Each American Depository Share (ADS) represents two ordinary shares.

[b] Under the terms of the DLC merger, the rights to dividends of a holder of an ordinary share in BHP Billiton Plc and a holder of an ordinary share in BHP Billiton Limited are identical. Consequently, earnings per share have been calculated on the basis of the aggregate number of ordinary shares ranking for dividend. The weighted average number of shares used for the purposes of calculating basic earnings per share is calculated after deduction of the shares held by the share repurchase scheme and the Group's ESOP trusts.

13 Receivables (current)

	2005 US$M	2004 US$M
Trade receivables	2 527	2 018
deduct Provision for doubtful debts	(4)	(4)
Total trade receivables	2 523	2 014
Sundry receivables		
Employee Share Plan loans [a]	2	1
Other	968	764
deduct Provision for doubtful debts	(3)	(1)
Total sundry receivables	967	764
Total current receivables	3 490	2 778

[a] Under the terms of the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at market price less a discount not exceeding 10 per cent. Interest free employee loans are available to fund the purchase of such shares for a period of up to 20 years repayable by application of dividends or an equivalent amount (refer note 31).

14 Other financial assets (current)

	2005 US$M	2004 US$M
Securities not quoted on prescribed stock exchanges		
Term deposits	32	6
Other investments	180	161
Total book value of not quoted securities [a][b]	212	167
Total current other financial assets	212	167

[a] Not quoted securities include US$167 million (2004: US$153 million) held by the Ingwe, Selbaie and Rio Algom Environmental Trust Funds. The future realisation of these investments is intended to fund environmental obligations relating to the eventual closure of Ingwe's, Selbaie's and Rio Algom's mines. Consequently these investments, whilst under the BHP Billiton Group control, are not available for the general purposes of the BHP Billiton Group. All income from these investments is reinvested or spent to meet these obligations. The BHP Billiton Group retains responsibility for these environmental obligations until such time as the former mine sites have been rehabilitated in accordance with the relevant environmental legislation. These obligations are therefore included under non-current provisions. Refer note 29.

[b] Not quoted securities include US$13 million (2004: US$14 million) relating to the BHP Billiton Group's self-insurance arrangements. These investments are held for the benefit of the BHP Billiton Group but are not available for the general purposes of the BHP Billiton Group.

15 Inventories (current)

	2005 US$M	2004 US$M
Raw materials and stores		
At net realisable value	63	67
At cost	531	382
	594	449
Work in progress		
At net realisable value	5	4
At cost	768	371
	773	375
Finished goods		
At net realisable value	16	6
At cost	1 159	885
	1 175	891
Total current inventories		
At net realisable value	84	77
At cost	2 458	1 638
Total current inventories	**2 542**	1 715

16 Other assets (current)

	2005 US$M	2004 US$M
Other deferred charges and prepayments	160	176
Total current other assets	**160**	176

17 Receivables (non-current)

	2005 US$M	2004 US$M
Employee Share Plan loans [a]	58	62
Other sundry receivables [b]	561	686
Total non-current receivables	**619**	748

[a] Under the terms of a legacy share plan, the BHP Billiton Limited Employee Share Plan, shares have been issued to employees for subscription at market price less a discount not exceeding 10 per cent. Interest free employee loans are available to fund the purchase of such shares for a period of up to 20 years repayable by application of dividends or an equivalent amount (refer note 31).

[b] Other sundry receivables include loans to joint venture entities of US$84 million (2004: US$225 million) that are in the form of cash on deposit, with the bank having an equivalent amount on loan to the joint venture.

18 Investments accounted for using the equity method

Major shareholdings in joint ventures	Principal activities	Reporting date	Ownership interest[a]				Carrying value of investment	
			At joint venture's reporting date		At BHP Billiton Group reporting date			
			2005 %	2004 %	2005 %	2004 %	2005 US$M	2004 US$M
Caesar Oil Pipeline Company LLC	Hydrocarbons transportation	31 May	25	25	25	25	68	59
Cerrejon Coal Corporation	Coal mining in Colombia	31 Dec	33.3	33.3	33.3	33.3	533	503
Coal Marketing Company	Coal Marketing	31 Dec	33	33	33	33	16	17
Cleopatra Gas Gathering	Hydrocarbons transportation	31 May	22	22	22	22	44	39
Hi-Fert Pty Ltd	Distribution and marketing of fertilisers	31 Dec	–	–	33.3	–	25	–
Integris Metals Inc	Metals distribution	31 Dec	50	50	–	50	–	170
Minera Antamina SA	Copper and zinc mining	30 June	33.75	33.75	33.75	33.75	390	213
Richards Bay Minerals [b]	Mineral sands mining and processing	31 Dec	50	50	50	50	108	79
Samarco Mineracao SA	Iron ore mining	31 Dec	50	50	50	50	304	261
Other [c]							37	28
Total							**1 525**	**1 369**

	2005 US$M	2004 US$M
Share of net profit of investments accounted for using the equity method		
Revenue [d]	**2 226**	2 056
Expenses [d]	**(1 465)**	(1 726)
Profit before income tax [d]	**761**	330
Income tax expense [d]	**(197)**	(107)
Share of net profit of investments accounted for using the equity method	**564**	223
Share of post-acquisition retained profits of investments accounted for using the equity method		
Share of retained profits of investments accounted for using the equity method at the beginning of the financial year	**297**	233
Share of net profit of investments accounted for using the equity method	**564**	223
Dividends received/receivable from investments accounted for using the equity method	**(255)**	(203)
Disposal of investments accounted for using the equity method	**(28)**	44
Share of retained profits of investments accounted for using the equity method at the end of the financial year	**578**	297
Movements in carrying amount of investments accounted for using the equity method		
Carrying amount of investments accounted for using the equity method at the beginning of the financial year	**1 369**	1 403
Share of net profit of investments accounted for using the equity method	**564**	223
Increased investments accounted for using the equity method	**49**	25
Dividends received/receivable from investments accounted for using the equity method	**(255)**	(203)
Disposal of investments accounted for using the equity method	**(187)**	(79)
Transfers and other movements	**(15)**	–
Carrying amount of investments accounted for using the equity method at the end of the financial year	**1 525**	1 369
Share of contingent liabilities and expenditure commitments of investments accounted for using the equity method		
Contingent liabilities – unsecured (included in note 39)	**104**	93
Contracts for capital expenditure not completed	**40**	55
Other commitments	**125**	164

18 Investments accounted for using the equity method continued

	In aggregate 2005 US$M	2004 US$M	BHP Billiton Group Share 2005 US$M	2004 US$M
Net assets of investments accounted for using the equity method:				
Current assets	**2 169**	1 954	**864**	855
Non-current assets	**5 363**	5 598	**1 946**	2 096
Current liabilities	**(1 176)**	(1 238)	**(491)**	(576)
Non-current liabilities	**(2 095)**	(2 622)	**(794)**	(1 006)
Net assets of investments accounted for using the equity method	**4 261**	3 692	**1 525**	1 369

(a) The proportion of voting power held corresponds to ownership interest.

(b) Richards Bay Minerals comprises two legal entities, Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited of which the BHP Billiton Group's effective ownership interest is 51 per cent (2004: 51 per cent) and 49.45 per cent (2004: 49.45 per cent) respectively. In accordance with the shareholder agreement between the BHP Billiton Group and Rio Tinto (which owns the shares of Tisand (Pty) Limited and Richards Bay Iron and Titanium (Pty) Limited not owned by the BHP Billiton Group), Richards Bay Minerals functions as a single economic entity. The overall profit of Richards Bay Minerals is shared equally between the venturers.

(c) Includes various immaterial joint venture and associated entities.

(d) Effective January 2005, the BHP Billiton Group sold its interest in Integris Metals Inc for US$202 million. In 2005, the share of net profit of investments accounted for using the equity method included the results of the Group's 50 per cent interest in Integris Metals Inc up until the date of sale. This includes revenue of US$523 million, expenses of US$499 million, profit before income tax of US$24 million and income tax expense of US$7 million.

19 Other financial assets (non-current)

	2005 US$M	2004 US$M
Securities quoted on prescribed stock exchanges		
Shares in other corporations held at cost (a)(b)	**40**	68
Securities not quoted on prescribed stock exchanges		
Shares in other corporations held at cost	**57**	55
Total non-current other financial assets	**97**	123

(a) Market value of quoted securities and shares in other corporations is US$63 million (2004: US$115 million).

(b) The BHP Billiton Group has subscribed for shares in a number of listed companies in connection with option arrangements on exploration projects. The consideration has been allocated to the option and has generally been expensed in accordance with the BHP Billiton Group's accounting policy on exploration. These investments therefore have a book value of US$nil at 30 June 2005 (2004: US$nil) in the table above and a market value of US$22 million (2004: US$19 million).

20 Inventories (non-current)

	2005 US$M	2004 US$M
Raw materials and stores	**33**	11
Work in progress	**70**	34
Total non-current inventories (at cost)	**103**	45

21 Property, plant and equipment

	Gross value of assets 2005 US$M	Accumulated depreciation 2005 US$M	Net value of assets 2005 US$M	Gross value of assets 2004 US$M	Accumulated depreciation 2004 US$M	Net value of assets 2004 US$M
Land and buildings [a][b]	2 888	1 137	1 751	2 625	1 026	1 599
Plant, machinery and equipment [c]	28 866	13 755	15 111	24 757	12 833	11 924
Capital works in progress [d]	2 820	–	2 820	2 331	–	2 331
Mineral rights and other mineral assets [e]	10 270	1 971	8 299	4 998	1 704	3 294
Exploration, evaluation and development [f]						
Now in production	2 182	1 300	882	2 007	1 214	793
In development stage but not yet producing	954	–	954	550	–	550
In exploration and/or evaluation stage	584	105	479	504	126	378
Capitalised leased assets [g]	72	21	51	132	56	76
Total property, plant and equipment	48 636	18 289	30 347	37 904	16 959	20 945

	2005 US$M	2004 US$M
[a] Current value of land and buildings (excluding extractive industry land and buildings)		
Land	80	75
Buildings	538	486
	618	561

	2005 US$M
[b] Land and buildings	
Balance at the beginning of the financial year	1 599
Additions (including capitalised interest)	63
Acquisitions of operations and subsidiaries	220
Depreciation	(135)
Net disposals including disposal of controlled entities	(57)
Amounts written off	(1)
Transfers and other movements	62
Balance at the end of the financial year [i]	1 751
[c] Plant, machinery and equipment	
Balance at the beginning of the financial year	11 924
Additions (including capitalised interest)	723
Acquisitions of operations and subsidiaries	1 925
Depreciation	(1 417)
Net disposals including disposal of controlled entities	(302)
Amounts written off	(4)
Exchange variations	(1)
Transfers and other movements	2 263
Balance at the end of the financial year [i]	15 111

21 Property, plant and equipment continued

		2005 US$M
(d)	Capital works in progress	
	Balance at the beginning of the financial year	2 331
	Additions (including capitalised interest)	2 733
	Acquisitions of operations and subsidiaries	153
	Net disposals including disposal of controlled entities	(41)
	Exchange variations	17
	Transfers and other movements	(2 373)
	Balance at the end of the financial year	2 820
(e)	Mineral rights and other mineral assets	
	Balance at the beginning of the financial year	3 294
	Additions (including capitalised interest)	345
	Acquisitions of operations and subsidiaries	4 827
	Depreciation	(266)
	Net disposals including disposal of controlled entities	(12)
	Amounts written off	(4)
	Transfers and other movements	115
	Balance at the end of the financial year (i)(ii)	8 299
(f)	Exploration, evaluation and development expenditures carried forward	
	Balance at the beginning of the financial year	1 721
	Additions (including capitalised exploration and capitalised interest)	786
	Acquisitions of operations and subsidiaries	12
	Depreciation	(128)
	Net disposals including disposal of controlled entities	(10)
	Amounts written off	(7)
	Exchange variations	4
	Transfers and other movements	(63)
	Balance at the end of the financial year (i)	2 315
(g)	Capitalised leased assets	
	Balance at the beginning of the financial year	76
	Depreciation	(4)
	Transfers and other movements	(21)
	Balance at the end of the financial year	51

(i) The carrying value of assets includes assets written down to recoverable amount in the current and prior periods as follows:
  Land and buildings: US$16 million (2004: US$25 million).
  Plant, machinery and equipment: US$149 million (2004: US$178 million).
  Mineral rights and other mineral assets: US$51 million (2004: US$62 million).
  Exploration, evaluation and development expenditures carried forward: US$7 million (2004: US$7 million).
(ii) Includes US$965 million (2004: US$687 million) of deferred overburden removal costs.

22 Intangible assets

	2005 US$M	2004 US$M
Goodwill at cost	918	821
deduct Amounts amortised	405	399
Total intangible assets	**513**	422

23 Other assets (non-current)

	2005 US$M	2004 US$M
Pension asset (refer note 41)	310	282
Other deferred charges and prepayments	114	89
Total non-current other assets	**424**	371

24 Payables (current)

	2005 US$M	2004 US$M
Trade creditors	2 155	1 688
Sundry creditors	1 936	902
Total current payables	**4 091**	2 590

25 Interest bearing liabilities (current)

	2005 US$M	2004 US$M
Current portion of unsecured long-term loans		
Bank loans	173	252
Notes and debentures	597	306
Total current portion of unsecured long-term loans	770	558
Current portion of		
Non-recourse finance	148	361
Secured debt (limited recourse)	51	51
Finance leases	3	9
Redeemable preference shares [a]	450	–
Short-term interest bearing liabilities		
Unsecured other	63	218
Bank overdrafts		
Unsecured	15	133
Total other current interest bearing liabilities	730	772
Total current interest bearing liabilities [b]	**1 500**	1 330

[a] **BHP Operations Inc: Preferred stock**
Auction market preferred stock:
600 (2004: 600) shares issued at US$250 000 each, fully paid preferred stock; cumulative, non-participating, dividend reset on a regular basis reflecting prevailing US market rates; not entitled to any earnings growth or capital appreciation of the issuer. Redeemable at the option of the issuer on any dividend payment date or, if redeemed in full, on any business day. Guaranteed by other BHP Billiton Group companies.
Cumulative preferred stock series 'A':
3 000 (2004: 3 000) shares issued at US$100 000 each, fixed at 6.76 per cent per annum, fully paid and not entitled to any earnings growth or capital appreciation of the issuer. Subject to mandatory redemption on 27 February 2006. Dividends are cumulative and are calculated on the basis of a year of twelve 30-day months. Guaranteed by other BHP Billiton Group companies.
[b] Refer to note 38 for currency risk profile of interest bearing liabilities.

26 Other provisions and liabilities (current)

	2005 US$M	2004 US$M
Employee benefits	480	340
Post-retirement benefits	7	9
Restoration and rehabilitation	176	136
Restructuring	296	11
Other	147	158
Total current other provisions [a]	1 106	654
Deferred income	120	156
Total current other provisions and liabilities	**1 226**	810

[a] Refer to note 29 for non-current portion of provisions and movement in total provisions.

27 Payables (non-current)

	2005 US$M	2004 US$M
Trade creditors	4	1
Sundry creditors	158	176
Total non-current payables	**162**	177

28 Interest bearing liabilities (non-current)

	2005 US$M	2004 US$M
Unsecured bank loans	3 000	55
Total non-current portion of bank loans and overdrafts	3 000	55
Notes and debentures	3 793	3 653
Commercial paper	1 602	–
Redeemable preference shares	–	450
Non-recourse finance	559	545
Secured debt (limited recourse) [a]	384	435
Finance leases	53	67
Other	235	248
Total non-current portion of debentures and other borrowings	6 626	5 398
Total non-current interest bearing liabilities [b]	**9 626**	5 453

[a] The limited recourse secured debt relates to the Mozal joint venture. The debt is secured by a charge over the assets of this joint arrangement and the lender has recourse to only those assets in the event of default.
[b] Refer to note 38 for currency, interest rate and maturity profiles of interest bearing liabilities.

29 Other provisions and liabilities (non-current)

	2005 US$M	2004 US$M
Employee benefits (a)	360	282
Post-retirement benefits (b)	325	326
Resource rent tax	299	275
Restoration and rehabilitation	3 408	2 647
Other (c)	227	166
Total non-current other provisions	4 619	3 696
Deferred income	362	348
Total non-current other provisions and liabilities	**4 981**	**4 044**

	Employee benefits(a) US$M	Post-retirement benefits(b) US$M	Resource rent tax US$M	Restoration and rehabilitation(e) US$M	Restructuring(c) US$M	Other US$M	Total US$M
Movements in total provision balances							
At 30 June 2004	622	335	275	2 783	11	324	**4 350**
Amounts capitalised	–	–	–	537	–	–	**537**
Acquisition of operations and subsidiaries	60	15	–	141	4	30	**250**
Disposals of operations and subsidiaries	(7)	(19)	(10)	(61)	–	–	**(97)**
Charge/(credit) for the year							
Underlying	360	55	11	163	283	179	**1 051**
Discounting	–	–	–	168	–	–	**168**
Exchange variation	48	(7)	23	–	–	11	**75**
Released during the year	–	–	–	–	–	(5)	**(5)**
Exchange variation taken to reserves	1	–	–	6	–	1	**8**
Utilisation	(244)	(46)	–	(159)	(5)	(150)	**(604)**
Transfers and other movements	–	(1)	–	6	3	(16)	**(8)**
At 30 June 2005	**840**	**332**	**299**	**3 584**	**296**	**374**	**5 725**
Current (note 26)	480	7	–	176	296	147	**1 106**
Non-current	360	325	299	3 408	–	227	**4 619**

(a) In the year ended 30 June 2005, the average number of employees, excluding joint venture and associated entities' employees and including executive Directors was 36 468 (2004: 35 070). The provision for employee entitlements includes applicable amounts for annual leave and associated on-costs, including workers' compensation liabilities as detailed below:

	2005 US$M	2004 US$M
Self-insurance workers' compensation provision		
New South Wales	17	12
South Australia	2	–
Victoria	3	–
Western Australia	5	4
Tasmania	2	–
Queensland	17	14
Total workers' compensation liabilities	46	30

(b) The provision for post-retirement benefits includes current pension liabilities of US$2 million (2004: US$1 million) and non-current pension liabilities of US$78 million (2004: US$61 million) and current post-retirement medical benefit liabilities of US$5 million (2004: US$8 million) and non-current post-retirement medical benefit liabilities of US$247 million (2004: US$265 million). Refer note 41.

(c) Provisions include non-current non-executive Directors' retirement benefits of US$3 million (2004: US$2 million).

(d) The BHP Billiton Group's activities are subject to various national, regional, and local laws and regulations governing the protection of the environment. Furthermore, the BHP Billiton Group has a policy of ensuring that reclamation is planned and financed from the early stages of any operation. Provision is made for the reclamation of the BHP Billiton Group's mining and processing facilities along with the decommissioning of oil platforms and infrastructure associated with petroleum activities. The estimation of the cost of future reclamation and decommissioning activities is subject to potentially significant uncertainties. These uncertainties include the legal and regulatory framework, the magnitude of possible contamination, and the timing and extent of reclamation and decommissioning activities required. Accordingly, whilst the provisions at 30 June 2005 represent the best estimate of the future costs required, these uncertainties are likely to result in future actual expenditure differing from the amounts provided at this time.

These reclamation and decommissioning expenditures are mostly expected to be paid over the next 30 years. The provisions for reclamation and decommissioning are derived by discounting the expected expenditures to their net present value. The estimated total site rehabilitation cost (undiscounted and in today's dollars) to be incurred in the future arising from operations to date, and including amounts already provided for, is US$6 284 million (2004: US$5 402 million).

At 30 June 2005, US$2 475 million (2004: US$1 702 million) was provided for reclamation and decommissioning costs relating to operating sites in the provision for site rehabilitation. In addition, the BHP Billiton Group has certain obligations associated with maintaining and/or remediating closed sites. At 30 June 2005, US$1 109 million (2004: $1 081 million) was provided for closed sites. The amounts provided in relation to closed sites are reviewed at least annually based upon the facts and circumstances available at the time and the provisions are updated accordingly. Adjustments to the provisions in relation to these closed sites are recognised in profit and loss during the period in which the adjustments are made with US$121 million included as a significant item in the current year (2004: US$534 million; 2003: US$ nil). In addition to the uncertainties associated with the closure activity noted above, uncertainty remains over the extent and costs of the required short-term closure activities, the extent, cost and timing of post-closure monitoring and, in some cases, longer-term water management. Also, certain of the closure activities are subject to legal dispute and depending on the ultimate resolution of these matters the final liability could vary. The BHP Billiton Group believes that it is reasonably possible that, due to the nature of the closed site liabilities and the degree of uncertainty which surrounds them, these liabilities could be in the order of 30 per cent (2004: 35 per cent) greater or in the order of 20 per cent lower than the US$1 109 million provided at year end. The main closed site to which this total amount relates is Southwest Copper in the US and this is described in further detail below, together with a brief description of other closed sites.

Southwest Copper, Arizona, US
The Southwest Copper operations comprised several mining and smelting operations and associated facilities, much of which had been operating for many years prior to the BHP Billiton Group acquiring the operation in 1996. In 1999 the facilities were effectively placed on a care and maintenance basis, pending evaluation of various alternative strategies to realise maximum value from the respective assets. The BHP Billiton Group announced the closure of the San Manuel mining facilities, and the San Manuel plant facilities in 2002 and 2003 respectively.

A comprehensive review of closure plans conducted in the prior year indicated (a) higher short-term closure costs, due to changes in the nature of closure work required in relation to certain facilities, particularly tailings dams and waste and leach dumps; (b) a need for costs, such as water management and environmental monitoring, to continue for a longer period; and, (c) an increase in the residual value of certain assets. The closure provisions for Southwest Copper, including amounts in relation to Pinal Creek litigation, total US$731 million at 30 June 2005 (2004: US$771 million).

In relation to Pinal Creek, BHP Copper Inc ('BHP Copper') is involved in litigation concerning groundwater contamination resulting from historic mining operations near the Pinal Creek/Miami Wash area located in the State of Arizona.

In 1994, Roy Wilkes and Diane Dunn initiated a toxic tort class action lawsuit in the Federal District Court for the District of Arizona. In September 2000, the

Court approved settlement reached between the parties for a non-material amount, and the terms of the settlement are now being implemented as a monitoring programme.

A State consent decree ('the Decree') was approved by the Federal District Court for the District of Arizona in August 1998. The Decree authorises and requires groundwater remediation and facility-specific source control activities, and the members of the Pinal Creek Group (which consists of BHP Copper, Phelps Dodge Miami Inc and Inspiration Consolidated Copper Co) are jointly liable for performing the non-facility specific source control activities. Such activities are currently ongoing. As of 30 June 2005 the BHP Billiton Group has provided US$110 million (30 June 2004: US$102 million) for its anticipated share of the planned remediation work, based on a range reasonably foreseeable up to US$138 million (30 June 2004: US$138 million), and the BHP Billiton Group has paid out US$50 million up to 30 June 2005. These amounts are based on the provisional equal allocation of costs among the three members of the Pinal Creek Group. BHP Copper is seeking a judicial restatement of the allocation formula to reduce its share, based upon its belief, supported by relevant external legal and technical advice, that its property has contributed a smaller share of the contamination than the other parties' properties. BHP Copper is contingently liable for the whole of these costs in the event that the other parties are unable to pay.

BHP Copper and the other members of the Pinal Creek Group filed a contribution action in November 1991 in the Federal District Court for the District of Arizona against former owners and operators of the properties alleged to have caused the contamination. The claim is for an undetermined amount but under current state and federal laws applicable to the case, BHP Copper should recover a significant percentage of the total remediation costs from the Defendants, based upon their operations' proportionate contributions to the total contamination in the Pinal Creek drainage basin. Such action seeks recovery from these historical owners and operators for remediation and source control costs. BHP Copper's predecessors in interest have asserted a counterclaim in this action seeking indemnity from BHP Copper based upon their interpretation of the historical transaction documents relating to the succession in interest of the parties. BHP Copper has also filed suit against a number of insurance carriers seeking to recover under various insurance policies for remediation, response, source control and other costs noted above incurred by BHP Copper. The reasonable assessment of recovery in the various insurances cases has a range from US$4 million to approximately US$15 million, depending on many factors. Neither insurance recoveries nor other claims or offsets have been recognised in the financial statements and will not be recognised until such offsets are considered virtually certain of realisation.

Other closed sites
The closure provisions for other closed sites total US$378 million at 30 June 2005 (2004: US$310 million). The key sites covered by this amount are described briefly below.
• *Newcastle Steelwork*s – the BHP Billiton Group closed its Newcastle Steelworks in 1999 and retains responsibility for certain sediment in the Hunter River adjacent the former steelworks site, together with certain other site remediation activities in the Newcastle area.
• *Island Copper* – the BHP Billiton Group ceased operations at its Island Copper mine in December 1995 and has responsibility for various site reclamation activities, including the long-term treatment of the pit lake and water management.
• *Selbaie copper mine* – the BHP Billiton Group closed its Selbaie copper mine in January 2004 and has responsibility for site reclamation and remediation activities.
• *Rio Algom* – the BHP Billiton Group has responsibility for long-term remediation costs for various closed mines and processing facilities in Canada and the US operated by Rio Algom Ltd prior to its acquisition by the former Billiton Plc in October 2000.
• *Ingwe Collieries* – the BHP Billiton Group has responsibility for site reclamation and remediation activities, including the long-term management of water leaving mining properties, for closed mines within the Ingwe operations.
• *Roane* – the BHP Billiton Group ceased operations at Roane chrome in 1982. A review of the closure plans during the year identified a need for additional remediation costs.

Closure provisions for other closed sites have been increased in the current period mainly due to refinements of closure plans at the Selbaie copper mine, Ingwe Collieries, Roane chrome and several other smaller sites. These increases resulted from a number of causes, including (a) a reassessment during the period of water management issues, and (b) a comprehensive risk valuation completed during the period in relation to sites which closed during the last two years where closure activities have now commenced.

30 Contributed equity and called up share capital

	2005 US$M	2004 US$M
BHP Billiton Limited		
Paid up contributed equity [a]		
3 587 977 615 fully paid ordinary shares (2004: 3 759 487 555)	**1 611**	1 851
195 000 ordinary shares paid to A$1.36 (2004: 405 000) [b]	**–**	–
1 Special Voting Share (2004: 1) [c]	**–**	–
	1 611	1 851

	Number of shares 2005	2004
Movements in fully paid ordinary shares		
Opening number of shares	**3 759 487 555**	3 747 687 775
Shares issued on exercise of Employee Share Plan awards [d]	**8 859 470**	10 764 732
Partly paid shares converted to fully paid [b]	**347 018**	1 035 048
Shares bought back and cancelled [a]	**(180 716 428)**	–
Closing number of shares [e]	**3 587 977 615**	3 759 487 555

	2005 US$M	2004 US$M
BHP Billiton Plc		
Allotted, called up and fully paid share capital [i]		
2 468 147 002 ordinary shares of US$0.50 each (2004: 2 468 147 002) [f][g]	**1 752**	1 752
50 000 (2004: 50 000) 5.5% preference shares of £1 each [h]	**–**	–
1 Special Voting Share (2004: 1) [c]	**–**	–
	1 752	1 752

	Number of shares 2005	2004
Movements in allotted, called up and fully paid shares		
Opening number of shares	**2 468 147 002**	2 468 147 002
Closing number of shares	**2 468 147 002**	2 468 147 002

[a] On 23 November 2004, the BHP Billiton Group completed an off-market share buy-back of 180 716 428 BHP Billiton Limited shares. In accordance with the structure of the buy-back, US$296 million was allocated to the contributed equity of BHP Billiton Limited. The final price for the buy-back was A$12.57 per share, representing a discount of 12 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back.

[b] 210 000 (2004: 690 000) shares paid to A$1.36 and nil (2004: 240 000) shares paid to A$1.40 were converted to fully paid during 2005. There were no partly paid shares issued during the year (2004: nil). Including bonus shares, 347 018 (2004: 1 035 048) shares were issued on conversion of these partly paid shares. 70 000 (2004: 190 000) partly paid shares are entitled to 79 928 (2004: 216 936) bonus shares on becoming fully paid. As a consequence of the BHP Steel demerger, an instalment call of A$0.69 per share was made on partly paid shares which was then immediately replaced by the application of the capital reduction.

[c] Each of BHP Billiton Limited and BHP Billiton Plc issued one Special Voting Share to facilitate joint voting by shareholders of BHP Billiton Limited and BHP Billiton Plc on Joint Electoral Actions.

[d] The number of shares issued on exercise of options after 7 July 2001 includes bonus shares. Refer note 31.

[e] During the period 1 July 2005 to 8 September 2005, no Executive Share Scheme partly paid shares were paid up in full, 1 373 575 fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Employee Share Plan Options, no fully paid ordinary shares (including attached bonus shares) were issued on the exercise of Performance Share Plan Performance Rights and no fully paid ordinary shares were issued on the exercise of Group Incentive Scheme awards.

[f] Under UK Companies Act 1985, BHP Billiton Plc has share capital with a par value of US$0.50. Total capital subscribed by shareholders less capital returned to shareholders is included as contributed equity and includes US$518 million (2004: US$518 million) of premium on the issue of shares.

[g] During the year ended 30 June 2004, 3 890 000 ordinary shares (US$20 million) of BHP Billiton Plc, which were held as part of the BHP Billiton Plc share repurchase scheme, were transferred to a Group ESOP trust. Refer note 32.

[h] Preference shares have the right to repayment of the amount paid up on the nominal value and any unpaid dividends in priority to the holders of any other class of shares in BHP Billiton Plc on a return of capital or winding up. The holders of preference shares have limited voting rights if payment of the preference dividends are six months or more in arrears or a resolution is passed changing the rights of the preference shareholders. Since the merger these shares have been held by JPMorgan plc.

[i] An Equalisation Share has been authorised to be issued to enable a distribution to be made by BHP Billiton Plc to the BHP Billiton Limited Group should this be required under the terms of the DLC merger. The Directors have the ability to issue the Equalisation Share if required under those terms. The Constitution of BHP Billiton Limited allows the Directors of that Company to issue a similar Equalisation Share.

31 Employee share ownership plans

Summary of BHP Billiton Group employee share ownership plans

The following table is a summary of the awards made under the employee share ownership plans of BHP Billiton Limited and BHP Billiton Plc. The subsequent tables and associated footnotes provide more information in relation to that contained in the summary table.

The details of the plans, including comparatives, are presented including, where applicable, a bonus element to which the participant became entitled as a result of the DLC merger on 29 June 2001 and the BHP Steel Limited demerger on 1 July 2002.

	Number of awards outstanding at 30 June 2005	Number of awards issued during year ended 30 June 2005
BHP Billiton Limited employee share awards		
Long Term Incentive Plan (LTIP) (Performance Shares)	4 764 108	4 854 485
Group Incentive Scheme (Deferred Shares)	5 107 264	2 536 991
Group Incentive Scheme (Options)	2 067 040	780 181
Group Incentive Scheme (Performance Shares)	9 860 582	637 676
Employee Share Plan (Shares)	16 611 045	–
Employee Share Plan (Options)	14 571 693	–
Executive Share Scheme (partly paid shares)	274 918	–
Performance Share Plan (LTI)	1 439 869	–
Performance Share Plan (MTI)	189 800	–
Bonus Equity Share Plan (Shares)	47 662	–
BHP Billiton Plc employee share awards		
Long Term Incentive Plan (Performance Shares)	2 317 300	2 354 800
Group Incentive Scheme (Deferred Shares)	2 493 101	1 308 709
Group Incentive Scheme (Options)	1 184 506	378 384
Group Incentive Scheme (Performance Shares)	4 819 393	358 128
Restricted Share Scheme	132 978	–
Co-Investment Plan	522 306	–

BHP Billiton Group employee share ownership plans

The following tables relate to shares and options issued under each of these schemes:

	Restricted Share Scheme awards [a] 2005	2004	Co-Investment Plan awards [a] 2005	2004
Number of awards issued since the DLC merger [b]	5 657 555	5 657 555	1 023 425	1 023 425
During the financial year				
Number of awards remaining at the beginning of the financial year	4 076 894	4 608 382	539 984	837 450
Number of awards issued	–	–	–	–
Number of awards exercised	(3 492 699)	(167 230)	(14 707)	(102 656)
Number of awards lapsed	(451 217)	(364 258)	(2 971)	(194 810)
Number of awards remaining at the end of the financial year	132 978	4 076 894	522 306	539 984
Exercisable	132 978	–	–	–
Not exercisable	–	4 076 894	522 306	539 984
Number of employees participating in awards issued	–	–	–	–
Market value of awards issued (US$ million) [c]	–	–	–	–
Proceeds from awards issued (US$ million)	–	–	–	–
Number of employees exercising awards	161	10	6	27
Market value of shares on exercise of awards (US$ million)	40	1	–	–

31 Employee share ownership plans continued

	Long Term Incentive Plan Performance Shares (BHP Billiton Limited) [a]		Long Term Incentive Plan Performance Shares (BHP Billiton Plc) [a]	
	2005	2004	**2005**	2004
Number of awards issued since commencement of the Plan	**4 854 485**	–	**2 354 800**	–
During the financial year				
Number of awards remaining at the beginning of the financial year	**–**	–	**–**	–
Number of awards issued	**4 854 485**	–	**2 354 800**	–
Number of awards exercised	**–**	–	**–**	–
Number of awards lapsed	**(90 377)**	–	**(37 500)**	–
Number of awards remaining at the end of the financial year	**4 764 108**	–	**2 317 300**	–
Exercisable	**–**	–	**–**	–
Not exercisable	**4 764 108**	–	**2 317 300**	–
Number of employees participating in awards issued	**293**	–	**159**	–
Market value of awards issued (US$ million) [c]	**–**	–	**–**	–
Proceeds from awards issued (US$ million)	**–**	–	**–**	–
Number of employees exercising awards	**–**	–	**–**	–
Market value of shares on exercise of awards (US$ million)	**–**	–	**–**	–

	Group Incentive Scheme Deferred Shares (BHP Billiton Limited) [a]		Group Incentive Scheme Deferred Shares (BHP Billiton Plc) [a]	
	2005	2004	**2005**	2004
Number of awards issued since commencement of the Plan	**5 538 713**	3 001 722	**2 706 527**	1 397 818
During the financial year				
Number of awards remaining at the beginning of the financial year	**2 884 289**	–	**1 310 131**	–
Number of awards issued	**2 536 991**	3 001 722	**1 308 709**	1 397 818
Number of awards exercised	**(256 111)**	(30 884)	**(79 665)**	(11 610)
Number of awards lapsed	**(57 905)**	(86 549)	**(46 074)**	(76 077)
Number of awards remaining at the end of the financial year	**5 107 264**	2 884 289	**2 493 101**	1 310 131
Exercisable	**–**	–	**–**	–
Not exercisable	**5 107 264**	2 884 289	**2 493 101**	1 310 131
Number of employees participating in awards issued	**384**	391	**180**	200
Market value of awards issued (US$ million) [c]	**–**	–	**–**	–
Proceeds from awards issued (US$ million)	**–**	–	**–**	–
Number of employees exercising awards	**20**	6	**14**	2
Market value of shares on exercise of awards (US$ million)	**3**	–	**1**	–

31 Employee share ownership plans continued

	Group Incentive Scheme Options (BHP Billiton Limited) [a]		Group Incentive Scheme Options (BHP Billiton Plc) [a]	
	2005	2004	**2005**	2004
Number of awards issued since commencement of the Plan	**2 118 995**	1 338 814	**1 296 438**	918 054
During the financial year				
Number of awards remaining at the beginning of the financial year	**1 309 448**	–	**855 044**	–
Number of awards issued	**780 181**	1 338 814	**378 384**	918 054
Number of awards exercised	**–**	–	**(14 353)**	(21 241)
Number of awards lapsed	**(22 589)**	(29 366)	**(34 569)**	(41 769)
Number of awards remaining at the end of the financial year	**2 067 040**	1 309 448	**1 184 506**	855 044
Exercisable	**–**	–	**–**	–
Not exercisable	**2 067 040**	1 309 448	**1 184 506**	855 044
Number of employees participating in awards issued	**70**	104	**75**	81
Market value of awards issued (US$ million) [c]	**–**	–	**–**	–
Proceeds from awards issued (US$ million)	**–**	–	**–**	–
Number of employees exercising awards	**–**	–	**2**	–
Market value of shares on exercise of awards (US$ million)	**–**	–	**–**	–

	Group Incentive Scheme Performance Shares (BHP Billiton Limited) [a]		Group Incentive Scheme Performance Shares (BHP Billiton Plc) [a]	
	2005	2004	**2005**	2004
Number of awards issued since commencement of the Plan	**11 501 457**	10 863 781	**5 974 344**	5 616 216
During the financial year				
Number of awards remaining at the beginning of the financial year	**10 136 908**	7 313 516	**4 833 951**	3 634 251
Number of awards issued	**637 676**	3 353 538	**358 128**	1 649 448
Number of awards exercised	**(668 853)**	(157 429)	**(281 123)**	(84 041)
Number of awards lapsed	**(245 149)**	(372 717)	**(91 563)**	(365 707)
Number of awards remaining at the end of the financial year	**9 860 582**	10 136 908	**4 819 393**	4 833 951
Exercisable	**–**	–	**–**	–
Not exercisable	**9 860 582**	10 136 908	**4 819 393**	4 833 951
Number of employees participating in awards issued	**105**	409	**195**	218
Market value of awards issued (US$ million) [c]	**–**	–	**–**	–
Proceeds from awards issued (US$ million)	**–**	–	**–**	–
Number of employees exercising awards	**19**	12	**15**	6
Market value of shares on exercise of awards (US$ million)	**7**	1	**2**	1

31 Employee share ownership plans continued

	Employee Share Plan Options [a]		Weighted Average Exercise Price (A$)	
	2005	2004	**2005**	2004
Number of awards issued since commencement of the Plan	**178 032 575**	178 032 575		
During the financial year				
Number of awards remaining at the beginning of the financial year	**24 309 476**	37 571 802	**7.94**	7.81
Number of awards issued	**–**	–	**–**	–
Number of awards exercised	**(8 550 570)**	(10 764 732)	**8.08**	7.48
Number of awards lapsed	**(1 187 213)**	(2 497 594)	**8.28**	8.04
Number of awards remaining at the end of the financial year	**14 571 693**	24 309 476	**7.83**	7.94
Exercisable	**14 571 693**	13 679 357	**7.83**	7.66
Not exercisable	**–**	10 630 119	**–**	8.30
Number of employees participating in awards issued	**–**	–		
Market value of awards issued (US$ million) [c]	**–**	–		
Proceeds from awards issued (US$ million)	**–**	–		
Number of employees exercising awards	**1 225**	1 683		
Market value of shares on exercise of awards (US$ million)	**100**	88		
Proceeds from exercise of options (US$ million)	**53**	57		

	Employee Share Plan Shares [a]		Executive Share Scheme Partly Paid Shares [a]	
	2005	2004	**2005**	2004
Number of awards issued since commencement of the Plan	**373 745 102**	373 745 102	**50 529 280**	50 529 280
During the financial year				
Number of awards remaining at the beginning of the financial year	**18 660 656**	20 508 095	**621 936**	1 656 984
Number of awards issued	**–**	–	**–**	–
Number of awards exercised	**(2 049 611)**	(1 847 439)	**(347 018)**	(1 035 048)
Number of awards lapsed	**–**	–	**–**	–
Number of awards remaining at the end of the financial year	**16 611 045**	18 660 656	**274 918**	621 936
Exercisable	**16 611 045**	18 660 656	**274 918**	621 936
Not exercisable	**–**	–	**–**	–
Number of employees participating in awards issued			**–**	–
Market value of awards issued (US$ million) [c]			**–**	–
Proceeds from awards issued (US$ million)			**–**	–
Number of employees exercising awards			**2**	4
Market value of shares on exercise of awards (US$ million)			**4**	9
Employee Share Plan loans outstanding (US$ million)	**60**	63	**–**	–
Proceeds from conversion of partly paid shares (US$ million)			**3**	9

31 Employee share ownership plans continued

	Performance Share Plan Performance Rights [a]		Bonus Equity Share Plan Shares [a]	
	2005	2004	**2005**	2004
Number of awards issued since commencement of the Plan	**12 679 547**	12 679 547	**1 016 845**	1 016 845
During the financial year				
Number of awards remaining at the beginning of the financial year	**5 244 027**	8 163 616	**818 746**	856 345
Number of awards issued	**–**	–	**–**	–
Number of awards exercised	**(3 218 307)**	(2 712 371)	**(748 345)**	(34 573)
Number of awards lapsed	**(396 051)**	(207 218)	**(22 739)**	(3 026)
Number of awards remaining at the end of the financial year	**1 629 669**	5 244 027	**47 662**	818 746
Exercisable	**1 629 669**	716 120	**47 662**	–
Not exercisable	**–**	4 527 907	**–**	818 746
Number of employees participating in awards issued	**–**	–	**–**	–
Market value of awards issued (US$ million) [c]	**–**	–	**–**	–
Proceeds from awards issued (US$ million)	**–**	–	**–**	–
Number of employees exercising awards	**72**	172	**83**	9
Market value of shares on exercise of awards (US$ million)	**36**	21	**11**	–

Month of issue	Number issued	Number of recipients	Number exercised	Number lapsed	Awards outstanding at: Balance date	Date of Directors' Report	Exercise price	Exercise period/ release date
Restricted Share Scheme [d]								
November 2001 (Share awards)	292 577	1	98 574	194 003	–	–	–	Nov 2004
October 2001 (Share awards)	4 446 532	147	3 436 002	1 010 530	–	–	–	Nov 2004
October 2001 (Options)	918 446	32	608 525	176 943	132 978	132 978	–	Oct 2004 – Sept 2008
					132 978	**132 978**		
Co-Investment Plan [d]								
November 2001	100 945	1	23 131	77 814	–	–	–	Nov 2000 – Oct 2011
October 2001	922 480	83	146 172	254 002	522 306	516 517	–	Oct 2003 – Sept 2011
					522 306	**516 517**		
Long Term Incentive Plan Performance Shares (BHP Billiton Plc)								
December 2004	2 354 800	159	–	37 500	2 317 300	2 317 300	–	Aug 2009 – Aug 2014
					2 317 300	**2 317 300**		
Group Incentive Scheme (BHP Billiton Plc)								
Deferred Shares								
December 2004	1 308 709	200	12 958	27 493	1 268 258	1 268 258	–	Aug 2006 – Aug 2009
November 2003	1 397 818	194	78 317	94 658	1 224 843	523 493	–	Aug 2005 – Aug 2008
Options								
December 2004	378 384	45	–	19 981	358 403	358 403	£6.11	Aug 2006 – Aug 2009
November 2003	918 054	78	35 594	56 357	826 103	556 346	£4.43	Aug 2005 – Aug 2008
Performance Shares								
December 2004	358 128	42	11 036	23 250	323 842	323 842	–	Aug 2007 – Aug 2010
November 2003	1 649 448	210	98 747	109 992	1 440 709	1 440 709	–	Aug 2006 – Aug 2009
November 2002	3 966 768	209	255 381	656 545	3 054 842	1 435 045	–	Aug 2005 – Aug 2008
					8 497 000	**5 906 096**		

31 Employee share ownership plans continued

Month of issue	Number issued	Number of recipients	Number exercised	Number lapsed	Awards outstanding at: Balance date	Awards outstanding at: Date of Directors' Report	Exercise price	Exercise period/ release date
Employee Share Plan								
Options								
September 2002	67 500	1	60 750	6 750	–	–	A$8.95	Oct 2004 – Sept 2011
November 2001	6 870 500	113	2 988 311	1 374 339	2 507 850	2 123 210	A$8.30	Oct 2004 – Sept 2011
November 2001	7 207 000	153	3 751 675	1 280 988	2 174 337	1 930 777	A$8.29	Oct 2004 – Sept 2011
December 2000	3 444 587	67	1 666 726	485 625	1 292 236	1 067 140	A$8.72	July 2003 – Dec 2010
December 2000	2 316 010	59	1 213 701	299 605	802 704	724 334	A$8.71	July 2003 – Dec 2010
November 2000	1 719 196	44	677 150	539 452	502 594	502 594	A$8.28	July 2003 – Oct 2010
November 2000	7 764 776	197	5 575 927	871 935	1 316 914	1 193 008	A$8.27	July 2003 – Oct 2010
April 2000	61 953	3	20 651	–	41 302	20 651	A$7.60	April 2003 – April 2010
April 2000	937 555	5	51 628	138 361	747 566	747 566	A$7.60	April 2003 – April 2010
December 1999	413 020	1	413 020	–	–	–	A$8.61	April 2002 – April 2009
December 1999	309 765	1	309 765	–	–	–	A$7.50	April 2002 – April 2009
October 1999	105 320	3	14 456	30 976	59 888	8 260	A$7.57	April 2002 – April 2009
July 1999	206 510	1	206 510	–	–	–	A$7.60	April 2002 – April 2009
April 1999	44 474 820	45 595	19 294 392	21 348 634	3 831 794	3 607 730	A$6.92	April 2002 – April 2009
April 1999	16 901 398	944	9 270 853	6 336 037	1 294 508	1 249 076	A$6.92	April 2002 – April 2009
					14 571 693	**13 174 346**		
Performance Share Plan								
Performance Rights [(d)]								
November 2001 (LTI)	5 114 298	110	3 161 027	813 381	1 139 890	1 054 494	–	Oct 2004 – Sept 2011
October 2001 (LTI)	173 879	2	118 670	17 389	37 820	–	–	Oct 2004 – Sept 2011
October 2001 (MTI)	238 940	6	22 596	26 544	189 800	189 800	–	Oct 2003 – Mar 2006
December 2000 (LTI)	415 510	11	348 674	–	66 836	66 836	–	July 2003 – Dec 2010
November 2000 (LTI)	4 441 620	104	4 040 019	206 278	195 323	122 268	–	July 2003 – Oct 2010
					1 629 669	**1 433 398**		
Bonus Equity Share								
Plan Shares								
November 2001	1 016 845	117	918 863	50 320	47 662	47 662	–	Nov 2004 – Oct 2006
					47 662	**47 662**		
Long Term Incentive Plan								
Performance Shares								
(BHP Billiton Limited)								
December 2004	4 854 485	293	–	90 377	4 764 108	4 744 108	–	Aug 2009 – Aug 2014
					4 764 108	**4 744 108**		
Group Incentive Scheme								
(BHP Billiton Limited)								
Deferred Shares								
December 2004	2 536 991	384	52 007	40 279	2 444 705	2 425 138	–	Aug 2006 – Aug 2009
November 2003	3 001 722	391	234 988	104 175	2 662 559	1 629 032	–	Aug 2005 – Aug 2008
Options								
December 2004	780 181	70	–	–	780 181	776 322	A$15.39	Aug 2006 – Aug 2009
November 2003	1 338 814	104	–	51 955	1 286 859	1 227 846	A$11.11	Aug 2005 – Aug 2008
Performance Shares								
December 2004	637 676	105	28 199	18 895	590 582	571 812	–	Aug 2007 – Aug 2010
November 2003	3 353 538	409	216 416	171 167	2 965 955	2 953 122	–	Aug 2006 – Aug 2009
November 2002	7 510 243	425	581 667	624 531	6 304 045	3 764 581	–	Aug 2005 – Aug 2008
					17 034 886	**13 347 853**		

(a) The terms and conditions for all BHP Billiton Group employee ownership plans are detailed in section 8.1 of the Remuneration Report in the BHP Billiton Limited Annual Report 2005 ('Remuneration Report'), except as follows:

The Bonus Equity Share Plan provided eligible employees with the opportunity to take a portion of their incentive plan award in ordinary shares in BHP Billiton Limited. Eligibility was determined by the Board. Participants who elected to take their incentive plan award in shares under the Plan also received an uplift of 25 per cent so that for each A$1 of award taken as shares, A$1.25 worth of shares were provided. The shares were purchased on-market. The shares awarded under this Plan are held in trust and may not be transferred or disposed of for at least a three-year period. The shares are allocated on the following terms:

(i) while the shares are held in trust, the participants are entitled to receive dividends on those shares, entitled to participate in bonus issues, may participate in rights issues, etc. and may direct the trustee on how to vote those shares at a general meeting of BHP Billiton Limited; and

(ii) if employment ceases while the shares are in trust, the shares awarded as part of the 25 per cent uplift (or a portion of that uplift) may or may not be forfeited (depending upon the circumstances of the employment relationship ending).

The Employee Share Plan option issues for 2002 and 2001 were made on substantially the same terms and conditions as the 2000 issue, the conditions of which are detailed in Section 8.1 of the Remuneration Report.

(b) All awards issued under the Restricted Share Scheme (RSS) and Co-Investment Plan (CIP) prior to June 2001 vested as a consequence of the DLC merger. Data as presented reflects awards granted after completion of the DLC merger only.

(c) Options, Performance Rights and awards issued under the Long Term Incentive Plan, Group Incentive Scheme, Bonus Equity Share Plan, RSS and CIP are not transferable or listed and as such do not have a market value.

(d) Shares issued on exercise of Performance Rights and awards under the RSS and CIP include shares purchased on-market.

(e) In respect of employee share awards, the BHP Billiton Group utilises the following trusts:

The Billiton Employee Share Ownership Trust is a discretionary trust for the benefit of all employees of BHP Billiton Plc and its subsidiaries. The trustee is an independent company, resident in Jersey. The trust uses funds provided by BHP Billiton Plc and/or its subsidiaries as appropriate to acquire ordinary shares to enable awards to be made or satisfied under the Long Term Incentive Plan, Group Incentive Scheme, RSS and CIP. The ordinary shares may be acquired by purchase in the market or by subscription at not less than nominal value.

The BHP Performance Share Plan Trust (PSP Trust) is a discretionary trust established to distribute shares under selected BHP Billiton Limited employee share plan schemes. The trustee of the trust is BHP Billiton Employee Plan Pty Ltd, an Australian company. The trust uses funds provided by BHP Billiton Limited and/or its subsidiaries to acquire shares on-market to satisfy exercises made under the Group Incentive Scheme, Long Term Incentive Plan and Performance Share Plan.

The BHP Bonus Equity Plan Trust (BEP Trust) is a discretionary trust established for the purpose of holding shares in BHP Billiton Limited to satisfy exercises made under the BHP Billiton Limited Bonus Equity Share Plan. The trustee is BHP Billiton Employee Plan Pty Ltd.

32 Reserves

	2005 US$M	2004 US$M
Employee share awards reserve	221	137
Exchange fluctuation account	417	410
Total reserves	**638**	547
Employee share awards reserve		
Opening balance	137	78
Accrued employee entitlement for unvested awards	109	96
Vesting of employee share awards	(25)	(17)
Transfer of shares from BHP Billiton Plc share repurchase scheme (refer note 30)	–	(20)
Closing balance (a)	**221**	137
Exchange fluctuation account		
Opening balance	410	362
Exchange fluctuations on foreign currency net assets net of tax	7	48
Closing balance	**417**	410

(a) At 30 June 2005, 1 477 784 shares (2004: 4 948 281) were held in trust with a market value at that date of US$19 million (2004: US$43 million).

33 Retained profits

	2005 US$M	2004 US$M
Retained profits opening balance	**10 928**	8 558
Dividends provided for or paid (a)	**(1 409)**	(1 025)
Vesting of employee share awards	**(25)**	(8)
BHP Billiton Limited share buy-back (b)	**(1 481)**	–
Net profit	**6 009**	3 403
Retained profits closing balance	**14 022**	10 928

(a) Refer note 11.
(b) On 23 November 2004, the BHP Billiton Group completed an off-market share buy-back of 180 716 428 BHP Billiton Limited shares. In accordance with the structure of the buy-back, US$1 481 million was allocated to retained earnings. The final price for the buy-back was A$12.57 per share, representing a discount of 12 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back.

34 Outside equity interests

	2005 US$M	2004 US$M
Contributed equity	**65**	65
Reserves	**1**	1
Retained profits	**275**	281
Total outside equity interests	**341**	347

35 Total equity

	2005 US$M	2004 US$M
Total equity opening balance	**15 425**	12 839
Total changes in equity recognised in the Statement of Financial Performance	**6 016**	3 451
Transactions with owners as owners		
Contributed equity	**56**	66
Dividends (a)	**(1 409)**	(1 025)
Accrued employee entitlement to share awards	**109**	96
Cash settlement of share awards	**(3)**	–
Purchases of shares made by ESOP trusts	**(47)**	(25)
BHP Billiton Limited share buy-back (b)	**(1 777)**	–
Total changes in outside equity interests	**(6)**	23
Total equity closing balance	**18 364**	15 425

(a) Refer note 11.
(b) On 23 November 2004, the BHP Billiton Group completed an off-market share buy-back of 180 716 428 BHP Billiton Limited shares. As a result of the buy-back, total equity decreased by US$1 777 million (including US$5 million of transaction costs). In accordance with the structure of the buy-back, US$296 million was allocated to the contributed equity of BHP Billiton Limited and US$1 481 million was allocated to retained earnings. The final price for the buy-back was A$12.57 per share, representing a discount of 12 per cent to the volume weighted average price of BHP Billiton Limited shares over the five days up to and including the closing date of the buy-back.

36 Notes to the Statement of Cash Flows

For the purpose of the Statement of Cash Flows, cash is defined as cash and cash equivalents. Cash equivalents include highly liquid investments which are readily convertible to cash, bank overdrafts and interest bearing liabilities at call.

	2005 US$M	2004 US$M
Reconciliation of cash		
Cash and cash equivalents comprise:		
Cash assets		
Cash	**916**	674
Short-term deposits	**502**	1 144
Total cash assets	**1 418**	1 818
Bank overdrafts (a)	**(15)**	(133)
Total cash and cash equivalents	**1 403**	1 685
Reconciliation of net cash provided by operating activities to net profit		
Net profit	**6 241**	3 499
Depreciation and amortisation	**1 994**	1 793
Share of net profit of joint ventures less dividends	**(309)**	(20)
Capitalised borrowing costs	**(85)**	(97)
Exploration, evaluation and development expense (excluding diminution)	**353**	284
Net gain on sale of non-current assets	**(112)**	(101)
Discounting on provisions and other liabilities	**175**	111
Inventory fair value adjustment	**54**	–
Sale of equity interest in North West Shelf project	**(56)**	–
Sale of Laminaria and Corallina	**(134)**	–
Disposal of Chrome operations	**(142)**	–
Restructuring provisions	**79**	–
Provision for termination of operations	**246**	–
Closure plans	**121**	534
Dalmine settlement	**–**	(66)
Diminution of property, plant and equipment, investments and intangibles	**16**	116
Employee share awards	**116**	96
Exchange differences on Group debt	**15**	104
Change in assets and liabilities net of effects from acquisitions and disposals of controlled entities and exchange fluctuations		
Increase in inventories	**(393)**	(356)
Decrease/(increase) in deferred charges	**11**	(80)
Increase in trade receivables	**(521)**	(560)
(Increase)/decrease in sundry receivables	**(146)**	35
Increase/(decrease) in income taxes payable	**545**	(19)
Decrease in deferred taxes	**(9)**	(439)
Increase in trade creditors	**585**	259
Increase/(decrease) in sundry creditors	**116**	(3)
Increase/(decrease) in interest payable	**5**	(2)
Increase in other provisions and liabilities	**149**	84
Other movements	**12**	3
Net cash provided by operating activities	**8 926**	5 175

36 Notes to the Statement of Cash Flows continued

	2005 US$M	2004 US$M
Carrying amount of controlled entities and operations disposed		
Value of assets and liabilities of entities and operations disposed of:		
Cash and cash equivalents	**90**	5
Receivables (current)	**108**	14
Inventories (current)	**78**	2
Other (current)	**–**	1
Receivables (non-current)	**88**	3
Investments (non-current)	**2**	–
Property, plant and equipment	**337**	77
Intangible assets	**49**	–
Other (non-current)	**–**	6
Payables and interest bearing liabilities (current)	**(154)**	(4)
Provisions (current)	**(22)**	(2)
Payables and interest bearing liabilities (non-current)	**(138)**	–
Provisions (non-current)	**(151)**	(55)
Net identifiable assets	**287**	47
Net consideration received		
Cash	**563**	53
Profit on disposal	**276**	6
Non-cash financing and investing activities		
Other:		
Employee Share Plan loan instalments [(b)]	**2**	1

Refer note 3 for further details regarding the acquisition of WMC Resources Ltd. There were no material acquisitions in 2004.

(a) Refer note 25.
(b) The Employee Share Plan loan instalments represent the repayment of loans outstanding with the BHP Billiton Group, by the application of dividends.

37 Standby arrangements, unused credit facilities

	Facility available 2005 US$M	Used 2005 US$M	Unused 2005 US$M	Facility available 2004 US$M	Used 2004 US$M	Unused 2004 US$M
BHP Billiton Group						
Bank standby and support arrangements						
Acquisition finance facility	**5 500**	**3 000**	**2 500**	–	–	–
Revolving credit facilities	**3 000**	**–**	**3 000**	2 500	–	2 500
Overdraft facilities	**62**	**15**	**47**	184	133	51
Total financing facilities	**8 562**	**3 015**	**5 547**	2 684	133	2 551

Details of major standby and support arrangements are as follows:

Acquisition finance facility
In March 2005, the BHP Billiton Group established a term facility of US$5.5 billion comprising of a US$3.3 billion 18-month tranche and a US$2.5 billion five-year tranche. The purpose of this facility was for the acquisition of WMC Resources Ltd.

Revolving credit facility
In September 2004, the Group's US$2.5 billion multi-currency revolving credit facility was cancelled and replaced with a new US$2.0 billion multi-currency revolving credit facility maturing in September 2009. In March 2005, this facility (which can be used for general corporate purposes) was increased to US$3 billion.

The BHP Billiton Group has access to short-term finance under an A$2 billion Australian commercial paper programme and a US$3 billion US commercial paper programme. There was US$1.6 billion commercial paper outstanding under the US commercial paper programme at 30 June 2005 (2004: US$nil). The Australian commercial paper programme was undrawn at 30 June 2005 (2004: US$nil). The commercial paper programmes are supported by the US$3 billion multi-currency revolving credit facility.

Other credit facilities and overdraft facilities
Other credit facilities and bank overdraft facilities are arranged with a number of banks with the general terms and conditions agreed on a periodic basis.

As at 30 June 2005, total overdraft facilities utilised by various entities within the Group were US$15 million (2004: US$133 million).

38 Financial instruments

BHP Billiton Group financial risk strategy
The BHP Billiton Group manages its exposure to key financial risks, including interest rates, currency movements and commodity prices, in accordance with the Group's Portfolio Risk Management strategy. The objective of the strategy is to support the delivery of the BHP Billiton Group's financial targets while protecting its future financial security and flexibility.

The strategy entails managing risk at the portfolio level through the adoption of a 'self-insurance' model, by taking advantage of the natural diversification provided through the scale, diversity and flexibility of the portfolio as the principal means for managing risk.

There are two components to the Portfolio Risk Management strategy:

Risk mitigation – where risk is managed at the portfolio level within an approved Cash Flow at Risk ('CFaR') framework to support the achievement of the BHP Billiton Group's broader strategic objectives. The CFaR framework is a means to quantify the variability of the BHP Billiton Group's cash flows after taking into account diversification effects. (CFaR is the worst expected loss relative to projected business plan cash flows over a one-year horizon under normal market conditions at a confidence level of 95 per cent).

Where CFaR is within the Board-approved limits, hedging activities of operational currency exposures are not undertaken. However, the Group generally hedges the non-US dollar currency exposure of major capital expenditure projects and non-US dollar marketing contracts. There could also be circumstances, for example, such as following a major acquisition, when it becomes appropriate to mitigate risk in order to support the BHP Billiton Group's strategic objectives. In such circumstances, the BHP Billiton Group may execute hedge transactions or utilise other techniques to return risk to within approved parameters.

Strategic financial transactions – where opportunistic transactions are entered into to capture value from perceived market over/under valuations. These transactions occur on an infrequent basis and are treated separately to the risk mitigation transactions, with all gains and losses included in the Statement of Financial Performance at the end of each reporting period. These transactions are strictly controlled under a separate stop-loss and Value at Risk limit framework. There have been no strategic financial transactions undertaken to date.

Primary responsibility for identification and control of financial risks rests with the Financial Risk Management Committee (FRMC) under authority delegated by the Office of the Chief Executive.

The FRMC receives reports on, amongst other matters: financing requirements both for existing operations and new capital projects; assessments of risks and rewards implicit in requests for financing; and market forecasts for interest rates, currency movements and commodity prices, including analysis of sensitivities. In addition, the FRMC receives reports on the various financial risk exposures of the BHP Billiton Group. On the basis of this information, the FRMC determines the degree to which it is appropriate to use financial instruments, commodity contracts, other hedging instruments or other techniques to mitigate the identified risks. The main risks for which such instruments may be appropriate are interest rate risk, liquidity risk, foreign currency risk and commodity price risk, each of which is described below. In addition, where risks could be mitigated by insurance the FRMC decides whether such insurance is appropriate and cost-effective. FRMC decisions can be implemented directly by Group management or can be delegated from time to time to be implemented by the management of the Customer Sector Groups.

BHP Billiton Group risk exposures and responses
The main financial risks relating to interest rates and foreign currency are summarised in the tables below. The individual risks along with the responses of the BHP Billiton Group are also set out below.

Interest rate risk
The BHP Billiton Group is exposed to interest rate risk on its outstanding borrowings and investments. Interest rate risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit.

When required under this strategy, the BHP Billiton Group uses interest rate swaps, including cross currency interest rate swaps, to convert a fixed rate exposure to a floating rate exposure or vice versa. All interest swaps have been designed as hedging instruments.

The interest rate risk tables present interest rate risk and effective weighted average interest rates for classes of financial assets and liabilities.

The combined interest rate and foreign currency risk tables also present interest rate risk as well as weighted average fixed interest rates and weighted average maturities. These tables present the information for each principal currency in which financial assets and liabilities are denominated.

38 Financial instruments continued

Interest rate risk

2005	Note	Weighted average interest rate[a]	Floating interest rate	Fixed interest maturing in:				Non-interest bearing	Total
				1 year or less	1 to 2 years	2 to 5 years	More than 5 years[c]		
Financial assets									
Cash	36	**2.3%**	**1 210**	**208**	**–**	**–**	**–**	**–**	**1 418**
Receivables		**8.3%**	**84**	**8**	**–**	**2**	**5**	**3 829**	**3 928**
Other financial assets	14,19	**7.5%**	**210**	**2**	**–**	**–**	**–**	**98**	**310**
			1 504	**218**	**–**	**2**	**5**	**3 927**	**5 656**
Financial liabilities									
Payables		**–**	**–**	**–**	**–**	**–**	**–**	**4 023**	**4 023**
Bank overdrafts (unsecured)	25	**3.5%**	**15**	**–**	**–**	**–**	**–**	**–**	**15**
Bank loans	25,28	**3.6%**	**3 173**	**–**	**–**	**–**	**–**	**–**	**3 173**
Commercial paper	28	**3.2%**	**1 602**	**–**	**–**	**–**	**–**	**–**	**1 602**
Notes and debentures	25,28	**5.1%**	**2 264**	**316**	**1**	**–**	**1 809**	**–**	**4 390**
Non-recourse finance	25,28	**4.0%**	**649**	**23**	**23**	**12**	**–**	**–**	**707**
Secured debt (limited recourse)	25,28	**6.1%**	**175**	**28**	**28**	**115**	**89**	**–**	**435**
Redeemable preference shares	28	**5.4%**	**150**	**300**	**–**	**–**	**–**	**–**	**450**
Lease liabilities	25,28	**7.9%**	**33**	**–**	**–**	**–**	**23**	**–**	**56**
Other interest bearing liabilities	25,28	**6.2%**	**134**	**7**	**9**	**27**	**63**	**58**	**298**
Employee benefits [b]	26,29	**5.1%**	**80**	**–**	**–**	**–**	**–**	**760**	**840**
			8 275	**674**	**61**	**154**	**1 984**	**4 841**	**15 989**
Interest rate swaps [c]			**(2 263)**	**281**	**–**	**1 132**	**850**		

2004	Note	Weighted average interest rate[a]	Floating interest rate	Fixed interest maturing in:				Non-interest bearing	Total
				1 year or less	1 to 2 years	2 to 5 years	More than 5 years[c]		
Financial assets									
Cash	36	1.1%	1 747	71	–	–	–	–	1 818
Receivables		8.6%	225	–	17	15	8	3 128	3 393
Other financial assets	14,19	9.5%	155	4	–	–	6	125	290
			2 127	75	17	15	14	3 253	5 501
Financial liabilities									
Payables		–	–	–	–	–	–	2 550	2 550
Bank overdrafts (unsecured)	25	1.9%	133	–	–	–	–	–	133
Bank loans	25,28	7.4%	238	64	–	5	–	–	307
Commercial paper	28	–	–	–	–	–	–	–	–
Notes and debentures	25,28	3.8%	2 394	176	316	–	1 073	–	3 959
Non-recourse finance	25,28	2.5%	825	23	–	58	–	–	906
Secured debt (limited recourse)	25,28	6.1%	193	28	32	98	135	–	486
Redeemable preference shares	28	5.2%	150	–	300	–	–	–	450
Lease liabilities	25,28	11.6%	34	2	–	10	30	–	76
Other interest bearing liabilities	25,28	6.1%	268	7	7	23	80	81	466
Employee benefits [b]	26,29	5.9%	72	–	–	–	–	550	622
			4 307	300	655	194	1 318	3 181	9 955
Interest rate swaps [c]			(2 263)	–	281	1 132	850		

(a) Weighted average interest rates take into account the effect of interest rate and cross currency swaps.

(b) Employee benefits to be settled in cash.

(c) Included in the floating rate debt of US$8 275 million (2004: US$4 307 million) is fixed rate debt of US$2 263 million (2004: US$2 263 million) that has been swapped to floating rates. US$500 million of fixed rate debt presented above as maturing in greater than five years will be exposed to a floating rate of interest from November 2005 until maturity. Refer to the interest rate and cross currency swap table below.

38 Financial instruments continued

Combined interest rate and foreign currency risk

2005	Floating rate[a] US$M	Fixed rate US$M	Non-interest bearing US$M	Total US$M	Weighted average interest rate (%) Fixed rate	Weighted average period for which rate is fixed Years	Weighted average period to maturity of non-interest bearing balances Years
Financial assets							
US dollars	753	215	2 866	3 834	2.81	1	1
South African rand	361	2	214	577	8.70	1	1
Australian dollars	84	5	486	575	2.30	1	3
Canadian dollars	41	–	4	45	–	–	3
Other	265	3	357	625	2.30	1	2
	1 504	225	3 927	5 656	2.85	1	2
Financial liabilities [b]							
US dollars	8 112	2 780	1 449	12 341	6.70	8	1
South African rand	12	81	403	496	13.49	12	2
Australian dollars	137	3	2 368	2 508	8.00	8	1
Canadian dollars	–	–	119	119	–	–	1
Other	14	9	502	525	7.20	11	1
	8 275	2 873	4 841	15 989	6.89	8	1

2004	Floating rate[a] US$M	Fixed rate US$M	Non-interest bearing US$M	Total US$M	Weighted average interest rate (%) Fixed rate	Weighted average period for which rate is fixed Years	Weighted average period to maturity of non-interest bearing balances Years
Financial assets							
US dollars	1 503	62	2 069	3 634	4.24	2	2
South African rand	185	10	258	453	3.22	1	1
Australian dollars	115	29	358	502	5.36	2	3
Canadian dollars	32	–	10	42	–	–	1
Other	292	20	558	870	1.08	1	2
	2 127	121	3 253	5 501	3.90	2	2
Financial liabilities [b]							
US dollars	3 897	2 278	1 273	7 448	7.20	8	1
South African rand	84	158	452	694	10.56	9	1
Australian dollars	285	14	1 044	1 343	8.73	5	2
Canadian dollars	–	–	90	90	–	–	1
Other	41	17	322	380	6.73	9	1
	4 307	2 467	3 181	9 955	7.42	8	1

[a] The floating rate financial liabilities bear interest at various rates set with reference to the prevailing LIBOR or equivalent for that time period and country.

[b] Financial liabilities are presented after the effect of cross currency and interest rate swaps.

38 Financial instruments continued

Details of interest rate swaps and cross currency swaps used to hedge interest rate and foreign currency risks are as follows:

	Weighted average exchange rate 2005	2004	Weighted average interest rate payable 2005 %	2004 %	Weighted average interest rate receivable 2005 %	2004 %	Interest rate swap amount [a] 2005 US$M	2004 US$M	Cross currency swap amount [a] 2005 US$M	2004 US$M
Interest rate swaps										
US dollar swaps										
Pay floating [b]/receive fixed										
Later than five years	**n/a**	n/a	**2.68**	1.80	**4.80**	4.80	**850**	850	**n/a**	n/a
Pay floating [b]/receive fixed [c]										
Later than five years	**n/a**	n/a	**3.96**	–	**5.13**	–	**500**	–	**n/a**	n/a
Pay fixed/receive floating [b][c]										
Not later than one year	**n/a**	n/a	**1.74**	–	**3.96**	–	**(500)**	–	**n/a**	n/a
Cross currency swaps										
Australian dollar to US dollar swaps										
Pay floating [b]/receive floating [b]										
Not later than one year	**–**	0.5217	**–**	1.61	**–**	5.68	**–**	–	**–**	130
Pay floating [b]/receive fixed										
Not later than one year	**0.5620**	–	**4.96**	–	**7.50**	–	**281**	–	**281**	–
Later than one year but not later than two years	**–**	0.5620	**–**	2.09	**–**	7.50	**–**	281	**–**	281
Later than two years but not later than five years	**0.5217**	0.5217	**3.57**	1.96	**6.25**	6.25	**391**	391	**391**	391
Euro to US dollar swaps										
Pay floating [b]/receive fixed										
Later than two years but not later than five years	**0.9881**	0.9881	**2.83**	1.43	**3.88**	3.88	**741**	741	**741**	741
							2 263	2 263	**1 413**	1 543

[a] Amount represents US$ equivalent of principal payable under the swap contract.
[b] Floating interest rate in future periods will be based on LIBOR for US dollar swaps and BBSW for Australian dollar swaps applicable at the time of the interest rate reset.
[c] The pay fixed/receive floating leg of the swap matures in November 2005. The pay floating/receive fixed leg of the swap matures in May 2013. Therefore US$500 million of fixed rate debt at 30 June 2005 will be exposed to a floating interest rate from November 2005 until maturity in 2013.

Currency risk
The US dollar is the functional currency of most operations within the BHP Billiton Group and so most currency exposure relates to transactions and balances in currencies other than the US dollar. The BHP Billiton Group has potential currency exposures in respect of items denominated in currencies other than the functional currency of an operation comprising:
- transactional exposure in respect of non-functional currency expenditure and revenues;
- translational exposure in respect of investments in overseas operations; and
- translational exposure in respect of non-functional currency monetary items.

The potential currency exposures are discussed below.

Transactional exposure in respect of non-functional currency expenditure and revenues
Operating expenditure and capital expenditure is incurred by some operations in currencies other than their functional currency. To a lesser extent, sales revenue is earned in currencies other than the functional currency of operations, and certain exchange control restrictions may require that funds be maintained in currencies other than the functional currency of the operation. These risks are managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit.

When required under this strategy, foreign exchange hedging contracts are entered into in foreign exchange markets. Operating and capital costs are hedged using forward exchange and currency option contracts.

The Group generally hedges the non-US dollar currency exposure of major capital expenditure projects. Forward contracts taken out under this policy are separately disclosed below as 'Relating to capital expenditure hedging'.

In addition, the Group enters into hedges to manage short-term foreign currency cash flows and non-US dollar exposures in marketing contracts. Forward contracts taken out under this policy are separately disclosed below as 'Relating to operating hedging'.

The following table provides information about the principal currency hedge contracts.

Forward exchange contracts

	Weighted average exchange rate 2005	2004	Contract amounts 2005 US$M	2004 US$M
Relating to capital expenditure hedging				
Forward contracts – sell US dollars/buy Australian dollars				
Not later than one year	**0.7251**	0.7069	**753**	361
Later than one year but not later than two years	**0.6993**	0.6928	**123**	334
Later than two years but not later than three years	**0.7215**	0.6803	**4**	68
Later than three years but not later than four years	**–**	0.6715	**–**	1
Total	**0.7214**	0.6983	**880**	764
Forward contracts – sell Australian dollars/buy US dollars				
Not later than one year	**0.7649**	–	**77**	–
Later than one year but not later than two years	**0.7507**	–	**14**	–
Later than two years but not later than three years	**0.7408**	–	**4**	–
Total	**0.7618**	–	**95**	–
Forward contracts – sell US dollars/buy Euros				
Not later than one year	**0.7773**	–	**21**	–
Later than one year but not later than two years	**0.7553**	–	**2**	–
Total	**0.7754**	–	**23**	–
Forward contracts – sell US dollars/buy Canadian dollars				
Not later than one year	**1.2821**	–	**30**	–
Total	**1.2821**	–	**30**	–
Forward contracts – sell US dollars/buy Chilean pesos				
Not later than one year	**586.6**	–	**117**	–
Later than one year but not later than two years	**588.5**	–	**15**	–
Total	**586.8**	–	**132**	–
Forward contracts – sell US dollars/buy Japanese yen				
Not later than one year	**103.57**	–	**5**	–
Total	**103.57**	–	**5**	–
Forward contracts – sell other currencies/buy US dollars				
Not later than one year	**n/a**	–	**10**	–
Total	**n/a**	–	**10**	–
Relating to operating hedging				
Forward contracts – sell US dollars/buy Australian dollars				
Not later than one year	**–**	0.7101	**–**	7
Total	**–**	0.7101	**–**	7
Forward contracts – sell Australian dollars/buy US dollars				
Not later than one year	**–**	0.6882	**–**	58
Total	**–**	0.6882	**–**	58
Forward contracts – sell Euros/buy US dollars				
Not later than one year	**0.8089**	0.8313	**142**	136
Later than one year but not later than two years	**0.7850**	0.8383	**32**	57
Total	**0.8045**	0.8334	**174**	193

38 Financial instruments continued

	Weighted average exchange rate		Contract amounts	
	2005	2004	**2005 US$M**	2004 US$M
Forward contracts – sell US dollars/buy Euros				
Not later than one year	**0.7644**	0.9309	**5**	3
Later than one year but not later than two years	**0.7509**	0.9439	**10**	2
Later than two years but not later than three years	**–**	0.9357	**–**	22
Total	**0.7553**	0.9358	**15**	27
Forward contracts – sell US dollars/buy UK pounds sterling				
Not later than one year	**0.5492**	–	**46**	–
Total	**0.5492**	–	**46**	–
Forward contracts – sell UK pounds sterling/buy US dollars				
Not later than one year	**0.5427**	0.5571	**52**	161
Later than one year but not later than two years	**0.5538**	0.5726	**40**	17
Total	**0.5475**	0.5586	**92**	178
Forward contracts – sell US dollars/buy South African rand				
Not later than one year	**6.7442**	7.3677	**52**	23
Later than one year but not later than two years	**7.9920**	7.7686	**6**	12
Later than two years but not later than three years	**8.1950**	8.1950	**–**	1
Total	**6.8832**	7.5137	**58**	36
Forward contracts – sell South African rand/buy US dollars				
Not later than one year	**–**	6.9940	**–**	45
Total	**–**	6.9940	**–**	45
Forward contracts – sell South African rand/buy Euros				
Not later than one year	**6.6762**	–	**1**	–
Total	**6.6762**	–	**1**	–
Relating to WMC acquisition				
Forward contracts – sell US dollars/buy Australian dollars				
Not later than one year	**0.7737**	–	**484**	–
Total	**0.7737**	–	**484**	–

Translational exposure in respect of investments in overseas operations
The functional currency of most BHP Billiton Group operations is US dollars. There are certain operations that have Australian dollars and UK pounds sterling as a functional currency. Foreign currency gains or losses arising on translation of the net assets of these operations are shown as a movement in reserves.

Where market conditions make it beneficial, the Group will borrow in currencies which would create translational exposure and will swap the liability into an appropriate currency.

Translational exposure in respect of non-functional currency monetary items
Monetary items denominated in currencies other than the functional currency of an operation are periodically restated to US dollar equivalents, and the associated gain or loss is taken to the Statement of Financial Performance, with the exception of foreign exchange gains or losses on foreign currency provisions for restoration and rehabilitation at Continuing Operations, which are capitalised in tangible fixed assets. The foreign currency risk is managed as part of the Portfolio Risk Management strategy and within the overall CFaR limit.

The combined interest rate and foreign currency risk table presented under the heading 'Interest rate risk' in this note shows the foreign currency risk in relation to financial assets and liabilities. However, this table includes financial assets and liabilities in US dollars and other currencies that represent the functional currency of the operations. In addition, the financial assets and liabilities primarily relate to contractual rights and obligations, and so exclude significant monetary items such as provisions for deferred taxation and some employee benefits.

The table below shows the foreign currency risk based on all monetary assets and liabilities in currencies other than the functional currency of the BHP Billiton operations. The amounts shown are after taking into account the effect of any forward foreign currency contracts entered into to manage these risks and excluding provisions for restoration and rehabilitation where foreign exchange gains and losses are capitalised.

| | Net foreign currency monetary assets/(liabilities) | | | | | |
2005	US$ US$M	A$ US$M	C$ US$M	SA rand US$M	Other US$M	Total US$M
Functional currency of Group operation						
US dollars	–	(3 372)	(437)	(722)	(552)	(5 083)
Australian dollars	16	–	–	–	–	16
Canadian dollars	24	–	–	–	–	24
UK pounds sterling	14	–	–	–	(4)	10
Other	–	–	–	–	–	–
	54	(3 372)	(437)	(722)	(556)	(5 033)

| | Net foreign currency monetary assets/(liabilities) | | | | | |
2004	US$ US$M	A$ US$M	C$ US$M	SA rand US$M	Other US$M	Total US$M
Functional currency of Group operation						
US dollars	–	(1 240)	(477)	(932)	(198)	(2 847)
Australian dollars	29	–	–	–	–	29
Canadian dollars	43	–	–	–	–	43
UK pounds sterling	(23)	–	–	–	–	(23)
Other	–	–	–	–	–	–
	49	(1 240)	(477)	(932)	(198)	(2 798)

Substantial portions of the non-functional currency liabilities of US dollar functional currency operations relate to payables, provisions for deferred taxation and employee benefits.

Liquidity risk

In September 2004 the Group's US$2.5 billion multi-currency revolving credit facility was cancelled and replaced with a new US$2.0 billion multi-currency revolving credit facility maturing in September 2009. In March 2005, this facility (which can be used for general corporate purposes) was increased to US$3.0 billion. In addition to the above, a new US$5.5 billion acquisition finance facility was established in March 2005 in order to assist with the financing of the WMC acquisition. This facility (which could only be used for the acquisition) has a US$3.0 billion 18-month tranche and a US$2.5 billion five-year tranche.

In October 2004, Moody's Investors Service upgraded the BHP Billiton Group's long-term credit rating from A2 to A1 (the short-term credit rating is P-1). As a result of the announcement of the takeover of WMC

in March 2005, Moody's changed the Group's outlook to developing from stable. On the successful acquisition of control of WMC in June 2005, Moody's changed the Group's outlook from developing back to stable. Standard & Poor's made no change to the Group's outlook or rating which remained at A+ (the short-term credit rating is A-1). The BHP Billiton Group's strong credit profile, diversified funding sources and committed credit facilities ensure that sufficient liquid funds are maintained to meet its daily cash requirements.

The BHP Billiton Group's policy on counterparty credit exposures ensures that only counterparties of a high credit standing are used for the investment of any excess cash.

The BHP Billiton Group's liquidity risk for derivatives arises from the possibility that a market for derivatives might not exist in some circumstances. To counter this risk the BHP Billiton Group only use derivatives in highly liquid markets. The maturity profile of the Group's financial liabilities is as follows:

2005	Bank loans, debentures and other loans US$M	Obligations under finance leases US$M	Subsidiary preference shares US$M	Other liabilities US$M	Total US$M
Due for payment					
In one year or less or on demand	1 047	3	450	4 390	5 890
In more than one year but not more than two years	3 159	7	–	113	3 279
In more than two years but not more than five years	3 334	11	–	–	3 345
In more than five years	3 080	35	–	360	3 475
	10 620	56	450	4 863	15 989

Notes to Financial Statements continued

38 Financial instruments continued

2004	Bank loans, debentures and other loans US$M	Obligations under finance leases US$M	Subsidiary preference shares US$M	Other liabilities US$M	Total US$M
Due for payment					
In one year or less or on demand	1 321	9	–	2 778	4 108
In more than one year but not more than two years	908	2	300	114	1 324
In more than two years but not more than five years	1 539	10	150	–	1 699
In more than five years	2 489	55	–	280	2 824
	6 257	76	450	3 172	9 955

Refer to note 37, 'Standby arrangements, unused credit facilities' for details of the BHP Billiton Group's undrawn committed facilities.

Commodity price risk
The BHP Billiton Group is exposed to movements in the prices of the products it produces and sources from third parties which are generally sold as commodities on the world market.

Commodity price risk is managed pursuant to the Portfolio Risk Management strategy and within the overall CFaR limit. Strategic price hedges are taken out from time to time.

The following table provides information about the BHP Billiton Group's material cash settled commodity contracts, which have not been recognised in the financial statements.

Contract amounts are used to calculate the volume and average price to be exchanged under the contracts.

	Volume 2005	2004	Units	Average price of fixed contract 2005 US$	2004 US$	Term to maturity (months)	Notional amount of fixed contract [a] 2005 US$M	2004 US$M
Aluminium								
Forwards – buy fixed/sell floating [b]	555	507	000 tonnes	1 734	1 578	0–12	962	800
	68	52	000 tonnes	1 606	1 494	13–24	110	78
	6	23	000 tonnes	1 625	1 425	25–48	9	33
Forwards – sell fixed/buy floating [b]	561	622	000 tonnes	1 750	1 597	0–12	981	993
	46	32	000 tonnes	1 614	1 449	13–24	74	46
	4	14	000 tonnes	1 631	1 428	25–48	7	20
Copper								
Forwards – buy fixed/sell floating [b]	230	91	000 tonnes	2 803	2 560	0–12	647	233
	36	26	000 tonnes	2 568	2 249	13–24	93	58
	3	5	000 tonnes	2 236	2 070	25–48	7	10
Forwards – sell fixed/buy floating [b]	218	96	000 tonnes	2 837	2 538	0–12	618	244
	16	19	000 tonnes	2 622	2 228	13–24	41	42
	3	5	000 tonnes	2 268	2 018	25–48	7	10
Zinc								
Forwards – buy fixed/sell floating [b]	40	23	000 tonnes	1 237	1 086	0–12	49	25
	8	12	000 tonnes	1 229	1 110	13–24	9	13
	–	4	000 tonnes	–	1 060	25–48	–	4
Forwards – sell fixed/buy floating [b]	37	18	000 tonnes	1 229	1 075	0–12	45	19
	6	12	000 tonnes	1 135	1 066	13–24	6	13
	–	4	000 tonnes	–	1 083	25–48	–	4
Lead								
Forwards – buy fixed/sell floating [b]	45	28	000 tonnes	947	843	0–12	46	24
Forwards – sell fixed/buy floating [b]	26	19	000 tonnes	971	715	0–12	26	14

38 Financial instruments continued

	Volume		Units	Average price of fixed contract		Term to maturity (months)	Notional amount of fixed contract [a]	
	2005	2004		**2005 US$**	2004 US$		**2005 US$M**	2004 US$M
Silver								
Forwards – buy fixed/sell floating [b]	**6 450**	5 075	000 ounces	**7.36**	5.90	0–12	**47**	30
	2 000	–	000 ounces	**7.47**	–	13–24	**15**	–
Forwards – sell fixed/buy floating [b]	**3 450**	600	000 ounces	**7.47**	5.86	0–12	**25**	4
Petroleum								
Forwards – buy fixed/sell floating [b]	**–**	5 819	000 barrels	**–**	31.19	0–12	**–**	182
	–	797	000 barrels	**–**	29.80	13–24	**–**	24
	–	500	000 barrels	**–**	26.08	25–48	**–**	13
Forwards – sell fixed/buy floating [b]	**–**	5 631	000 barrels	**–**	33.09	0–12	**–**	186
	–	1 222	000 barrels	**–**	30.13	13–24	**–**	37
	–	527	000 barrels	**–**	26.43	25–48	**–**	14
Energy Coal								
Forwards – buy fixed/sell floating [b]	**15 790**	20 070	000 tonnes	**60.93**	49.92	0–12	**962**	1 002
	2 565	4 740	000 tonnes	**60.38**	55.50	13–24	**155**	263
	300	600	000 tonnes	**58.67**	62.19	25–48	**18**	37
Forwards – sell fixed/buy floating [b]	**14 381**	20 765	000 tonnes	**61.04**	50.24	0–12	**878**	1 043
	2 535	5 385	000 tonnes	**59.88**	53.70	13–24	**152**	289
	180	1 020	000 tonnes	**56.93**	54.67	25–48	**10**	56
Gas								
Forwards (buy)	**89 625**	272 483	000 therms	**0.48**	0.42	0–12	**43**	114
	9 200	27 500	000 therms	**0.31**	0.33	13–24	**3**	9
Forwards (sell)	**86 300**	271 136	000 therms	**0.49**	0.42	0–12	**42**	114
	9 200	27 500	000 therms	**0.36**	0.34	13–24	**3**	9
Electricity								
Forwards (buy)	**8 002**	29 157	000 MwH	**47.25**	37.66	0–12	**378**	1 098
	2 044	6 105	000 MwH	**51.53**	39.71	13–24	**105**	242
	143	450	000 MwH	**56.79**	44.04	25–48	**8**	20
Forwards (sell)	**7 933**	29 293	000 MwH	**47.34**	37.91	0–12	**376**	1 111
	2 020	6 100	000 MwH	**54.36**	40.45	13–24	**110**	247
	220	472	000 MwH	**66.40**	45.79	25–48	**15**	22
Freight Transport and Logistics								
Time Charter								
Forwards – buy fixed/sell floating [b]	**6 045**	2 635	days	**27 375**	18 347	0–12	**165**	48
	1 837	733	days	**20 970**	23 462	13–24	**39**	17
	184	184	days	**12 500**	11 250	25–48	**3**	2
Forwards – sell fixed/buy floating [b]	**5 855**	2 769	days	**26 059**	20 627	0–12	**153**	56
	1 837	733	days	**24 100**	26 380	13–24	**44**	19
	184	184	days	**14 000**	9 400	25–48	**3**	2
Voyage Charter								
Forwards – buy fixed/sell floating [b]	**2 275**	2 025	000 tonnes	**15.30**	10.95	0–12	**35**	22
	1 400	–	000 tonnes	**13.62**	–	13–24	**19**	–
Forwards – sell fixed/buy floating [b]	**2 225**	1 950	000 tonnes	**15.83**	11.83	0–12	**35**	23
	3 050	–	000 tonnes	**12.97**	–	13–24	**40**	–

[a] The notional amount represents the face value of each transaction and accordingly expresses the volume of these transactions, but is not a measure of exposure.
[b] Floating commodity prices in future periods will be based on the benchmarks applicable at the time of the price reset.

Notes to Financial Statements continued

Credit risk

Credit risk in relation to business trading activities arises from the possibility that counterparties may not be able to settle obligations to the BHP Billiton Group within the normal terms of trade. To manage this risk the BHP Billiton Group periodically assesses the financial viability of counterparties.

Credit risk for derivatives represents the risk of counterparties defaulting on their contractual derivative obligations and is managed by the application of credit approvals, limits and monitoring procedures.

The extent of the BHP Billiton Group's combined trade and derivative credit risk exposure is represented by the aggregate of amounts receivable, reduced by the effect of netting arrangements with financial institution counterparties.

These risks are categorised under the following headings:

Counterparties

The BHP Billiton Group conducts transactions with the following major types of counterparties:

- *Receivables counterparties*
  Sales to BHP Billiton Group customers are made either on open terms or subject to independent payment guarantees. The BHP Billiton Group has no significant concentration of credit risk with any single customer or group of customers.

- *Payment guarantee counterparties*
  These counterparties are comprised of prime financial institutions. Under payment guarantee arrangements, the BHP Billiton Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

- *Hedge counterparties*
  Counterparties to derivatives consist of a large number of prime financial institutions and physical participants in the relevant markets. The BHP Billiton Group has no significant concentration of credit risk with any single counterparty or group of counterparties.

The BHP Billiton Group generally does not require collateral in relation to the settlement of financial instruments.

Geographic

The BHP Billiton Group trades in all major geographic regions and where appropriate export finance insurance and other risk mitigation facilities are utilised to ensure settlement. Countries in which the BHP Billiton Group has a significant credit exposure are South Africa, Australia, the US, Japan and China. Other countries where a large credit risk exposure exists include South Korea, Taiwan, the UK, the rest of Europe, South East Asia, New Zealand and South America.

Terms of trade are continually monitored by the BHP Billiton Group.

Selective receivables are covered for both commercial and sovereign risks by payment guarantee arrangements with various banks and the Australian Export Finance and Insurance Corporation.

Industry

The BHP Billiton Group is not materially exposed to any individual industry or customer.

Hedging of financial risks

Changes in the fair value of instruments used as hedges are not recognised in the Statement of Financial Performance until the hedge position matures. Cumulative unrecognised gains and losses on the instruments used for hedging foreign currency transaction exposures and commodity price risks and the movements therein are as follows:

	Gains 2005 US$M	Losses 2005 US$M	Net gains/ (losses) 2005 US$M	Gains 2004 US$M	Losses 2004 US$M	Net gains/ (losses) 2004 US$M
Opening balance unrecognised gains/(losses)	17	(94)	(77)	104	(17)	87
(Gains)/losses arising in previous years recognised in the year	(7)	65	58	(94)	16	(78)
Gains/(losses) arising in prior years and not recognised	10	(29)	(19)	10	(1)	9
Gains/(losses) arising in the year and not recognised	372	(307)	65	7	(93)	(86)
Closing balance unrecognised gains/(losses) [a]	382	(336)	46	17	(94)	(77)
of which:						
Gains/(losses) expected to be recognised within one year	341	(288)	53	7	(65)	(58)
Gains/(losses) expected to be recognised after one year	41	(48)	(7)	10	(29)	(19)
	382	(336)	46	17	(94)	(77)

[a] Full recognition will not appear in the Statement of Financial Performance as US$42 million profit (2004: US$26 million loss) will be capitalised into fixed assets.

Cumulative unrecognised gains and losses on instruments used to manage interest rate risk and the movements therein are as follows:

	Forward currency swaps 2005 US$M	CCIRS interest component 2005 US$M	Interest rate swaps 2005 US$M	Finance lease swap 2005 US$M	Forward currency swaps 2004 US$M	CCIRS interest component 2004 US$M	Interest rate swaps 2004 US$M	Finance lease swap 2004 US$M
Opening balance unrecognised gains	–	22	(60)	1	11	36	41	2
(Gains)/losses arising in previous years recognised in the year	–	42	30	(1)	(7)	–	–	(1)
Gains arising in prior years and not recognised	–	64	(30)	–	4	36	41	1
Gains/(losses) arising in the year and not recognised	–	9	29	–	(4)	(14)	(101)	–
Closing balance unrecognised gains/(losses)	–	73	(1)	–	–	22	(60)	1
of which:	–			–				
Gains/(losses) expected to be recognised within one year	–	(2)	3	–	–	(42)	(30)	–
Gains/(losses) expected to be recognised after one year	–	75	(4)	–	–	64	(30)	1
	–	73	(1)	–	–	22	(60)	1

Fair value of financial instruments

The following table presents the book values and fair values of the BHP Billiton Group's financial instruments. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than in a forced or liquidated sale. Where available, market values have been used to determine fair values. When market values are not available, fair values have been calculated by discounting expected cash flows at prevailing interest and exchange rates. The estimated fair values have been determined using market information and appropriate valuation methodologies, but are not necessarily indicative of the amounts that the BHP Billiton Group could realise in the normal course of business.

The fair value of the BHP Billiton Group's financial instruments is as follows:

	Book value 2005 US$M	Fair value 2005 US$M	Book value 2004 US$M	Fair value 2004 US$M
Primary and derivative financial instruments held or issued to finance the BHP Billiton Group's operations				
Current interest bearing liabilities	(1 600)	(1 600)	(1 330)	(1 330)
Non-current interest bearing liabilities	(9 973)	(10 232)	(5 876)	(6 113)
Cross currency contracts				
Principal	447	423	399	399
Interest rate	40	113	43	65
Other liabilities to be settled in cash	(4 931)	(4 931)	(3 214)	(3 214)
Finance lease swap	–	–	24	25
Interest rate swaps	28	27	30	(30)
Cash and money market deposits	1 418	1 418	1 818	1 818
Loans to joint ventures	84	84	238	238
Current financial assets	212	212	167	167
Non-current financial assets	98	163	123	202
Investment in exploration companies (refer note 19)	–	21	–	19
Other assets to be settled in cash	3 804	3 804	3 154	3 154
Derivative financial instruments held to hedge the BHP Billiton Group's exposure on expected future sales and capital and operating purchases				
Forward commodity contracts	–	6	–	(47)
Forward foreign currency contracts	40	40	(30)	(30)
	(10 333)	(10 452)	(4 454)	(4 677)

For the purposes of the disclosures in the table above, the book value of the foreign currency assets and liabilities is shown excluding the effect of foreign currency hedges, and borrowings are presented excluding the effect of the principal portion of cross currency interest rate swaps and the impact of finance lease swaps.

Notes to Financial Statements continued

39 Contingent liabilities

	2005 US$M	2004 US$M
Contingent liabilities at balance date, not otherwise provided for in these financial statements, are categorised as arising from:		
Joint venture entities (unsecured)		
Other [a]	104	93
	104	93
Subsidiary undertakings (unsecured, including guarantees)		
Performance guarantees [b]	1	1
Other [a]	155	144
	156	145
Total contingent liabilities	260	238

[a] Other contingent liabilities relate predominantly to actual or potential litigation of the Group for which amounts are reasonably estimable but the liability is not probable and therefore the Group has not provided for such amounts in these financial statements. The amounts relate to a number of actions against the Group, none of which are individually significant. Additionally, there are a number of legal claims or potential claims against the Group, the outcome of which cannot be foreseen at present and for which no amounts have been included in the table above.

[b] The BHP Billiton Group has entered into various counter-indemnities of bank and performance guarantees related to its own future performance in the normal course of business.

40 Commitments

	2005 US$M	2004 US$M
Capital expenditure commitments not provided for in the financial statements		
Due not later than one year	2 308	1 321
Due later than one year and not later than five years	110	255
Total capital expenditure commitments	2 418	1 576
Lease expenditure commitments		
Finance leases [a]		
Due not later than one year	7	10
Due later than one year and not later than five years	30	42
Due later than five years	70	54
Total commitments under finance leases	107	106
deduct Future financing charges	51	30
Finance lease liability	56	76
Operating leases [b]		
Due not later than one year [c]	250	199
Due later than one year and not later than five years	562	393
Due later than five years	212	231
Total commitments under operating leases	1 024	823

40 Commitments continued

	2005 US$M	2004 US$M
Other commitments		
Due not later than one year		
Supply of goods and services	**658**	639
Royalties	**7**	33
Exploration expenditure	**199**	46
Chartering costs	**103**	156
	967	874
Due later than one year and not later than five years		
Supply of goods and services	**1 622**	1 304
Royalties	**18**	19
Exploration expenditure	**49**	13
Chartering costs	**110**	87
	1 799	1 423
Due later than five years		
Supply of goods and services	**1 136**	954
Royalties	**37**	42
Exploration expenditure	**32**	–
Chartering costs	**34**	45
	1 239	1 041
Total other commitments	**4 005**	3 338

(a) Finance leases are predominantly related to leases of the dry bulk carrier Iron Yandi, powerlines, mobile equipment and vehicles. Refer notes 25 and 28.

(b) Operating leases are entered into as a means of acquiring access to property, plant and equipment. Rental payments are generally fixed, but with inflation escalation clauses on which contingent rentals are determined. Certain leases contain extension and renewal options. Amounts represent minimum lease payments.

(c) The BHP Billiton Group has commitments under operating leases to make payments totalling US$250 million (2004: US$199 million) in the next year as follows:

	2005 US$M	2004 US$M
Land and buildings		
Leases which expire:		
Within one year	**6**	5
Between two and five years	**12**	14
Over five years	**25**	51
	43	70
Other operating leases		
Leases which expire:		
Within one year	**25**	29
Between two and five years	**128**	61
Over five years	**54**	39
	207	129

Notes to Financial Statements continued

41 Superannuation, pensions and post-retirement medical benefits

The BHP Billiton Group contributes to a number of superannuation schemes and pension schemes which exist to provide benefits for employees and their dependants on retirement, disability or death. The schemes include Company sponsored funds, multi-employer industry schemes and statutory retirement schemes and are either defined benefit or defined contribution arrangements. The BHP Billiton Group and employee members make contributions as specified in the rules of the respective schemes.

Financial statement impacts and disclosures
The total amount of BHP Billiton Group contributions to all schemes was US$165 million and US$154 million for the years ended 30 June 2005 and 2004 respectively.

Expenses for defined benefit pension schemes are recognised so as to allocate the cost systematically over the employees' service lives on the basis of independent actuarial advice. In addition, provision is made in the financial statements for retirement benefits payable to non-executive Directors who were Directors of BHP Billiton Limited prior to the DLC merger on 29 June 2001. Formal independent actuarial reviews of BHP Billiton Group sponsored defined benefit funds are undertaken at least every three years for funding purposes, but annually for accounting purposes.

The following table outlines the annual pension charge:

	2005 US$M	2004 US$M
Defined contribution schemes	67	53
Industry-wide schemes	32	26
Defined benefit schemes [a]		
Regular cost	46	40
Variation cost	37	41
Interest cost	(17)	(17)
	165	143

[a] Excludes net exchange gains on net monetary pension assets of US$26 million (2004: US$8 million).

To the extent that there is a difference between pension cost and contributions paid, an asset and/or liability arises. The accumulated difference recorded in the Statement of Financial Position at 30 June 2005 gives rise to an asset of US$312 million (2004: US$282 million) and a liability of US$80 million (2004: US$62 million).

The assets of the defined contribution schemes and the industry-wide schemes are held separately in independently administered funds. The charge in respect of these schemes is calculated on the basis of contributions due in the financial year.

The remaining pension schemes are defined benefit schemes. Some of the defined benefit schemes have their assets held separately in independently administered funds and others are unfunded. The pension costs and funding for these schemes are assessed in accordance with the advice of professionally qualified actuaries based on the most recent actuarial valuations available.

For accounting purposes, the actuarial valuations have determined pension costs for most schemes using the projected unit method.

There are exceptions for some schemes that are closed to new members where the attained age method was used. The assumptions used varied by scheme. For the purposes of calculating the accounting charge, surpluses or deficiencies are recognised through the variation cost component in future accounting periods as a constant percentage of estimated future payroll, over the remaining service life of the employees.

The BHP Billiton Group provides medical benefits, which are not pre-funded, for retired employees and their dependants in South Africa, the US, Canada and Suriname. The post-retirement benefit charge, net of employees' and retirees' contributions paid, in respect of these benefits was US$27 million (2004: US$19 million) excluding an exchange gain of US$9 million (2004: US$20 million loss).

Where there is a surplus or deficit between the accrued liability and the provision recorded, the resulting amount is spread forward over future working lifetimes through the variation cost component. The main actuarial assumptions used in the most recent actuarial valuations of these benefits are as follows:

	South Africa %	US %	Canada %	Suriname %
Ultimate healthcare inflation rate	7.25	5.00	5.00	3.50
Discount rate	10.00	6.25	6.00	5.50

The following is a summary of the most recent financial position of the major schemes in which the BHP Billiton Group participates in accordance with AASB 1028 'Employee Benefits' based on values of assets and liabilities as at 30 June 2005:

Name of fund	Fund type	Last reporting date	Accrued benefits [a] 2005 US$M	2004 US$M	Plan assets 2005 US$M	2004 US$M	Net surplus/ (deficit) 2005 US$M	2004 US$M	Vested benefits [a] 2005 US$M	2004 US$M
BHP Billiton Superannuation Fund [a][b]	Defined benefit/ Defined contribution	30 June 2005	1 228	988	1 272	988	44	–	1 284	1 021
Other plans [c][d]	Defined benefit	30 June 2005	1 227	1 037	1 120	929	(107)	(108)	1 227	1 037
Total for BHP Billiton Group sponsored plans			2 455	2 025	2 392	1 917	(63)	(108)	2 511	2 058

[a] Vested benefits are benefits which are not conditional upon continued membership of the respective fund or any other factor other than resignation from the fund. Accrued benefits are calculated by the actuary as the present value of future benefit payments in relation to membership and compensation up to the relevant reporting date.

[b] Obligation on the BHP Billiton Group to contribute under Superannuation Guarantee levy requirements. Contributions are made by the member and the BHP Billiton Group and are based on a percentage of a member's base salary or wage.

[c] Non-Australian plans are not required to report under AAS 25 'Financial Reporting by Superannuation Plans', and hence do not produce results for reporting under AASB 1028. Accrued liabilities and asset values for other plans have generally been taken from FRS 17 disclosures as at 30 June 2005 (refer below), amended to comply with the principles of AASB 1028 if required. For other plans, the value of vested benefits have generally been taken as the value of accrued benefits.

[d] Net surplus/(deficit) in respect of other plans does not include surpluses in respect of certain plans in South Africa, Suriname and Canada. This is to reflect legislative restrictions on access to any surplus amounts by the BHP Billiton Group. Liability values have been increased to reflect this.

Other methods
Various accounting standards relating to accounting for pension arrangements are in use, or available for use, in jurisdictions throughout the world. While Australian GAAP has no specific standard dealing with accounting for pension arrangements by employers, disclosure requirements are included in AASB 1028 'Employee Benefits'. UK GAAP allows the application of either SSAP 24 'Accounting for Pension Costs' or FRS 17 'Retirement Benefits', US GAAP requires application of FAS 87 'Employers' Accounting for Pensions' as amended by FAS 132 'Employers Disclosures about Pensions and Other Postretirement Benefits' and International Financial Reporting Standards will require IAS 19 'Employee Benefits' to be applied.

The accounting policy adopted by the BHP Billiton Group is consistent with the requirements of SSAP 24 and has been consistently applied in these financial statements.

SSAP 24, FAS 87 and IAS 19 are similar in that they all include mechanisms which defer or spread the recognition of actuarial gains and losses and therefore mitigate the volatility in net profit between reporting periods. SSAP 24, FAS 87 and one of the options under IAS 19 achieve this through the recognition of actuarial gains and losses over the remaining expected employees' service lives.

FRS 17 and another option under IAS 19 mitigate the volatility in net profit by taking all actuarial gains and losses directly to shareholders' equity through the Statement of Total Recognised Gains and Losses (STRGL). The AASB has released AASB 119 'Employee Benefits' which is consistent with IAS 19 and is similar to FRS 17 in many respects including disclosure requirements. For this reason the Directors are of the opinion that the Group's FRS 17 disclosures, although not required under Australian GAAP, may be of interest to all shareholders of the BHP Billiton Group.

Pension schemes – FRS 17 disclosures
The BHP Billiton Group operates a number of defined benefit schemes in Australia, Canada, the US, Europe, South Africa and South America. Full actuarial valuations are performed by local actuaries for all funds at a date close to 30 June 2005 and rolled forward to 30 June 2005. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier valuations. The major assumptions used by the actuaries are as follows:

	Australia %	Canada %	US %	Europe %	South Africa %	South America %
Year ended 30 June 2005						
Salary increases	4 to 5	3.5 to 4.5	4.5	2.9 to 5.05	5 to 6	4 to 6.08
Pension increases	n/a	0	0 to 3	1.9 to 2.8	3.2 to 4	2.5 to 4
Discount rate	5.2	5.2	5.1	3.9 to 5.0	7.75 to 8	5.25 to 10.24
Inflation	2.5	2.5 to 2.7	3	1.9 to 2.8	4	3 to 4
Year ended 30 June 2004						
Salary increases	4 to 5	3.5 to 4.5	4.5	3 to 5	7 to 8	3.5 to 6.08
Pension increases	n/a	0	0 to 3	2 to 3	3.5 to 5.8	2 to 4
Discount rate	5.5 to 5.8	6 to 6.5	6.25 to 6.5	5.3 to 5.75	8 to 8.6	5.5 to 10.24
Inflation	2.5	2.5	3	2 to 3	6	2.5 to 4

41 Superannuation, pensions and post-retirement medical benefits continued

The fair market value of the assets and the surplus/(deficit) of the defined benefit schemes were:

	Australia US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M
Year ended 30 June 2005							
Bonds	100	70	77	86	23	85	441
Equities	243	50	237	104	115	2	751
Property	33	–	–	–	3	–	36
Cash and net current assets	11	6	3	4	19	1	44
Insured annuities	–	9	–	20	98	–	127
Other	11	–	–	21	4	1	37
Total assets	398	135	317	235	262	89	1 436
Actuarial liabilities	(418)	(130)	(530)	(351)	(189)	(89)	(1 707)
Unrecognised surplus	–	(27)	–	(3)	(73)	(3)	(106)
Deficit	(20)	(22)	(213)	(119)	–	(3)	(377)
Related deferred tax asset	7	3	–	34	–	1	45
Net pension liability	(13)	(19)	(213)	(85)	–	(2)	(332)
Year ended 30 June 2004							
Bonds	90	59	74	77	29	59	388
Equities	153	35	218	94	95	1	596
Property	22	–	–	–	11	–	33
Cash and net current assets	1	5	6	13	6	1	32
Insured annuities	–	8	–	19	87	–	114
Other	–	–	–	6	2	1	9
Total assets	266	107	298	209	230	62	1 172
Actuarial liabilities	(303)	(96)	(449)	(280)	(211)	(54)	(1 393)
Unrecognised surplus	–	(22)	–	–	(34)	(10)	(66)
Deficit	(37)	(11)	(151)	(71)	(15)	(2)	(287)
Related deferred tax asset	11	3	16	15	4	–	49
Net pension liability	(26)	(8)	(135)	(56)	(11)	(2)	(238)

The expected rates of return on these asset categories were:

	Australia %	Canada %	US %	Europe %	South Africa %	South America %
Year ended 30 June 2005						
Bonds	4.6 to 5.4	5.3 to 5.75	4.5 to 6.5	3.6 to 4.8	6.27 to 7	6 to 12.1
Equities	8.4 to 9.9	8 to 8.6	8 to 9	7.1 to 8	9 to 9.25	15.5 to 16.96
Property	6.9 to 7.6	n/a	n/a	n/a	9.25	n/a
Cash and net current assets	4.2	2.5 to 3	3 to 3.5	3.8 to 5	4.3 to 5.57	6
Insured annuities	n/a	2	n/a	5	6.75 to 8	n/a
Other	6.8 to 9.9	n/a	n/a	4.35 to 5.3	5.57 to 9.25	12
Total assets	7.36 to 8.14	2 to 7.48	5.52 to 8.39	4.8 to 7.16	7.4 to 8.41	6.25 to 12.43
Year ended 30 June 2004						
Bonds	6	5.2 to 6	5 to 7	4.5 to 5.25	8 to 10.5	6 to 10.24
Equities	8	8 to 8.3	8.5 to 9	8 to 8.3	12	9 to 10.24
Property	7	n/a	n/a	n/a	12	n/a
Cash and net current assets	5	2.7 to 4	3.5 to 4	3.7 to 5.7	6 to 9	6 to 10.24
Insured annuities	n/a	3.75	n/a	5.7	9.1 to 10.5	n/a
Other	n/a	n/a	n/a	4.75 to 5.7	7.8 to 12	9
Total assets	7.5 to 7.53	3.75 to 7.23	6 to 8.5	5.51 to 7.52	10.3 to 11.01	6 to 10.24

Analysis of the operating costs:

	Australia US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M
Year ended 30 June 2005							
Current service cost	**25**	**5**	**12**	**12**	**3**	**1**	**58**
Past service costs	**–**	**–**	**–**	**(4)**	**–**	**–**	**(4)**
Curtailment losses/(gains)	**–**	**–**	**(2)**	**2**	**(3)**	**–**	**(3)**
Total operating charge	**25**	**5**	**10**	**10**	**–**	**1**	**51**
Year ended 30 June 2004							
Current service cost	26	3	12	11	4	1	57
Past service costs	–	–	2	–	–	13	15
Previously unrecognised surplus deducted from past service costs	–	–	–	–	–	(10)	(10)
Total operating charge	26	3	14	11	4	4	62

Analysis of the financing credits/(costs):

	Australia US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M
Year ended 30 June 2005							
Expected return on pension scheme assets	**22**	**6**	**25**	**14**	**20**	**5**	**92**
Interest on pension scheme liabilities	**(18)**	**(7)**	**(28)**	**(16)**	**(17)**	**(4)**	**(90)**
Net return/(cost)	**4**	**(1)**	**(3)**	**(2)**	**3**	**1**	**2**
Year ended 30 June 2004							
Expected return on pension scheme assets	19	5	22	11	18	3	78
Interest on pension scheme liabilities	(14)	(6)	(27)	(13)	(14)	(2)	(76)
Net return/(cost)	5	(1)	(5)	(2)	4	1	2

Notes to Financial Statements continued

41 Superannuation, pensions and post-retirement medical benefits continued

Analysis of gains and losses that would be recognised in STRGL:

	Australia US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M
Year ended 30 June 2005							
Actual return less expected return on pension scheme assets	**33**	**11**	**7**	**13**	**40**	**10**	**114**
Experience gains/(losses) arising on scheme liabilities	**(2)**	**(4)**	**–**	**(2)**	**6**	**(5)**	**(7)**
Changes in assumptions underlying the present value of scheme liabilities	**(8)**	**(14)**	**(74)**	**(60)**	**7**	**(15)**	**(164)**
Gain/(losses) pursuant to unrecognised surpluses	**–**	**(3)**	**–**	**(3)**	**(44)**	**8**	**(42)**
Total actuarial gain/(loss) recognised in STRGL	**23**	**(10)**	**(67)**	**(52)**	**9**	**(2)**	**(99)**
Difference between expected and actual outcomes:							
Asset gain/(loss) as a percentage of scheme assets	**8.3%**	**8.1%**	**2.2%**	**5.5%**	**15.3%**	**11.2%**	**7.9%**
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	**(0.5%)**	**(3.1%)**	**0.0%**	**(0.6%)**	**3.2%**	**(5.6%)**	**(0.4%)**
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	**5.5%**	**(7.7%)**	**(12.6%)**	**(14.8%)**	**4.8%**	**(2.2%)**	**(5.8%)**
Year ended 30 June 2004							
Actual return less expected return on pension scheme assets	21	5	24	(4)	9	14	69
Experience gains/(losses) arising on scheme liabilities	(22)	–	–	(6)	4	(1)	(25)
Changes in assumptions underlying the present value of scheme liabilities	18	1	23	12	(27)	–	27
Loss pursuant to unrecognised surpluses	–	(3)	–	–	–	(10)	(13)
Total actuarial gain/(loss) recognised in STRGL	17	3	47	2	(14)	3	58
Difference between expected and actual outcomes:							
Asset gain/(loss) as a percentage of scheme assets	7.9%	4.7%	8.1%	(1.9%)	3.9%	22.6%	5.9%
Experience gains/(losses) on scheme liabilities as a percentage of the present value of scheme liabilities	(7.3%)	0%	0%	(2.1%)	1.9%	(1.9)%	(1.8%)
Total actuarial gain/(loss) recognised in STRGL as a percentage of the present value of scheme liabilities	5.6%	3.1%	10.5%	0.7%	(6.6%)	5.6%	4.2%

The Pension Funds Second Amendment Act, 2001 in South Africa requires surpluses in pension funds to be used in a manner specified under Regulations to the Act to improve current and former members' benefits prior to the employer obtaining any benefit from the surpluses. Consequently, no surplus is recognised for the South African schemes with an actuarial loss recognised in the STRGL.

41 Superannuation, pensions and post-retirement medical benefits continued

Analysis of the movement in surplus/(deficit):

	Australia US$M	Canada US$M	US US$M	Europe US$M	South Africa US$M	South America US$M	Total US$M
Year ended 30 June 2005							
Deficit in schemes at 30 June 2004	**(37)**	**(11)**	**(151)**	**(71)**	**(15)**	**(2)**	**(287)**
Movement during the year:							
Adjustment for changes in the Group structure and joint venture arrangements	**(4)**	**–**	**–**	**–**	**–**	**–**	**(4)**
Current service cost	**(25)**	**(5)**	**(12)**	**(12)**	**(3)**	**(1)**	**(58)**
Contributions	**22**	**7**	**18**	**14**	**3**	**2**	**66**
Past service cost	**–**	**–**	**–**	**4**	**–**	**–**	**4**
Other finance income/(costs)	**4**	**(1)**	**(3)**	**(2)**	**3**	**1**	**2**
Actuarial gains/(losses)	**23**	**(10)**	**(67)**	**(52)**	**9**	**(2)**	**(99)**
Curtailment gains/(losses)	**–**	**–**	**2**	**(2)**	**3**	**–**	**3**
Exchange gains/(losses)	**(3)**	**(2)**	**–**	**2**	**–**	**(1)**	**(4)**
Deficit in schemes at 30 June 2005	**(20)**	**(22)**	**(213)**	**(119)**	**–**	**(3)**	**(377)**
Year ended 30 June 2004							
Deficit in schemes at 30 June 2003	(52)	(14)	(189)	(76)	(2)	(3)	(336)
Movement during the year:							
Adjustment for changes in the Group structure and joint venture arrangements	(2)	(2)	(9)	–	–	–	(13)
Current service cost	(26)	(3)	(12)	(11)	(4)	(1)	(57)
Contributions	23	7	19	22	4	–	75
Past service cost	–	–	(2)	–	–	(3)	(5)
Other finance income/(costs)	5	(1)	(5)	(2)	4	1	2
Actuarial gains/(losses)	17	3	47	2	(14)	3	58
Exchange gains/(losses)	(2)	(1)	–	(6)	(3)	1	(11)
Deficit in schemes at 30 June 2004	(37)	(11)	(151)	(71)	(15)	(2)	(287)

Post-retirement medical benefits – FRS 17 disclosures

The BHP Billiton Group also operates a number of post-retirement medical benefit arrangements in South Africa, the US, Canada and Suriname. Full actuarial valuations were carried out as at 30 June 2005, many of them by local actuaries. For a minority of plans it has been necessary to roll forward liabilities calculated using earlier data. The major assumptions used by the actuaries are as follows:

	South Africa %	US %	Canada %	Suriname %	UK %
Year ended 30 June 2005					
Ultimate healthcare inflation rate	**6**	**5**	**5**	**5**	**n/a**
Discount rate	**8.25**	**5.1**	**5.2**	**5.25**	**n/a**
Year ended 30 June 2004					
Ultimate healthcare inflation rate	7.25	5	5	3.5	5.7
Discount rate	10	6.25	6	5.5	2.5

Notes to Financial Statements continued

41 Superannuation, pensions and post-retirement medical benefits continued

The actuarial liabilities of the post-retirement medical benefits were:

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	UK US$M	Total US$M
Year ended 30 June 2005						
Present value of scheme liabilities	**(143)**	**(147)**	**(26)**	**(19)**	**–**	**(335)**
Past service credit	**(18)**	**–**	**–**	**–**	**–**	**(18)**
Deficit	**(161)**	**(147)**	**(26)**	**(19)**	**–**	**(353)**
Related deferred tax asset	**48**	**16**	**–**	**6**	**–**	**70**
Net post-retirement liability	**(113)**	**(131)**	**(26)**	**(13)**	**–**	**(283)**
Year ended 30 June 2004						
Present value of scheme liabilities	(161)	(124)	(25)	(10)	(1)	(321)
Past service credit	(27)	–	–	–	–	(27)
Deficit	(188)	(124)	(25)	(10)	(1)	(348)
Related deferred tax asset	56	5	–	3	–	64
Net post-retirement liability	(132)	(119)	(25)	(7)	(1)	(284)

Analysis of the operating costs/(credits):

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	UK US$M	Total US$M
Year ended 30 June 2005						
Current service cost	**4**	**3**	**–**	**–**	**–**	**7**
Past service cost	**(7)**	**–**	**–**	**–**	**–**	**(7)**
Curtailment gains	**(22)**	**–**	**–**	**–**	**–**	**(22)**
Total operating charge	**(25)**	**3**	**–**	**–**	**–**	**(22)**
Year ended 30 June 2004						
Current service cost	3	3	–	–	–	6
Past service cost	16	1	–	–	–	17
Total operating charge	19	4	–	–	–	23

Analysis of the financing credits/(costs):

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	UK US$M	Total US$M
Year ended 30 June 2005						
Interest on post-retirement medical liabilities	**(16)**	**(8)**	**(1)**	**(1)**	**–**	**(26)**
Net cost	**(16)**	**(8)**	**(1)**	**(1)**	**–**	**(26)**
Year ended 30 June 2004						
Interest on post-retirement liabilities	(14)	(8)	(1)	(1)	–	(24)
Net cost	(14)	(8)	(1)	(1)	–	(24)

Analysis of gains and losses that would be recognised in STRGL:

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	UK US$M	Total US$M
Year ended 30 June 2005						
Experience gains arising on scheme liabilities	**5**	**1**	**1**	**1**	**–**	**8**
Changes in assumptions underlying the present value of scheme liabilities	**(8)**	**(21)**	**–**	**(6)**	**–**	**(35)**
Actuarial (loss)/gain recognised in STRGL	**(3)**	**(20)**	**1**	**(5)**	**–**	**(27)**
Difference between expected and actual outcomes:						
Experience gains on scheme liabilities as a percentage of the present value of scheme liabilities	**3.5%**	**0.7%**	**3.8%**	**5.3%**	**0%**	**2.4%**
Total (loss)/gain recognised in STRGL as a percentage of the present value of scheme liabilities	**(2.1%)**	**(13.6%)**	**3.8%**	**(26.3%)**	**0%**	**(8.1%)**
Year ended 30 June 2004						
Experience gains arising on scheme liabilities	23	10	–	–	–	33
Changes in assumptions underlying the present value of scheme liabilities	(1)	3	–	–	–	2
Actuarial gain recognised in STRGL	22	13	–	–	–	35
Difference between expected and actual outcomes:						
Experience gains on scheme liabilities as a percentage of the present value of scheme liabilities	14.3%	8.1%	0%	0%	0%	10.3%
Total gain recognised in STRGL as a percentage of the present value of scheme liabilities	13.7%	10.5%	0%	0%	0%	10.9

Analysis of the movement in surplus/(deficit):

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	UK US$M	Total US$M
Year ended 30 June 2005						
Deficit in schemes at 30 June 2004	**(188)**	**(124)**	**(25)**	**(10)**	**(1)**	**(348)**
Movement during the year:						
Adjustment for changes in the Group structure and joint venture arrangements	**–**	**–**	**–**	**(3)**	**1**	**(2)**
Current service cost	**(4)**	**(3)**	**–**	**–**	**–**	**(7)**
Contributions	**9**	**8**	**2**	**–**	**–**	**19**
Past service costs	**7**	**–**	**–**	**–**	**–**	**7**
Other finance costs	**(16)**	**(8)**	**(1)**	**(1)**	**–**	**(26)**
Actuarial gains/(losses)	**(3)**	**(20)**	**1**	**(5)**	**–**	**(27)**
Curtailment gains	**22**	**–**	**–**	**–**	**–**	**22**
Exchange gains/(losses)	**12**	**–**	**(3)**	**–**	**–**	**9**
Deficit in schemes at 30 June 2005	**(161)**	**(147)**	**(26)**	**(19)**	**–**	**(353)**

Notes to Financial Statements continued

41 Superannuation, pensions and post-retirement medical benefits continued

	South Africa US$M	US US$M	Canada US$M	Suriname US$M	UK US$M	Total US$M
Year ended 30 June 2004						
Deficit in schemes at 30 June 2003	(153)	(137)	(26)	(19)	–	(335)
Movement during the year:						
Adjustment for changes in the Group structure and joint venture arrangements	–	2	–	9	(1)	10
Current service cost	(3)	(3)	–	–	–	(6)
Contributions	6	10	2	1	–	19
Past service costs	(16)	(1)	–	–	–	(17)
Other finance costs	(14)	(8)	(1)	(1)	–	(24)
Actuarial gains	22	13	–	–	–	35
Exchange losses	(30)	–	–	–	–	(30)
Deficit in schemes at 30 June 2004	(188)	(124)	(25)	(10)	(1)	(348)

Joint ventures – FRS 17 disclosures
If the measurement principles of FRS 17 had been applied to the pension schemes and post-retirement medical benefit schemes of the Group's joint ventures at 30 June 2005, a deficit of US$nil (2004: US$49 million) would have been recognised in the Statement of Financial Position and actuarial gains of US$nil (2004: US$12 million) would have been taken to the Group STRGL. The relevant joint ventures have been sold during the financial year.

42 Directors' and executives' disclosures

Directors
The following persons were Directors of the BHP Billiton Group during the financial year:

Chairman – non-executive
D R Argus AO

Executive Directors
C W Goodyear, *Chief Executive Officer*
M Salamon, *Group President Non-Ferrous Metals*

Non-executive Directors
Dr D C Brink
Dr J G Buchanan
M A Chaney
Mr C Cordeiro*
D A Crawford
Dr D A Jenkins
Lord Renwick of Clifton
Dr J M Schubert

* Appointed on 3 February 2005. Mr Cordeiro vacated his office on 3 April and was re-appointed to the Board on 26 August. This unusual situation arose because Mr Cordeiro was not able to satisfy the minimum shareholding requirement of Directors as provided for in the Articles of Association of BHP Billiton Plc and the Constitution of BHP Billiton Limited because, like all other Directors and senior executives, he was in possession of unpublished price sensitive information relating to the acquisition by BHP Billiton of WMC Resources Ltd for the period that was available for him to comply.

Executives (other than Directors) with the greatest authority for strategic direction and management
The following persons were Specified Executives, being the executives with the greatest authority for the strategic direction and management of the Group during the current financial year:

Name	Position	Employer
P S Aiken	Group President Energy	BHP Billiton Limited
J C Fast	Chief Legal Counsel	BHP Billiton Limited
R W Kirkby	Group President Carbon Steel Materials	BHP Billiton Limited
Dr M J Kloppers	Chief Commercial Officer	BHP Billiton Plc
C J Lynch	Chief Financial Officer	BHP Billiton Limited

Remuneration of Directors and Specified Executives
The principles used to determine the nature and amount of remuneration are detailed in the Remuneration Report in the BHP Billiton Limited Annual Report 2005 ('Remuneration Report'). The sections of the Remuneration Report referred to within this note form part of the financial report.
The following are the relevant sections of the report:
• Section 2 – Remuneration Policy
• Section 3 – Remuneration structure (excluding sub-section 3.3);
• Section 4 – Executive Directors;
• Section 6.1 – Non-executive Directors – Remuneration policy; and
• Section 8 – Appendices.

42 Directors' and executives' disclosures continued

Details of remuneration

Details of the remuneration of each Director of BHP Billiton Limited and each of the Specified Executives of the BHP Billiton Group, including their personally-related entities, are set out in the following tables:

Directors of BHP Billiton Limited

2005	Primary benefits				Post-employment benefits	Equity compensation [a][b]		Total	Total[g]
Name	Base salary, fees and allowances US$	Annual cash bonus US$	Dividend Equivalent Payment value[c] US$	Other benefits[d] US$	Retirement benefits US$	Value of deferred Shares and Options[e] US$	Share-based compensation – long-term US$	2005 US$	2004 US$
D R Argus AO	465 000	–	–	1 847	23 388	–	–	490 235	257 160
C W Goodyear	1 312 500	1 240 313	221 650	60 801	630 000	917 549	552 711	4 935 524	4 137 398 [g]
M Salamon	1 329 998	1 207 599	116 768	148 751	700 243	796 167	439 554	4 739 080	3 593 749 [g]
Dr D C Brink	159 000	–	–	3 924	–	–	–	162 924	100 119
Dr J G Buchanan	152 000	–	–	4 547	–	–	–	156 547	108 500
M A Chaney [f]	103 000	–	–	87	4 421	–	–	107 508	83 991
C Cordeiro [h]	21 369	–	–	–	–	–	–	21 369	–
D A Crawford	140 000	–	–	3 769	6 497	–	–	150 266	104 561
Dr D A Jenkins	142 000	–	–	–	–	–	–	142 000	110 000
Lord Renwick of Clifton	107 000	–	–	–	–	–	–	107 000	73 000
Dr J M Schubert	115 000	–	–	1 651	5 199	–	–	121 850	83 665
Total	4 046 867	2 447 912	338 418	225 377	1 369 748	1 713 716	992 265	11 134 303	8 652 143

[a] The amount in respect of equity compensation represents the estimated value of awards granted under the applicable schemes. For long-term share-based compensation fair values at grant date are independently determined using a Monte Carlo simulation model which takes into account Performance Hurdles, the exercise price, the term of the option, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The fair value of Deferred Shares is estimated at grant date by discounting the total value of the shares that will be issued in the future using the risk-free interest rate for the term of the vesting period.

[b] Equity compensation is to be allocated and included in remuneration over the vesting period.

[c] Awards of 2004 GIS Deferred Shares and Options (under the amended scheme), 2005 GIS Deferred Shares and Options and 2004 LTIP Performance Shares are entitled to a payment in lieu of dividends. This Dividend Equivalent Payment is equal to the amount that would have been earned over the performance or retention period and will be made on transfer of shares to the participant. Total estimated Dividend Equivalent Payments receivable are included over the vesting period.

[d] The Group pays premiums for Directors' and Officers' insurance, which insures the Directors and Specified Executives, amongst others, against certain liabilities (including legal costs) they may incur in carrying out their duties for the Group. It is not possible to determine an amount attributable to any specific person covered by the insurance.

[e] Value of deferred shares and options is included over the vesting period.

[f] Fees payable to Michael Chaney were paid to his employer Wesfarmers Limited during the year until 12 July 2005 when he retired from that company.

[g] Amounts in respect of the estimated value of remuneration for 2004 have been restated. The estimated value of equity compensation has been calculated on a comparable basis to the valuations performed at 30 June 2005. This restatement is largely due to the application of AASB 1046A which has resulted in the estimated value of awards granted under long-term incentive schemes now being calculated using a Monte Carlo simulation methodology which takes account of Performance Hurdles.

[h] Appointed 3 February 2005. Mr Cordeiro vacated his office on 3 April and was re-appointed by the Board on 26 August. During the period for which Mr Cordeiro did not hold office as a Director, he attended meetings by invitation. In addition to the fees disclosed in the table, Mr Cordeiro was paid US$27 542 during the period in which he was not a member of the Board.

42 Directors' and executives' disclosures continued

Certain non-executive Directors are members of a retirement fund, which was closed on 24 October 2003. An earnings rate equal to the five-year Australian Government Bond Rate is being applied to the frozen entitlements that had accumulated at that date. Further details are provided in Section 6.3 of the Remuneration Report. The interest earned is not considered to form part of their remuneration.

Specified Executives of the BHP Billiton Group

2005	Primary benefits				Post-employment benefits	Equity compensation [a][b]		Total	Total [e]
Name	Base salary US$	Annual cash bonus US$	Dividend Equivalent Payment value [c] US$	Other benefits [d] US$	Retirement benefits US$	Value of Deferred Shares US$	Share-based compensation – long-term US$	2005 US$	2004 US$
P S Aiken	1 012 656	731 330	86 361	920 606	365 569	552 426	328 088	3 997 036	2 998 648
J C Fast	707 053	651 832	73 686	–	253 832	481 135	259 287	2 426 825	1 990 641
R W Kirkby	828 823	781 497	85 502	1 296	303 349	536 654	281 608	2 818 729	2 098 524
Dr M J Kloppers	864 532	815 409	87 915	157 585	357 244	548 830	294 075	3 125 590	2 371 033
C J Lynch	792 855	719 278	84 302	24 268	275 121	520 745	291 075	2 707 644	2 156 728
Total	4 205 919	3 699 346	417 766	1 103 755	1 555 115	2 639 790	1 454 133	15 075 824	11 615 574

[a] The amount in respect of equity compensation represents the estimated value of awards granted under the applicable schemes. For long-term share-based compensation fair values at grant date are independently determined using a Monte Carlo simulation model which takes into account Performance Hurdles, the exercise price, the term of the option, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option. The fair value of Deferred Shares is estimated at grant date by discounting the total value of the shares that will be issued in the future using the risk-free interest rate for the term of the vesting period.

[b] Equity compensation is to be allocated and included in remuneration over the vesting period.

[c] Awards of 2004 GIS Deferred Shares and Options (under the amended scheme), 2005 GIS Deferred Shares and Options and 2004 LTIP Performance Shares are entitled to a payment in lieu of dividends. This Dividend Equivalent Payment is equal to the amount that would have been earned over the performance or retention period and will be made on transfer of shares to the participant. Total estimated Dividend Equivalent Payments receivable are included over the vesting period.

[d] The Group pays premiums for Directors' and Officers' insurance, which insures the Directors and Specified Executives, amongst others, against certain liabilities (including legal costs) they may incur in carrying out their duties for the Group. It is not possible to determine an amount attributable to any specific person covered by the insurance.

[e] Amounts in respect of the estimated value of remuneration for 2004 have been restated. The estimated value of equity compensation has been calculated on a comparable basis to the valuations performed at 30 June 2005. This restatement is largely due to the application of AASB 1046A which has resulted in the estimated value of awards granted under long-term incentive schemes now being calculated using a Monte Carlo simulation methodology which takes account of Performance Hurdles.

Service agreements

Remuneration and other terms of employment for the executive Directors and the Specified Executives are formalised in service agreements. Each of these agreements provides performance-related cash bonuses, other benefits including health insurance, relocation costs, life assurance, car allowances and tax advisory services, and participation, when eligible, in the Group Incentive Scheme. Major provisions of the agreements relating to remuneration are set out in the Remuneration Report. The relevant sections of the report are as follows:

Section 4 – Executive Directors;
Section 6.1 – Non-Executive Directors – Remuneration Policy;
Section 5.1 – Specified executives – Service contracts;
Section 5.3 – Specified executives – Group Incentive Scheme; and
Section 5.5 – Specified executives – Retirement benefits.

42 Directors' and executives' disclosures continued

Share and Option plans

The details of executive Directors' interests in long-term incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2005, all of which were granted as remuneration, are detailed in the Remuneration Report in sections 4.1.4 for C W Goodyear and section 4.2.4 for M Salamon. The non-executive Directors do not receive options and rights as part of their remuneration.

The following tables set out details of the Specified Executives' interests in long-term incentive plans including the number of Shares and Options awarded in the financial year ended 30 June 2005, all of which were granted as remuneration. The details of the Specified Executives' interests in the plans, including comparatives, are presented as ordinary shares under award. This includes, where applicable, a bonus element to which the participant became entitled as a result of the DLC merger on 29 June 2001 and the BHP Steel Limited demerger on 1 July 2002. No options held by Specified Executives are vested but not exercisable, except where stated. There are no amounts outstanding on the exercise of options unless otherwise stated.

Group Incentive Scheme 2004 Deferred Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted [a]	Vested	Lapsed	At 30 June 2005	
P S Aiken [b]	–	58 553	–	–	**58 553**	August 2006
J C Fast [b]	–	53 908	–	–	**53 908**	August 2006
R W Kirkby [b]	–	57 450	–	–	**57 450**	August 2006
Dr M J Kloppers [c]	–	60 548	–	–	**60 548**	August 2006
C J Lynch [b]	–	55 908	–	–	**55 908**	August 2006
Total	–	286 367	–	–	**286 367**	

[a] The market price of BHP Billiton Limited shares and BHP Billiton Plc shares on date of grant (3 December 2004) was A$15.28 and £5.91 respectively. The fair value per Deferred Share was estimated at A$13.34 and £5.31 respectively.
[b] Granted BHP Billiton Limited awards.
[c] Granted BHP Billiton Plc awards.

Long Term Incentive Plan 2004 Performance Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted [a]	Vested	Lapsed	At 30 June 2005	
P S Aiken [b]	–	225 000	–	–	**225 000**	August 2009
J C Fast [b]	–	175 000	–	–	**175 000**	August 2009
R W Kirkby [b]	–	225 000	–	–	**225 000**	August 2009
Dr M J Kloppers [c]	–	225 000	–	–	**225 000**	August 2009
C J Lynch [b]	–	225 000	–	–	**225 000**	August 2009
Total	–	1 075 000	–	–	**1 075 000**	

[a] The market price of BHP Billiton Limited shares and BHP Billiton Plc shares on date of grant (3 December 2004) was A$15.28 and £5.91 respectively. The fair value per Performance Share was estimated at A$6.85 and £2.63 respectively.
[b] Granted BHP Billiton Limited awards.
[c] Granted BHP Billiton Plc awards.

Group Incentive Scheme 2003 Deferred Shares

Name	Ordinary Shares under award					Vesting date
	At 1 July 2004	Granted	Vested	Lapsed	At 30 June 2005	
P S Aiken	69 815	–	–	–	**69 815**	August 2005
J C Fast	54 782	–	–	–	**54 782**	August 2005
R W Kirkby	58 031	–	–	–	**58 031**	August 2005
Dr M J Kloppers	55 378	–	–	–	**55 378**	August 2005
C J Lynch	61 010	–	–	–	**61 010**	August 2005
Total	299 016	–	–	–	**299 016**	

Group Incentive Scheme 2003 Performance Shares

| | Ordinary Shares under award | | | | | Vesting date |
Name	At 1 July 2004	Granted	Vested	Lapsed	At 30 June 2005	
P S Aiken	69 815	–	–	–	**69 815**	August 2006
J C Fast	54 782	–	–	–	**54 782**	August 2006
R W Kirkby	58 031	–	–	–	**58 031**	August 2006
Dr M J Kloppers	55 378	–	–	–	**55 378**	August 2006
C J Lynch	61 010	–	–	–	**61 010**	August 2006
Total	299 016	–	–	–	**299 016**	

Group Incentive Scheme 2002 Performance Shares

| | Ordinary Shares under award | | | | | Vesting date |
Name	At 1 July 2004	Granted	Vested	Lapsed	At 30 June 2005	
P S Aiken	158 118	–	–	–	**158 118**	August 2005
J C Fast	115 921	–	–	–	**115 921**	August 2005
R W Kirkby	110 391	–	–	–	**110 391**	August 2005
Dr M J Kloppers	119 485	–	–	–	**119 485**	August 2005
C J Lynch	117 117	–	–	–	**117 117**	August 2005
Total	621 032	–	–	–	**621 032**	

Performance Share Plan 2001

| | BHP Billiton Limited Ordinary Shares under award | | | | | Vesting date |
Name	At 1 July 2004	Granted	Vested	Lapsed [a]	At 30 June 2005	
P S Aiken [b]	131 856	–	118 670	13 186	**–**	1 October 2004
J C Fast [d]	107 093	–	96 384	10 709	**–**	1 October 2004
R W Kirkby [c]	82 330	–	74 097	8 233	**–**	1 October 2004
C J Lynch [d]	109 559	–	98 603	10 956	**–**	1 October 2004
Total	430 838	–	387 754	43 084	**–**	

[a] 90 per cent of the Shares vested on 1 October 2004, following the end of the performance period and the BHP Billiton Ltd market price was A$14.28. The remaining 10 per cent lapsed.
[b] The market date on the date of exercise (7 October 2004) was A$14.94. The aggregate gain was A$1 772 930.
[c] The market price on the date of exercise (6 October 2004) was A$14.70. The aggregate gain was A$1 089 226.
[d] Mr Fast and Mr Lynch have not yet exercised the 96 384 and 98 603 shares which vested on 1 October 2004.

Restricted Share Scheme (RRS) 2001

| | BHP Billiton Plc Ordinary Shares under award | | | | | Vesting date |
Name	At 1 July 2004	Granted	Vested	Lapsed [b]	At 30 June 2005	
Dr M J Kloppers [a]	84 182	–	75 764	8 418	**–**	8 October 2004
Total	84 182	–	75 764	8 418	**–**	

[a] The shares were transferred to Dr M J Kloppers on vesting. The market price on the date of transfer (8 October 2004) was £6.21. The aggregate gain was £470 494.
[b] 90 per cent of the Shares vested on 1 October 2004, following the end of the performance period and the BHP Billiton Plc market price was £5.95. The remaining 10 per cent lapsed.

Notes to Financial Statements continued

42 Directors' and executives' disclosures continued

Performance Share Plan 2000

| Name | BHP Billiton Limited Ordinary Shares under award | | | | | Vesting date |
	At 1 July 2004	Granted	Vested [a]	Lapsed	At 30 June 2005	
C J Lynch	43 592	–	43 592	–	–	1 July 2004
Total	43 592	–	43 592	–	–	

[a] 100 per cent of the Shares vested on 1 July 2004, following the end of the performance period and the BHP Billiton Limited market price was A$12.51. As at 30 June 2005, Mr Lynch has not yet exercised the 43 592 vested shares.

Performance Share Plan (Medium Term Incentive) 2001

| Name | BHP Billiton Limited Ordinary Shares under award | | | | | Vesting date [b] |
	At 1 July 2004 [a]	Granted	Vested	Lapsed	At 30 June 2005	
J C Fast	36 155	–	–	–	36 155	1 October 2005
R W Kirkby	22 597	–	–	–	22 597	1 October 2005
Total	58 752	–	–	–	58 752	

[a] Includes 10 042 and 6 277 committed rights invested by J C Fast and R W Kirkby respectively.

[b] The first performance period ceased on 30 September 2003. J C Fast and R W Kirkby did not elect to leave the MTI at the end of the first performance period and will remain in the Plan until October 2005.

Co-Investment Plan (CIP) 2001

| Name | BHP Billiton Plc Ordinary Shares under award | | | | | Vesting date [b] |
	At 1 July 2004 [a]	Granted	Vested	Lapsed	At 30 June 2005	
Dr M J Kloppers	95 295	–	–	–	95 295	1 October 2005

[a] Includes 26 471 committed shares invested by Dr M J Kloppers.

[b] The first performance period ceased on 30 September 2003. Dr M J Kloppers did not elect to leave the CIP at the end of the first performance period and will remain in the Plan until October 2005.

Bonus Equity Plan 2001

| Name | BHP Billiton Limited Ordinary Shares under award | | | | | Release date |
	At 1 July 2004	Granted	Vested [a]	Lapsed	At 30 June 2005	
P S Aiken [b]	77 404	–	77 404	–	–	November 2004
C J Lynch [c]	18 692	–	18 692	–	–	November 2004
Total	96 096	–	96 096	–	–	

[a] In November 2001, shares were allotted to BHP Billiton Ltd employees under the Bonus Equity Plan (BEP). The shares were held by the BHP Bonus Equity Plan Trust on behalf of the participants. The minimum restriction period was three years, ending on 12 November 2004. PS Aiken and CJ Lynch instructed the trustee to transfer the shares to them on 24 November 2004 and 23 December 2004 respectively.

[b] The market price on date of transfer (24 November 2004) was A$14.98. The aggregate gain was A$1 159 512.

[c] The market price on date of transfer (23 December 2004) was A$15.42. the aggregate gain was A$288 231.

Executive Share Scheme Partly Paid Shares

R W Kirkby	BHP Billiton Limited Ordinary Shares under award					Unpaid amount[d]	First exercise date	Expiry date
	At 1 July 2004[a]	Granted	Exercised	Lapsed	At 30 June 2005			
ESS 1997	74 964	–	74 964[b]	–	–	A$6.83	n/a	1 October 2017
ESS 1996	107 090	–	107 090[c]	–	–	A$6.94	n/a	2 October 2016
ESS 1995	72 279	–	–	–	**72 279**	A$8.17	n/a	4 October 2015
ESS 1994	108 255	–	–	–	**108 255**	A$8.43	n/a	4 October 2014
Total	362 588	–	182 054	–	**180 534**			

[a] Includes accrued bonus shares to be issued upon conversion of partly paid shares.
[b] The market price on the date of exercise (8 October 2004) was A$14.82. The aggregate gain was A$598 962.
[c] The market price on the date of exercise (8 October 2004) was A$14.82. The aggregate gain was A$843 869.
[d] Represents the final call payable upon conversion of partly paid shares held at 30 June 2005 adjusted for bonus issues.

No options have been granted since the end of the financial year.

Further information on options and rights, including grant dates and exercise dates regarding options granted to executives under the Employee Share Ownership Plan, is set out in note 31.

Equity holdings and transactions
The movement during the financial year in the number of ordinary shares of the Group held directly, indirectly or beneficially, by each specified Director and specified executive, including their personally-related entities is as follows:

BHP Billiton shares [a]	Held at 1 July 2004	Purchases	Received on exercise of options or rights[h]	Disposals	Held at 30 June 2005
Directors					
D R Argus AO [b]	*203 495*	–	–	–	*203 495*
C W Goodyear [c]	*638 807*	–	*107 200*	–	*746 007*
	2 000	–	–	–	2 000
M Salamon [d]	977 282	–	178 347	(73 305)	1 082 324
Dr D C Brink [b]	39 377	–	–	–	39 377
Dr J G Buchanan	1 000	3 000	–	–	4 000
Mr C Cordeiro	–	–	–	–	–
M A Chaney	*12 338*	–	–	–	*12 338*
D A Crawford [e]	*29 127*	–	–	–	*29 127*
Dr D A Jenkins	*2 066*	–	–	–	*2 066*
	10 000	–	–	–	10 000
Lord Renwick of Clifton	*2 066*	–	–	–	*2 066*
	12 385	–	–	–	12 385
Dr J M Schubert	*23 675*	–	–	–	*23 675*
Specified Executives					
P S Aiken	*356 422*	–	*118 670*	–	*475 092*
J C Fast [f]	175 459	–	–	(172 000)	3 459
R W Kirkby [g]	*634 589*	–	*256 151*	(250 000)	*640 740*
Dr M J Kloppers	–	–	75 764	–	75 764
C J Lynch	*80 679*	–	–	–	*80 679*

[a] Includes shares in BHP Billiton Plc and BHP Billiton Limited. Shares in BHP Billiton Limited shown in italics. All interests are beneficial.
[b] All shares were held by nominees.
[c] 82 604 BHP Billiton Limited shares are held in the form of 41 302 American Depositary Shares, all 2 000 BHP Billiton Plc shares are held in the form of 1 000 American Depositary Shares.
[d] At 30 June 2005, 1 060 475 shares were held by nominees.
[e] At 30 June 2005, 16 000 shares were held by nominees.
[f] At 30 June 2005, 2 945 shares were held by nominees, including 929 in the form of endowment warrants.
[g] At 30 June 2005, 85 000 partly paid shares are held and during the period a further 85,000 partly paid shares were paid in full and 97,054 bonus shares were allotted. The remaining 74 097 shares were received through the exercise of Performance Rights.
[h] Excludes share awards vested but not exercised/transferred.

Directors and their personally-related entities receive the same dividends and bonus share entitlements as those available to other holders of the same class of shares. Partly paid shares did not participate in dividends.

Refer to note 31 for details of the Employee Share Ownership Plans referred to above.

Notes to Financial Statements continued

Loans to Directors and executives

Details of loans made to Directors of BHP Billiton Limited and the Specified Executives of the Group, including their personally-related entities, are set out below.

Aggregates for Directors and Specified Executives
2005

Group	Balance at the start of the year US$	Interest not charged US$	Balance at the end of the year US$	Number in Group at the end of the year
Specified Executives of the Group	10 755	1 296	10 975	1

No Directors of BHP Billiton Limited or their personally-related entities had any loans outstanding during any part of the year.

All loans to Specified Executives in relation to the BHP Billiton Limited Employee Share Plan are for periods of up to 20 years repayable by application of dividends or an equivalent amount and are interest free.

The amounts shown for interest not charged in the table above represents the difference between the amount paid and payable for the year and the amount of interest that would have been charged on an arm's length basis.

Other transactions with Directors and Specified Executives

Transactions with personally-related entities

A number of Directors or former Directors of BHP Billiton hold or have held positions in other companies, where it is considered they control or significantly influence the financial or operating policies of those entities. One of those entities, Wesfarmers (Group) Limited, is considered to be a personally-related entity of M A Chaney. This company provided products and services totalling US$23.818 million (2004: US$18.698 million) to the Group in the financial year, in accordance with normal commercial terms and conditions. At 30 June 2005, the Group owed US$0.252 million.

Other transactions with BHP Billiton Group entities

Other transactions include:
· minor purchases of products and stores; and
· insurance with BHP Billiton Group insurance companies.

All these transactions (which were trivial in amount) were conducted on conditions no more beneficial than those available to other employees.

Following the termination of his employment on 1 July 2002, P Anderson (former Chief Executive Officer) entered into a consultancy arrangement with the BHP Billiton Group under which he agreed to act as a consultant to the Group for two years commencing at the time he ceased to be a Director. Mr Anderson received a total fee of US$36 667 (2004: US$71 334) under this arrangement.

43 Major interests in joint venture operations

Name	Country of operation	Principal activity	BHP Billiton Group's effective interest 2005 %	2004 %
Atlantis	US	Hydrocarbons exploration	44	44
Bass Strait	Australia	Hydrocarbons exploration and production	50	50
Boris	US	Hydrocarbons exploration and production	50	50
Bruce	UK	Hydrocarbons exploration and production	16	16
Cascade	US	Hydrocarbons exploration	50	50
Chinook	US	Hydrocarbons exploration	40	40
Griffin	Australia	Hydrocarbons exploration and production	45	45
Gulf of Mexico	US	Hydrocarbons exploration and production	5–100	5–100
Keith	UK	Hydrocarbons exploration and production	31.83	31.83
Laminaria	Australia	Hydrocarbons exploration and production	–	25–33
Liverpool Bay	UK	Hydrocarbons exploration and production	46.1	46.1
Mad Dog	US	Hydrocarbons exploration and production	23.9	23.9
Minerva	Australia	Hydrocarbons exploration and production	90	90
Neptune	US	Hydrocarbons exploration	35	35
North West Shelf	Australia	Hydrocarbons exploration and production	8–17	8–17
Ohanet	Algeria	Hydrocarbons exploration and production	45	45
Puma	US	Hydrocarbons exploration	33.3	33.3
ROD Integrated Development	Algeria	Hydrocarbons exploration and production	45	36.04
Shenzi	US	Hydrocarbons exploration	44	44
Trinidad 2c – Angostura	Trinidad & Tobago	Hydrocarbons production	45	45
Typhoon	US	Hydrocarbons exploration and production	50	50
Zamzama	Pakistan	Hydrocarbons exploration and production	38.5	38.5
Alumar	Brazil	– Alumina refining	36	36
		– Aluminium smelting	46.3	46.3
Billiton Suriname	Suriname	Bauxite mining and alumina refining	45	45
Mozal	Mozambique	Aluminium smelting	47.1	47.1
Valesul Aluminio	Brazil	Aluminium smelting	45.5	45.5
Worsley	Australia	Bauxite mining and alumina refining	86	86
Escondida	Chile	Copper mining	57.5	57.5
Central Queensland Coal Associates	Australia	Coal mining	50	50
Gregory	Australia	Coal mining	50	50
Mt Goldsworthy Mining Associates	Australia	Iron ore mining	85	85
Mt Newman	Australia	Iron ore mining	85	85
Yandi	Australia	Iron ore mining	85	85
EKATI	Canada	Diamond mining	80	80
Douglas Colliery	South Africa	Coal mining	84	84
Middelburg Mine	South Africa	Coal mining	84	84
Richards Bay Coal Terminal	South Africa	Coal exporting	37	37

Notes to Financial Statements continued

44 Elements relating to all joint venture operations

	2005 US$M	2004 US$M
Current assets		
Cash assets	227	213
Receivables	839	634
Inventories	820	581
Other	42	50
Non-current assets		
Receivables	47	42
Other financial assets	27	26
Inventories	41	49
Property, plant and equipment	13 484	12 119
Other	319	310
BHP Billiton Group share of assets employed in joint venture operations	15 846	14 024
Contingent liabilities – unsecured [a]	49	10
Contracts for capital expenditure commitments not completed [b]	1 230	1 152

[a] Included in contingent liabilities arising from joint venture operations. Refer note 39.
[b] Included in capital expenditure commitments. Refer note 40.

45 Major controlled entities

The principal controlled entities (those which principally affect the profit or net assets) of BHP Billiton Limited and BHP Billiton Plc are as follows:

Name	Country of incorporation	Principal activity	BHP Billiton Group's effective interest 2005 %	2004 %
BHP Billiton Diamonds Inc	Canada	Diamond mining	100	100
BHP Billiton Finance BV	Netherlands	Finance	100	100
BHP Billiton Finance Ltd	Australia	Finance	100	100
BHP Billiton Finance (USA) Ltd [a]	Australia	Finance	100	100
BHP Billiton Group Operations Pty Ltd	Australia	Administrative services	100	100
BHP Billiton Marine and General Insurances Pty Ltd	Australia	Insurance company	100	100
BHP Billiton Marketing AG	Switzerland	Marketing and trading	100	100
BHP Billiton Marketing Inc	US	Marketing and trading	100	100
BHP Billiton Metais SA	Brazil	Alumina refining and aluminium smelting	100	100
BHP Billiton Minerals Pty Ltd	Australia	Iron ore mining, silver, lead and zinc mining	100	100
BHP Billiton Petroleum (Americas) Inc	US	Hydrocarbons exploration and production	100	100
BHP Billiton Petroleum (Australia) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Bass Strait) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum (Deepwater) Inc	US	Hydrocarbons exploration, development and production	100	100
BHP Billiton Petroleum (GOM) Inc	US	Hydrocarbons exploration	100	100
BHP Billiton Petroleum (North West Shelf) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Billiton Petroleum Great Britain Ltd	UK	Hydrocarbons production	100	100
BHP Billiton Petroleum (International Exploration) Pty Ltd	Australia	Hydrocarbons development and production	100	100
BHP Billiton Petroleum (Victoria) Pty Ltd	Australia	Hydrocarbons development	100	100
BHP Billiton SA Limited	South Africa	Holding and service company	100	100
BHP Billiton Tintaya SA	Peru	Copper mining	99.95	99.95
BHP Billiton (Trinidad – 2c) Ltd	Canada	Hydrocarbons development	100	100
BHP Billiton World Exploration Inc	Canada	Exploration	100	100
BHP Canadian Diamonds Company	Canada	Diamond mining	100	100
BHP Coal Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Copper Inc	US	Holding company and copper mining	100	100
BHP Financial Services (UK) Ltd	Guernsey	Finance	100	100
BHP Minerals Exploration Inc	US	Holding company	100	100
BHP Mitsui Coal Pty Ltd	Australia	Holding company and coal mining	80	80
BHP Navajo Coal Company	US	Coal mining	100	100
BHP Operations Inc	US	Finance	100	100
BHP Petroleum (Pakistan) Pty Ltd	Australia	Hydrocarbons production	100	100
BHP Queensland Coal Investments Pty Ltd	Australia	Holding company and coal mining	100	100
BHP Billiton Freight Pty Ltd	Australia	Transport services	100	100
Billiton Aluminium Australia Pty Ltd	Australia	Bauxite mining and alumina refining	100	100
Billiton Aluminium SA Limited	South Africa	Aluminium smelting	100	100
Billiton Coal Australia Pty Ltd	Australia	Coal mining	100	100
Billiton Marketing Holding BV	Netherlands	Marketing and trading	100	100
Broken Hill Proprietary (USA) Inc	US	Service company	100	100
Cerro Matoso SA	Colombia	Nickel mining and ferro-nickel smelting	99.8	99.8
Compania Minera Cerro Colorado Limitada	Chile	Copper mining	100	100
Compania Minera Riochilex SA	Chile	Copper exploration	100	100
Dendrobium Coal Pty Ltd	Australia	Coal mining	100	100
Dia Met Minerals Ltd	Canada	Diamond mining	100	100

45 Major controlled entities continued

Name	Country of incorporation	Principal activity	BHP Billiton Group's effective interest 2005 %	2004 %
Endeavour Coal Pty Ltd	Australia	Coal mining	100	100
Groote Eylandt Mining Co Pty Ltd	Australia	Manganese mining	60	60
Illawarra Coal Holdings Pty Ltd	Australia	Coal mining	100	100
Ingwe Collieries Limited	South Africa	Coal mining	100	100
QNI Pty Ltd	Australia	Holding company	100	100
QNI Metals Pty Ltd	Australia	Nickel refining	100	100
QNI Resources Pty Ltd	Australia	Nickel refining	100	100
Rio Algom Ltd	Canada	Holding company	100	100
Samancor AG	Switzerland	Marketing	60	60
Samancor Holdings Limited	South Africa	Holding company	60	–
Samancor Limited	South Africa	Manganese mining	60	60
San Juan Coal Company	US	Coal mining	100	100
San Juan Transportation Company	US	Coal transportation	100	100
Southern Cross Fertiliser Pty Ltd (formerly WMC Fertilizers Pty Ltd)	Australia	Fertiliser production	100	–
Tasmanian Electro Metallurgical Co Pty Ltd	Australia	Manganese alloys	60	60
WMC (Olympic Dam Corporation) Pty Ltd	Australia	Copper and uranium mining	100	–
WMC Finance Ltd	Australia	Finance	100	–
WMC Finance (USA) Ltd	Australia	Finance	100	–
WMC Resources Ltd	Australia	Nickel mining, smelting and refining and administrative services	100	–
WMC Resources Marketing Ltd	Canada	Marketing	100	–

(a) BHP Billiton Finance (USA) Ltd is 100 per cent owned by BHP Billiton Limited. BHP Billiton Limited and BHP Billiton Plc have each fully and unconditionally guaranteed BHP Billiton Finance (USA) Ltd's debt securities.

46 Non-Director related parties

Related party transactions and balances included throughout the financial statements are as follows:

	2005 US$M	2004 US$M
Interest received or due and receivable from related parties		
Associated entities (a)	11.889	12.859
Dividends received or due and receivable from related parties		
Associated entities (a)	291.053	237.559
Current trade receivables due from related parties		
Associated entities (a)	1.337	0.122
Current sundry receivables due from related parties		
Associated entities (a)	–	1.379
Directors of controlled entities (b)	0.031	0.034
	0.031	1.413
Non-current sundry receivables due from related parties		
Associated entities (a)	84.792	238.443
Directors of controlled entities (b)	1.410	1.515
	86.202	239.958
Current trade creditors due from related parties		
Associated entities (a)	45.563	4.821
Current sundry creditors due to related parties		
Associated entities (a)	13.175	10.505
Current interest bearing liabilities due to related parties		
Associated entities (a)	22.776	148.763
Non-current sundry creditors due to related parties		
Associated entities (a)	3.201	4.138

(a) Associated entities includes all joint venture and associated entities.

(b) Current and non-current sundry receivables due from Directors of controlled entities represent the appropriate portion of loans to Directors engaged in full-time employment within the BHP Billiton Group, mainly for acquisition of shares in BHP Billiton Limited.

Investments in joint venture and associated entities are shown in note 18.
Directors' remuneration is shown in note 42.
Major interests in joint venture operations are shown in note 43.
Details of major controlled entities are shown in note 45.

Transactions with associated entities
The following transactions with related parties of the BHP Billiton Group occurred during the year ended 30 June 2005. It is the Group's policy that these transactions are conducted in the normal course of business and under normal commercial terms and conditions:
· sales of services to Australian LNG Shipping amounting to US$nil (2004: US$6.022 million);
· sales of services to Samarco amounting to US$nil (2004: US$4.564 million);
· sales of services to Advalloy amounting to US$1.583 million (2004: US$1.528 million); and
· sales of services to BM Alliance Coal Operations amounting to US$58.497 million (2004: US$nil).

Notes to Financial Statements continued

47 Statement of Financial Position – Australian dollars

For the convenience of the reader, an Australian dollar Statement of Financial Position of the BHP Billiton Group is detailed below. A convenience translation of amounts from US dollars into Australian dollars has been made at exchange rates of US$0.7633 = A$1 at 30 June 2005 and US$0.6897 = A$1 at 30 June 2004. The exchange rates are based on the market foreign exchange rates sourced from Reuters at 12.00pm (AEST) on the last day of the financial period.

	2005 A$M	2004 A$M
Current assets		
Cash assets	**1 858**	2 636
Receivables	**4 572**	4 028
Other financial assets	**278**	242
Inventories	**3 330**	2 487
Other assets	**210**	255
Total current assets	**10 248**	9 648
Non-current assets		
Receivables	**811**	1 085
Investments accounted for using the equity method	**1 998**	1 985
Other financial assets	**127**	178
Inventories	**135**	65
Property, plant and equipment	**39 758**	30 368
Intangible assets	**672**	612
Deferred tax assets	**865**	728
Other assets	**555**	538
Total non-current assets	**44 921**	35 559
Total assets	**55 169**	45 207
Current liabilities		
Payables	**5 360**	3 755
Interest bearing liabilities	**1 965**	1 928
Tax liabilities	**1 103**	431
Other provisions and liabilities	**1 606**	1 174
Total current liabilities	**10 034**	7 288
Non-current liabilities		
Payables	**212**	257
Interest bearing liabilities	**12 611**	7 906
Deferred tax liabilities	**1 727**	1 527
Other provisions and liabilities	**6 526**	5 864
Total non-current liabilities	**21 076**	15 554
Total liabilities	**31 110**	22 842
Net assets	**24 059**	22 365
Contributed equity – BHP Billiton Limited	**2 111**	2 684
Called up share capital – BHP Billiton Plc	**2 295**	2 540
Reserves	**836**	793
Retained profits	**18 370**	15 845
Total BHP Billiton interest	**23 612**	21 862
Outside equity interest	**447**	503
Total equity	**24 059**	22 365

48 BHP Billiton Limited (single parent entity financial statements)

Set out below are the Statement of Financial Performance, Statement of Financial Position and Statement of Cash Flows of the BHP Billiton Limited single parent entity expressed in Australian dollars.

The full single parent entity financial statements of BHP Billiton Limited are available on the Company's website (*www.bhpbilliton.com*) and are available to shareholders on request free of charge.

Statement of Financial Performance for the year ended 30 June 2005

	BHP Billiton Limited 2005 A$M	2004 A$M
Revenue from ordinary activities		
Non-operating revenue	**5 932**	9 940
	5 932	9 940
deduct		
Expenses from ordinary activities, excluding depreciation, amortisation and borrowing costs	**438**	385
	5 494	9 555
deduct		
Depreciation and amortisation	**1**	1
Borrowing costs	**673**	807
Profit from ordinary activities before income tax	**4 820**	8 747
deduct		
Income tax expense attributable to ordinary activities	**125**	22
Net profit attributable to members of BHP Billiton Limited	**4 695**	8 725
Total changes in equity other than those resulting from transactions with owners	**4 695**	8 725

48 BHP Billiton Limited (single parent entity financial statements) continued

Statement of Financial Position as at 30 June 2005

	BHP Billiton Limited 2005 A$M	2004 A$M
Current assets		
Receivables [a]	**31 269**	28 446
Other assets	**4**	3
Total current assets	**31 273**	28 449
Non-current assets		
Receivables [a]	**5 240**	5 614
Other financial assets	**22 305**	22 305
Property, plant and equipment	**1**	2
Deferred tax assets	**163**	369
Other assets	**1**	1
Total non-current assets	**27 710**	28 291
Total assets	**58 983**	56 740
Current liabilities		
Payables [a]	**31 012**	30 149
Interest bearing liabilities	**1**	1
Tax liabilities	**493**	20
Provisions	**144**	80
Total current liabilities	**31 650**	30 250
Non-current liabilities		
Payables	**87**	325
Interest bearing liabilities [a]	**5 696**	5 971
Deferred tax liabilities	**827**	851
Provisions	**83**	128
Total non-current liabilities	**6 693**	7 275
Total liabilities	**38 343**	37 525
Net assets	**20 640**	19 215
Contributed equity – BHP Billiton Limited	**3 030**	3 335
Reserves	**950**	877
Retained profits	**16 660**	15 003
Total equity	**20 640**	19 215

[a] The majority of these balances represent amounts which are receivable from and payable to controlled entities within the Group. The Company has control of payment of these amounts and will manage them to ensure that at all times it has sufficient funds available to meet its commitments.

48 BHP Billiton Limited (single parent entity financial statements) continued

Statement of Cash Flows for the year ended 30 June 2005

	BHP Billiton Limited 2005 A$M	2004 A$M
Cash flows related to operating activities		
Receipts from customers	**186**	135
Payments in the course of operations	**(272)**	(183)
Dividends received	**4 244**	8 469
Interest received	**1 502**	1 328
Borrowing costs	**(673)**	(807)
Operating cash flows before income tax	**4 987**	8 942
Income taxes paid	**(578)**	(103)
Net operating cash flows	**4 409**	8 839
Cash flows related to investing activities		
Investments in controlled entities	**–**	(18)
Investing outflows	**–**	(18)
Proceeds from sale of property, plant and equipment	**–**	3
Net investing cash flows	**–**	(15)
Cash flows related to financing activities		
Proceeds from ordinary share issues	**88**	102
Share repurchase scheme	**(2 279)**	–
Payment to ESOP trust for purchase of shares	**(59)**	(41)
Loans to Group companies	**(2 602)**	(8 252)
Repayments of loans from Group companies	**1 556**	662
Dividends paid	**(1 113)**	(1 296)
Net financing cash flows	**(4 409)**	(8 825)
Net decrease in cash and cash equivalents	**–**	(1)
Cash and cash equivalents at beginning of period	**(1)**	–
Cash and cash equivalents at end of period	**(1)**	(1)

Notes to Financial Statements continued

49 Impact of adopting International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, the BHP Billiton Group must comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The BHP Billiton Group's DLC structure results in two parent entities with their own statutory reporting obligations, one in Australia and the other in the UK. While Australia and the UK are transitioning to IFRS-based financial reporting regimes in the same timeframe, the DLC structure creates unique IFRS implementation issues, including:

(i)   in the UK, listed groups are required to comply with IFRS as endorsed by the European Commission (EC); there is a risk that IFRS as endorsed by the EC at 30 June 2006 may not be consistent with IFRS applicable in Australia;

(ii) the Australian Accounting Standards Board has approved IFRS-based standards some of which mandate particular policies that are optional (and not applied uniformly by other entities) in the UK; and

(iii) continued development and interpretation of IFRS prior to 30 June 2006 that could affect the ultimate difference between current reporting frameworks and IFRS applicable in each jurisdiction.

Accordingly, significant uncertainty remains as to the ultimate impact of IFRS on the BHP Billiton Group's financial statements.

Management of IFRS implementation
The Group has established a formal project, monitored by a steering committee, to manage the transition to IFRS reporting. Regular updates are also provided to the Board Risk and Audit Committee. The implementation and review phases of the project are in progress and include substantial training programmes across the Group's finance staff, execution of changes to information systems and business processes and completing formal authorisation processes to approve recommended accounting policy changes. The project will culminate in the collection of financial information necessary to prepare IFRS-compliant financial statements, embedding of IFRS principles in business processes, elimination of any unnecessary data collection processes and Board approval of the transitional IFRS financial impact. Implementation also involves delivery of further training to staff as revised systems begin to take effect.

Development and interpretation of IFRS
The regulatory bodies that promulgate IFRS and its country-specific implementations have significant ongoing projects that could affect the ultimate differences between Australian GAAP and IFRS and their impact on the BHP Billiton Group's financial statements. Significant judgement and interpretation have been required in estimating the IFRS impacts presented below. Two particular matters that may ultimately affect the BHP Billiton Group's IFRS impacts relate to income tax accounting:

- The scope of application of income tax accounting required by AASB 112 'Income Taxes' remains unclear. The BHP Billiton Group is subject to a wide variety of government imposed production taxes, royalties and other imposts, in addition to regular income tax on profits. Under Australian GAAP, income tax expense and the corresponding income tax assets and liabilities relate only to regular income taxes on profits. All other forms of taxation, such as petroleum resource taxes, production royalties and other secondary taxes are accounted for as operating costs or reductions in revenue as appropriate. The amounts of such taxes are determined using accounting policies appropriate to the nature of each arrangement. The BHP Billiton Group has sought guidance from the International Financial Reporting Interpretations Committee (IFRIC) on this matter, in light of a variety of diverse interpretations applied by other entities. No guidance has been forthcoming at this time. The IFRS impacts presented below do not take account of any changes in the measurement or presentation of such taxes, royalties and similar arrangements that might ultimately be required.

- AASB 112 requires deferred tax liabilities to be measured based on the difference between the carrying amount of assets and liabilities in the financial statements (their 'book base') and their equivalent carrying amounts viewed from a taxation perspective (their 'tax base'). Different interpretations have been made as to those items eligible for inclusion in the tax base. In particular, there are divergent views as to whether the tax-deductible amount of an asset such as mineral rights, which is only available for capital gains tax purposes, is relevant in measuring the tax base of an asset that is not expected to generate capital gains income. BHP Billiton has excluded such amounts in the calculation of tax base and has consequently recognised deferred tax liabilities for assets that are not depreciable for tax purposes and not expected to generate revenue on their ultimate disposal. This area is one of many under consideration by the International Accounting Standards Board but its resolution remains unclear.

Elections made on implementing IFRS
The rules for first time adoption of IFRS are set out in AASB 1 'First Time Adoption of International Financial Reporting Standards'. That standard in general requires accounting policies to be applied retrospectively in order to determine an opening balance sheet as at the BHP Billiton Group's IFRS transition date of 1 July 2004, and allows certain exemptions on the transition to IFRS which the BHP Billiton Group has elected to apply. Those elections considered significant to the BHP Billiton Group include decisions to:
- not restate previous mergers or acquisitions and the accounting thereof;
- measure property, plant and equipment at deemed cost, being the value of property, plant and equipment immediately prior to the date of transition, with no adjustment made to fair value;
- not apply the requirements of AASB 2 'Share-based Payment' to equity instruments granted before 7 November 2002, but elect to apply the standard to grants after 7 November 2002;
- recognise the cumulative effect of actuarial gains and losses on employee benefits to retained earnings as at the transition date; and
- transfer all foreign currency translation differences, currently held in reserves, to retained earnings at the transition date.

In addition, BHP Billiton has applied the exemption available under AASB 1 whereby AASB 132 'Financial Instruments: Disclosure and Presentation' and AASB 139 'Financial Instruments: Recognition and Measurement' shall apply from 1 July 2005 and not for the year ended 30 June 2005. Accordingly, transitional adjustments in respect of AASB 132 and AASB 139 will be recorded against retained profits and reserves, as applicable, at 1 July 2005. The IFRS impacts presented in this note do not include any amounts attributable to AASB 132 and AASB 139.

AASB 132 is not expected to change the classification of financial instruments issued by the BHP Billiton Group. AASB 139 will result in certain financial assets being measured at fair value. Changes in fair value will be recognised through profit and loss or directly in equity depending on their classification. Investments in non-traded securities will be classified as available for sale and changes in fair value recognised directly in equity until the underlying asset is derecognised. Investments in traded securities will be classified as held for trading and changes in fair value recognised in the income statement. Loans, receivables and financial liability measurement and classification will remain substantially unchanged.

Under AASB 139, foreign exchange contracts held for hedging purposes will be accounted for as cash flow hedges. Interest rate swaps held for hedging purposes will be accounted for as cash flow or fair value hedges. Cash flow hedging causes the effective portion of hedge gains and losses to be recognised directly in equity until the hedged item occurs, at which time the hedge gain or loss is included in the measurement of the hedged item. Fair value interest rate hedging will result in the recognition on balance sheet of changes in fair value of applicable borrowings and the corresponding hedge. The application of hedge accounting for foreign exchange and interest rate contracts will impact future reported financial performance under IFRS to the extent that ineffectiveness arises, however the expected extent of ineffectiveness is not significant.

The Group's commodity based transactions executed through derivative contracts will not qualify for hedge accounting under AASB 139. All such contracts will be measured at fair value and changes in fair value recognised directly in income. Certain other derivative instruments embedded within host contracts will also be measured at fair value with changes in fair value recognised directly in income.

The impact of AASB 132 and AASB 139 on the financial performance and financial position of the BHP Billiton Group in 2006 and subsequent financial years cannot be estimated as it depends on the quantity and type of financial instruments held and future movements in market prices.

BHP Billiton has also elected to adopt early AASB 6 'Exploration For And Evaluation Of Mineral Resources'. This enables existing accounting policies as described in the Accounting Policies section of the financial statements to apply under IFRS and for the provisions of AASB 6 to be effective from 1 July 2004.

Key differences in accounting policies
These financial statements have been prepared in accordance with Australian Accounting Standards and other Australian financial reporting requirements (Australian GAAP). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the Group's financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS.

This note only provides a summary of key implications of the conversion to IFRS as currently issued, as well as their estimated impact on net equity, profit before tax and income tax expense. The estimated overall effect of IFRS is also presented by way of a consolidated statement of financial performance, consolidated statement of financial position and consolidated statement of cash flow in IFRS format. Further disclosures and explanations will be included in the Group's IFRS financial reports for the half-year ending 31 December 2005 and the year ending 30 June 2006.

Deferred tax (AASB 112 'Income Taxes')
On transition to IFRS the balance sheet liability method of tax-effect accounting is adopted, rather than the income statement liability method applied under Australian GAAP. This balance sheet method recognises deferred tax assets and liabilities on temporary differences between the accounting and tax values of balance sheet items, rather than accounting and tax values of items recognised in the profit and loss account. This approach gives rise to a wider range of deferred tax assets and liabilities and an increase in the volatility of deferred tax balances brought about by foreign exchange rate movements. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it will be recognised in equity. The following temporary differences will not give rise to deferred tax balances:
· goodwill;
· differences that exist on the initial recognition of assets and liabilities that are not acquired in a business combination or that affect neither accounting or taxable profit on initial recognition; and
· differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realisation of the asset or settlement of the liability using tax rates enacted or substantively enacted at reporting date. A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Equity based compensation (AASB 2 'Share-based Payment')
The cost of employee compensation provided in the form of equity-based compensation (including shares and options) is measured based on the fair value of those instruments rather than their intrinsic value as recognised under current BHP Billiton Group policy, and accrued over the period of employee service. Under IFRS, the fair value of options granted must be recognised as an employee benefit expense with a corresponding increase in equity. The fair value will be measured at grant date taking into account market performance conditions only, and spread over the vesting period during which the employees become unconditionally entitled to the options. The fair value of options granted will be measured, taking into account the terms and conditions attached to the options. The amount recognised as an expense in the income statement will be adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions. This changes the total amount of compensation cost and the pattern of cost recognition.

Post-retirement and medical benefits (AASB 119 'Employee Benefits')
Under IFRS, defined benefit pension plan and medical benefit plan arrangements result in the recognition of net assets or liabilities directly based on the underlying obligations and assets of those plans. The recognised net asset or liability is subject to changes in value that are more volatile than changes in assets and liabilities currently recognised under existing BHP Billiton Group policy. The net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefits employees have earned in return for their past service. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted in deriving the net asset or liability. When the employee entitlements under a plan are improved, the proportion of the increased benefit relating to past service is recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement. Actuarial gains and losses that arise subsequent to transition date are recognised directly in retained earnings and reduce the volatility that would otherwise have been recorded through the income statement. Under AASB 119 the principles under which regular charges are recognised in the income statement for post-retirement and medical plans are substantially different to those of existing BHP Billiton policy, but are similar to the disclosures in accordance with FRS 17 (refer note 41).

Joint ventures (AASB 131 'Interests in Joint Ventures')
Under IFRS as implemented in Australia, all joint ventures that are constituted as a legal entity (referred to under IFRS as 'Jointly controlled entities') are accounted for using the equity method. Under Australian GAAP, the BHP Billiton Group's interests in the Escondida, Mozal and Valesul joint ventures are accounted for by proportional consolidation. As each of these joint ventures operates through an incorporated entity, IFRS classifies them as jointly controlled entities and the Australian version of IFRS mandates the use of the equity method of accounting, notwithstanding that in substance none of the entities operate as independent business entities. The change to single-line equity accounting for jointly controlled entities does not impact net profit or net equity, however, as demonstrated in the tables below, the amounts of profit before tax and income tax expense are significantly affected.

In addition, cash flows attributable to joint ventures that were previously proportionally consolidated are no longer included.

Notes to Financial Statements continued

Goodwill and business combinations (AASB 3 'Business Combinations')
IFRS prohibits the amortisation of goodwill which is mandated under Australian GAAP. In place of amortisation, impairment assessments of goodwill must be performed.

Business combinations undertaken after the date of transition to IFRS (1 July 2004) must be accounted for in accordance with IFRS. The acquisition of WMC Resources Ltd was effective 3 June 2005. Differences in accounting for the acquisition exist between Australian GAAP and IFRS with respect to the recognition of deferred tax liabilities on book base and tax base temporary differences, and the recognition of tax losses which meet the 'probable' criteria under AASB 112.

The following table presents a summary of the estimated impact of IFRS on net equity as at 30 June 2005 and 30 June 2004.

Reconciliation of net equity

	As at 30 June 2005 US$M	As at 30 June 2004 US$M
Net equity as previously reported under Australian GAAP	**18 364**	15 425
AASB 119 Post-retirement pension obligations – pre tax	**(650)**	(526)
AASB 119 Post-retirement pension obligations – deferred tax effect	**158**	135
AASB 119 Post-retirement medical schemes – pre tax	**(111)**	(76)
AASB 119 Post-retirement medical schemes – deferred tax effect	**30**	21
AASB 112 Deferred income tax accounting	**(538)**	(817)
AASB 3 Amortisation of goodwill	**44**	–
AASB 2 Equity based compensation payments to employees – tax effect	**16**	2
Additional goodwill included in net book value of disposed Chrome operations	**(3)**	–
Net equity in accordance with IFRS	**17 310**	14 164
Overall net decrease in equity under IFRS	**(1 054)**	(1 261)

The following tables present a summary of the estimated impact of IFRS as noted above on profit before tax and income tax expense for the year ended 30 June 2005.

Reconciliation of profit before tax

	Year ended 30 June 2005 US$M
Net profit before tax as previously reported under Australian GAAP	**8 481**
AASB 119 Post-retirement medical and pension obligations	**(8)**
AASB 112 Deferred tax effects within jointly controlled entities	**(6)**
AASB 3 Reversal of amortisation of goodwill under Australian GAAP	**44**
AASB 2 Equity based compensation payments to employees	**56**
AASB 131 Reclassification of joint venture tax expense to profit before tax – jointly controlled entities	**(230)**
Additional goodwill included in the net book value of disposed Chrome operations	**(3)**
AASB 112 Deferred tax on disposed Chrome operations	**3**
Net profit before tax in accordance with IFRS	**8 337**
Overall net decrease in profit before tax under IFRS	**(144)**

Reconciliation of income tax expense

	Year ended 30 June 2005 US$M
Income tax expense previously reported under Australian GAAP	**2 240**
AASB 112 Recognition of prior year tax	**(350)**
AASB 112 Withholding and repatriation taxes	**10**
AASB 112 Additional foreign exchange variations	**89**
AASB 112 Non-tax depreciable items now tax-effected	**(56)**
AASB 112 Tax base resets under Australian tax consolidations	**6**
AASB 2 Equity based compensation payments to employees	**12**
AASB 131 Reclassification of joint venture tax expense to profit before tax – jointly controlled entities	**(230)**
AASB 119 Tax impact of additional post-retirement medical and pension benefits charged	**(3)**
Other	**18**
Income tax expense in accordance with IFRS	**1 736**
Overall net decrease in income tax expense under IFRS	**(504)**

The following tables present the consolidated income statement, consolidated balance sheet and consolidated cash flow statement of the BHP Billiton Group for the year ended 30 June 2005, prepared in accordance with IFRS and applying the estimated Australian GAAP to IFRS adjustments.

Consolidated Income Statement

	Year ended 30 June 2005 US$M
Revenue (including share of joint ventures)	
Group production	**24 450**
Third party products	**6 670**
	31 120
Less: Share of joint ventures external revenue included above	**(4 428)**
Group revenue	**26 692**
Other income	**757**
Expenses excluding finance costs	**(20 568)**
Income from jointly controlled entities	**1 787**
Profit from operations	**8 668**
Comprising:	
Group production	**8 554**
Third party products	**114**
	8 668
Net finance costs	**(331)**
Profit before taxation	**8 337**
Taxation	**(1 736)**
Profit after taxation	**6 601**
Profit attributable to minority interests	**(232)**
Profit attributable to members of BHP Billiton Group	**6 369**
Earnings per ordinary share (basic) (US cents)	**104.0**
Earnings per ordinary share (diluted) (US cents)	**103.5**
Dividend per ordinary share (US cents)	**28.0**

Notes to Financial Statements continued

Consolidated Balance Sheet

	30 June 2005 US$M	30 June 2004 US$M
Assets		
Current assets		
Cash	1 222	1 642
Trade and other receivables	3 216	2 585
Other financial assets	45	14
Inventories	2 399	1 590
Other	150	163
Total current assets	7 032	5 994
Non-current assets		
Trade and other receivables	849	994
Other financial assets	255	267
Inventories	71	15
Investments in jointly controlled entities	3 264	2 593
Property, plant and equipment	27 444	18 276
Intangible assets	2 015	483
Deferred tax assets	1 906	1 160
Other	96	65
Total non-current assets	35 900	23 853
Total assets	42 932	29 847
Liabilities		
Current liabilities		
Trade and other payables	3 996	2 481
Interest bearing liabilities	1 298	1 013
Current tax payable	783	230
Provisions	1 088	642
Deferred income	120	156
Total current liabilities	7 285	4 522
Non-current liabilities		
Trade and other payables	156	171
Interest bearing liabilities	8 649	4 437
Deferred tax liabilities	4 192	2 456
Provisions	4 978	3 749
Deferred income	362	348
Total non-current liabilities	18 337	11 161
Total liabilities	25 622	15 683
Net assets	17 310	14 164
Equity		
Share capital – BHP Billiton Limited	1 611	1 851
Share capital – BHP Billiton Plc	1 234	1 234
Share premium account	518	518
Reserves	154	94
Retained earnings	13 452	10 120
Total equity attributable to members of BHP Billiton Group	16 969	13 817
Minority interests	341	347
Total equity	17 310	14 164

Consolidated Cash Flow Statement

	Year ended 30 June 2005 US$M
Operating activities	
Receipts from customers	**28 425**
Payments to suppliers and employees	**(19 352)**
Cash generated from operations	**9 073**
Dividends received	**1 002**
Interest received	**90**
Interest paid	**(315)**
Income tax paid	**(1 476)**
Net operating cash flows	**8 374**
Investing activities	
Purchases of property, plant and equipment	**(3 450)**
Exploration expenditure (including amounts capitalised)	**(531)**
Purchases of investments and funding of jointly controlled entities	**(42)**
Purchases of, or increased investment in, controlled entities and joint venture interests, net of their cash	**(6 198)**
Cash outflows from investing activities	**(10 221)**
Proceeds from sale of property, plant and equipment	**153**
Proceeds from sale or redemption of investments	**227**
Proceeds from sale or partial sale of subsidiaries, operations and jointly controlled entities net of their cash	**675**
Net investing cash flows	**(9 166)**
Financing activities	
Proceeds from ordinary share issues	**66**
Proceeds from interest bearing liabilities	**5 668**
Repayment of interest bearing liabilities	**(1 735)**
Purchase of shares by ESOP trusts	**(47)**
Share repurchase scheme – BHP Billiton Limited	**(1 792)**
Dividends paid	**(1 404)**
Dividends paid to minority interests	**(238)**
Repayment of finance leases	**(22)**
Net financing cash flows	**496**
Net increase in cash and cash equivalents	**(296)**
Cash and cash equivalents at beginning of period	**1 509**
Effect of foreign currency exchange rate changes on cash and cash equivalents	**(6)**
Cash and cash equivalents at end of period	**1 207**

Directors' Declaration

1. In the opinion of the Directors of BHP Billiton Limited:

    (a) The financial statements and notes, set out on pages 2 to 89 and including the information in the Remuneration Report that is described as having been audited, are in accordance with the Corporations Act 2001, including:

        (i) Complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

        (ii) Giving a true and fair view of the financial position of the BHP Billiton Group as at 30 June 2005 and of its performance, as represented by the results of its operations and its cash flows, for the year ended 30 June 2005.

    (b) There are reasonable grounds to believe that BHP Billiton Limited will be able to pay its debts as and when they become due and payable.

2. The Directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the Chief Executive Officer and Chief Financial Officer for the financial year ended 30 June 2005.

Signed in accordance with a resolution of the Board of Directors.



D R Argus – Chairman

C W Goodyear – Chief Executive Officer

Dated in Melbourne this 8th day of September 2005

Independent Audit Report to the members of BHP Billiton Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes 1 to 49 to the financial statements, the disclosures made in accordance with the Corporations Regulations 2001 as required by AASB 1046 Director and Executive Disclosures by Disclosing Entities in sections 2 to 8 (excluding sub-section 3.3) of the 'Remuneration report' ('remuneration disclosures') and the directors' declaration for the BHP Billiton Group comprising both BHP Billiton Limited ('the Company') and BHP Billiton Plc, and the entities they each controlled during the year, for the year ended 30 June 2005.

The Remuneration report also contains information in sections 1 and 3.3 not required by Accounting Standard AASB 1046 Director and Executive Disclosures by Disclosing Entities, which is not subject to our audit.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report and the Remuneration report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions that we have formed.

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the BHP Billiton Group's financial position, and of its performance as represented by the results of its operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001.

We formed our audit opinion on the basis of these procedures, which included:
- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion, the financial report including the remuneration disclosures that are contained in sections 2 to 8 (excluding sub-section 3.3) of the Remuneration report of BHP Billiton Limited are in accordance with:

(a) the Corporations Act 2001, including:

(i) giving a true and fair view of the BHP Billiton Group's financial position as at 30 June 2005 and of its performance for the financial year ended on that date; and

(ii) complying with Accounting Standards in Australia, including AASB 1046 Director and Executive Disclosures by Disclosing Entities, and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

KPMG

Peter Nash
Partner

Melbourne
8 September 2005

Supplementary Oil and Gas Information

Reserves and production

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e. prices and costs as of the date the estimate is made. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Estimates of oil and gas reserves are inherently imprecise, require the application of judgement and are subject to future revision. Accordingly, financial and accounting measures (such as the standardised measure of discounted cash flows, depreciation, depletion and amortisation charges, the assessment of impairments and the assessment of the valuation allowances against deferred tax assets) that are based on reserve estimates are also subject to change.

Proved reserves are estimated by reference to available seismic, well and reservoir information, including production and pressure trends for producing reservoirs and, in some cases, to similar data from other producing reservoirs in the immediate area. Proved reserves estimates are attributed to future development projects only where there is a significant commitment to project funding and execution and for which applicable governmental and regulatory approvals have been secured or are reasonably certain to be secured. Furthermore, estimates of proved reserves only include volumes for which access to market is assured with reasonable certainty. All proved reserve estimates are subject to revision, either upward or downward, based on new information, such as from development drilling and production activities or from changes in economic factors, including product prices, contract terms or development plans. In certain deepwater Gulf of Mexico fields, proved reserves have been determined before production flow tests are conducted, in part because of the significant safety, cost and environmental implications of conducting those tests. In these fields other industry-accepted technologies have been used that are considered to provide reasonably certain estimates of productivity. Historically, actual production levels have validated the BHP Billiton Group's proved reserves estimated by these methods.

The table below details estimated oil, condensate, LPG and gas reserves at 30 June 2005, 30 June 2004 and 30 June 2003 with a reconciliation of the changes in each year. Reserves have been calculated using the economic interest method and represent net interest volumes after deduction of applicable royalty, fuel and flare volumes. Reserves include quantities of oil, condensate and LPG which will be produced under several production and risk-sharing arrangements that involve the BHP Billiton Group in upstream risks and rewards without transfer of ownership of the products. At 30 June 2005, approximately 12 per cent (2004: 17 per cent; 2003: 19 per cent) of proved developed and undeveloped oil, condensate and LPG reserves and nil per cent (2004: nil; 2003: nil) of natural gas reserves are attributable to those arrangements. Reserves also include volumes calculated by probabilistic aggregation of certain fields that share common infrastructure. These aggregation procedures result in enterprise-wide proved reserves volumes, which may not be realised upon divestment on an individual property basis.

(millions of barrels)	Australia/Asia	Americas	UK/Middle East	Total
Proved developed and undeveloped oil, condensate and LPG reserves [a]				
Reserves at 30 June 2002	329.0	160.7	108.9	598.6
Improved recovery	–	–	0.1	0.1
Revisions of previous estimates	52.2	(12.2)	12.2	52.2
Extensions and discoveries	0.5	10.1	3.9	14.5
Purchase/sales of reserves	–	–	–	–
Production [b]	(55.1)	(6.6)	(11.7)	(73.4)
Total changes	(2.4)	(8.7)	4.5	(6.6)
Reserves at 30 June 2003	326.6	152.0	113.4	592.0
Improved recovery	–	–	–	–
Revisions of previous estimates	20.2	(2.6)	(9.5)	8.1
Extensions and discoveries	0.4	11.0	1.1	12.5
Purchase/sales of reserves	–	(4.0)	–	(4.0)
Production [b]	(46.3)	(7.6)	(14.1)	(68.0)
Total changes	(25.7)	(3.2)	(22.5)	(51.4)
Reserves at 30 June 2004 [c]	300.9	148.8	90.9	540.6
Improved recovery	–	–	–	–
Revisions of previous estimates	24.5	(1.7)	(1.3)	21.5
Extensions and discoveries	7.2	43.5	–	50.7
Purchase/sales of reserves	(9.2)	–	–	(9.2)
Production [b]	(38.7)	(7.6)	(14.7)	(61.0)
Total changes	(16.2)	34.2	(16.0)	2.0
Reserves at 30 June 2005 [c]	**284.7**	**183.0**	**74.9**	**542.6**

(millions of barrels)	Australia/Asia	Americas	UK/Middle East	Total
Proved developed oil, condensate and LPG reserves [a]				
Reserves at 30 June 2002	233.1	15.9	30.2	279.2
Reserves at 30 June 2003	227.8	9.9	24.5	262.2
Reserves at 30 June 2004	201.9	5.4	54.8	262.1
Reserves at 30 June 2005	**180.5**	**18.3**	**74.5**	**273.3**

[a] In Bass Strait, the North West Shelf and the North Sea, LPG is extracted separately from crude oil and natural gas.
[b] Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
[c] Total proved oil, condensate and LPG reserves include 12.6 million barrels derived from probabilistic aggregation procedures.

(billions of cubic feet)	Australia/Asia [a]	Americas	UK/Middle East	Total
Proved developed and undeveloped natural gas reserves				
Reserves at 30 June 2002	4 500.8	154.0	489.2	5 144.0
Improved recovery	–	–	16.7	16.7
Revisions of previous estimates	404.1	4.9	(7.0)	402.0
Extensions and discoveries	188.9	10.2	–	199.1
Purchases/sales of reserves	–	–	–	–
Production [b]	(189.2)	(21.8)	(79.9)	(290.9)
Total changes	403.8	(6.7)	(70.2)	326.9
Reserves at 30 June 2003	4 904.6	147.3	419.0	5 470.9
Improved recovery	–	–	–	–
Revisions of previous estimates	114.6	2.2	(10.0)	106.8
Extensions and discoveries	51.6	4.6	–	56.2
Purchases/sales of reserves	–	(32.8)	–	(32.8)
Production [b]	(222.9)	(20.5)	(77.0)	(320.4)
Total changes	(56.7)	(46.5)	(87.0)	(190.2)
Reserves at 30 June 2004 [c]	4 847.9	100.8	332.0	5 280.7
Improved recovery	–	–	–	–
Revisions of previous estimates	237.3	3.1	(29.9)	210.5
Extensions and discoveries	177.0	27.6	–	204.6
Purchases/sales of reserves	(165.8)	–	–	(165.8)
Production [b]	(275.7)	(14.6)	(57.6)	(347.9)
Total changes	(27.2)	16.1	(87.5)	(98.6)
Reserves at 30 June 2005 [c]	**4 820.7**	**116.9**	**244.5**	**5 182.1**
Proved developed natural gas reserves				
Reserves at 30 June 2002	2 455.1	79.9	481.9	3 016.9
Reserves at 30 June 2003	2 560.4	64.8	397.1	3 022.3
Reserves at 30 June 2004	2 539.7	20.1	310.0	2 869.8
Reserves at 30 June 2005	**2 621.4**	**15.1**	**239.3**	**2 875.8**

[a] Production for Australia includes gas sold as LNG.
[b] Production for reserves reconciliation differs slightly from marketable production due to timing of sales and corrections to previous estimates.
[c] Total proved natural gas reserves include 190.6 billion cubic feet derived from probabilistic aggregation procedures.

Supplementary Mineral Resource and Ore Reserves Information

The statement of Mineral Resources and Ore Reserves presented in this report has been produced in accordance with the Australasian Code for reporting of Mineral Resources and Ore Reserves, December 2004 (the 'JORC Code'). Commodity prices and exchange rates used to estimate the economic viability of reserves are based on September 2004, BHP Billiton long-term forecasts unless otherwise stated. The Ore Reserves tabulated are all held within existing, fully permitted mining tenements. The BHP Billiton Group's mineral leases are of sufficient duration (or convey a legal right to renew for sufficient duration) to enable all reserves on the leased properties to be mined in accordance with current production schedules.

The information in this report relating to Mineral Resources and Ore Reserves is based on information compiled by Competent Persons (as defined in the JORC Code). Competent persons for deposits located outside Australia may be members of Recognised Overseas Professional Organisations as recognised by the ASX. All Competent Persons have, at the time of reporting, sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity they are undertaking to qualify as a Competent Person as defined by the

JORC Code. Each Competent Person consents to the inclusion in this Report of the matters based on their information in the form and context in which it appears.

All of the Mineral Resource and Ore Reserve figures presented are reported in 100 per cent terms, and represent estimates at 30 June 2005 (unless otherwise stated). All tonnes and grade information have been rounded; hence small differences may be present in the totals. All of the Mineral Resource information (unless otherwise stated) is inclusive of Mineral Resources that have been converted to Ore Reserves (i.e. Mineral Resources are not additional to Ore Reserves).

The information contained herein differs in certain respects from that reported to the US Securities and Exchange Commission (SEC) which is prepared with reference to the SEC's Industry Guide 7. BHP Billiton's US GAAP disclosures reflect the information reported to the SEC.

Mineral Resources and Ore Reserves are presented in the accompanying tables subdivided for each of the Customer Sector Groups.

Aluminium Customer Sector Group

Mineral Resources

The table below deals with the total inclusive Mineral Resources for the Aluminium Customer Sector Group as at 30 June 2005 and is presented in 100 per cent terms.

Bauxite Deposit [1]	Ore Type	Measured Resource Millions of dry metric tonnes	A.Al$_2$O$_3$[2] %	Indicated Resource Millions of dry metric tonnes	A.Al$_2$O$_3$[2] %	Inferred Resource Millions of dry metric tonnes	A.Al$_2$O$_3$[2] %	Total Resource Millions of dry metric tonnes	A.Al$_2$O$_3$[2] %	BHP Billiton Interest %
Australia										
Worsley [4]	Laterite	455	30.50	183	31.60	27	31.00	665	30.80	86
Brazil										
MRN [3]	MRN Crude	98	–	30	–	757	–	885	–	14.8
	MRN Washed	72	51.00	22	51.30	529	50.50	623	50.60	14.8
		Millions of dry metric tonnes	T.Al$_2$O$_3$[2] %	Millions of dry metric tonnes	T.Al$_2$O$_3$[2] %	Millions of dry metric tonnes	T.Al$_2$O$_3$[2] %	Millions of dry metric tonnes	T.Al$_2$O$_3$[2] %	
Suriname										
Coermotibo	Laterite	4	50.32	2	52.64	0.4	48.10	6	50.85	45
Onverdacht [5]	Laterite	14	57.80	24	57.10	–	–	38	57.36	45

[1] **Competent Persons – Resources**
Worsley: D Parmenter (MAIG)
MRN: V J van der Riet (MAusIMM)
Coermotibo: D L Butty (EFG)
Onverdacht: D L Butty (EFG).

[2] A.Al$_2$O$_3$ is Alumina as available alumina for Worsley and MRN, T.Al$_2$O$_3$ is total Alumina for Coermotibo and Onverdacht.

[3] Mineração Rio do Norte (MRN) annual reporting moisture basis has been changed from Wet/Semi Dry in 2004 to Bone Dry.

[4] At Worsley an addition of approximately 145 Mt of resources (marginal grade) was recorded due to the application of a revised common cut-off grade for resource estimation. In addition evaluation-drilling campaigns converted 23 Mt of Inferred Resources to 13 Mt of Indicated and Measured Resources.

[5] The re-drill of the Kaaimangrasie resource was completed during the year and both Kaaimangrasie and Klaverblad resources were converted to reserves. The Para N and Kankantrie N resources are included in this total.

Aluminium Customer Sector Group continued

Ore Reserves
The table below deals with the total Ore Reserves for the Aluminium Customer Sector Group as at 30 June 2005 and is presented in 100 per cent terms.

Bauxite Deposit [2][3][4]	Ore Type	Proved Ore Reserve		Probable Ore Reserve		Total Ore Reserve		BHP Billiton Interest %
		Millions of dry metric tonnes	A.Al$_2$O$_3$ %	Millions of dry metric tonnes	A.Al$_2$O$_3$ %	Millions of dry metric tonnes	A.Al$_2$O$_3$ %	
Australia								
Worsley	Laterite	297	30.90	22	30.10	319	30.80	86
Brazil								
MRN [1]	MRN Crude	98	–	–	–	98	–	14.8
	MRN Washed	72	51.00	–	–	72	51.00	14.8
Suriname								
Coermotibo	Laterite	3	45.08	0.5	40.15	4	44.49	45
Onverdacht [5]	Laterite	9	51.53	7	49.21	15	50.49	45

[1] Mineração Rio do Norte (MRN) annual reporting moisture basis has been changed from Wet/Semi Dry in 2004 to Bone Dry.
[2] Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves
Worsley	maximum 100m	maximum 200m
MRN	A maximum bauxite intersection grid of 200 metres. Mining and metallurgical characterisation (test pit/bulk sample), plus a reliable suite of chemical and size distribution data	No reserve quoted for this category
Coermotibo	61m x 61m	122m x 122m
Onverdacht	61m x 61m	122m x 122m

[3] Metallurgical recoveries for the operations are:

% Metallurgical Recovery	Al$_2$O$_3$
Coermotibo (Paranam)	93.5
MRN (Alumar)	94
Onverdacht (Paranam)	93.5
Worsley	90

[4] **Competent Persons – Reserves**
Worsley: D Parmenter (MAIG)
MRN: V J van der Riet (MAusIMM)
Coermotibo: D L Butty (EFG)
Onverdacht: D L Butty (EFG).

[5] In addition to the reserves of Lelydorp III, the 2005 statement includes an additional 10.8 Mt of reserves made up of 3.9 Mt of proved reserve from Klaverblad and 6.9 Mt of probable reserve from Kaaimangrasie.

Base Metals Customer Sector Group

Mineral Resources

The table below deals with the total inclusive Mineral Resources for the Base Metals Customer Sector Group as at 30 June 2005 and is presented in 100 per cent terms.

Commodity Deposit (3)	Ore Type	Measured Resource Tonnes (1) (millions)	%TCu (2)	%SCu (2)	g/tAu	g/tAg	Indicated Resource Tonnes (1) (millions)	%TCu (2)	%SCu (2)	g/tAu	g/tAg
Copper											
Escondida (5)	Oxide	119	–	0.65	–	–	36	–	0.49	–	–
	Sulphide	601	1.37	–	–	–	848	1.00	–	–	–
	Sulphide leach	607	0.55	–	–	–	1 380	0.49	–	–	–
Escondida Norte (5)	Oxide	20	–	0.53	–	–	110	–	0.81	–	–
	Sulphide	193	1.65	–	–	–	410	1.23	–	–	–
	Sulphide leach	65	0.66	–	–	–	588	0.53	–	–	–
Pinto Valley (6)	Sulphide	697	0.19	–	–	–	16	0.34	–	–	–
Pinto Valley Miami unit (6)	In situ leach	174	0.32	–	–	–	40	0.32	–	–	–
Tintaya (7)	Oxide	6	1.21	0.93	–	–	27	1.74	1.22	–	–
	Sulphide	36	1.52	0.02	0.22	5.62	44	1.26	0.06	0.15	4.66
Cerro Colorado (8)	Oxide	74	0.69	0.53	–	–	130	0.70	0.51	–	–
	Sulphide	31	0.89	0.14	–	–	74	0.74	0.12	–	–
Spence (9)	Oxide	41	1.34	0.99	–	–	46	0.93	0.69	–	–
	Supergene sulphides	113	1.36	–	–	–	168	0.82	–	–	–
	Transitional sulphides	22	0.61	–	–	–	29	0.50	–	–	–
		Tonnes (1) (millions)	%Cu	kg/tonne U_3O_8	g/tAu	g/tAg	Tonnes (1) (millions)	%Cu	kg/tonne U_3O_8	g/tAu	g/tAg
Copper Uranium Olympic Dam (10)	Sulphide	650	1.5	0.5	0.5	3.1	1 440	1.1	0.4	0.5	2.4
		Tonnes (1) (millions)	%Cu	%Zn	g/tAg	%Mo	Tonnes (1) (millions)	%Cu	%Zn	g/tAg	%Mo
Copper Zinc	Sulphide Cu-only	77	0.98	–	8.0	0.040	304	1.16	–	9.7	0.038
Antamina (11)	Sulphide Cu-Zn	43	0.94	2.55	19.8	–	103	1.11	2.73	19.1	–
		Tonnes (1) (millions)	g/tAg	%Pb	%Zn		Tonnes (1) (millions)	g/tAg	%Pb	%Zn	
Silver Lead Zinc Cannington (12)	Sulphide	23	536	11.94	4.49		6	454	10.09	4.47	

(1) All tonnes are reported on a dry metric basis.

(2) %SCu – per cent soluble copper, %TCu – per cent total copper, kg/tonne U_3O_8 – U_3O_8 and Uranium oxide in concentrate as product.

(3) **Competent Persons – Resources**
Escondida: R R Roco (MAusIMM)
Escondida Norte: R R Roco (MAusIMM)
Pinto Valley: R K Preece (FAusIMM)
Pinto Valley Miami unit: R K Preece (FAusIMM)
Tintaya: D T Brost (MAusIMM)
Cerro Colorado: E Fernández (MAIG)
Spence: M J Williams (MAusIMM)
Olympic Dam: N Pickers (MAusIMM)
Antamina: E Lipten (FAusIMM)
Cannington: A J Edwards (MAusIMM).

(5) Escondida and Escondida Norte are adjacent supergene-enriched porphyry copper deposits. Beneficiation of the high-grade sulphide and green copper mineralisation is through in-pit crushing, sharing a common processing plant complex. Changes in the Resources of both deposits are due to the depletion of resources through copper production. Stockpiled material from the Escondida mine are included as Measured Resources for the appropriate materials.

(6) The Pinto Valley Operations consist of two units: the Pinto Valley unit consists of an open pit and mill complex that treats in-place porphyry copper sulphide mineralisation and a sulphide heap leach plus SX-EW, and the Miami unit that is an in situ leach plus SX-EW operation within the upper parts of an oxidised and enriched porphyry copper deposit. Both units are currently on care and maintenance status, except that the SX-EW units are processing leach solutions that continue to be cycled through the leachable resources. Material contained in the Pinto Valley unit leach stockpiles are included within the Measured Resources. Changes to Resources consist of depleting reported grades by recovered cathode copper during FY2005.

(7) The Tintaya resource model was updated in April 2005, based on a new geological interpretation from 181 new holes totaling 30 100m of drilling. Modifications were made to the estimation procedures, resource classification, and method to designate the preferred process route of mixed sulphide/oxide ore. Total resources increased 6.4 million tonnes, net of production, from the June 2004 report

(8) Cerro Colorado is an open pit mine that lies within the oxidised and enriched portion of a porphyry copper deposit, with ore processed by leaching and SX-EW. Changes from 2004 include depletion of production adjusted for reconciliation differences, the results of in-fill drilling incorporated into an updated model that resulted in a small increase to the total resource and improved confidence. The Resources stated herein have been reduced by an additional 4 million dry metric tonnes to correct a 2004 reporting error.

	Inferred Resource					Total Resource					BHP Billiton Interest
	Tonnes [1] (millions)	%TCu [2]	%SCu [2]	g/tAu	g/tAg	Tonnes [1] (millions)	%TCu [2]	%SCu [2]	g/tAu	g/tAg	%
	26	–	0.42	–	–	181	–	0.59	–	–	57.5
	617	0.90	–	–	–	2 065	1.08	–	–	–	57.5
	3 071	0.47	–	–	–	5 057	0.49	–	–	–	57.5
	35	–	0.63	–	–	165	–	0.74	–	–	57.5
	185	0.93	–	–	–	788	1.26	–	–	–	57.5
	1 177	0.48	–	–	–	1 830	0.50	–	–	–	57.5
	2	0.25	–	–	–	715	0.20	–	–	–	100
	–	–	–	–	–	214	0.32	–	–	–	100
	2	1.27	0.95	–	–	35	1.62	1.15	–	–	99.98
	22	1.25	–	0.15	4.17	102	1.35	0.03	0.18	4.89	99.98
	27	0.56	0.34	–	–	230	0.68	0.50	–	–	100
	16	0.60	0.09	–	–	121	0.76	0.12	–	–	100
	1	0.74	0.57	–	–	88	1.12	0.83	–	–	100
	6	0.65	–	–	–	287	1.03	–	–	–	100
	0	0.54	–	–	–	51	0.55	–	–	–	100
	Tonnes [1] (millions)	%Cu	kg/tonne U_3O_8	g/tAu	g/tAg	Tonnes [1] (millions)	%Cu	kg/tonne U_3O_8	g/tAu	g/tAg	
	1 880	1.0	0.3	0.4	2.0	3 970	1.1	0.4	0.4	2.3	100
	Tonnes [1] (millions)	%Cu	%Zn	g/tAg	%Mo	Tonnes [1] (millions)	%Cu	%Zn	g/tAg	%Mo	
	32	0.86	–	15.0	0.020	413	1.10	–	9.8	0.037	33.75
	10	0.77	2.13	19.2	–	156	1.04	2.64	19.3	–	33.75
	Tonnes [1] (millions)	g/tAg	%Pb	%Zn		Tonnes [1] (millions)	g/tAg	%Pb	%Zn		
	4	344	8.21	3.74		34	495	11.10	4.39		100

[9] The Spence resource declaration for June 2005 is unchanged from that presented in 2004 prior to project approval in October 2004. A new geological and resource estimate (unaudited) was completed in October 2004 incorporating a complete re-evaluation of data included in the resource estimate presented in the 2003 and 2004 declarations. The result of this estimate demonstrates no material change to the previous declaration. An extensive infill drilling program was completed (~60 000m) at the end of July 2005. This program targeted the first five years' Spence production volume. Drill results demonstrate no significant change in resource with respect to either the 2004 resource declaration or the October 2004 estimate.

[10] The Olympic Dam operation was acquired in the purchase of WMC that was finalised in August 2005. Resources are quoted per the March 2005 reporting by WMC, depleted by production. Reviews of the resource estimation and reporting practices by Olympic Dam are currently in progress.

[11] The April 2001 Antamina resource model that was reported in 2004 has been updated to include 144 167 meters of additional drill core information collected in 2003 and 2004. The 2005 resource model includes changes to the data interpolation methods used for estimating grades and ore types. These changes require more samples on a closer spacing to classify material as measured as compared to the 2001 resource model. The amount of Measured Resources has therefore decreased significantly. Sulphide mineralisation has been subdivided into Cu-only and Cu-Zn ore types to better reflect actual operations.

[12] At Cannington, ongoing underground diamond drilling and geological interpretation has resulted in minor and local changes. There has been a steady promotion of material into the Measured category. Changes in metal prices and exchange rates have resulted in an adjustment in the tonnages and grades above a given (A$60) dollar per tonne cut-off. An independent audit was completed on the resource this year.

Base Metals Customer Sector Group continued

Ore Reserves (2)(3)(4)

The table below deals with the total inclusive Ore Reserves for the Base Metals Customer Sector Group as at 30 June 2005 and is presented in 100 per cent terms.

Commodity Deposit	Ore Type	Proved Ore Reserve				
		Tonnes (1) (millions)	%TCu (5)	%SCu (5)	g/tAu	g/tAg
Copper						
Escondida (6)	Oxide	116	–	0.66	–	–
	Sulphide	584	1.37	–	–	–
	Sulphide leach	506	0.57	–	–	–
Escondida Norte (7)	Oxide	5	–	0.53	–	–
	Sulphide	188	1.65	–	–	–
	Sulphide leach	54	0.54	–	–	–
Tintaya (8)	Oxide	6	1.21	0.93	–	–
	Sulphide	31	1.45	0.02	0.20	5.10
Cerro Colorado (9)	Oxide	70	0.69	0.53	–	–
	Sulphide	22	0.94	0.16	–	–
Spence (10)	Oxide	40	1.35	1.00	–	–
	Supergene sulphides	107	1.38	–	–	–
Copper Uranium		Tonnes (1) (millions)	%Cu	kg/tonne U_3O_8	g/tAu	g/tAg
Olympic Dam (11)	Sulphide	115	2.1	0.6	0.5	3.7
		Tonnes (1) (millions)	%Cu	%Zn	g/tAg	%Mo
Copper Zinc	Sulphide Cu-only	58	1.14	–	9.0	0.041
Antamina (12)	Sulphide Cu-Zn	39	1.00	2.68	20.6	–
		Tonnes (1) (millions)	g/tAg	%Pb	%Zn	
Silver Lead Zinc						
Cannington (13)	Sulphide	18	477	10.7	3.9	

(1) All tonnes are reported on a dry metric basis.

(2) Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves
Escondida	Sulphide: 60m x 60m Sulphide leach: 60m x 60m Oxide: 55m x 55m	Sulphide: 100m x 100m Sulphide leach: 110m x 110m Oxide: 60m x 60m
Escondida Norte	Sulphide: 54m x 54m Sulphide leach: 60m x 60m Oxide: 48m x 48m	Sulphide: 90m x 90m Sulphide leach: 125m x 125m Oxide: 60m x 60m
Tintaya	Two drill holes in two quadrants within 25m search distance, considering only skarn composites	Two drill holes in two quadrants within 50 meters search distance, considering only skarn composites
Cerro Colorado	50m	70m
Spence	Continuous square drill grid = 70m	Continuous square drill grid =100m, exclusive of Measured
Olympic Dam	<40m x 40m	<80m x 80m
Antamina	3 holes within 30–35m, closest hole within 20–25m, depending on grade of mineralisation	3 holes within 55m, closest hole within 40m; or 2 holes within 75m, closest hole within 30m; all of similar grade as the block
Cannington	12.5m sectional x 15.0m vertical	25.0m sectional x 25.0m vertical

(3) Metallurgical recoveries for the operations are:

% Metallurgical Recovery	Cu	Ag	Pb	Zn	U_3O_8
Escondida	Sulphide: 84% of TCu; Sulphide leach: 36% of TCu; Oxide 80% of SCu				
Escondida Norte	Sulphide: 88% of TCu; Sulphide leach: 29% of TCu; Oxide 53% of SCu				
Tintaya	Sulphide: 86% of TCu; Oxide 78% of SCu				
Cerro Colorado	80				
Spence	81–82				
Olympic Dam	91				72
Antamina	30–94	0–84		0–85	
Cannington		84	88	66	

	Probable Ore Reserve					Total Ore Reserve					BHP Billiton Interest
Tonnes [1] (millions)	%TCu [5]	%SCu [5]	g/tAu	g/tAg		Tonnes [1] (millions)	%TCu [5]	%SCu [5]	g/tAu	g/tAg	%
18	–	0.64	–	–		134	–	0.66	–	–	57.5
769	1.01	–	–	–		1 353	1.17	–	–	–	57.5
694	0.53	–	–	–		1 200	0.55	–	–	–	57.5
120	–	0.79	–	–		125	–	0.78	–	–	57.5
392	1.23	–	–	–		580	1.37	–	–	–	57.5
450	0.57	–	–	–		504	0.57	–	–	–	57.5
24	1.74	1.22	–	–		31	1.63	1.16	–	–	99.98
30	1.16	0.07	0.14	4.13		61	1.31	0.05	0.17	4.63	99.98
69	0.75	0.58	–	–		139	0.72	0.55	–	–	100
30	0.79	0.14	–	–		52	0.85	0.15	–	–	100
38	1.01	0.76	–	–		79	1.18	0.88	–	–	100
124	0.92	–	–	–		231	1.13	–	–	–	100

Tonnes [1] (millions)	%Cu	kg/tonne U_3O_8	g/tAu	g/tAg		Tonnes [1] (millions)	%Cu	kg/tonne U_3O_8	g/tAu	g/tAg	
641	1.4	0.5	0.5	3.0		756	1.5	0.5	0.5	3.1	100

Tonnes [1] (millions)	%Cu	%Zn	g/tAg	%Mo		Tonnes [1] (millions)	%Cu	%Zn	g/tAg	%Mo	
273	1.24	–	10.2	0.039		330	1.22	–	10.0	0.040	33.75
97	1.15	2.82	19.5	–		136	1.10	2.78	19.8	–	33.75

Tonnes [1] (millions)	g/tAg	%Pb	%Zn			Tonnes [1] (millions)	g/tAg	%Pb	%Zn		
4	408	9.3	4.1			21	465	10.4	3.9		100

[4] **Competent Persons**
Escondida: H Delaigue (MAusIMM)
Escondida Norte: H Delaigue (MAusIMM)
Tintaya: A A Zuzunaga (MAusIMM)
Cerro Colorado: R Contreras (MAusIMM)
Spence: E Ríos (MAusIMM)
Olympic Dam: D Vink (MAusIMM)
Antamina: D Gurtler (MAusIMM)
Cannington: B H Roberts (MAusIMM).

[5] %SCu – per cent soluble copper, %TCu – per cent total copper, kg/tonne U_3O_8 – U_3O_8 and Uranium oxide in concentrate as product.

[6] Differences with previous statements reflect the depletion of ore reserves through production. Pit shells used to derive ore reserve are the same as those used in the previous statement with updated topography as at the end of June 2005. Variable cut-off grade strategy during the production period has resulted in the reclassification of some Sulphide Leach ore into Sulphide mill feed. Small tonnages of Indicated and Inferred Sulphide Leach resources were extracted and therefore they are now included on the stockpile figures as Proven ore reserves. Stockpiled materials are included in the appropriate ore reserve estimate as Proved Reserve.

[7] Differences with previous statements reflect the results of the pre-mine activities. Pit shells used to derive ore reserve are the same as those used in the previous statement with updated topography as at the end of June 2005. Small tonnages of ore encountered during pre-stripping activities are now stockpiled and included in the appropriate ore reserve estimate as Proved reserve.

[8] Sulphide reserves increased by 12 million tonnes, excluding production, since June 2004, on the basis of the updated resource model and revised mine plan.

[9] Changes in the Cerro Colorado Reserves reflect changes in the Resource base based on drilling and updated interpretation, and include depletion through mining, adjusted by reconciliation. Although a new mine plan was determined from the updated model, pushback designs did not change compared to that reported in 2004.

[10] Reserve changes for Spence from June 04 reflect project approval in October 2004 and are therefore net positive for June 2005, being that approved in the Spence feasibility study. A mine planning exercise (unaudited) has been undertaken upon the October 2004 resource estimate and preliminary reserve calculations from this exercise show no material difference to the feasibility study calculation (declared here). Differences in reserves to those declared in Spence Feasibility Study are related to rounding to significant figures.

[11] The Olympic Dam operation was acquired in the purchase of WMC that was finalised in August 2005. Reserves are quoted per the December 2004 reporting by WMC, depleted by production. A review of the Olympic Dam operations and expansion project is currently in progress, which includes a determination of the compliance with BHP Billiton Ore Reserve and Capital Investment policies.

[12] At Antamina, a new optimised pit limit was determined from the May 2005 resource model that includes a different method of valuing mineralisation that now considers all costs for producing the metals, including mill throughput and penalty elements. Higher commodity prices were used relative to the 2004, reflecting changed economic environment. Changes include modifications to the ore valuation method.

[13] Different extraction factors were used for each Mining Block. These were based on production experience from those separate Mining Blocks. The changes in reserves were due to promotion of material to Measured Resource category.

Carbon Steel Materials Customer Sector Group

Mineral Resources

The tables below detail iron ore, manganese and metallurgical coal Resources for the Carbon Steel Materials Customer Sector Group estimated as at 30 June 2005 in 100 per cent terms. All resource figures are total Mineral Resources inclusive of material converted to Ore Reserves.

Iron Ore Mineral Resources

Ownership Deposit	Ore Type	Measured Resource						Indicated Resource					
		Millions of wet metric tonnes	%Fe	%P	%SiO$_2$	%Al$_2$O$_3$	%LOI	Millions of wet metric tonnes	%Fe	%P	%SiO$_2$	%Al$_2$O$_3$	%LOI
Iron Ore[1][2][3][4][6][8]													
Mt Newman JV [7]	BKM	505	64.3	0.06	4.2	1.8	1.5	696	61.0	0.10	5.6	2.5	4.0
	MM	155	61.7	0.07	2.7	1.8	6.6	83	60.0	0.06	4.8	2.4	6.2
Jimblebar	BKM	79	61.3	0.07	5.7	2.9	3.3	360	61.2	0.09	4.7	2.9	4.2
	MM	–	–	–	–	–	–	–	–	–	–	–	–
Mt Goldsworthy JV Northern Areas	NIM	41	61.4	0.07	7.3	1.8	2.6	83	62.3	0.05	7.4	0.9	1.4
Mt Goldsworthy JV Area C [5]	BKM	–	–	–	–	–	–	–	–	–	–	–	–
	MM	369	61.6	0.06	3.3	1.8	5.9	224	62.3	0.06	3.0	1.7	5.7
Yandi JV	BKM	–	–	–	–	–	–	–	–	–	–	–	–
	CID	630	58.0	0.04	5.2	1.2	10.4	529	57.3	0.05	5.6	1.6	10.6
BHP Billiton Minerals	BKM	–	–	–	–	–	–	–	–	–	–	–	–
BHP Coal	BKM	–	–	–	–	–	–	83	59.6	0.14	3.6	3.5	7.4
	MM	–	–	–	–	–	–	51	60.4	0.06	4.6	2.5	9.9

		Millions of dry metric tonnes	%Fe	%Pc				Millions of dry metric tonnes	%Fe	%Pc			
Samarco JV [9]	ROM	553.3	45.4	0.05				892.7	43.3	0.04			

[1] Resources are divided into joint ventures and material types that reflect the various products produced. The bedded ore types are classified as per the host Archaean or Proterozoic banded iron formations. These are BKM – Brockman, MM – Marra Mamba and NIM – Nimingarra. The CID – Channel Iron Deposits are Cainozoic fluvial sediments.

[2] The resource grades listed refer to in situ mass percentage on a dry weight basis. %Pc represents phosphorous in concentrate for Samarco. For Mt Newman, Jimblebar, Mt Goldsworthy and Yandi joint ventures tonnages represent wet tonnes based on the following moisture contents: BKM = 3%, MM = 4%, CID = 8%, NIM = 3.5%.

[3] Changes at all joint ventures are in part due to a change in reporting precision where tonnes are now reported to the nearest 1 wmt, except Inferred Resources reported to nearest 10 wmt. Change to reporting silica (SiO$_2$), alumina (Al$_2$O$_3$) and Loss On Ignition (LOI) in addition to iron (Fe) and phosphorous (P). Changes in Mt Newman JV Resources are due to additional drilling and modelling of OB18 and OB25 Pit 3, review of estimates for OB31, removal of detrital material from Resource. Changes to Goldsworthy JV Northern Areas Resources are due to significant new drilling and geological modelling as well as review of economic criteria for deep-rooted mineralisation. Changes to Yandi JV Resources are due to a change in reporting cut-off for the E7 deposit. Change at Goldsworthy JV Area C is due to additional drilling and an updated model for C Deposit. Other changes are due to mining depletion. Changes to BHP Coal due to remodelling of Carramulla East.

[4] **Competent Persons**
Mt Newman JV: H Arvidson (MAusIMM), I Tehnas (MAusIMM)
Jimblebar: H Arvidson (MAusIMM), I Tehnas (MAusIMM)
Mt Goldsworthy JV Northern: H Arvidson (MAusIMM), I Tehnas (MAusIMM)
Mt Goldsworthy JV Area C: I Tehnas (MAusIMM), H Arvidson (MAusIMM)
Yandi JV: H Arvidson (MAusIMM), I Tehnas (MAusIMM)
BHP Billiton Minerals: I Tehnas (MAusIMM)
BHP Coal: I Tehnas (MAusIMM).

[5] Whilst 85 per cent is shown as the 'BHP Billiton Interest' for Area C, POSCO (a Korean steelmaker) has a 20 per cent legal interest in the C deposit of Area C. In substance, the Group retains virtually all of this interest and this disclosure and the financial statements are prepared on this basis.

[6] West Australian Resources include lower grade material that is currently stockpiled when mined, but has not been considered for conversion to Reserve in the current 20-year business plan.

[7] The Whaleback deposit in the Mt Newman joint venture has been re-modelled during the year but the updated Resource estimates have not been included in this report because the Resource has not yet been converted to Reserve. The material change to the estimate is a significant (~200wmt) reclassification of Measured Resource to Indicated status.

[8] Cut-off grades used to estimate Resources: Mt Newman 50–62%Fe for BKM, 54–60%Fe for MM; Jimblebar 54–60%Fe for BKM, 54% for MM; Mt Goldsworthy 56.5–60%Fe for NIM, 54–60%Fe for MM, 54–60% for BKM; Yandi 56%Fe for CID, 54% for BKM. BHP Billiton Minerals 54%Fe for BKM, BHP Coal 54–60%Fe for BKM, 54–60%Fe for MM.

[9] Samarco Resources are estimated assuming external supply of approximately 8 wmt of process feed from the nearby Fazendao mine, which is owned by our 50 per cent joint venture partner in Samarco (CVRD).

Inferred Resource Millions of wet metric tonnes	%Fe	%P	$\%SiO_2$	$\%Al_2O_3$	%LOI	Total Resource Millions of wet metric tonnes	%Fe	%P	$\%SiO_2$	$\%Al_2O_3$	%LOI	BHP Billiton Interest %
330	60.5	0.10	5.8	2.9	4.1	1 531	62.0	0.08	5.2	2.3	3.2	85
670	59.3	0.07	4.2	2.6	7.3	908	59.7	0.07	4.0	2.5	7.0	85
680	61.3	0.13	3.8	2.8	5.1	1 119	61.3	0.11	4.2	2.8	4.7	100
20	60.2	0.11	3.3	2.7	6.9	20	60.2	0.11	3.3	2.7	6.9	100
40	61.2	0.05	8.3	1.3	2.1	164	61.8	0.06	7.6	1.2	1.9	85
40	61.8	0.17	4.6	1.9	5.1	40	61.8	0.17	4.6	1.9	5.1	85
390	61.1	0.06	3.5	2.1	6.3	983	61.6	0.06	3.3	1.9	6.0	85
190	59.0	0.15	4.6	2.7	7.3	190	59.0	0.15	4.6	2.7	7.3	85
130	57.7	0.04	5.6	1.6	10.3	1 289	57.7	0.04	5.4	1.4	10.5	85
240	60.7	0.13	4.3	2.3	6.0	240	60.7	0.13	4.3	2.3	6.0	100
200	60.4	0.13	4.2	3.9	6.0	283	60.2	0.13	4.0	3.8	6.4	100
160	61.8	0.06	3.8	2.1	5.4	211	61.5	0.06	4.0	2.2	6.5	100
Millions of dry metric tonnes	%Fe	%Pc				Millions of dry metric tonnes	%Fe	%Pc				
1 569.0	46.7	0.05				3 015.0	45.5	0.05				50

Manganese Mineral Resources

Deposit	Ore Type	Measured Resource Millions of dry metric tonnes	%Mn	%Yield	Indicated Resource Millions of dry metric tonnes	%Mn	%Yield	Inferred Resource Millions of dry metric tonnes	%Mn	%Yield	Total Resource Millions of dry metric tonnes	%Mn	%Yield	BHP Billiton Interest %
Manganese (1)														
GEMCO (2)	ROM	65.8	48.4	42.00	50.4	46.9	38.00	57.2	45.6	35.00	173.3	47.1	39.00	60
Wessels	ROM	4.1	48.0	–	20.4	48.0	–	0.2	48.1	–	24.7	48.0	–	60
		Millions of wet metric tonnes	%Mn	%Fe	Millions of wet metric tonnes	%Mn	%Fe	Millions of wet metric tonnes	%Mn	%Fe	Millions of wet metric tonnes	%Mn	%Fe	
Mamatwan	ROM	30.7	37.9	4.4	21.0	37.7	4.4	17.6	37.4	4.3	69.3	37.7	4.4	60

(1) **Competent Persons**
GEMCO: E P W Swindell (SACNSP)
Wessels: E P Ferreira (SACNASP)
Mamatwan: O van Antwerpen (SACNASP).
(2) A different treatment of internal waste and yields has resulted in apparent changes to GEMCO resources and reserves. This increases ROM tonnages.

Carbon Steel Materials Customer Sector Group continued

Metallurgical Coal Resources (1)(2)

Ownership Deposit	Mining Method (3)	Coal Type (4)	Measured Resource Tonnes (millions)	%VM (5)	kcal/kg CV (5)	%Ash	%S (5)	Indicated Resource Tonnes (millions)	%VM (5)	kcal/kg CV (5)	%Ash	%S (5)
Queensland Coal Resources at operating mines **CQCA JV**												
Goonyella Broadmeadow	OC	Met	596	23.2	–	8.4	0.52	134	24.1	–	10.4	0.57
	UG	Met	45	23.5	–	6.1	0.49	294	23.0	–	7.4	0.51
Peak Downs	OC	Met	408	20.7	–	9.6	0.61	828	20.6	–	9.6	0.61
	UG	Met	–	–	–	–	–	16	19.4	–	10.0	0.57
Saraji	OC	Met	175	18.6	–	9.7	0.58	194	18.2	–	9.7	0.61
	UG	Met	–	–	–	–	–	40	18.1	–	9.7	0.59
Norwich Park	OC	Met	67	17.6	7 720	9.2	0.67	77	17.6	7 700	9.4	0.68
	UG	Met	–	–	–	–	–	22	18.0	7 670	9.6	0.65
Blackwater	OC	Met/Th	173	25.5	–	8.5	0.43	206	25.6	–	8.7	0.42
	UG	Met/Th	6.6	24.3	–	9.2	0.49	49	24.9	–	8.6	0.44
South Blackwater	OC	Met/Th	41	30.1	–	4.9	0.44	62	29.8	–	4.9	0.45
	UG	Met/Th	–	–	–	–	–	195	30.1	–	5.1	0.39
Gregory JV												
Gregory Crinum	OC	Met/Th	2.7	34.3	–	5.8	0.58	10	33.7	–	6.0	0.58
	UG	Met/Th	–	–	–	–	–	148	33.6	–	6.2	0.59
BHP Mitsui												
Riverside	OC	Met	6	23.8	–	9.2	0.56	0.5	25.1	–	9.8	0.63
South Walker Creek	OC	Met/Th	66	12.8	–	9.1	0.38	56	13.1	–	9.6	0.36
	UG	Met/Th	–	–	–	–	–	26	12.9	–	10.1	0.39
Queensland Coal Undeveloped Resources **CQCA JV**												
Red Hill	UG	Met	90	20.9	–	–	–	406	19.6	–	–	–
	OC	Met/Th	–	–	–	–	–	25	26.3	–	12.4	0.50
Daunia	OC	Met/Th	75	20.5	–	–	–	24	20.3	–	–	–
Peak Downs East	UG	Met	–	–	–	–	–	668	17.5	–	–	–
BHP Mitsui												
Wards Well	UG	Met	331	–	–	–	–	289	–	–	–	–
Lancewood	UG	Met	–	–	–	–	–	–	–	–	–	–
Bee Creek	OC	Met/Th	–	–	–	–	–	55	14.4	–	–	–
Nebo West	OC	Met/Th	–	–	–	–	–	178	7.5	6 930	–	–
Poitrel/Winchester	OC	Met/Th	75	23.2	–	8.4	0.37	73	23.8	–	8.7	0.34
Gregory JV												
Liskeard	OC	Met/Th	5.6	34.6	–	–	2.30	–	–	–	–	–
Illawarra Coal Resources at operating mines (6)												
Appin	UG	Met/Th	56	–	–	–	–	88	–	–	–	–
West Cliff	UG	Met/Th	97	–	–	–	–	43	–	–	–	–
Cordeaux	UG	Met/Th	55	–	–	–	–	57	–	–	–	–
Elouera	UG	Met/Th	18	–	–	–	–	15	–	–	–	–
Dendrobium	UG	Met/Th	56	–	–	–	–	70	–	–	–	–
Indonesia A75 Projects												
Maruwai	OC	Met	–	–	–	–	–	120	28.1	–	4.2	0.51

(1) **Competent Persons – Resources**
Wards Well, Lancewood, Bee Creek, Nebo West, Poitrel/Winchester, Red Hill, Daunia, Peak Downs East,
Liskeard, Riverside, South Walker Creek, Goonyella Broadmeadow, Peak Downs, Saraji, Norwich Park, South Blackwater: D Dunn (MAusIMM)
Blackwater: P Wakeling (SACNSP)
Gregory Crinum: R H Macpherson (MAIG)
Appin, West Cliff, Cordeaux, Elouera, Dendrobium: B Clark (MAusIMM)
Maruwai: M Friederich (MAusIMM).

(2) Approximate drill hole spacings used to classify the resources are:
Measured Resources: Wards Well, Lancewood, Bee Creek, Nebo West, Poitrel/Winchester, Red Hill, Daunia, Peak Downs East, Liskeard, Gregory Crinum, Riverside, South Walker Creek, Goonyella, Peak Downs, Saraji, Norwich Park, Blackwater, South Blackwater – max. 500m spacing of geophysically logged, analysed, coreholes with >=95% recovery or <+/–10% expected error at 95% confidence on a 50m x 100m block for Goonyella plus 3D seismic coverage for underground Measured Resource for Goonyella and Crinum; Illawarra Coal Operating Mines maximum of 700m between data points.

| Inferred Resource | | | | | Total Resource | | | | | BHP Billiton Interest |
Tonnes (millions)	%VM [5]	kcal/kg CV [5]	%Ash	%S [5]	Tonnes (millions)	%VM [5]	kcal/kg CV [5]	%Ash	%S [5]	%
208	24.1	–	10.9	0.57	939	23.5	–	9.2	0.54	50
212	21.2	–	9.0	0.55	551	22.4	–	7.9	0.52	50
660	21.3	–	10.0	0.66	1 898	20.9	–	9.7	0.63	50
104	20.4	–	10.2	0.59	120	20.3	–	10.2	0.59	50
264	18.1	–	9.7	0.62	633	18.3	–	9.7	0.60	50
118	17.3	–	9.7	0.59	159	17.5	–	9.7	0.59	50
125	17.6	7 640	8.6	0.66	268	17.5	7 680	8.9	0.67	50
70	17.1	7 640	9.9	0.66	92	17.3	7 650	9.8	0.66	50
116	25.9	–	8.3	0.40	494	25.6	–	8.5	0.42	50
190	24.5	–	8.6	0.40	246	24.6	–	8.6	0.41	50
191	29.7	–	5.3	0.44	294	29.8	–	5.1	0.44	50
715	30.3	–	5.5	0.41	910	30.3	–	5.4	0.41	50
3.9	33.8	–	6.1	0.56	17	33.8	–	6.0	0.58	50
17	33.3	–	6.6	0.62	165	33.6	–	6.3	0.60	50
3.3	26.4	–	10.4	0.62	9.8	23.9	–	9.2	0.56	80
17	13.1	–	8.9	0.32	139	12.9	–	9.2	0.37	80
66	12.5	–	9.4	0.35	92	12.7	–	9.7	0.37	80
306	18.0	–	–	–	801	19.1	–	–	–	50
–	–	–	–	–	25	26.3	–	12.4	0.50	50
–	–	–	–	–	99	20.5	–	–	–	50
104	18.4	–	–	–	772	17.7	–	–	–	50
–	–	–	–	–	620	21.6	–	–	–	80
112	20.6	–	–	–	112	20.6	–	–	–	80
5	13.0	–	–	–	60	14.2	–	–	–	80
–	–	–	–	–	178	7.5	6 930	–	–	80
91	23.9	–	8.8	0.32	239	23.6	–	8.6	0.34	80
–	–	–	–	–	5.6	34.6	–	–	2.30	50
227	–	–	–	–	372	–	–	–	–	100
97	–	–	–	–	237	–	–	–	–	100
108	–	–	–	–	220	–	–	–	–	100
8.6	–	–	–	–	41	–	–	–	–	100
212	–	–	–	–	338	–	–	–	–	100
–	–	–	–	–	120	28.1	–	4.2	0.51	100

Indicated Resources: Wards Well, Lancewood, Bee Creek, Nebo West, Poitrel/Winchester, Red Hill, Daunia, Peak Downs East, Liskeard, Gregory Crinum, Riverside, South Walker Creek, Goonyella, Peak Downs, Saraji, Norwich Park, Blackwater, South Blackwater – 500m to 1000m spacing of geophysically logged, analysed, coreholes with >=95% recovery or +/–10% to +/–20% expected error at 95% confidence on a 50m x 100m block for Goonyella; Illawarra Coal Operating Mines maximum of 1000m between data points; Maruwai 1000m between boreholes with >85% linear core recovery; **Inferred Resources:** Wards Well, Lancewood, Bee Creek, Nebo West, Poitrel/Winchester, Red Hill, Daunia, Peak Downs East, Liskeard, Gregory Crinum, Riverside, South Walker Ck, Goonyella, Peak Downs, Saraji, Norwich Park, Blackwater, South Blackwater – 1000m to 4000m spacing of geophysically logged, analysed, coreholes with >=95% recovery; Illawarra Coal Operating Mines >1000m between data points.

[3] OC = open-cut, UG = underground.

[4] Coal Type: Met = metallurgical coal, Th = thermal coal.

[5] Coal quality is for a potential product rather than the in situ quality and is on air-dried basis. CV is calorific value, VM is volatile matter, and S is sulphur.

[6] Illawarra Coal has completely revised its assessment criteria for Resource classification based on changes to the JORC Code and Australian Coal Guidelines as well as an internal review of environmental impacts and government approval requirements. With the implementation of these revised criteria the previously declared resources for Authorisation 248 (A248) and Exploration License 4470 (EL4470) are no longer deemed to qualify as a resource. At present Illawarra Coal is unable to clarify its position with respect to mining title and renewal of the Authorisations or granting of Assessment lease or mining title. Because of this it cannot be guaranteed that all of the current authorisation areas have 'reasonable prospect of eventual extraction'.

Carbon Steel Materials Customer Sector Group continued

Ore Reserves

The tables below detail our iron ore, manganese and metallurgical coal Reserves (in metric tonnes) for the Carbon Steel Materials Customer Sector Group estimated as at 30 June 2005 in 100 per cent terms.

Iron Ore Reserves

Ownership Deposit	Ore Type [2]	Millions of wet metric tonnes	Proved Ore Reserve				
			%Fe	%P	%SiO$_2$	%Al$_2$O$_3$	%LOI
Iron Ore [1][2][3][4][5][6][7][8][9][10][12]							
Mt Newman JV	BKM	442	63.2	0.06	5.3	2.0	1.5
	MM	54	62.3	0.07	2.4	1.6	6.3
Jimblebar	BKM	43	62.5	0.07	4.7	2.6	3.0
Mt Goldsworthy JV Northern	NIM	11	60.3	0.09	6.2	2.1	4.8
Mt Goldsworthy JV Area C [11]	MM	304	62.0	0.06	3.2	1.8	5.9
Yandi JV	CID	502	57.9	0.04	5.2	1.2	10.4

		Millions of dry metric tonnes	%Fe	%Pc			
Samarco JV [13]	ROM	311	45.8	0.04			

[1] Reserves are divided into joint ventures and material types that reflect the various products produced. The bedded ore types are classified as per the host Archaean or Proterozoic banded iron formations.

[2] Ore types are BKM – Brockman, MM – Marra Mamba, NIM – Nimingarra, and CID – Channel Iron Deposit.

[3] The Reserve grades listed refer to in situ mass percentage on a dry weight basis. %Pc represents phosphorous in concentrate for Samarco. For Mt Newman, Jimblebar, Mt Goldsworthy and Yandi joint ventures tonnages represent wet tonnes based on the following moisture contents: BKM = 3%, MM = 4%, CID = 8%, NIM = 3.5%. Iron Ore is marketed as Lump (direct blast furnace feed) and Fines (sinter plant feed). Samarco is marketed predominantly as direct reduction and blast furnace pellets.

[4] Mining dilution and mining recovery (in general around 95 per cent) has been taken into account in the estimation of reserves for all West Australian Iron Ore operations. For Samarco the mine recovery is 96.5 per cent (not included in the reserve estimate) of the stated diluted reserve.

[5] Metallurgical recovery is 100 per cent for all of the West Australian Iron Ores except for the low-grade part of the Whaleback deposit (165 million tonnes) where the beneficiation plant recovery is 64 per cent. For Samarco the beneficiation plant recovery is 57 to 59 per cent.

[6] The following third party reviews and audits have been undertaken: Mt Newman JV Long-Term Mine Plans review MineNet Consulting Mining Engineers 2001–2005; Jimblebar Mine Planning Review, MineNet Consulting Mining Engineers, 2003; Mt Goldsworthy JV Southern Areas Mine Planning Review, Area C Life of Mine Plans, MineNet Consulting Mining Engineers, 2005; Yandi JV Long-Term Mine Plan audit Australian Mining Consultants 2005; Yandi Ore Reserve Audit by AMC Consultants Feb 2005.

[7] Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves
Mt Newman JV	100m x 50m	300m x 50m
Jimblebar	50m x 50m	100m x 50m
Mt Goldsworthy JV Northern	25m x 25m	50m x 50m
Mt Goldsworthy JV Area C	120m x 30m and 240m x 60m	>120m x 30m or 240m x 60m
Yandi JV	100m x 100m main ore zone, 75m x 75m weathered, marginal and basal zones	150m x 150m
Samarco JV	ALE 126345: 200m x 200m x 16m ALE 7: 150m x 150m x 16m ALE 8: 250m x 250m x 16m	ALE 126345: 400m x 400m x 16m ALE 7: 300m x 300m x 16m ALE 89: 500m x 500m x 16m

[8] Metallurgical recoveries for the operations are:

% Metallurgical Recovery	High-grade iron ore	Iron ore concentrate
Jimblebar	100	
Mt Goldsworthy JV Area C	100	
Mt Goldsworthy JV Northern	100	
Mt Newman JV	64–100	
Samarco JV		56
Yandi JV	100	

Probable Ore Reserve						Total Ore Reserve						BHP Billiton Interest %
Millions of wet metric tonnes	%Fe	%P	%SiO$_2$	%Al$_2$O$_3$	%LOI	Millions of wet metric tonnes	%Fe	%P	%SiO$_2$	%Al$_2$O$_3$	%LOI	
326	62.7	0.09	4.7	2.0	3.1	768	63.0	0.07	5.0	2.0	2.2	85
14	61.8	0.05	3.4	1.8	6.0	68	62.2	0.07	2.6	1.6	6.3	85
202	62.8	0.08	3.5	2.5	3.6	246	62.8	0.08	3.7	2.5	3.5	100
3	61.1	0.07	7.1	1.7	1.9	14	60.5	0.09	6.4	2.0	4.1	85
170	62.5	0.06	2.9	1.6	5.6	474	62.2	0.06	3.1	1.7	5.8	85
358	57.2	0.04	5.6	1.6	10.6	860	57.6	0.04	5.4	1.3	10.5	85
Millions of dry metric tonnes	%Fe	%Pc				Millions of dry metric tonnes	%Fe	%Pc				
204	45.0	0.04				515	45.5	0.04				50

(9) **Competent Persons – Reserves**
Mt Newman, Jimblebar, Mt Goldsworthy and Yandi joint ventures: R Pasyar (MAusIMM), G Carroll (MAusIMM)
Samarco JV: J E Tizon (MAusIMM).

(10) Changes at Mt Newman, Jimblebar, Mt Goldsworthy and Yandi joint ventures are in part due to a change in reporting precision where tonnes are now reported to the nearest 1 wmt, change to reporting silica (SiO$_2$), alumina (Al$_2$O$_3$) and Loss On Ignition (LOI) in addition to iron (Fe) and phosphorous (P). Changes to the Reserves for Mt Newman JV and Jimblebar are due to changes to Fe cut-off grades used for reporting, changes to Resource classifications and changes to reconciliation factors. Changes to Goldsworthy JV Northern Areas due to introduction of the Cattle Gorge deposit. Changes to Yandi reserves due to change in pit designs. Changes to Goldsworthy JV Area C Reserves due to new Resource model and revised pit design for C Deposit. Other changes due to mining depletion.

(11) Whilst 85 per cent is shown as the 'BHP Billiton Interest' for Area C, POSCO (a Korean steelmaker) has a 20 per cent legal interest in the C deposit of Area C. In substance, the Group retains virtually all of this interest and this disclosure and the financial statements are prepared on this basis.

(12) Cut-off grades used to estimate Reserves: Mt Newman 50–62%Fe for BKM, 60%Fe for MM; Jimblebar 58–60%Fe for BKM; Mt Goldsworthy 56.5–60%Fe for NIM, 57%Fe for MM; Yandi 56%Fe for CID.

(13) Samarco Reserves are estimated assuming external supply of approximately 8 wmt of process feed from the nearby Fazendao mine, which is owned by our 50 per cent joint venture partner in Samarco (CVRD).

Carbon Steel Materials Customer Sector Group continued

Manganese Ore Reserves

Deposit	Ore Type	Proved Ore Reserve Millions of dry metric tonnes	%Mn	%Yield	Probable Ore Reserve Millions of dry metric tonnes	%Mn	%Yield	Total Ore Reserve Millions of dry metric tonnes	%Mn	%Yield	BHP Billiton Interest %
Manganese [1][2][3]											
GEMCO[4]	ROM	63.7	48.6	51	39.8	47.3	47	103.5	48.1	49	60
Wessels	ROM	2.2	48.00	–	10.3	48.00	–	12.5	48.00	–	60
		Millions of wet metric tonnes	%Mn	%Fe	Millions of wet metric tonnes	%Mn	%Fe	Millions of wet metric tonnes	%Mn	%Fe	
Mamatwan	ROM	23.5	37.9	4.4	15.0	37.7	4.4	38.5	37.7	4.4	60

[1] Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves
GEMCO	60m x 120m and 60m x 60m	120m x 120m
Wessels	Underground sampling within a 50m to 75m radius and incorporating 180m on average spaced surface holes	Based predominately on 180m spaced drill holes supplemented by some underground drilling
Mamatwan	40m x 40m	80m x 80m

[2] Metallurgical recoveries for the operations are:

% Metallurgical Recovery	Mn
GEMCO	49
Wessels (for W1 Lump Product)	75
Mamatwan	96

[3] **Competent Persons – Reserves**
Wessels: E P Ferreira (SACNASP)
Mamatwan: O van Antwerpen (SACNASP)
GEMCO: E P W Swindell (SACNSP).

[4] A different treatment of internal waste and yields has resulted in apparent changes to GEMCO resources and reserves. In particular, the estimated reserve yield was increased (by means of factors) to reflect actual historic concentrator yields. The net effect was an increase in ROM tonnes, product tonnes and reserve yield by 16–21 per cent.

Carbon Steel Materials Customer Sector Group continued

Metallurgical Coal Reserves (3)(7)

Ownership Deposit (4)	Mining Method (1)	Proved Coal Reserve Tonnes (millions)	Probable Coal Reserve Tonnes (millions)	Total Coal Reserve (2) Tonnes (millions)	Marketable Reserve				BHP Billiton Interest %
					Tonnes (millions)	Calorific Value (5) (kcal/kg)	Volatile Matter (5) %	Sulphur (5) %	
Queensland Coal Reserves at operating mines CQCA JV									
Goonyella Broadmeadow	OC	485	116	601	419	–	23.4	0.53	50
	UG	32	96	128	106	–	23.8	0.50	50
Peak Downs (9)	OC	300	564	864	479	–	20.5	0.60	50
Saraji (10)	OC	165	197	362	208	–	18.4	0.60	50
Norwich Park	OC	50	45	95	69	7 082	17.3	0.69	50
Blackwater (8)	OC	139	170	309	261	6 887	24.1	0.42	50
South Blackwater (8)	OC	34	56	90	73	7 200	27.2	0.54	50
Gregory JV									
Gregory Crinum (8)(11)	OC	2	9	11	10	–	32.9	0.60	50
	UG	–	26	26	22	–	32.8	0.60	50
BHP Mitsui									
Riverside (12)	OC	–	–	0	0	–	–	–	80
South Walker Creek (8)(13)	OC	55	27	82	55	–	–	0.36	80
Illawarra Coal Reserves at operating mines (6)									
Appin	UG	3	39	42	37	–	–	–	100
West Cliff	UG	8	19	26	22	–	–	–	100
Dendrobium	UG	4	32	36	28	–	–	–	100

(1) Mining method: OC=open-cut, UG = underground.

(2) Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves
Goonyella Broadmeadow	max. 500m spacing of geophysically logged, analysed, coreholes with >=95% recovery or +/– 10% expected error at 95% confidence on a 50 x 100m block, 3D seismic coverage of UG resources and consideration of Modifying Factors	500m to 1000m spacing of geophysically logged, analysed, coreholes with >95% recovery or +/– 10% to +/– 20% expected error at 95% confidence on a 50m x 100m block and consideration of Modifying Factors
Peak Downs Saraji Norwich Park Blackwater South Blackwater South Walker Creek	max. 500m spacing of geophysically logged, analysed, coreholes with >=95% recovery and consideration of Modifying Factors	500m to 1000m spacing of geophysically logged, analysed, coreholes with >=95% recovery and consideration of Modifying Factors
Gregory Crinum	max. 500m spacing of geophysically logged, analysed, coreholes with >=95% recovery, 3D seismic coverage for UG resources and consideration of Modifying Factors	500m to 1000m spacing of geophysically logged, analysed, coreholes with >=95% recovery and consideration of Modifying Factors
Appin West Cliff Dendrobium	maximum of 700m between data points	maximum of 1000m between data points

(3) **Competent Persons – Reserves**
   Goonyella Broadmeadow, Peak Downs, Saraji, Norwich Park, Blackwater, South Blackwater, Gregory Crinum, Riverside, South Walker Creek: B Cox (MAusIMM)
   Appin, West Cliff, Dendrobium: B J Colman (MAusIMM).

(4) Some undeveloped deposits (Daunia, Poitrel/Winchester, Nebo West) do not have reserve estimates quoted in FY05 due to lack of full Feasibility Study and project approval as required by updated BHP Billiton Ore Reserves Policy so are not quoted here.

(5) Coal quality is for a potential product rather than the in situ quality and is on air-dried basis. CV is calorific value, VM is volatile matter, and S is sulphur.

(6) A complete revision of the Illawarra Coal Reserve and in particular the criteria used for classification was undertaken in early 2005. The focus of this revision was on the certainty of our ability to gain mining authority from the state government, impact of surface features and infrastructure, changes to the JORC and Coal Guidelines and the integrity and zone of influence of geological data used to support each Reserve classification. The results of revised classification criteria were to reduce the reserve base by 102Mt from that reported last year. Ongoing exploration and application for mining authority is anticipated to result in moving more of the Resource into Reserve classification next year.

(7) Recoverable Coal Reserves (tonnes) is the sum of Proved and Probable Coal Reserve estimates, which includes allowances for diluting materials and for losses that occur when the coal is mined and are at the moisture content when mined. Marketable Coal Reserve (tonnes) is the tonnage of coal available, at specified moisture and air-dried quality, for sale after beneficiation of the Recoverable Coal Reserves. Note that where the coal is not beneficiated the recoverable tonnes are the marketable tonnes, with moisture adjustment where applicable.

(8) Blackwater, South Blackwater, South Walker Creek & Gregory Crinum also produce a thermal coal product.

(9) Peak Downs marketable reserves reduced by 14 per cent from FY04 estimates due to impact of Coal Guidelines and lack of surface rights, offset by additional pits and mine layout changes.

(10) Saraji marketable reserves reduced by 38 per cent from FY04 estimates due to impact of Coal Guidelines, offset by changed mine layouts.

(11) Gregory Crinum marketable reserves reduced by 42 per cent from FY04 estimates due to lack of surface rights.

(12) Riverside reserves worked out.

(13) South Walker Creek marketable reserves reduced by 40 per cent from FY04 estimates due to impact of Coal Guidelines and changes in economics.

Diamonds and Specialty Products Customer Sector Group

Mineral Resources [1]

The table below details the Mineral Resources for the Diamonds and Speciality Products Customer Sector Group as at 30 June 2005 (unless otherwise stated) in 100 per cent terms.

Commodity Ownership	Reserve Type [2]	Measured Resource		Indicated Resource		Inferred Resource		Total Resource		BHP Billiton Interest %
		Millions of dry metric tonnes	carats per tonne Diamonds	Millions of dry metric tonnes	carats per tonne Diamonds	Millions of dry metric tonnes	carats per tonne Diamonds	Millions of dry metric tonnes	carats per tonne Diamonds	
Diamond Resources [3]										
EKATI Core Zone	OC	41.3	0.8	17.9	0.7	3.2	1.0	62.3	0.8	80
	S/P	2.6	2.6	–	–	–	–	2.6	2.6	80
	UG	6.8	1.5	9.2	0.7	0.5	1.2	16.5	1.1	80
EKATI Buffer Zone	OC	1.2	0.8	23.8	2.0	17.2	2.1	42.2	2.0	58.8

Mineral Sands		Tonnes (millions)	Tonnes (millions)	Tonnes (millions)	Tonnes (millions)	
Richards Bay Minerals [6]	TiO$_2$ slag	6.5	21	–	27.5	50

Mineral Sands – Project		Tonnes (millions)	Ilmenite %	THM %	Tonnes (millions)	Ilmenite %	THM %	Tonnes (millions)	Ilmenite %	THM %	Tonnes (millions)	Ilmenite %	THM %	
Corridor Sands [4][5]	ROM	1 593	4.5	8.2	1 079	3.4	6.2	–	–	–	2 672	4.1	7.4	90

Phosphate		Tonnes (millions)	%P2O5	Tonnes (millions)	%P2O5	Tonnes (millions)	%P2O5	Tonnes (millions)	%P2O5	
Queensland Fertilizer	OC	63.0	25.4	26.8	23.1	40	20.1	129.3	23.3	100
	S/P	0.6	22.3	–	–	–	–	0.6	22.3	100

[1] **Competent Persons – Resources**
   Diamonds: D Dyck (MAusIMM)
   Corridor Sands: M Harley (MAusIMM)
   Queensland Fertilizer: B Sommerville (MAIG).

[2] OC=open-cut, S/P=stockpile, UG=underground, ROM=run of mine.

[3] Diamond Resources are based on an effective 1 mm square aperture stone size cut-off.

[4] %THM – total heavy mineral.

[5] The Corridor Sands project has not yet been approved for operation and Reserves have not been quoted as per BHP Billiton policy.

[6] Richards Bay Minerals are as at 31 December 2004. The Competent Person is J Dumouchel (APEGGA).

Diamonds and Specialty Products Customer Sector Group continued

Ore Reserves [1][2]

The table below details the Ore Reserves for the Diamonds and Speciality Products Customer Sector Group as at 30 June 2005 (unless otherwise stated) in 100 per cent terms.

Commodity Deposit	Reserve Type [4]	Proved Ore Reserve Millions of dry metric tonnes	Proved Ore Reserve carats per tonne Diamonds	Probable Ore Reserve Millions of dry metric tonnes	Probable Ore Reserve carats per tonne Diamonds	Total Ore Reserve Millions of dry metric tonnes	Total Ore Reserve carats per tonne Diamonds	BHP Billiton Interest %
Diamonds [3]								
EKATI Core Zone	OC	16.5	0.4	17.0	0.6	33.5	0.5	80
	S/P	2.7	1.4	–	–	2.7	1.4	80
	UG	3.4	1.0	7.2	1.1	10.6	1.1	80
		Tonnes (millions)		Tonnes (millions)		Tonnes (millions)		
Mineral Sands								
Richards Bay Minerals [5]	TiO$_2$ slag	6.2		20.5		26.7		50
		Tonnes (millions)	%P2O5	Tonnes (millions)	%P2O5	Tonnes (millions)	%P2O5	
Phosphate								
Queensland Fertilizer	OC	26.8	24.4	57.6	24.4	84.4	24.4	100
	S/P	0.6	22.3	–	–	0.6	22.3	100

[1] Approximate drill hole spacing used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves
EKATI Core Zone	30m	60m
Queensland Fertilizer	40m x 40m	up to 400m x 400m

[2] **Competent Persons – Reserves**
   EKATI Core Zone: D Scott (MAusIMM), D Gratton (NAPEGG)
   Queensland Fertilizer: P Allsopp (FAusIMM).
[3] Diamond Reserves are based on an effective 2 mm square aperture stone size cut-off.
[4] UG = underground, OC = open-cut, S/P = stockpile, ROM = run of mine.
[5] Richards Bay Minerals Reserves are as at 31 December 2004. The Competent Person is J Dumouchel (APEGGA).

Supplementary Mineral Resource and Ore Reserves Information continued

Energy Coal Customer Sector Group

Energy Coal Resources [3]

The table below details our Coal Resources (in metric tonnes) for the Energy Coal Customer Sector Group estimated at 30 June 2005 in 100 per cent terms.

Commodity Deposit	Mining Method [1]	Coal Type [2]	Measured Tonnes (millions)	Indicated Tonnes (millions)	Inferred Tonnes (millions)	Total Tonnes (millions)	BHP Billiton Interest %
New Mexico – Operating mines							
San Juan	UG	Th	217	16	–	233	100
Navajo [4]	OC	Th	878	–	–	878	100
South Africa – Operating mines							
Douglas [5]	OC & UG	Th	461	80	69	609	84
Khutala [6]	OC & UG	Th	690	51	–	741	100
Koornfontein	UG	Th	32	–	–	32	100
Middelburg	OC	Th	540	–	–	540	84
Optimum	OC & UG	Th	194	307	55	556	100
ZAC	UG	Anth	10	–	–	10	100
South Africa – Projects							
Khutala 5 seam	UG	Met/Th	–	137	–	137	100
Leandra North [7]	UG	Th	163	455	187	805	100
Leandra South	UG	Th	–	474	–	474	100
Naudesbank	OC & UG	Th	72	181	22	274	100
Klipspruit	OC	Th	87	–	–	87	100
Weltevreden	OC & UG	Th	–	–	418	418	100
South Africa – Mineral leases							
Miscellaneous [8]	UG	Met/Th	–	2 106	–	2 106	100
Australia – Operating mine and project							
Mt Arthur Coal	OC & UG	Th	705	2 192	420	3 317	100
Togara South	UG	Th	317	639	1 059	2 015	100
Colombia – Operating mine							
Cerrejon Coal Company [9]	OC	Th	858	1 047	190	2 095	33.3

[1] OC = open-cut, UG = underground.

[2] Th = thermal coal, Anth = anthracite, Met = metallurgical coal.

[3] **Competent Persons:**
   Togara South: D Dunn (MAusIMM)
   Mt Arthur Coal: P Grey (FAusIMM)
   Cerrejon Coal Company: C D van Niekerk (SACNSP)
   San Juan: J Mercier (MAusIMM)
   Navajo: D Rawson (MAusIMM)
   Miscellaneous: R C Anthony (SACNSP)
   Douglas: J H Marais (SACNASP)
   Khutala: D J Lawrence (SACNSP)
   Koornfontein: J H Marais (SACNSP)
   Middelburg: J C van der Merwe (SACNSP)
   Optimum: G J Cronje (SACNSP)
   ZAC: M A J Visser (SACNSP)
   Khutala 5 seam: J L Pienaar (SACNSP)
   Leandra North: R C Anthony (SACNSP)
   Leandra South: R C Anthony (SACNSP)
   Naudesbank: C W Joubert (SACNSP)
   Klipspruit: J L Pienaar (SACNSP)
   Weltevreden: J L Pienaar (SACNSP).

[4] Navajo's resources increased compared to 2004 mainly due to the inclusion of previously excluded resources.

[5] Douglas's resources increased compared to 2004 mainly due to the re-evaluation of previously excluded resources.

[6] Khutala's resources decreased compared to 2004 mainly due to the re-evaluation of resources.

[7] Leandra North's resources increased compared to 2004 mainly due to re-modelling and re-evaluation.

[8] South Africa Mineral lease miscellaneous coal resources have been reduced compared to 2004 mainly due to reclassification and relinquishment of uncommitted resources.

[9] Carbonnes de Cerrejon's resources have increased compared to 2004 mainly due to reclassification and the inclusion of previously excluded resources.

Energy Coal Customer Sector Group continued

Energy Coal Reserves (3)(4)
The table below details our Coal Reserves (in metric tonnes) for the Energy Coal Customer Sector Group estimated at 30 June 2005 in 100 per cent terms.

| Commodity Deposit | Mining Method (1) | Coal Type (2) | Proved Coal Reserve Tonnes (millions) | Probable Coal Reserve Tonnes (millions) | Total Coal Reserve (6) Tonnes (millions) | Marketable Reserve (6) | | | | | BHP Billiton Interest % |
						Tonnes (millions)	Calorific Value kcal/kg	Volatile Matter %	Sulphur %	Total Moisture (5)	
New Mexico – Operating mines											
San Juan	UG	Th	84	4	88	88	5 300	–	–	9.9	100
Navajo	OC	Th	218	–	218	218	4 800	–	0.84	13.2	100
South Africa – Operating mines											
Douglas	OC & UG	Th	97	–	97	72	5 520	23	0.86	8.1	84
Khutala	OC & UG	Th	241	58	299	299	4 433	21	1.04	8.0	100
Koornfontein	UG	Th	7	3	10	7	6 480	26	0.86	7.4	100
Middelburg	OC	Th	231	61	292	233	5 934	23	0.79	7.0	84
Optimum	OC	Th	171	143	314	245	5 588	25	1.07	8.0	100
ZAC	UG	Anth	2	–	2	2	7 400	5	0.80	6.3	100
Australia – Operating mine and project											
Mt Arthur Coal	OC	Th	213	40	253	205	6 378	30	0.64	8.7	100
Colombia – Operating mine											
Cerrejon Coal Company	OC	Th	668	222	889	889	6 288	32	0.60	11.8	33.3

(1) OC = open-cut, UG = underground.
(2) Th = thermal coal, Anth = Anthracite.
(3) Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves
San Juan	0–500m	500m–1km
Navajo	1100m maximum nearest hole spacing, 180m average	n/a
Douglas	>8 Boreholes per 100Ha	4–8 Boreholes per 100Ha
Khutala	>16 Boreholes per 100Ha	5–16 Boreholes per 100Ha
Koornfontein	>8 Boreholes per 100Ha	4–8 Boreholes per 100Ha
Middelburg	>16 Boreholes per 100Ha	5–16 Boreholes per 100Ha
Optimum	>16 Boreholes per 100Ha	5–16 Boreholes per 100Ha
ZAC	>16 Boreholes per 100Ha	5–16 Boreholes per 100Ha
Mt Arthur Coal	<500m	500m–1000m
Cerrejon Coal Company	>6 Boreholes per 100Ha	2–6 Boreholes per 100Ha

(4) **Competent Persons**
San Juan: J Mercier (MAusIMM)
Navajo: D Rawson (MAusIMM)
Douglas: J H Marais (SACNASP)
Khutala: D J Lawrence (SACNSP)
Koornfontein: J H Marais (SACNSP)
Middelburg: J C van der Merwe (SACNSP)
Optimum: G J Cronje (SACNSP)
ZAC: M A J Visser (SACNSP)
Mt Arthur Coal: P Grey (FAusIMM)
Cerrejon Coal Company: C D van Niekerk (SACNSP).
(5) Coal moisture content is on as an received basis.
(6) Recoverable Coal Reserves (tonnes) is the sum of Proved and Probable Coal Reserve estimates, which includes allowances for diluting materials and for losses that occur when the coal is mined and are at the moisture content when mined. Marketable Coal Reserve (tonnes) is the tonnage of coal available, at a specified moisture and air-dried quality, for sale after the beneficiation of the Recoverable Coal Reserves.
Note that where the coal is not beneficiated the recoverable tonnes are the marketable tonnes, with moisture adjustment where applicable.

Supplementary Mineral Resource and Ore Reserves Information continued

Stainless Steel Materials Customer Sector Group

Stainless Steel Mineral Resources (1)(5)
The table below details Nickel Mineral Resources for the Stainless Steel Materials Customer Sector Group as at 30 June 2005 (unless otherwise stated) and presented in 100 per cent terms.

Commodity Deposit	Ore Type (2)	Measured Resource Millions of dry metric tonnes	%Ni	Indicated Resource Millions of dry metric tonnes	%Ni	Inferred Resource Millions of dry metric tonnes	%Ni	Total Resource Millions of dry metric tonnes	%Ni	BHP Billiton Interest %
Australia – Projects										
Ravensthorpe	Laterite	129	0.74	146	0.58	114	0.53	389	0.62	100
Colombia										
Cerro Matoso	Laterite	40.4	1.78	32.6	1.38	3.6	1.36	76.5	1.59	99.8
Nickel West (3)										
Leinster	OC sulphide	4.1	1.6	69.1	0.5	83	0.5	155.8	0.6	100
	S/P	1.7	0.9	–	–	–	–	1.7	0.9	100
	S/P oxidised	4.5	1.7	–	–	–	–	4.5	1.7	100
	UG	11.1	2.3	13.7	2.6	7.8	2.0	32.6	2.3	100
Mt Keith (4)	OC	231	0.53	92	0.48	52	0.5	376	0.51	100
	S/P	31	0.49	3	0.32	–	–	34	0.48	100
	S/P oxidised	–	–	–	–	21	0.9	21	0.9	100
Yakabindie	OC	108	0.58	132	0.58	50	0.57	289	0.58	100
Cliffs	UG	–	–	0.5	4.0	2.0	4.1	2.4	4.0	100
Jericho	OC	–	–	–	–	35	0.6	35	0.6	50

(1) The Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Ore Reserves.

(2) UG = underground, OC = open-cut, S/P = stockpile.

(3) Mineral Resources for Nickel West have been included following the acquisition of WMC Resources Ltd in June 2005. Nickel West Mineral Resources estimates for Leinster and Mt Keith are consistent with those published by WMC as at end December 2004 updated for production. Nickel West Mineral Resource Estimates for Cliffs, Yakabindie and Jericho are consistent with those published by WMC as at end December 2004.

(4) The Mineral Resources at Mt Keith Operations are reported on the basis of 0.4 per cent nickel cut-off grade. Additional lower grade material, with a nickel grade of less than 0.4 per cent but with a recovered nickel grade of greater than 0.18 per cent, that occurs within the current life-of-mine pit shell is also included (35 million tonnes at 0.36 per cent nickel). Material of this type is also included in stockpiled Resources. The Mineral Resources at Yakabindie are reported on the basis of a 0.4 per cent contained nickel cut-off grade. The Mineral Resources for Cliffs are reported on the basis of a 1 per cent nickel cut-off. The Mineral Resources for Jericho are reported on the basis of a 0.4 per cent nickel cut-off grade.

(5) **Competent Persons – Resources**
Ravensthorpe: A C Bailey (MAusIMM)
Cerro Matoso: C Rodriquez (MAusIMM)
Leinster: M Job (MAusIMM)
Mt Keith: A Weeks (MAusIMM)
Yakabindie: R Behets (FAusIMM)
Cliffs: T Journeaux (MAusIMM)
Jericho: S Fogarty (MAusIMM).

Stainless Steel Materials Customer Sector Group continued

Stainless Steel Ore Reserves (1)(3)(5)(6)
The table below details our Stainless Steel Materials Ore Reserves estimated as at 30 June 2005 (unless otherwise stated) and presented in 100 per cent terms.

Commodity Deposit	Ore Type (1)	Proved Ore Reserve Millions of dry metric tonnes	%Ni	Probable Ore Reserve Millions of dry metric tonnes	%Ni	Total Ore Reserve Millions of dry metric tonnes	%Ni	BHP Billiton Interest %
Nickel								
Australia – Projects								
Ravensthorpe	Laterite	125	0.73	138	0.57	263	0.65	100
Colombia								
Cerro Matoso	Laterite	34.1	1.82	11.1	1.60	45.1	1.77	99.8
Nickel West (2)								
Leinster	OC	0.2	1.9	–	–	0.2	1.9	100
	S/P	0.2	2.0	–	–	0.2	2.0	100
	UG	6.5	1.8	11.4	1.9	17.9	1.9	100
Mt Keith (4)	OC	192	0.54	58	0.47	250	0.53	100
	S/P	31	0.49	3	0.32	34	0.48	100

(1) UG = underground, OC = open-cut, S/P = stockpile.

(2) Ore Reserves for Nickel West have been included following the acquisition of WMC Resources Ltd in June 2005. Nickel West Ore Reserve estimates are consistent with those published by WMC as at end December 2004 updated for production.

(3) The assumed metallurgical recoveries presented in the Ore Reserve tabulation represent the estimated overall recovery of the metal, or mineral, from run-of-mine ore feed to final saleable product. The reported factors for the operations are estimated primarily on the basis of historical concentrator, smelter and refinery performance, and do not include current planned metallurgical recovery improvements. Assumed metallurgical recoveries for the individual components of the nickel business are the following: Leinster concentrator 86 per cent (UG ore) and 82 per cent (OC ore), Mt Keith concentrator 65 per cent (OC ore) and 57 per cent (S/P ore), Kalgoorlie Nickel Smelter 97 per cent, and Kwinana Nickel Refinery 98 per cent.

(4) The Ore Reserves at Mt Keith Operations are derived from the Measured and Indicated Mineral Resources within the existing life-of-mine pit design, after modifying factors have been applied, and are reported on the basis of a 0.18 per cent recovered nickel cut-off grade.

(5) Approximate drill hole spacings used to classify the reserves are:

	Proved Ore Reserves	Probable Ore Reserves
Ravensthorpe	40mE x 50mN	80mE x 100mN
Cerro Matoso	17m x 17m or less	33m x 33m
Leinster	25m x 25m	25m x 50m
Mt Keith	60m x 40m	80m x 80m

(6) **Competent Persons – Reserves**
Ravensthorpe: M J Bue (PEO)
Cerro Matoso: R Argel (MAusIMM)
Leinster: A Cooper (MAusIMM), M Valent (MAusIMM)
Mt Keith: P Bebbington (MAusIMM).

Shareholder Information

Twenty largest shareholders as at 31 August 2005 (as named on the Register of Shareholders)

BHP Billiton Limited	Number of fully paid shares	% of issued capital
1 Westpac Custodian Nominees Ltd	618 088 117	17.22
2 JPMorgan Nominees	459 488 088	12.80
3 National Nominees Ltd	396 801 858	11.06
4 Citicorp Nominees Pty Ltd	215 167 696	6.00
5 ANZ Nominees Ltd <Cash Income A/C>	151 130 738	4.21
6 Australian Mutual Provident Society	123 749 749	3.45
7 Queensland Investment Corporation	71 443 307	1.99
8 HSBC Australia Nominees Pty Ltd	33 794 066	0.94
9 Westpac Financial Services Ltd	18 374 201	0.51
10 Government Superannuation Office <State Super Fund A/C>	15 679 104	0.44
11 RBC Global Services Australia Nominees Pty Ltd <PIPOOLED A/C>	14 700 875	0.41
12 Commonwealth Superannuation Board of Trustees	13 500 995	0.38
13 NRMA Group	13 007 951	0.36
14 Bond Street Custodians Limited	12 977 270	0.36
15 Australian Foundation Invest	12 933 234	0.36
16 Suncorp Insurance & Finance	12 333 094	0.34
17 Victorian WorkCover Authority	11 034 170	0.31
18 INVIA Custodian Pty Limited	10 692 582	0.30
19 RBC Global Services Australia Nominees Pty Ltd	9 962 771	0.28
20 RBC Global Services Australia Nominees Pty Ltd <BKCUST A/C>	9 821 042	0.27
	2 224 680 908	61.99

BHP Billiton Plc	Number of fully paid shares	% of issued capital
1 PLC Nominees Pty Limited	602 447 676	24.41
2 Chase Nominees Limited	96 630 349	3.92
3 Old Mutual Life Assurance Co SA Ltd	80 065 462	3.24
4 BNY (OCS) Nominees Limited	59 633 546	2.42
5 HSBC Global Custody Nominee (UK) Ltd <357206 A/C>	57 112 307	2.31
6 Nortrust Nominees Limited <SLEND A/C>	54 618 228	2.21
7 State Street Nominees Limited <OM02 A/C>	50 910 375	2.06
8 Chase Nominees Limited <BGILFEL A/C>	47 679 271	1.93
9 The Bank of New York (Nominees) Limited	41 880 480	1.70
10 Chase Nominees Ltd <LEND A/C>	36 637 521	1.48
11 Industrial Development Corporation	33 804 582	1.37
12 PIC Int Equity	33 442 810	1.35
13 Prudential Client HSBC GIS Nominee (UK) Limited <PAC A/C>	33 093 981	1.34
14 PIC Equity Portfolio	32 787 232	1.33
15 OMLAC (SA)UPF Scrip Lending POOL	32 523 017	1.32
16 Nortrust Nominees Limited	29 073 122	1.18
17 HSBC Global Custody Nominee (UK) Limited <899877 A/C>	28 963 399	1.17
18 PIC Stanlib	28 935 316	1.17
19 Mellon Nominees (UK) Limited <BSDTGUSD A/C>	26 838 684	1.09
20 Littledown Nominees Limited	26 693 595	1.08
	1 433 770 953	58.08

Substantial shareholders

BHP Billiton Limited

Nil.

BHP Billiton Plc

By notices provided the Company's register of substantial shareholdings showed the following interests in 3 per cent or more of the Company's shares:

	Date of notice	Ordinary shares	%
Old Mutual Plc [1]	05 Jul 05	213 220 031	8.64
Cater Allen International Limited	06 Sep 05	130 716 800	5.30
Barclays PLC	16 Mar 05	82 811 260	3.36
Legal & General Investment Management Limited	14 Jun 02	75 230 880	3.05

[1] Old Mutual Life Assurance Company (South Africa) Limited holds 120 438 409 shares representing 4.88 per cent of the total disclosed for Old Mutual Plc group companies.

Distribution of shareholders and shareholdings as at 31 August 2005

	BHP Billiton Limited				BHP Billiton Plc			
	Shareholders Numbers	%	Shares Numbers	%	Shareholders Numbers	%	Shares Numbers	%
Registered address								
Australia	336 749	94.8	3 514 656 830	97.9	79	0.6	1 137 170	0.0
New Zealand	10 066	2.9	41 575 698	1.2	19	0.1	44 191	0.0
United Kingdom	3 931	1.1	17 355 663	0.5	12 044	85.3	1 852 686 935	75.1
United States	1 812	0.5	4 488 633	0.1	64	0.5	217 659	0.0
South Africa	55	0.0	169 297	0.0	1 334	9.4	608 533 003	24.7
Other	2 583	0.7	10 478 576	0.3	573	4.1	5 528 044	0.2
Total	355 196	100.0	3 588 724 697	100.0	14 113	100.0	2 468 147 002	100.0

	BHP Billiton Limited				BHP Billiton Plc			
	Shareholders Numbers	%	Shares [1] Numbers	%	Shareholders Numbers	%	Shares [1] Numbers	%
Size of holding								
1 − 500 [2]	91 596	25.8	24 816 764	0.7	3 854	27.3	978 276	0.0
501 − 1 000	72 950	20.6	58 048 572	1.6	3 400	24.1	2 560 699	0.1
1 001 − 5 000	139 920	39.4	324 020 340	9.0	4 343	30.8	9 101 215	0.4
5 001 − 10 000	27 666	7.8	196 104 373	5.5	621	4.4	4 454 490	0.2
10 001 − 25 000	16 737	4.7	253 501 606	7.1	470	3.3	7 467 523	0.3
25 001 − 50 000	3 866	1.1	132 828 109	3.7	287	2.0	10 301 077	0.4
50 001 − 100 000	1 570	0.4	108 106 795	3.0	249	1.8	17 923 980	0.7
100 001 − 250 000	617	0.2	88 507 004	2.5	314	2.2	49 660 395	2.0
250 001 − 500 000	130	0.0	44 551 607	1.2	178	1.3	64 307 547	2.6
500 001 − 1 000 000	55	0.0	40 569 821	1.1	157	1.1	113 144 219	4.6
1 000 001 and over	89	0.0	2 317 669 706	64.6	240	1.7	2 188 247 581	88.7
Total	355 196	100.0	3 588 724 697	100.0	14 113	100.0	2 468 147 002	100.0

[1] One share entitles the shareholder to one vote.
[2] Number of BHP Billiton Limited shareholders holding less than a marketable parcel (A$500) based on the market price of A$20.46 as at 31 August 2005 was 4 638.

	BHP Billiton Limited				BHP Billiton Plc			
	Shareholders Numbers	%	Shares Numbers	%	Shareholders Numbers	%	Shares Numbers	%
Classification of holder								
Corporate	55 449	15.6	2 567 784 925	71.6	6 788	48.1	2 453 535 138	99.4
Private	299 747	84.4	1 020 939 772	28.4	7 325	51.9	14 611 864	0.6
Total	355 196	100.0	3 588 724 697	100.0	14 113	100.0	2 468 147 002	100.0

Information for Shareholders

Information for shareholders this year is provided in the 'BHP Billiton Limited Annual Report 2005 – Concise Report' and the 'BHP Billiton Limited Annual Report 2005 – Combined Financial Statements'.

The 'Concise Report' contains key information about the BHP Billiton Group in a concise format. The 'Combined Financial Statements' provides more detailed financial data and information on BHP Billiton Group's performance.

Note: The concise financial statements and its notes cannot be expected to provide as full an understanding of the financial performance, financial position, and financing and investing activities of the BHP Billiton Group as the full financial statements. Both reports will be provided to shareholders on request and free of charge (also refer to 'Access your Annual Report on the web' below).

Dividend payments

Cash dividends can be paid directly into any bank, building society or credit union for Australian shareholders, any bank or building society for UK shareholders and your nominated bank for shareholders in New Zealand or the United States. Shareholders from those locations above who do not provide their direct credit details and shareholders with registered addresses outside Australia, New Zealand, the United Kingdom and the United States will receive dividend payments by way of an Australian currency cheque.

When you close or amend your banking arrangements, it is essential you notify the BHP Billiton Limited Share Registry of the new details.

Change of address

It is important that shareholders notify the BHP Billiton Limited Share Registry in writing immediately if there is a change to their registered address. For the protection of shareholders, instructions to BHP Billiton Limited need to be in writing and show the Securityholder Reference Number (SRN). Shareholders on the CHESS sub-register should forward the change of address advice to their sponsoring broker quoting the Holder Identification Number (HIN).

Stock exchange listings

BHP Billiton Limited is listed on stock exchanges in Australia, Germany (Frankfurt), Switzerland (Zurich) and the US (New York).

Note: Trading on the New York Stock Exchange is via American Depositary Shares (each representing two Ordinary shares) evidenced by American Depositary Receipts (ADRs) issued by JPMorgan Chase Bank.

The trustees and dividend-paying banks for internationally registered shares are shown on the inside back cover of this report.

Annual General Meeting

The Annual General Meeting of BHP Billiton Limited will be held at 10.30 am (Perth Time) on Friday 25 November 2005 at the Perth Convention Exhibition Centre, Perth.

Details of the business of the meeting are contained in the separate Notice of Meeting enclosed with this Annual Report.

Enquiries

Shareholders who wish to contact BHP Billiton Limited on any matter relating to their share or ADR holdings are invited to telephone the appropriate Shareholder Services office listed on the inside back cover of this report.

Shareholders can also access their current shareholding details through the Shareholder Services link located under 'Investor & Media' on BHP Billiton's website *www.bhpbilliton.com* (you will need your Securityholder Reference Number or Holder Identification Number).

Shareholders in Australia may telephone 1300 656 780 or write to our Share Registry:

> Computershare Investor Services Pty Limited
> GPO Box 782
> Melbourne Victoria 3001
> Australia

Access your Annual Report on the web

BHP Billiton Limited offers an alternative for shareholders to be advised of the availability of the Annual Report through the Company's website via an email notification (refer instructions below).

By providing an email address through our website on the internet, shareholders will be notified by an email with a direct link to the Annual Report. Notification of other major BHP Billiton Limited announcements will also be emailed to you.

Email notification

Enter BHP Billiton Limited's website *www.bhpbilliton.com* and click onto 'Investor & Media' then 'Shareholder Services'. Under the heading 'Provide Your Email Address' click on the link 'Limited'. You will be requested to enter your Securityholder Reference Number or Holder Identification Number and postcode or country code. This sign-on requirement is a security access validation prior to entering your email address under 'Electronic Shareholder Communication'.

After confirmation of your email address you will receive notification of the availability of future Annual Reports and other BHP Billiton Limited announcements by email.

Corporate Directory

**BHP BILLITON LIMITED
REGISTERED OFFICE**

Australia
BHP Billiton Limited
BHP Billiton Centre
180 Lonsdale Street
Melbourne VIC 3000

Telephone (61 3) 9609 3333
Facsimile (61 3) 9609 3015

Company Secretary
Karen J Wood

SHAREHOLDER SERVICES

Australia
Principal Register and Share Office
Computershare Investor Services
Pty Limited
Yarra Falls, 452 Johnston Street
Abbotsford VIC 3067
Postal Address – GPO Box 2975
Melbourne VIC 3001

Telephone 1300 656 780
(within Australia)
(61 3) 9415 4020 (outside Australia)
Facsimile (61 3) 9473 2460
Email enquiries:
web.queries@computershare.com.au

New Zealand
Computershare Investor Services Limited
Level 2/159 Hurstmere Road
Takapuna North Shore City
Postal Address –
Bag 92119 Auckland 1020

Telephone (64 9) 488 8777
Facsimile (64 9) 488 8787

United Kingdom
The Registrar
Computershare Investor Services PLC
The Pavilions, Bridgwater Road
Bristol BS99 7NH
Postal Address –
PO Box 82 Bristol BS99 7NH

Telephone (44 870) 703 0051
Facsimile (44 870) 703 6103

United States
Computershare Investor Services
2 North LaSalle Street
Chicago, IL 60602
Postal Address – PO Box 0289
Chicago, IL 60690-9569

Telephone 1 888 404 6340
(toll-free within US)
Facsimile (1 312) 461 4331

ADR Depositary, Transfer Agent
and Registrar
JPMorgan Chase Bank
Shareholder Services
PO Box 43013
Providence, RI 02940-3013

Telephone (1 781) 575 4328
(outside of US)
1 800 990 1135 (toll-free within US)
Facsimile (1 781) 575 4082
Email: adr@jpmorgan.com

**Other details provided to assist
shareholders.**

Germany
Trustee
Deutsche Boerse Clearing AG
Dividend-paying bank
Deutsche Bank AG

Switzerland
Trustee
SEGA Schweizerrische
Effekten-Giro AG
Dividend-paying bank
UBS AG
Credit Suisse First Boston

**BHP BILLITON
CORPORATE CENTRES**

United Kingdom
Neathouse Place
London SW1V 1BH

Telephone (44 20) 7802 4000
Facsimile (44 20) 7802 4111

South Africa
6 Hollard Street
Johannesburg 2001

Telephone (27 11) 376 9111
Facsimile (27 11) 838 4716

Chile
Avenida Americo Vespucio Sur # 100,
9th Floor
Las Condes
Santiago

Telephone (56 2) 330 5000
Facsimile (56 2) 330 5601

United States
1360 Post Oak Boulevard, Suite 150
Houston, TX 77056-3020

Telephone (1 713) 961 8500
Facsimile (1 713) 961 8400

MARKETING OFFICES

The Netherlands
Verheeskade 25
2521 BE The Hague

Telephone (31 70) 315 6666
Facsimile (31 70) 315 6767

Singapore
168 Robinson Road #10-01
Capital Tower
Singapore 068912

Telephone (65) 6349 3333
Facsimile (65) 6349 4000

**Receive your Annual Report
electronically.**
The BHP Billiton Limited Annual Reports
(Concise Report and Combined Financial
Statements) are also posted on the
internet. Shareholders are encouraged to
visit *www.bhpbilliton.com* to inspect the
electronic version of the Annual Report
and provide feedback to the Company.

The single parent entity financial
statements of BHP Billiton Limited
are available on the Company's website
(*www.bhpbilliton.com*) and are available
to shareholders on request free of
charge.

Designed by Amanda Roach Design.



www.bhpbilliton.com